Form 20-F
period 2007-12-31
Voltaire Ltd.
filed 2008-05-05
CIK 1401678

As filed with the Securities Exchange Commission on May 5, 2008

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2007
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

VOLTAIRE LTD.
(Exact name of Registrant as specified in its charter)

Israel (Jurisdiction of incorporation or organization)	9 Hamenofim Street, Building A Herzeliya, 46725 Israel (Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, par value NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2007:

20,545,855 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☐     No ☑

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes ☐     No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☑     No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐     Accelerated filer ☐     Non-accelerated filer ☑

Indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐     Item 18 ☑

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).  Yes ☐     No ☑

PRELIMINARY NOTES

Terms

The terms “Voltaire,” “we,” “us” and “our” refer to Voltaire Ltd. and our wholly-owned subsidiaries.

Forward-Looking Statements

This annual report contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth of the grid computing interconnect market;

•	statements regarding our new or enhanced products;

•	statements regarding the timing of the introduction of new products, including our 10 gigabit/second multi protocol router;

•	statements regarding the amount and timing of the recognition of deferred revenues;

•	statements regarding our dependence on a few OEM customers and expectations as to any increase in the amount and proportion of our revenues derived from OEM customers;

•	expectation as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;

•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;

•	statements regarding our estimates of future performance, sales, gross margin, expenses (including stock-based compensation expenses) and cost of revenue;

•	statements as to our ability to meet anticipated cash needs based on our current business plan; and

•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations.

These statements may be found in the sections of this annual report entitled “Item 3: Key Information — Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and in this annual report, including the section of this annual report entitled “Item 4: Information on the Company, B. Business Overview — Industry Overview,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

In addition, statements that use the terms “believe,” “expect,” “plan,” “intend,” “estimate,” “anticipate” and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this annual report reflect our current views about future events and are based on assumptions and are subject to risks and uncertainties that could cause our actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond our ability to control or predict. You should not put undue reliance on any forward-looking statements. Unless we are required to do so under U.S. federal securities laws or other applicable laws, we do not intend to update or revise any forward-looking statements.

The terms “Voltaire,” “NVIGOR,” “Grid Backbone,” “Gridvision” and our logo are registered trademarks and we have filed a trademark application to register “GridStack.” All other registered trademarks appearing in this prospectus are owned by their holders.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, as well as “Item 5: Operating and Financial Review and Prospects,” included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2005, 2006 and 2007 and the consolidated balance sheet data as of December 31, 2006 and 2007 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2003 and 2004 and the consolidated balance sheet data as of December 31, 2003, 2004 and 2005 have been derived from our audited consolidated financial statements which are not included in this Annual Report.

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands, except share and per share data)

Consolidated statements of operations data:
Revenues	$1,179	$4,916	$15,366	$30,427	$53,115
Cost of revenues(1)	854	3,565	10,902	19,476	30,472

Gross profit	325	1,351	4,464	10,951	22,643
Operating expenses:
Research and development, gross(1)	4,612	6,658	6,538	7,694	10,796
Less royalty-bearing participation	1,325	700	621	—	—

Research and development, net	3,287	5,958	5,917	7,694	10,796

Sales and marketing(1)	1,703	4,327	6,045	8,281	10,483
General and administrative(1)	1,419	2,271	2,609	3,281	4,626

Total operating expenses	6,409	12,556	14,571	19,256	25,905

Loss from operations	(6,084)	(11,205)	(10,107)	(8,305)	(3,262)
Financial income (expenses), net	230	144	191	(460)	(174)

Loss before tax benefit (tax expense)	(5,854)	(11,061)	(9,916)	(8,765)	(3,436)
Tax benefit (tax expense)	—	—	(111)	(84)	284

Net loss	(5,854)	(11,061)	(10,027)	(8,849)	(3,152)

Accretion of redeemable convertible preferred shares(2)	(1,977)	(2,144)	(2,959)	(3,573)	(23,608)
Benefit to Series A, B and B1 shareholders(3)	—	(1,800)	—	—	—
Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	—	(362)	(482)	(535)	(1,386)

Net loss attributable to ordinary shareholders	$(7,831)	$(15,367)	$(13,468)	$(12,957)	$(28,146)

Net loss per share attributable to ordinary shareholders — basic and diluted	$(18,600)	$(29.67)	$(21.16)	$(19.92)	$(3.06)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	421	517,926	636,536	650,476	9,194,980

(1)	Includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,
	2003	2004	2005	2006	2007
	(In thousands)

Cost of revenues	$—	$—	$—	$—	$2
Research and development, net	—	—	9	59	189
Sales and marketing	—	—	—	90	239
General and administrative	35	382	65	161	585

Total	$35	$382	$74	$310	$1,015

(2)	Accretion of redeemable convertible preferred shares represents the original purchase price plus accrued dividends calculated using the interest method. Certain holders of our preferred shares had the option, after March 7, 2009, to require us to redeem all of the preferred shares for an amount equal to the greater of (i) the original purchase price plus accrued dividends (and, with respect to the Series D preferred shares, plus certain interest payments) and (ii) the then current fair market value of such shares. The redemption option and the related accretion of the preferred shares were terminated upon conversion of the preferred shares into ordinary shares upon the closing of our initial public offering.

(3)	In connection with the sale of our Series E preferred shares in 2004, our Series A, Series B and Series B1 preferred shares were converted into ordinary shares. At the time of this conversion, we issued junior liquidation securities to the holders of such shares, which entitle the holders to an aggregate payment of $1.8 million, following payment of certain required amounts to the holders of our Series C, D, E and E2 preferred shares, if we complete a merger transaction or are acquired or liquidated. The junior liquidation securities did not have voting rights and were cancelled upon the closing of our initial public offering for no consideration.

B.	CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C.	REASON FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D.	RISK FACTORS

An investment in our ordinary shares involve a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations would suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations in 1997. We incurred net losses of $3.2 million in 2007, $8.8 million in 2006 and $10.0 million in 2005. As of December 31, 2007, our accumulated deficit was $88.3 million. Our losses could continue for the next several years as we expand our sales and marketing activities, continue to invest in research and development, expand our general and administrative operations and incur additional costs related to being a public company. We may not generate sufficient revenues in the future to achieve or maintain profitability.

Our revenues and prospects may be harmed if the InfiniBand-based architecture is not widely adopted in the grid computing interconnect market.

Our solutions leverage the performance and latency benefits of the InfiniBand grid computing interconnect architecture and provide interconnect functionality for data center environments that rely on industry-standard server and storage units. The InfiniBand architecture was first introduced in October 2000 and has a relatively short history and limited adoption in the grid computing interconnect market. End customers that purchase information technology, or IT, products and services from server vendors, such as our original equipment manufacturer, or OEM, customers, must find InfiniBand to be a compelling solution to meet their grid computing needs. We cannot control third-party adoption of InfiniBand over competing grid computing interconnect architectures such as Ethernet, Fibre Channel and other proprietary technologies. InfiniBand may fail to compete effectively with these architectures, some of which are well established. If other architectures continue to remain the market standard or if a superior alternative architecture to InfiniBand is developed, our revenues and prospects may be harmed. Furthermore, we may be required to incur substantial costs to modify our existing products to remain competitive with new or existing architectures and we can provide no assurance that we will succeed in doing so.

Enterprises may not adopt our technology and may continue to use Ethernet-based solutions, which could harm our future growth.

More than half of our revenues to date have been derived from end customers that are governmental, research or educational institutions, such as government-funded research laboratories and post-secondary educational institutions. An important element of our strategy is to accelerate the adoption of our InfiniBand-based solutions by enterprises, which have traditionally used products based on the Ethernet architecture. In order to compete effectively against providers of solutions that utilize Ethernet, we must convince current Ethernet users to move to a new technology, and incur the related marketing, education and maintenance costs associated with such a move. Potential enterprise customers may also elect to rely on internally-developed solutions or proprietary solutions developed by other companies instead of implementing our InfiniBand-based solutions. In addition, even if potential enterprise customers adopt InfiniBand, we may have to compete with other suppliers of InfiniBand-based products in the enterprise market. If a leading company or several companies in the enterprise market incorporates our InfiniBand-based products, but fails to achieve desired performance and reliability, our reputation and revenues could be adversely affected.

A small number of our OEM customers currently account for the majority of our revenues, and the loss of one or more of these OEM customers, or a significant decrease or delay in sales to any of these OEM customers, could reduce our revenues significantly.

We market and sell our products to end customers primarily through our OEM customers who integrate our solutions into their product offerings. To date, we have derived a substantial portion of our revenues from a small number of OEM customers. Sales to our top three OEM customers accounted for 53% of our revenues in 2007, 63% of our revenues in 2006 and 58% of our revenues in 2005, as follows:

	Year Ended December 31,
	2005	2006	2007

International Business Machines Corp. (IBM)	8%	38%	27%
Hewlett-Packard Company	48	12	24
Sun Microsystems, Inc.	2	13	2

Total	58%	63%	53%

We anticipate that a large portion of our revenues will continue to be derived from sales to a small number of OEM customers in the future. Our sales to our OEM customers are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEM customers are generally governed by non-exclusive agreements that typically have an initial term of one to three years and automatically renew for successive one year terms, have no minimum sales commitments and do not prohibit our OEM customers from offering products and services that compete with our products. In addition, our agreements typically require us to deliver our products to our OEM customers within 30 to 90 days from the time we receive the order, however, in many cases they may request faster delivery. A failure by us to meet product delivery deadlines may damage our relationship with our OEM customers and harm our market position. The size of purchases by our OEM customers typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations. For example, the portion of our revenues derived from Sun Microsystems decreased from 13% in 2006 to 2% in 2007, as a result of large transactions awarded to us in 2006 that were not repeated in 2007.

In addition, our competitors may provide incentives to our existing and potential OEM customers to use or purchase their products and services or to prevent or reduce sales of our solutions. Some of our OEM customers also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that compete with our solutions. If either of these were to occur, our OEM customers may discontinue marketing and distributing our solutions. Therefore, if any of our OEM customers reduces or cancels its purchases from us, or terminates its agreement with us for any reason, and we are unable to replace the lost revenues with sales to an alternate OEM customer, it would have an adverse effect on our revenues and results of operations.

We may be unable to compete effectively with other companies in our market which offer, or may in the future offer, competing products.

We compete in a rapidly evolving and highly competitive market. Our InfiniBand-based solutions currently address the high performance computing, or HPC, interconnect, the 10 Gigabit Ethernet switching, and the storage switching end-markets. These markets are characterized by continuous technological change and customer demand for high performance products. Our current principal competitor is Cisco Systems, Inc., which is a significant supplier of InfiniBand, Ethernet and Fibre Channel-based solutions, and has traditionally been the most recognized and dominant supplier for enterprises. We also compete with QLogic Corporation, a provider of Fibre Channel-based and InfiniBand-based solutions. These companies are substantially larger than we are and have significantly greater brand recognition and resources, which may allow them to respond more quickly to changes in customer requirements or to new or emerging technologies. We also compete to a lesser degree with providers of 10 Gigabit Ethernet and proprietary high-performance grid computing interconnect solutions. The entry of new competitors into our market and acquisitions of our existing competitors by companies with significant resources, better brand recognition and established relationships with our end customers could result in increased competition and harm our business. Increased competition may cause us to make competitive price reductions thereby reducing our gross margins and market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend significantly on our OEM customers to market, sell, install and provide initial and escalation level technical support for our products, and if any of these OEMs fails to adequately perform, then our sales may suffer.

Our OEM customers are responsible for integrating our solutions into their products and providing first call and second escalation service and support for products incorporating our solutions. As a result, we depend on the ability of our OEM customers to market, sell and service our solutions successfully to end customers and to provide adequate customer support. Any failure by our OEM customers to provide adequate support to end customers could result in customer dissatisfaction with us or our solutions, which could result in a loss of an end customer, harm our reputation and delay or limit market acceptance of our solutions. In addition, if any significant OEM customer should fail, individually or in the aggregate, to perform as an end customer expects, our sales may suffer. We cannot provide any assurance that our OEM customers will market our solutions effectively, receive and fulfill end-customer orders of our solutions on a timely basis or continue to devote adequate resources to support the sales, marketing and technical support of our products.

We do not expect to sustain our recent revenue growth rate, which may reduce our share price.

Our revenues have grown rapidly over the last four years. Our revenues were $53.1 million in 2007, $30.4 million in 2006 and $15.4 million in 2005. We do not expect to sustain our recent growth rate in future periods. You should not rely on our revenue growth in any prior quarterly or annual period as an indication of our future revenue growth. If we are unable to maintain adequate revenue growth, we may not have sufficient resources to execute our business objectives and our share price may decline. You must consider our business and prospects in light of the risks and difficulties we encounter as a rapidly growing technology company.

Our gross margins and results of operations may be adversely affected if we do not continue to achieve economies of scale and maintain or increase sales of higher margin products.

Our gross margins have increased to 43% in 2007 from 36% in 2006 and from 29% in 2005. Our gross margins improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes. Our gross margins are also impacted by the mix of products that we sell. Our strategy is to increase our gross margins in the future by increasing sales of our Grid Director ISR 2012, ISR 2004, ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches as a percentage of revenues, while reducing sales of lower-margin host adapter cards as a percentage of revenues. We may not succeed in this strategy because customers may seek complete solutions that require us to sell host adapter cards to them and we may not succeed in our efforts to sell host adapter cards at premium prices. In addition, we may incur additional costs as a result of our efforts to increase sales of our higher-margin products and may not be successful in doing so. As a result, our financial position may be adversely affected. If we are unable to continue to achieve economies of scale and maintain or increase sales of higher margin products, we may not achieve our expected gross margin rate, resulting in lower than expected profitability.

Our reliance on Mellanox Technologies Ltd. and other limited-source suppliers could harm our ability to meet demand for our products in a timely manner or within budget.

We obtain the application-specific integrated circuit, or ASIC, the main component used in our Grid Directortm director-class switches and Grid Switchtm edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Our switch products accounted for approximately 66% of our revenues in 2007. We entered into a non-exclusive agreement with Mellanox dated as of October 7, 2005, for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. Standard lead-times under the agreement may be changed at Mellanox’s sole discretion upon 30-days prior written notice. In addition, Mellanox may increase the ASIC purchase price upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of the notice of discontinuance.

In the event that Mellanox is unable to supply the ASIC on a timely basis or in the quantities that we require, we would be unable to manufacture our switch products without incurring significant development and design costs. There is currently no alternative supplier for the ASIC produced by Mellanox. If an alternative supplier of the ASIC were to develop in the future, we would likely be forced to make changes to our switching products to ensure interoperability with the new ASIC. There can be no assurance that we will be able to successfully modify our switches to accommodate any alternate technology or any change in Mellanox’s product. As a result, a failure by Mellanox to supply the ASIC would materially adversely affect our business.

In addition, we have designed our products to incorporate several specific components, such as our InfiniBand connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from major industry suppliers, but do not have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources, however, any change in these components would require us to qualify a new supplier’s components for inclusion in our products which would likely require significant engineering changes, which could take a number of months to complete.

We currently depend on two outside contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd., to manufacture and warehouse our products and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We subcontract the manufacture, assembly and testing for our products to two contract manufacturers. These functions are performed by Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. Sanmina-SCI is responsible for the manufacture of our Grid Switch InfiniBand Switch Router, or ISR, 9024. Zicon manufacturers all modules and mechanics related to our director class switches and their gateway modules for connecting to Ethernet and Fibre Channel. Our contract manufacturers also store our inventory of key components, as well as finished products after manufacturing and before shipping to customers. If any of these contract manufacturers experience delays, disruptions or quality control problems in manufacturing our products, including insufficient inventory or supply of components, or if we fail to effectively manage the relationship with any of these subcontractors, shipments of products to our customers may be delayed, which could have a material adverse effect on our relationships with our customers and end customers.

We currently have only a letter agreement with Sanmina-SCI and no long-term supply contract with Zicon. We are in the final stages of negotiating a long-term supply contract with Zicon and currently rely on committed purchase orders to meet our manufacturing requirements. Unless we enter into a long-term supply contract with each of these manufacturers, they will not be obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. Neither of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demands for our products.

Sanmina-SCI’s facilities are located in Lod, Israel and Zicon’s facilities are located in Petach Tikva, Israel. In the event that the facilities of either contract manufacturer are damaged for any reason, our ability to deliver products to customers could be materially adversely affected. See also “— Risks Relating to Our Location in Israel — Conditions in Israel could adversely affect our business.”

Our solutions are highly technical and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

Due to the complexity of our solutions and variations among customers’ computing environments and data centers, we may not detect product defects until our products are fully deployed in our customers’ high performance computing environments and data centers. Regardless of whether warranty coverage exists for a product, we may be required to dedicate significant technical resources to resolving any defects. If we encounter significant product problems, we could experience, among other things, loss of customers, cancellation of product orders, increased costs, delays in recognizing revenue and damage to our reputation. Some of our customers traditionally demand early delivery of products containing our most advanced technology prior to completion of our rollout.

For example, during the third quarter of 2006, we provided early product delivery of a high-end switch based on the newly released double data rate, or DDR, chipset to a limited number of OEM and end customers desiring the newest technology available. Because the system did not perform as expected in the field under certain high stress environments, we had to defer recognition of $7.3 million of revenue, substantially all of which was recognized during the second and third quarters of 2007.

In addition, we could face claims for product liability, tort or breach of warranty. Defending a lawsuit, regardless of its merit, is costly and may divert management’s attention from normal business operations. If our business liability insurance is inadequate or future coverage is unavailable on acceptable terms or at all, our financial condition could be harmed.

We have limited visibility into end customer demand for our solutions, which introduces uncertainty into our manufacturing forecasts and business planning, and could negatively impact our financial results.

Our business is subject to uncertainty because of our limited visibility into end customers’ future buying patterns and demands, which poses a challenge for us in predicting the amount and timing of our revenue. Sales of our solutions are made on the basis of purchase orders rather than long-term purchase commitments. In addition, we place orders with our suppliers and contract manufacturers based on forecasts of our OEM customers’ demand, which are based on numerous assumptions, each of which may introduce variability and error into our estimates. This process requires us to make multiple demand forecast assumptions with respect to both our OEM customers’ and end customers’ demands. Because the lead time for fulfilling an order from an OEM customer is typically one to two months, while the lead-time to order certain of the components and assemble our products can be three to four months, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts of end customer demand. As we grow, anticipating end customer demand may become increasingly challenging. If we overestimate end customer demand, we may order more inventory of components and allocate more resources to manufacturing products than is necessary. In the event that we are unable to sell our finished product or in the event that our inventory of components becomes obsolete, we may be required to incur significant charges and write-offs related to our inventory. This could have an adverse affect on our balance sheet and results of operations. Conversely, if we underestimate end customer demand, we could forego revenue opportunities, lose market share and damage our end customer relationships.

If we fail to develop new products or enhance the performance of our existing solutions with improved technologies to meet rapid technological change and market demands in a timely and cost-effective manner, our business will suffer.

We invest heavily in advancing our technology and developing new solutions to keep pace with rapid changes in customer demand and with our competitors’ efforts to advance their technology. In particular, we must satisfy demand for improved computing performance. We are currently engaged in the development process for next generation solutions in order to meet these demands. The development process for these advancements is lengthy and requires us to accurately anticipate technological innovations and market trends. Developing and enhancing these products can be time-consuming, costly and complex. Successful product design, development and introduction on a timely basis require that we:

•	design innovative and performance-enhancing features that differentiate our solutions from those of our competitors;

•	identify emerging technological trends in our target markets;

•	maintain effective sales and marketing strategies;

•	respond effectively to technological changes or product announcements by others; and

•	adjust to changing market conditions quickly and cost-effectively.

We may be unable to successfully develop additional next-generation products or product enhancements. In addition, we cannot provide any assurance that new products or enhancements will be completed in a timely manner. Delays in completing the development and introduction of products that address new applications or markets could cause our sales to decline and our operating loss to increase. Furthermore, we may make substantial investments in the research and development of new products that are then not accepted by the market. If we fail to address effectively the changing demands of customers and to develop the required enhancements to our products in order to keep pace with advances in technology, our business and revenues will be adversely affected. In addition, we cannot provide any assurance that we will be able to obtain certification, as required, for our existing or newly developed products by national regulators.

If we fail to manage our future growth effectively, we may not be able to market and sell our products and services successfully.

We have expanded our operations significantly since we began offering grid computing solutions in 2003 and anticipate that further expansion will be required. Our future operating results depend to a large extent on our management’s ability to plan and direct our expansion and growth successfully, including training our sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, implementing and enhancing infrastructure, addressing new markets and expanding international operations in addition to maintaining and expanding our research and development efforts. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

In addition, in order to accommodate our growth, our contract manufacturers may need to increase their manufacturing capacity. If our contract manufacturers are unable to maintain the required manufacturing capacity to meet our requirements, the demand for our products may exceed their capacity, which could result in a backlog of orders and harm our ability to meet our customers’ timing demands.

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter-to-quarter and year-to-year. It is possible that our operating results in some quarters and years will be below market expectations. This may cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control. In particular, we have limited exposure to end customer demand upon which we predict future sales of our solutions. Our OEM customers derive a substantial portion of their revenues from sales to a small number of end customers. If a small number of end customers defer delivery or installation of our products for even a short period of time, recognition of a significant amount of revenues may be delayed. In limited circumstances, we do not recognize revenue upon a sale to an OEM customer because the sale by the OEM customer to the end customer is subject to performance of an acceptance test by the end customer. As a result, we may experience quarterly fluctuations in revenues if OEM products incorporating our solutions do not meet the technical specifications required by the end customers.

Additional factors that may affect our quarterly and annual operating results include:

•	the loss of one or more of our OEM customers, or a significant reduction or postponement of orders from our customers;

•	our customers’ sales outlooks, purchasing patterns and inventory levels based on end-customer demands and general economic conditions;

•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;

•	product obsolescence and our ability to manage product transitions;

•	changes in the relative sales mix of our products;

•	changes in our cost of finished products;

•	the potential loss of key manufacturer and supplier relationships; and

•	the availability, pricing and timeliness of delivery of other components used in our OEM customers’ products.

The international nature of our business exposes us to financial and regulatory risks and we may have difficulty protecting our intellectual property in some foreign countries.

To date, we have derived a significant portion of our revenues from OEM and other customers located outside the United States, principally in Europe, which accounted for 36% of our revenues in 2007, and the Asia-Pacific region and Japan, which accounted for 11% of our revenues in 2007. The international nature of our business subjects us to a number of risks, including the following:

•	the difficulty of managing and staffing multiple offices, which we currently maintain in North America, Europe, the Middle East and Asia-Pacific, and the increased travel, infrastructure and legal compliance costs associated with multiple international locations;

•	difficulties in enforcing contracts and implementing our accounts receivable function, which is currently centralized and introduces translation, proximity and cultural challenges;

•	political and economic instability, particularly in markets such as Latin America, Asia and other emerging markets;

•	reduced protection for intellectual property rights in some countries where we may seek to expand our sales in the future, such as China and the Russian Federation;

•	changes in regulatory requirements, such as the regulations recently adopted by the European Union regarding recycling of, and prohibition of hazardous substances in, electrical and electronic equipment;

•	laws and business practices favoring local companies; and

•	imposition of or increases in tariffs.

As we expand our business globally, our success will depend, in large part, on our ability to anticipate and effectively manage these risks. Our failure to manage any of these risks successfully could harm our international operations and reduce our international sales, adversely affecting our business, operating results and financial condition.

If we are unable to successfully protect our technology through the issuance and enforcement of patents and other means of protection, our business could be harmed significantly.

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as our internal confidentiality procedures and contractual provisions, are at the core of our efforts to protect our proprietary technology and our brand. As of March 31, 2008, we had two issued U.S. patent and four pending U.S. patent applications. We also have three pending counterpart applications outside of the United States, filed pursuant to the Patent Cooperation Treaty. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;

•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties via litigation or administrative proceeding;

•	we will obtain a favorable outcome if we assert our intellectual property rights against third parties;

•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;

•	the patents of others will not have an adverse effect on our ability to do business; or

•	others will not independently develop similar or competing products or methods or design around any patents that may be issued to us.

In addition, our intellectual property is also used in a large number of foreign countries. Effective intellectual property enforcement may be unavailable or limited in some foreign countries, such as China and the Russian Federation. As a result, it may be difficult for us to protect our intellectual property from misuses or infringement by other companies in these countries. We expect this to become a greater problem for us as our OEM customers increase their manufacturing presence in countries that provide less protection for intellectual property.

Litigation and administrative proceedings are inherently uncertain and divert resources that could be directed towards other business priorities. We may not be able to obtain positive results and may spend considerable resources in our efforts to defend and protect our intellectual property. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection vary from one jurisdiction to another and may not be attainable in every country in which our products are available. Our failure to obtain patents, including with claims of a scope necessary to cover our technology, or the invalidation of our patents, may weaken our competitive position and may adversely affect our revenues and profitability.

In addition to patent protection, we customarily require our employees and subcontractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationship with us begins. Typically, our employment contracts also include assignment of intellectual property rights for inventions developed by employees, and non-disclosure of confidential information and non-compete clauses for twelve months following termination of an employee’s employment with us. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

We incorporate open source software into our switch chassis and GridStack software. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. For example, our products incorporate open source code such as an embedded Linux-based operating system. The Linux-based operating system has been developed under a license (known as a General Public License), which permits it to be liberally copied, modified and distributed.

Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. While we monitor our use of open source code in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code, we cannot guarantee that such circumstances will not occur or that a court would not conclude that, under a different interpretation of an open source license, certain of our core technology must be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, that may divert resources away from our development efforts.

The license under which we licensed the embedded Linux-based operating system is currently the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. SCO filed its complaint in 2003 to which IBM asserted counterclaims. The parties had briefed certain issues for summary judgment and other issues were being argued when SCO filed for bankruptcy in July 2007. The Court administratively closed the case, which could be reopened upon a motion from either party. In its complaint, SCO alleged that certain versions of the Linux operating system contributed by IBM contain unauthorized UNIX code or derivative works of UNIX code, which SCO claims it owns. If the court were to rule in SCO’s favor and find, for example, that Linux-based products, or significant portions of them, may not be liberally copied, modified or distributed, we may have to modify our products and/or seek a license to use the code in question, which may or may not be available on commercially reasonable terms, and this could materially adversely affect our business. Regardless of the merit of SCO’s allegations, uncertainty concerning SCO’s allegations could adversely affect our products and customer relationships.

We may also find that we need to incorporate certain proprietary third-party technologies, including software programs, into our products in the future. Licenses to relevant third-party technology may not be available to us on commercially reasonable terms, or at all. Therefore, we could face delays in product releases until equivalent technology can be identified, licensed or developed and integrated into our current products. Such delays could materially adversely affect our business, operating results and financial conditions.

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation and our business, operating results or financial condition could be materially adversely affected.

There can be no assurance that third parties will not assert that our products and other intellectual property infringe, or may infringe their proprietary rights. We are not currently subject to any proceedings for infringement of patents or other intellectual property rights and are not aware of any parties that intend to pursue such claims against us. Any such claims, regardless of merit, could result in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays and materially disrupt the conduct of our business and have a material adverse effect on our financial condition and results of operations. As a consequence of such claims, we could be required to pay a substantial damage award, develop non-infringing technology, enter into royalty-bearing licensing agreements, stop selling our products or re-brand our products. If it appears necessary, we may seek to license intellectual property that we are alleged to infringe. Such licensing agreements may not be available on terms acceptable to us or at all. Litigation is inherently uncertain and any adverse decision could result in a loss of our proprietary rights, subject us to significant liabilities, require us to seek licenses from others and otherwise negatively affect our business. In the event of a successful claim of infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected.

If we fail to retain our executive officers and attract and retain other skilled employees, we may not be able to timely develop, sell or support our products.

Our success depends in large part on the continued contribution of our research and development and sales and marketing teams, as well as our management. In particular, we depend on the continued service of Miron (Ronnie) Kenneth, our Chief Executive Officer and Chairman. We do not carry key man life insurance for any of our management. We have entered into employment agreements with all of our executive officers, including Mr. Kenneth. Our employment agreements do not specify a minimum employment term, nor do they guarantee the continued service of our executive officers with us. In addition, the enforceability of covenants not to compete in Israel and the United States is subject to limitations and may not be enforceable at all.

If our business continues to grow, we will need to add to our research and development and sales and marketing teams, as well as to members of management in order to manage our growth. The process of hiring, training and successfully integrating qualified personnel into our operation is a lengthy and expensive one. The market for qualified personnel is very competitive because of the limited number of people available with the necessary technical skills, sales skills and understanding of our products and technology. This is particularly true in Israel where competition for qualified personnel is intense due to the density of technology companies. Our failure to hire and retain qualified personnel could cause our revenues to decline and impair our ability to meet our research and development and sales objectives.

Our business is subject to increasingly complex environmental legislation that may increase our costs and the risk of noncompliance.

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the material composition of many of our products. For instance, the European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006. The European Union has also approved a directive on Waste Electrical and Electronic Equipment, which requires that all electrical and electronic equipment placed for sale in the European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. In connection with our compliance with these and other environmental laws and regulations, we could incur substantial costs, including research and development costs and costs associated with assuring the supply of compliant components from our suppliers. Similar laws and regulations have been proposed or may be enacted in other regions in which we do business. Other environmental regulation may require us to reengineer our solutions to utilize components that are compatible with these regulations. Such reengineering and component substitution may result in additional costs to us or disrupt our operations or logistics.

Our international operations expose us to the risk of fluctuation in currency exchange rates.

In 2007, we derived the majority of our revenues in U.S. dollars. Although almost all of our revenues were denominated in U.S. dollars, a significant portion of our expenses were denominated in New Israeli Shekels (“NIS”) and to a significantly lesser extent in Euros. Our NIS-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. The NIS appreciation (devaluation) against the U.S. dollar amounted to 6.8% in 2005, (8.2)% in 2006 and 9.0% in 2007. We currently do not hedge our currency exposure through financial derivatives. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders, reduce our financial resources and result in increased expenditures.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date and our ability to make acquisitions is therefore unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could pose challenges in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expense and adversely impact our business.

Under current U.S. and Israeli law, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees and subcontractors sign non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a period, typically limited to twelve months following the end of employment. Under current U.S. and Israeli law, we may be unable to enforce these agreements and it may be difficult for us to restrict our competitors from acquiring the expertise our former employees acquired while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

We have not yet determined if our internal control over financial reporting is effective pursuant to Section 404 of the Sarbanes-Oxley Act.

We are required to comply with the internal control evaluation and certification requirements of Section 404 of the Sarbanes-Oxley Act in our annual report on Form 20-F for the year ending December 31, 2008. We are in the process of determining whether our internal control over financial reporting is effective. This process may divert internal resources and will take a significant amount of time and effort to complete. In particular, we have experienced rapid growth during the last three years and may continue to do so in the future. As a result, certain elements of our internal control have been strained and may need to be enhanced and additional controls and functions implemented. Irrespective of compliance with Section 404, any failure of our internal control could have a material adverse effect on our stated results of operations and harm our reputation. As a result, we may experience higher than anticipated operating expenses, as well as higher independent auditor fees during the implementation of these changes and thereafter. Further, we may need to hire additional qualified personnel in order for us to establish or maintain effective internal control over financial reporting. If we are unable to implement these changes effectively or efficiently, it could harm our operations, financial reporting or financial results and could result in an adverse opinion on internal controls from our independent auditors.

Risks Related to our Ordinary Shares

The market price of our ordinary shares may be volatile and could fluctuate substantially.

Since our shares commenced trading on the Nasdaq Global Market in July 2007 and through March 31, 2008, the closing price has varied from a high of $8.40 to a low of $4.98. Our share price will likely be impacted by our quarterly financial performance, which may vary in the future, and may not meet our guidance or the expectations of analysts or investors. This may lead to additional volatility in our share price. In addition, the market price of our ordinary shares may be impacted by other factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;

•	disputes or other developments with respect to our or our competitors’ intellectual property rights;

•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;

•	recruitment or departure of key personnel;

•	regulatory developments in the markets in which we sell our product;

•	our sale of ordinary shares or other securities in the future;

•	changes in the estimation of the future size and growth of our markets; and

•	market conditions in our industry, the industries of our customers and the economy as a whole.

The trading volume of our shares has been relatively low, which may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that securities analysts will maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares may decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expense and divert management’s attention from our business.

Future sales of our ordinary shares in the public market and low trading volume could adversely affect our share price.

As of March 31, 2008, we had 20,565,775 ordinary shares outstanding. Approximately 52.8% of these shares are “restricted securities” available for resale on the Nasdaq Global Market, all of which are subject to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price and the price and liquidity of our shares may be adversely affected.

The holders of approximately 52.8% of our ordinary shares will be entitled to request that we register their shares for resale and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future. The registration or sale of any of these shares could cause the market price of our ordinary shares to drop significantly. See “Item 7.B: Related Party Transactions — Registration Rights.”

The ownership of our ordinary shares is highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers and directors and their affiliates, together with our current significant shareholders beneficially own approximately 56.7% of our outstanding ordinary shares. Moreover, three of our shareholders, BCF II Belgium Holding SPRL, Pitango Venture Capital and Vertex Venture Capital beneficially own approximately

47.1% of our outstanding ordinary shares. In addition, individual partners of these shareholders serve on our board of directors. Accordingly, these shareholders, acting as a group, could exercise a controlling influence on us and, even if they do not act as a group, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. These shareholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other shareholders. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company for U.S. federal income tax purposes. To determine if at least 50% of our assets are held for the production of, or produce, passive income we may use the market capitalization method for certain periods. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness on a relevant testing date. Because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies historically has been especially volatile, and because the market price may affect the determination of whether we will be considered a passive foreign investment company, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year. See “Item 10.E: Taxation — United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”

We may need to raise additional capital in the future and may be unable to do so on acceptable terms.

We believe that the net proceeds from our initial public offering, together with our existing cash balances and cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next twelve months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or arrange additional debt financing. We cannot be certain that we will be able to sell additional equity or arrange additional debt financing on commercially reasonable terms or at all, which could limit our ability to grow and carry out our business plan, or that any such additional financing, if raised through the issuance of equity securities, will not be dilutive to our existing shareholders.

Risks Relating to our Location in Israel

Conditions in Israel could adversely affect our business.

We are incorporated under Israeli law and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2008. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on our facilities or on the facilities of our local suppliers and manufacturers in which event, all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2007, we had 174 employees of whom 136 were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform periodic military reserve duty until they reach age 49 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations in which event our ability to deliver products to customers may be materially adversely affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages, occasionally carried out or threatened by Israeli trade unions due to labor disputes may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages may prevent us from shipping our assembled products from Israel to our OEM customers, which could have a material adverse affect on our results of operations.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Herzeliya Pituach, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $61 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

See “ Item 10.E — Taxation — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or these conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor, for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.5%, up to the amount of the received grants as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The amounts received after January 1, 1999, bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues. We did not apply for or receive grants in 2006 or 2007, although we did receive grants totaling $5.6 million through December 31, 2005. In April 2008, we made an early payment of $2.7 million to the Office of the Chief Scientist to conclude our financial obligations under our participation in the Office of the Chief Scientist’s sponsored research and development grant program. We recorded this payment in our first quarter results of 2008 as a one-time payment in our cost of revenues.

Although we have repaid the grants, their terms continue to prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be required to refund any grants previously received together with interest and penalties, and may be subject to criminal charges.

It may be difficult to enforce a U.S. judgment against us, our officers and directors in Israel or the United States, or to assert U.S. securities laws claims in Israel or serve process on our officers and directors.

We are incorporated in Israel. The majority of our executive officers and directors are not residents of the United States, and the majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws against us or any of these persons in a U.S. or Israeli court, or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws on the grounds that Israel is not the most appropriate forum in which to bring such a claim. Even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing the matters described above.

Your rights and responsibilities as a shareholder will be governed by Israeli law and differ in some respects from those under Delaware law.

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing his, her or its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and supermajority provisions to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors may be willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Item 10 — Additional Information; Description of Share Capital — Anti-Takeover Measures” and “— Acquisitions under Israeli Law.”

ITEM 4.	INFORMATION ON THE COMPANY

A.	HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is “Voltaire Ltd.” We were incorporated under the laws of the State of Israel in April 1997 and commenced operations in 1997. In July 2007, we conducted an initial public offering and listing on The Nasdaq Global Market.

We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-247196-2. Our principal executive offices are located at 9 Hamenofim Street Building A, Herzeliya 46725, Israel, and our telephone number is +972 (9) 971-7666. Our web site address is www.voltaire.com. The information on our web site does not constitute part of this Annual Report. Our agent in the United States is our subsidiary, Voltaire, Inc. The address of Voltaire, Inc. is 6 Fortune Drive, Billerica, MA 01821, U.S.A.

B.	BUSINESS OVERVIEW

Overview

We design and develop server and storage switching and software solutions that enable high-performance grid computing within the data center. As the computing requirements of enterprises and institutions continue to expand, the demand for data center solutions that can efficiently and cost-effectively scale and manage computing resources is dramatically increasing. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Grid Backbonetm. Our Grid Backbone provides a scalable and cost-effective way for customers to manage the growth of their data center computing requirements.

We have significant expertise in developing switching and routing platforms based on the InfiniBand architecture as well as grid management software. InfiniBand is an industry-standard architecture that provides specifications for high-performance interconnects. We offer 24 to 288 port server and storage switches that benefit from the high performance and low latency characteristics of the InfiniBand architecture, and also integrate with Ethernet and Fibre Channel architectures. Our management software solutions provide fabric management, performance monitoring, application acceleration and grid provisioning functionality.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. We currently have OEM relationships with International Business Machines Corporation, or IBM, Hewlett-Packard Company, or HP, Silicon Graphics, Inc., Sun Microsystems, Inc. and NEC Corporation, five of the top ten global server vendors. To date, our solutions have been implemented in the data centers of over 250 end customers across a wide range of vertical markets and geographies.

Our principal executive offices are located in Herzeliya, Israel. We also have offices in North America, Europe and Asia-Pacific. We outsource the manufacture of our products to two contract manufacturers. We had revenues of $53.1 million in 2007, $30.4 million in 2006, and $15.4 million in 2005.

Industry Background

Shift from mainframe computers to clusters

The performance requirements for critical computing applications are dramatically increasing as enterprises and institutions use the information that is created, stored and accessed by these applications to enhance their competitiveness. This dependence on information for fundamental business processes is causing enterprises and institutions to seek higher-performance data center information technology, or IT, resources. IT personnel must balance the increasing demand for high-performance computing, while at the same time managing the cost and complexity of these environments. Traditionally, enterprises and institutions have met their high-performance computing and capacity requirements by adding monolithic systems, such as mainframe computers and high-end servers. These systems require large up-front investments, have long order lead times, are challenging to integrate into broader data center architectures and are typically built around proprietary architectures. These factors result in low initial levels of efficiency, an inability to scale-out quickly in response to expanding computing needs and reduced data center management flexibility.

As a result of these limitations, enterprises and institutions are increasingly seeking computing solutions that provide improved performance in a cost-effective manner by adopting more modular and open computing solutions commonly referred to as server and storage clusters. These clusters consist of off-the-shelf industry-standard server and storage systems organized in racks and connected through specialized switches. Through the use of cluster configurations, enterprises and institutions seek to achieve computing performance that is similar to, or better than that of mainframe computers or high-end servers, but at lower costs. Such cluster configurations have become the preferred solution for meeting high-performance computing needs due to their lower up-front costs and their ability to support the scaling of capacity incrementally. These cluster configurations, however, remain limited by the following:

•	Constrained utilization. Cluster configurations are generally organized to run a predefined set of applications. As enterprises and institutions grow and the number of critical applications continues to expand, the ability to optimize and rapidly reallocate computing resources efficiently becomes increasingly important. Cluster configurations do not provide the dynamic flexibility needed to address these growing demands.

•	Performance bottlenecks. To enhance the performance of cluster configurations, enterprises and institutions have adopted multi-core processors and server virtualization technologies. Multi-core processors, which incorporate multiple processors on a single silicon chip, have significantly increased server processing power. Server virtualization technologies allow multiple operating systems to run simultaneously on a single server, offering the potential for dramatically higher server efficiency. However, together these technologies require increased total server and storage input/output, or I/O, bandwidth beyond the capabilities of current technologies, resulting in reduced overall performance.

•	Configuration complexity. Server and storage clusters must be configured using multiple cables and adapters that connect to multiple network, server and storage switches. Clusters are configured such that an increase in performance requires a proportionate or greater increase in the number of servers, switches, cables and adapters in the cluster. This proliferation of hardware presents significant initial and ongoing management challenges, and makes it costly and labor-intensive to alter the configuration of the data center as application requirements change.

•	Management of multiple network architectures. Most traditional server and storage cluster configurations rely on Fibre Channel and Ethernet interconnect architectures, each of which addresses distinct functions. Fibre Channel is the prevailing architecture for storage switching in most data centers, while Ethernet is used primarily for switching and transport functions. The use of these two different architectures in cluster configurations increases the complexity and cost of managing the data center.

These limitations of cluster configurations reduce overall data center efficiency, including response time, and result in high capital investment and operating costs including power, cooling, space and human resource expenditures.

Shift from cluster configurations to grids

In order to address the limitations of clusters, enterprises and institutions are increasingly adopting grid computing solutions, or grids. Grids allow one or more discrete clusters to be linked together as a single fabric to address different data center applications and eliminate performance bottlenecks. Grids also provide the ability to dynamically manage disparate underlying server and storage units and deliver computing services with higher levels of performance, availability, reliability, scalability and utilization than clusters. In order to achieve these benefits, grids must be built upon high-performance grid computing interconnect solutions.

Existing grid computing interconnect architectures

Following the shift towards the adoption of grids, a number of grid computing interconnect architectures have been deployed to address the connectivity demands of the data center. These architectures include:

Ethernet.  Ethernet is an industry-standard interconnect architecture that was initially designed to enable basic connectivity between computers in local area networks or over a wide area network. Ethernet was designed to provide an interconnect architecture in an environment where latency, connection reliability and performance requirements were not essential. Nevertheless, Ethernet has become the predominant technology for networking and has more recently been applied to grid computing. As a grid computing solution, Ethernet faces significant challenges because its low overall efficiency, high power consumption, non-linear scalability and low available bandwidth are insufficient for high-performance computing environments. Ethernet-based solutions also increase configuration complexity, requiring multiple network cables, adapters and switches in each server to enable high-performance connectivity. Recently, new standards have been proposed in an effort to reduce or eliminate some of these deficiencies. Converged, Enhanced Ethernet (CEE) and Data Center Ethernet (DCE) are versions of 10 gigabit Ethernet designed to deliver enhanced capabilities largely focused on converged data center fabrics running storage and server interconnect over a single connection. Companies have announced CEE based products, however we believe the final standards for these technologies will not facilitate standards-based solutions before the 2009 timeframe.

Myrinet and other proprietary solutions.  A number of proprietary solutions have been designed to address the connectivity requirements of the data center. These proprietary solutions support low latency and provide increased reliability. The number of deployments of Myrinet, the most popular proprietary solution, in high-performance computing environments has been declining due to the availability of industry standards-based interconnects that offer superior price and performance, a lack of compatible storage systems and the required use of proprietary software solutions.

Fibre Channel.  Fibre Channel was developed as an industry-standard architecture used exclusively to address storage applications, and was not designed to function as a server interconnect architecture.

InfiniBand.  InfiniBand is an industry-standard architecture that provides specifications for high performance server and storage interconnects. InfiniBand offers higher bandwidth and scalability, lower latency, reduced complexity, higher efficiency and superior price and performance economics compared to other grid computing interconnect architectures. InfiniBand eliminates the need for multiple network cables and adapters for each server in the grid and dramatically increases overall processor efficiencies.

Our Solution

We provide server and storage switching and software solutions that enable high-performance grid computing within the data center. Our Grid Backbone allows one or more discrete computing clusters to be linked together as a unified fabric. We create this fabric by integrating high-performance interconnects with dynamic management and provisioning software. As a result, our server and storage switching and software solutions provide a scalable and cost-effective way for customers to manage the growth of data center computing requirements. We leverage the performance, scalability and latency benefits of InfiniBand and provide leading interconnect functionality for data center environments that rely on industry-standard server and storage units. In addition to InfiniBand, our multi-protocol switches also support Fibre Channel and Ethernet. We have also developed software solutions that virtualize hardware elements, such as interconnect backplanes and I/O interfaces and provide hardware resource management software.

Our solutions offer the following key benefits:

•	Lower latency for acceleration of information delivery. Based on published product specifications, our InfiniBand-based solutions provide significantly lower end-to-end latency than other existing based solutions. Through our relationships with independent software vendors, or ISVs, in our targeted vertical markets, we are able to further reduce end-to-end latency and deliver greater application acceleration benefits to our end customers. The following table compares the latency of our InfiniBand-based solutions to 1 Gigabit and 10 Gigabit Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet	Ethernet		Fibre
	(1 Gb/s)	(10 Gb/s)	Myrinet	Channel	InfiniBand

Lowest Latency
Switch Port to Switch Port	6,000 nanoseconds	250-2000 nanoseconds	500 nanoseconds	400 nanoseconds	160 nanoseconds
Lowest Latency
Host to Host	30-60 microseconds	7 microseconds	3 microseconds	No data available	1.2 microseconds

•	Higher bandwidth for improved resource utilization. In high-performance computing environments, customers require optimal bandwidth to address and eliminate performance bottlenecks. Based on published product specifications, our InfiniBand-based solutions provide significantly higher bandwidth than existing Ethernet- and Fibre Channel-based solutions. The following table compares the bandwidth of our InfiniBand-based solutions to Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet	Myrinet	Fibre Channel	InfiniBand

Supported bandwidth of available solutions	1 Gb/s-10 Gb/s	2 Gb/s-10 Gb/s	2 Gb/s-10 Gb/s	10 Gb/s-20 Gb/s server-to-server 30 Gb/s-60 Gb/s switch-to-switch
Highest bandwidth supported by specification	10 Gb/s	10 Gb/s	10Gb/s	120 Gb/s

•	Greater scalability to grow with customers’ demands. Our server and storage switching solutions enable linear scalability by off-loading communication processing to allow servers to run applications more efficiently. Our switches scale up to 288 InfiniBand-based ports, 132 Ethernet-based ports and 132 Fibre Channel-based ports. We offer the ability to configure a switch with a combination of these technologies and provide high-speed switching between them. This combination of increased server efficiency and high-density switching improves overall application efficiency, thereby reducing data center capital investment requirements and operating costs.

•	Simplified data center infrastructure. Our solutions eliminate the need for multiple adapters and related cables for each grid computing interconnect architecture. Using our solutions, end customers require only a single adapter and cable to connect each server and storage device to the grid. Because we are able to reduce the number of required adapters and cables to multiple networks, our solutions reduce the complexity of the data center.

•	Improved grid performance, manageability and provisioning through enhanced software. Our software solutions are designed to maximize grid performance and efficiency. Our GridVision fabric management software creates an environment that dynamically routes traffic across a fabric to avoid congestion and maximize available bandwidth. The software is embedded in our switches and does not require external configuration. Our GridVision Enterprise software further enhances manageability by automating the process of fabric resource allocation to improve the response time for grid provisioning and allow better and faster alignment to the requirements of the customer. We also offer our GridStack software, which enables applications to take full advantage of the low latency of our solutions by facilitating communication between the server and the switch.

We believe that our Grid Backbone allows our customers to accelerate application performance, improve utilization and enable lower overall total cost of ownership compared to other high-performance grid.

Technology

Our grid computing interconnect solutions combine a modular hardware switching and routing platform with grid management software. Our hardware platforms combine high speed, low-latency switching and routing with advanced traffic management capabilities. Our software solutions are compatible with Windows, Linux and Unix, and include host, traffic management, provisioning and virtualization software. The modular nature of our solutions allows end customers to deploy new capabilities quickly and effectively to meet their high-performance grid computing requirements. In addition, we base our solutions on accepted industry standards to ensure interoperability and to allow customers to easily integrate third-party technology with our own.

Our Hardware

Our fixed-port and modular, director-class switches and routers are designed to provide high speed processing and switching of data signals. The proprietary chassis design of our director-class switches integrates InfiniBand-based switching and backplane technologies with management controller modules to provide high bandwidth and improve application and overall system performance. Our high-density 24-port line cards significantly increase the number of connections that can be made to our switches, and additional line cards can be added incrementally to increase the number of available ports in the switch. We accelerate the routing between InfiniBand and Ethernet architectures through the use of our InfiniBand-to-Ethernet field programmable gate array, or FPGA. We also leverage other industry-standard technology for Fibre Channel routing.

Our director-class switches also provide benefits by employing advanced power and cooling designs. Our switches are able to connect to the grid using either copper- or fiber optic-based cables. Our switches also conform with the form factors, quality and functionality requirements of our server OEM customers. In addition to our portfolio of switches, we offer third-party host channel adapters, or HCAs, which are supported by our host software.

Our Software

Our software solutions offer the following functionality:

•	Host software. Our host software allows servers to connect to our switches through our HCAs for improved overall performance and manageability of large, complex grids. Our host software leverages random direct memory access, or RDMA, and uses extensions to standard protocols in Windows and Linux to provide increased performance for applications. RDMA dramatically improves performance by allowing applications and operating systems to access memory from remote hosts rather than copying information from server to server. RDMA is used in both Ethernet and InfiniBand environments.

•	Traffic management, provisioning and virtualization software. To further improve application performance and resource utilization our I/O virtualization capabilities allow us to emulate multiple storage and network adapters in a single server. In connection with application and operating system features, this technology enables segmentation and robust traffic management in the grid. We have also developed advanced routing software and firmware to optimize overall grid performance by dynamically adjusting the communication path among servers and storage devices. The firmware embedded in our Ethernet-to-InfiniBand and Fiber Channel-to-InfiniBand routers allows for high speed routing and advanced traffic management capabilities without degrading switch performance.

Our grid provisioning software, GridVision Enterprise, allows customers to allocate specific amounts of bandwidth to different virtual hosts, applications or network segments. This allocation can be done dynamically while the grid is operational. Our software also allows allocation to be performed dynamically based upon a predefined set of rules and policies. For example, to maintain a minimum quality of service for critical applications, GridVision Enterprise will automatically allocate resources as needed. These rules can either be defined directly within the application or synchronized with existing job scheduling tools.

We work with industry-leading server and storage virtualization solutions to extend resource allocation capabilities to virtual servers and virtual storage. Using a common information model database, our software can manage resources associated with large, heterogeneous grid environments by abstracting complex configurations into simple, easy to understand and manipulate icons or objects. Our software provides the capability to create virtual network segments within the same connection. These virtual segments can be defined to operate in isolation or to interact with each other, depending on customer requirements.

InfiniBand

Our solutions are largely based on the InfiniBand architecture. InfiniBand is an industry-standard, high-performance interconnect architecture that enables cost-effective, high-speed data communications at higher speeds and lower latency than existing interconnect architectures. The InfiniBand architecture was developed by the InfiniBand Trade Association, or IBTA, which was founded in 1999 and is composed of leading IT vendors and hardware and software solution providers. The IBTA tests and certifies vendor products and solutions for interoperability and compliance. Our products meet the specifications of the InfiniBand standard and have been tested and certified by the IBTA.

InfiniBand was designed as a server and storage architecture with both the switch and host adapter playing a role in maximizing performance. InfiniBand is simple and can be implemented in a fast silicon state machine, reducing silicon size and power consumption, while increasing performance. The InfiniBand architecture connects switches in a mesh topology to create a single, logical switching environment improving overall fabric scalability as compared to other topologies. It also leverages memory and buffering capabilities in the host adapter as well as employs operating system by-pass techniques to maximize overall fabric throughput and reduce latency. InfiniBand employs a centrally controlled fabric manager to connect multiple InfiniBand switches. This removes excessive processing by the switches themselves and results in improved bandwidth and lower latency.

Our Products

Our product offerings include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers and standards-based driver and management software. For end customers who desire a complete solution, we also offer host channel adapters, and copper and fiber optic cables.

Using our InfiniBand-based server and storage switching solutions, our customers can create unified fabrics to deliver high-performance grid computing within the data center. Our solutions enable grid computing based on an architecture that provides a method for connecting processing systems and storage and network I/O into a single easy-to-manage environment. Moreover, our solutions allow our end customers to virtualize and provision multiple networks across Ethernet, InfiniBand and Fibre Channel.

Grid Computing Switches

Our Grid Directortm director-class switches and Grid Switchtm edge switches are used to create low latency, high-bandwidth connections of up to 20 Gigabit/second to servers and storage devices. We offer high-performance, multi-service switches with InfiniBand, Ethernet and Fibre Channel capacity integrated into a single chassis that supports large grids. The server, storage and switching resources form a grid that can be leveraged to improve application performance at lower cost than traditional methods. Our largest installation includes more than 10,000 processors, and over 1,000 server and storage nodes. Our switch-related product offerings include our GridVision fabric management software, which provides key management and performance enhancing functionality.

We offer a range of switches that vary in the number of available ports and capabilities in order to address the specific needs of our customers, including scalability and integration with other data center technologies:

	Grid Switch	Grid Director	Grid Director	Grid Directors	Grid Directors
	ISR 9024	ISR 9096	ISR 9288	ISR 2004	ISR 2012

Number of slots	N/A	4	12	4	12
Internal Switch Bandwidth	960 Gb/sec	1.92 Tb/sec	5.76 Tb/sec	3.84 Tb/sec	11.52 Tb/sec
Maximum Switch-to-Host Bandwidth	20 Gb/sec	10 Gb/sec	10 Gb/sec	20 Gb/sec	20 Gb/sec
Maximum IB Switching Ports	24 fixed ports	96 (4X24 port line cards)	288 (12X24 port line cards)	96 (4X24 port line cards)	288 (12X24 port line cards)
Maximum 1 Gigabit/sec Ethernet Switching Ports	N/A	36	132	24	88
Maximum 10 Gigabit/sec Ethernet Switching Ports	N/A	0	0	8	24

Our Grid Switch edge switches offer the following features:

•	options for 10 — 20 Gigabit/second performance for clusters and grids;

•	ultra-low latency at under 140 nanoseconds;

•	24 port 4x, single data rate, or SDR, ports and double data rate, or DDR, ports, supporting either copper or optical interfaces;

•	redundant, hot-swappable power supplies to allow for the highest availability; and

•	embedded or external grid management capabilities.

Our Grid Director director-class switches offer the same functionality as our Grid Switch edge switches, as well as the following features:

•	redundant, hot-swappable fan and controller modules to allow for the highest availability;

•	redundant synchronized management cards which allow a card failure to recover without management information loss or any disruption in port-to-port communication;

•	line card protocol flexibility to facilitate management of mixed InfiniBand, Ethernet and Fibre Channel environments; and

•	component-level interoperability between director-class switches.

GridVision Management and Host Software

We offer a line of management tools that provide information on the topology of the grid, configuration of the individual switches within the grid and real-time monitoring of performance. Our GridVision fabric management software offers summary management reports at various levels, error correlation and alarms, fabric-wide performance monitoring and centralized port and virtual local area network configuration. These applications also provide all of the grid set-up routing algorithms and management utilities used in an InfiniBand-based computing environment.

Our GridVision Enterprise software is a grid provisioning solution, which offers customers a method of dynamically allocating resources based on pre-defined configurations. GridVision Enterprise software also delivers extensive automated monitoring and diagnostics for servers, which enable customers to perform corrective measures and/or to shift resources to meet changing demands. Our software leverages the capabilities of InfiniBand and interfaces with our switches, as well as third-party provisioning, management and virtualization applications.

Our GridStack software is a comprehensive set of host drivers and protocols that enable any application to utilize the performance of RDMA and high-performance storage connectivity. Based on an open-source standard, GridStack allows both Windows and Linux-based applications to run in an InfiniBand environment. GridStack offers improved latency and performance. In addition, the Transmission Control Protocol/Internet Protocol, or

TCP/IP, emulation software incorporated into our GridStack software allows InfiniBand to appear to the user as one or more standard Internet Protocol networks, making it easier to manage. Our GridBoot firmware extension enables diskless server nodes to operate over the fabric using remote storage, thereby leading to improved reliability.

Multi-Protocol Routers

Our routers enable customers to consolidate InfiniBand-, Fibre Channel- and Ethernet-based servers, network and storage connectivity into a single high-performing fabric. Currently, we offer the Internet Protocol Router, as well as the Fibre Channel Router.

Our Internet Protocol Router is based on our third-generation Ethernet-to-InfiniBand FPGA, and offers a range of intelligent layer 2 through 7 capabilities, which can be performed at high speed. These capabilities include packet classification, firewall services, filtering and in-depth traffic monitoring and analysis. Our TCP/IP offload capabilities also eliminate the processing burden on the switch processor and enable higher performance. In addition, our Internet Protocol router offers the following features:

•	integrates into all Grid Director switches, including the ISR 2012, ISR 9288, ISR 2004 and ISR 9096, to connect to Ethernet networks;

•	allows for up to four 1 Gigabit/second or two 10 Gigabit/second connections per router (the latter expected to be launched during the second quarter of 2008); and

•	supports link aggregation.

Our Fibre Channel Router is an RDMA-capable Fibre Channel-to-InfiniBand router that can operate as a transparent Fibre Channel bridge and can be integrated with existing storage networks, as well as storage virtualization tools. Our Fibre Channel Router provides for easy installation and automatic discovery, full storage area network interoperability, port and module aggregation and integration with our GridVision Enterprise software and other third-party storage management and virtualization applications. In addition, our Fibre Channel Router offers the following features:

•	integrates with all Grid Director switches including the ISR 2012, ISR 9288, ISR 2004 and ISR 9096 to connect to Fibre Channel storage;

•	provides for four 4 Gigabit/second channel interfaces and two 20 Gigabit/second InfiniBand interfaces; and

•	allows for up to 1500 Megabit/second or throughput per router.

Host Channel Adapters

Our host channel adapters, or HCAs, provide connectivity to high performance InfiniBand-based grids, storage and networking devices. Our HCAs offer dual or single d-ports, remote booting capabilities, and use our GridStack software for a variety of high performance applications. We currently source our HCAs from a third-party vendor and then customize them.

Customers

We have a global, diversified end-customer base covering a wide range of industries. To date, more than half of our end customers have been governmental, research and educational organizations, such as government-funded research laboratories and post-secondary education institutions. The balance of our end customers have been enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries. The following table indicates the end customer that we believe represents the largest portion of our product orders for each specific industry for the period from July 1, 2006 through December 31, 2007, the period during which we have tracked such data:

• Los Alamos National Laboratory (USA)	(Government)	• CBS (USA)	(Entertainment)
• HLRS (Germany)	(Education and research)	• University Health Network (Canada)	(Life sciences)
• Daimler Chrysler AG (Germany)	(Manufacturing)	• JP Morgan Chase (USA)	(Financial services)
• SINOPEC (China)	(Oil and gas)

End customers purchase our products primarily through server OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Our OEM customers generally purchase our products from us upon receipt of purchase orders from end customers. These OEM customers are responsible for the installation of solutions incorporating our products, and initial and escalation level customer support to end customers. As of December 31, 2007, our OEM customers were IBM, HP, Silicon Graphics, Sun Microsystems and NEC Corporation.

Sales to our OEM customers are made on the basis of purchase orders rather than long-term purchase commitments. Our product purchase agreements with our OEM customers typically have an initial term of one to three years, and most of these agreements renew automatically for successive one-year terms unless terminated. These agreements are generally non-exclusive, provide for quarterly price adjustments for sales made after such adjustment if agreed to by both parties to the agreement, do not contain minimum purchase requirements and do not prohibit our OEM customers from offering products and services that compete with our products. Each OEM customer is generally treated as a “most favored customer,” entitled to the lowest prices and most favorable terms offered to any other customer purchasing the same product in comparable volumes and purchase commitments.

Our base agreement with IBM, which accounted for 27% of our revenues in 2007, provides that IBM purchases our products and services pursuant to a related statement of work or work authorization. Pricing and payment terms for the products and services are determined by such statement of work or work authorization. The agreement can be terminated by either party provided that no statement of work or work authorization is outstanding. We currently have an executed statement of work, which will expire on November 19, 2010. We have also entered into a technical services agreement with IBM, which provides that IBM will assist us in developing products to incorporate into IBM’s solutions pursuant to a statement of work. The agreement expires on December 31, 2010 and can be terminated by either party upon 30 days’ prior written notice, provided that no statement of work is in effect. We had an executed statement of work pursuant to the technical services agreement that expired on December 9, 2007. In addition, in the event of a material breach of either the base agreement or the technical services agreement, the non-breaching party may terminate such agreement if the other party fails to cure such breach within 30 days after receiving notice from the non-breaching party.

Our agreement with HP, which accounted for 24% of our revenues in 2007, requires competitive pricing and competitive product offerings. The initial two-year term of the agreement expired on October 8, 2006, but the agreement provides for successive one-year renewal terms unless terminated by either party. The agreement can be terminated at will by us upon 60 days’ notice and by HP upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach from the non-breaching party.

We invest significant resources to maintain our relationships with our OEM customers in the grid computing interconnect market, which typically require up to a year to develop from initial contact to shipment to end customers of OEM products integrating our solutions. We work closely with each of our OEM customers across various levels within such organization’s structure including with the product development, marketing, field sales and service and support teams. Together with our OEM customers, we develop integrated solutions to address end customers’ needs. We also develop joint go-to-market strategies with our OEM customers to create end-customer demand and promote our solutions. These go-to-market initiatives include joint marketing campaigns, bundled promotions to accelerate sales, training curriculums and engineering relationships for product development.

We also have relationships with over 30 value-added resellers and systems integrators. Approximately 40% of our sales to end customers were through our relationships with value-added resellers and system integrators in 2007. These value-added resellers and systems integrators include second-tier server and storage OEM companies, as well as traditional systems integrators which do not manufacture products but which provide solutions to end customers.

Seasonality

Our business is impacted by seasonal factors. Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter.

Sales and Marketing

As of December 31, 2007, our sales and marketing staff consisted of 38 employees, including 10 sales and support engineers that support end customers in pre- and post-sales activities. Our sales and marketing staff is located in Israel, the United States, Germany, China and Japan.

Our sales model is based upon a combination of developing our relationships with our OEM customers and creating end-customer demand for our solutions. Our global OEM team consists of account executives and systems engineers who are responsible for the development and ongoing support of our OEM relationships.

The account executives typically work with an OEM customer to ensure seamless product supply, as well as coordinate customer forecasts, overall program management and product sell-through.

Our end-customer regional sales force drives demand directly with potential end customers and coordinates geographically-specific marketing and sales programs. Our regional sales force is divided into three geographical regions: North America, Europe/Middle East/Africa and Asia-Pacific. This regional sales force operates as a direct sales team to end customers, but without completing order fulfillment, which is instead satisfied by our OEM customers. We monitor the activities of our end-customer regional sales force on a global basis to maintain forecasts of potential sales to end customers.

Our marketing organization is responsible for product strategy and management, future product plans and positioning, pricing, product introduction and transitions, competitive analysis, and raising the overall visibility of our company and our products. The marketing team is also responsible for working with ISVs to identify vertical markets and vertical market solutions that may benefit from our product offerings. In addition, the marketing team develops and manages various OEM customer and end-customer generation programs including web-based lead development, trade shows and industry analyst relations.

Service and Technical Support

We consider our customer support and professional service capabilities to be a key element of our sales strategy. Our customer support and professional service teams enable our customers to optimize the reliability and performance of their grids.

First calls and second level escalation support to end customers are typically delivered by our server OEM customers, value-added resellers and systems integrators as a condition of contract. We provide third level and engineering support to these customers when necessary. We also sell annual support and extended warranty packages to our customers to provide a more comprehensive support offering. We have technical assistance centers, located in Herzeliya, Israel and Billerica, Massachusetts, which use a streamlined process and an on-line customer relationship management system to provide reliable support to our end customers.

End customers can also take advantage of our on-line resources: SupportWeb and eSupport. SupportWeb contains technical documentation allowing our end customers to quickly research and resolve product questions, as well as download maintenance release updates and new software upgrades. Our web-based eSupport enables end customers to open support cases on-line through either email or the Internet.

Research and Development

Our research and development activities take place in Herzeliya, Israel. As of December 31, 2007, 90 of our employees were engaged primarily in research and development. Our research and development team is composed of 54 software engineers, 12 hardware engineers, 18 quality assurance personnel as well as 6 new product introduction engineers. Our gross research and development expenditures were $10.8 million in 2007, $7.7 million in 2006 and $6.5 million in 2005.

Our research and development organization has four key functions, which are the development and maintenance of new hardware platforms, development and maintenance of new software, quality assurance at both a unit and systems level and future technical development and patent management. Our hardware activities include switch ASIC, circuit and mechanical design. Our software initiatives are focused on taking advantage of open-source software, where applicable, and building competitive differentiation for enhancing management and performance.

We also subcontract a portion of our research and development activities to various subcontractors. Our subcontracted services include mechanical and thermal design of our products, board layout and environmental testing.

Government Grants

Historically, our research and development efforts were financed, in part, through grants from the Office of the Chief Scientist of the Israeli Ministry of Industry and Trade. We have repaid in full all grants received. The government of Israel does not own proprietary rights in know-how developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. These restrictions may impair our ability to outsource manufacturing or enter into similar arrangements for those products or technologies and they continue to apply even though we have paid the full amount of royalties payable for the grants.

If the Office of the Chief Scientist consents to the manufacture of the products outside Israel, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in our products that was funded by grants. The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

The R&D Law provides that the consent of the Office of the Chief Scientist for the transfer outside of Israel of know-how derived out of an approved plan may only be granted under special circumstances and subject to fulfillment of certain conditions specified in the R&D Law as follows: (1) the grant recipient pays to the Office of the Chief Scientist a portion of the sale price paid in consideration for such Office of the Chief Scientist-funded know-how (according to certain formulas), except if the grantee receives from the transferee of the know-how an exclusive, irrevocable, perpetual unlimited license to fully utilize the know-how and all related rights; (2) the grant recipient receives know-how from a third party in exchange for its Office of the Chief Scientist-funded know-how; or (3) such transfer of Office of the Chief Scientist-funded know-how arises in connection with certain types of cooperation in research and development activities.

Manufacturing and Supply

We subcontract the manufacture, assembly and testing for our products to two contract manufacturers. These functions are performed by Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. This full turn-key manufacturing strategy enables us to reduce our fixed costs, focus on our research and development capabilities and provides us with flexibility to meet market demand. Our engineering technologies group prepares full manufacturing instructions to enable our contract manufacturers to purchase the necessary components and manufacture our products based on our desired specifications. We have also developed automatic test equipment to control the quality of our manufactured products. We monitor our contract manufacturing operations through site visits by our manufacturing and planning managers. We also maintain an in-house materials procurement function to purchase strategic product components with a significant lead time, in order to maintain our relationships with key suppliers while balancing our manufacturing costs.

Sanmina-SCI is responsible for the manufacture of our Grid Switch ISR 9024. In October 2004, we entered into a letter agreement with Sanmina-SCI governing the terms of our manufacturing arrangement, but have not yet entered into a fully-negotiated agreement to formalize our business relationship. Pursuant to this letter agreement, we submit purchase orders to Sanmina-SCI for our manufacturing requirements at least 90 days in advance. We are not required to provide any minimum orders. Upon the termination of the letter agreement or a cancellation of an order, we are responsible for all components and finished products ordered within the lead-time.

Zicon manufactures all modules and mechanics related to our director-level switches and their gateway modules for connecting to Ethernet and Fibre Channel. We have not yet entered into an agreement to formalize our business relationship with Zicon, but are in final stages of negotiating a long-term manufacturing contract. We currently place manufacturing orders with Zicon through committed purchase orders.

Some of the components used in our products are obtained from limited-source suppliers. In particular, we obtain the InfiniBand switching ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Sales of our products incorporating the ASIC accounted for approximately 66% of our revenues in 2007. We entered into a non-exclusive agreement with Mellanox on October 27, 2005 for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. The agreement is non-exclusive and does not contain any minimum purchase requirements. Mellanox may generally increase the purchase price of any product under the agreement upon 30 days’ written notice, and we have agreed to review and discuss product pricing on a good faith basis every six months. In addition, pursuant to our agreement, Mellanox must deposit with an escrow agent all the technological information necessary to manufacture the ASIC. Effective June 12, 2007, this information is held in trust by the escrow agent for our benefit in accordance with the terms of an escrow agreement. Mellanox may increase the price of the ASIC upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of a notice of discontinuance. If Mellanox is unable to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry-standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully.

In addition, we have designed our products to incorporate specific components, such as our InfiniBand connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from major industry suppliers, but do not have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources, however, any change in these components would require us to qualify a new component for inclusion in our products which would likely require significant engineering and would take time to complete.

Intellectual Property

Our intellectual property rights are very important to our business, and our continued success depends, in part, on our ability to protect our proprietary products. We rely on a combination of patents, copyright, trademarks, trade secrets, confidentiality clauses and other protective clauses in our agreements to protect our intellectual property, including invention assignment and non-disclosure agreements with our employees and certain outside contractors and non-disclosure agreements with our employees, distributors, resellers, software testers and contractors. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features.

As of March 31, 2008, we had two issued U.S. patents and four pending patent applications in the United States. We also have three pending counterpart application outside of the United States, filed pursuant to the Patent Cooperation Treaty. We have established an internal Patent Committee to evaluate which inventions to protect by patents or other means. As of March 31, 2008, we also had trademark registrations for “VOLTAIRE” in Israel and the European Union, “V VOLTAIRE (and design)” in Israel, the United States, Canada, the European Union, South Africa, China, Japan and Singapore, and “NVIGOR” in the United States and the European Union. We have trademark registrations for “GRID BACKBONE” and “GRIDVISION” in the European Union. We also have three pending trademark applications.

We cannot be certain that patents or trademarks will be issued as a result of the patent applications or trademark applications we have filed. We also claim common law copyright protection on various versions of our software products and product documentation. We may elect to abandon or otherwise not pursue prosecution of certain pending patent or trademark applications due to examination results, economic considerations, strategic concerns, or other factors. Further, our patents, trademark registrations and common law copyrights may not be upheld as valid and may not prevent the development of competitive products and services by our competitors.

Government Regulation

We are subject to a number of governmental regulations. In particular, we are subject to European Union directives regarding the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union and regarding the appropriate labeling for waste disposal purposes of all electrical and electronic equipment sold in the European Union. For more information, see “Risk Factors — Our business is subject to increasingly complex environmental legislation that may increase our costs and the risk of noncompliance.” We are also generally subject to export and import controls of the different jurisdictions in which we sell our products. We believe that we are currently in compliance with all applicable government regulations. To date, our business has not been materially affected by governmental regulation.

Competition

We believe that our products compete in the grid computing interconnect market based on the following:

•	scalability;

•	performance, including the ability to provide low latency and high bandwidth capabilities;

•	ease of installation and management by IT personnel;

•	flexibility across multiple architectures;

•	reliability to ensure uninterrupted operability; and

•	cost efficiency in acquisition, deployment and ongoing support.

We face significant competition in the markets in which we operate. We expect competition to continue in the future with the introduction of new technologies and the entrance of new participants. In addition, we expect that we will face competition from other new and established companies competing for next-generation data center solutions. Our current principal competitors are Cisco Systems, Inc. and QLogic Corporation. We compete to a lesser degree against providers of 10 Gigabit Ethernet and proprietary high-performance computing solutions.

Employees

As of December 31, 2007, we had 174 employees, including students and subcontractors of whom 136 were based in Israel, 35 in the United States, one in Germany, one in China and one in Japan. The breakdown of our employees, including students and subcontractors, by department is as follows:

Department	2005	2006	2007

Management	8	8	8
Operations	9	15	17
Research and development	65	79	90
Sales and marketing	26	30	38
General and administration	9	9	21

Total	117	141	174

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions, which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

Facilities

Our principal administrative and research and development activities are conducted in a 20,516 square foot (1,906 square meters) facility in Herzeliya, Israel. The lease for this facility expires in October 2011, but we may terminate the lease on December 31, 2008, upon 90-days prior written notice and by paying an additional payment equal to three months rent. We lease office space totaling approximately 9,745 square feet (905 square meters) in the United States. The lease for this facility expires on December 31, 2009 with an option to extend the lease to December 31, 2012. We also have offices in England, Germany and China. We believe that our existing facilities are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not party to any material litigation or proceeding.

C.	ORGANIZATIONAL STRUCTURE

Voltaire Ltd. is organized under the laws of the State of Israel and, as of December 31, 2007, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

	Country of	Percentage
Name of Subsidiary	Incorporation	Ownership

Voltaire, Inc.	USA	100%
Voltaire Japan K.K	Japan	100%
Voltaire (UK) Limited	United Kingdom	100%

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.	OPERATING RESULTS

Overview

We design and develop server and storage switching and software solutions that enable high-performance grid computing within the data center. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Grid Backbonet.

We were incorporated and commenced operations in 1997. Between 1997 and 2001, we developed, manufactured and sold data security products. In 2001, we shifted our business plan to focus on developing grid computing switches and software for the data center, primarily based on the InfiniBand grid computing interconnect architecture. Between 2001 and 2003, we continued to develop our technology and in 2003 we made our first commercial shipments of our Internet Protocol routers and first generation InfiniBand Switch Router, or ISR, 6000 and ISR 9600 switches, host channel adapters and GridStacktm software. In 2004, we introduced our Grid Directortm director-class switches, in 2005 we introduced our Grid Switchtm edge switches, and in 2006 we began developing solutions for 20 Gigabit server switching, 10 Gigabit Ethernet routing and enterprise software for grid infrastructure management. During 2007, we introduced the GridDirectortm 2012, a new 20 gigabit/second InfiniBand based switching platform.

Our solutions are based on the InfiniBand grid computing interconnect architecture, which competes with other grid computing architectures, such as Ethernet, Fibre Channel and other proprietary technologies. Historically, more than half of our end customers have been governmental, educational and research institutions. More recently, we have expanded into enterprise markets, including oil and gas, manufacturing, life sciences, entertainment and financial services. Enterprise customers have traditionally used products based on the Ethernet architecture and must therefore switch to an InfiniBand-based architecture to adopt our server and storage switching and software solutions. A key component of our growth strategy is to collaborate with independent software vendors, or ISVs, that have expertise in key vertical markets, such as financial services and manufacturing, and work together to design solutions that meet the needs of end customers in these vertical markets. We seek to leverage our relationships with our OEM customers and ISVs to achieve greater penetration across certain key vertical markets.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Sales to our OEM customers are made on the basis of purchase orders that are issued pursuant to product purchase agreements or statements of work. Due to the nature of our OEM strategy, we derive the majority of our revenues from sales to a limited number of large customers. Sales to three OEM customers accounted for 53% of our revenues in 2007, 63% of our revenues in 2006 and 58% of our revenues in 2005. We believe that our revenues will continue to be highly concentrated among a relatively small number of OEM customers for the foreseeable future.

Our OEM customers, if they carry inventory, generally carry enough inventory for replacement parts and/or their near term forecasted shipments of our products. We have experienced significant changes in the percentage of total annual sales represented by each of our OEM customers. These fluctuations were due to significant sales by one OEM customer to a particular end customer during a particular year. As a result, in addition to the impact on our results of operations of seasonal fluctuations in revenues, our quarterly results of operations also are impacted by the sales cycles of our OEM customers with respect to their end customers. In particular, large purchases by a small number of end customers can be a significant contributor to our revenues from our OEM customers within a specific quarterly period. If a significant order by an end customer of one of our OEM customers is deferred until a subsequent quarter, we may experience significant fluctuations in our quarterly results of operations. We expect this concentration of our sales among end customers to decrease in the future, although we expect to continue to have significant revenue concentration among our OEM customers.

The term of our current statement of work with IBM was extended on October 10, 2007 to be in effect until November 19, 2010. The initial term of our agreement with Hewlett-Packard Company, or HP, expired on

October 8, 2006 upon which it automatically renewed for successive one year periods. The agreement allows us to terminate upon 60 days’ notice and allows HP to terminate upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach by the non-breaching party. We cannot predict with certainty what impact, if any, an expiration or termination of any of these agreements would have on our results of operations since none of our OEM agreements contain minimum purchase requirements and because we cannot predict which OEM will receive a design win from an end-customer. Nevertheless, the termination or expiration of an agreement with a large OEM customer could have a material adverse impact on our revenues and operating results.

We currently rely on Mellanox Technologies Ltd. as our sole-source supplier for the InfiniBand switching application-specific integrated circuit, or ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches. The ASICs constitute a significant portion of our cost of revenues. If Mellanox is unable to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully. In addition, our cost of revenues may be impacted negatively by any disruption in the supply of this component, including as a result of higher-priced alternative components we may be forced to purchase in connection with product reconfigurations.

We subcontract the manufacturing, assembly and testing for our products to two contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd. As a result, our business has relatively low capital requirements. We currently have offices in North America, Europe, the Middle East and Asia-Pacific. We will seek to extend our geographic reach by adding to our sales and marketing and support and services teams in order to expand sales of our Grid Backbone.

Key Business Metrics

We consider the following metrics to be important in analyzing our results of operations:

Revenues.  We closely monitor our quarterly and annual revenues as a measure of our business performance. We derive our revenues from sales of, and to a lesser extent provisions of service for, our server and storage switching and software solutions. Our revenues are affected by seasonal fluctuations and by the sales cycles of our OEM customers with respect to their end customers. We expect that our quarterly results may fluctuate from period to period and may not always be fully reflective of our overall business and prospects. As a result, we believe that reviewing both quarterly and annual results together may provide a better overall measure of our business than reviewing any individual quarter or consecutive series of quarters in isolation.

Gross margins.  A key component of our growth objectives is to maintain and improve our gross margins. Our gross margins have increased to 43% in 2007 from 36% in 2006 and 29% in 2005. We analyze the following two metrics which impact our gross margins:

•	Economies of scale. Our historical gross margins improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes. We expect to continue to reduce these costs as a percentage of revenues if we maintain similar sales growth. We plan to continue to seek opportunities to reduce our cost of revenues in the future by taking advantage of economies of scale arising from increased manufacturing volume, which will allow us to negotiate lower costs of materials and manufacturing uplifts.

•	Product mix. The mix of products that we sell directly impacts our gross margins. Our ability to increase sales of our higher margin products while reducing sales of lower-margin products as a percentage of revenue is an important element of implementing our growth strategy. We will seek to increase our gross margins in the future by increasing sales of our Grid Director ISR 2012, ISR 2004, ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches as a percentage of revenues, while reducing sales of lower-margin host adapter cards as a percentage of revenues. To implement this strategy, we have included gross margin targets as a component of our sales personnel’s sales plans and we will evaluate future sales of host adapter cards on a non-premium basis if we believe it will negatively impact our gross margins. We expect to continue selling host adapter cards in order to compete effectively where an end customer seeks a complete solution, notwithstanding the potential for it to reduce our blended gross margins.

Our historic cost of revenues includes an expense equal to 3.5% of revenues on account of royalty payments to the Government of Israel for repayment of grants received by the Office of the Chief Scientist. In April 2008, we repaid in full the grants received from the Office of the Chief Scientist and incurred a one-time charge to cost of revenues. As a result, royalty expenses to the Office of the Chief Scientist will cease to be a part of our cost of revenues beginning April 1, 2008.

Net income.  We monitor our operating expenses closely as we grow our business. Annually, we have incurred net losses in each fiscal year since we commenced operations in 1997. During the third and fourth quarters of 2007, we generated modest positive net income.

Results of Operations

Revenues

Our revenues have grown rapidly since we began commercial shipment of our solutions in late 2003. We generate the majority of our revenues from sales of our Grid Director director-class and Grid Switch edge switches and sales of our host channel adapters and cables. We grant a one-year hardware warranty and a three-month software warranty on our products. Based on our historical experience, we record a reserve on account of possible warranty claims, which increases our cost of revenues. In addition, we provide a variety of fee-based support and extended warranty packages.

We recognize revenues from product sales in accordance with Statement of Position 97-2, “Software Revenue Recognition,” and EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More than Incidental Software.” We recognize revenues from the sale of our products when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. We typically defer recognition of revenue until each of these standards has been satisfied. Delivery occurs when title is transferred under the applicable international commerce terms, or IncoTerms, to our customer, including an OEM customer, value added reseller or systems integrator. We do not provide rights of return and generally do not provide for acceptance tests by end-customers. In a limited number of circumstances, however, we have deviated from our standard policy by agreeing to arrangements with OEM, value added reseller or system integrator customers which provide for acceptance tests. These arrangements have clear milestones and acceptance tests before the purchase price is considered non-cancelable. In these instances, we do not recognize revenue until all obligations, milestones and acceptance tests have been satisfied. Until such time, we account for this as deferred revenue.

We recognize revenues from warranty and support services on a straight-line basis over the term of the warranty and support agreement. See “Critical Accounting Policies and Estimates — Revenue Recognition.”

Geographical breakdown

We classify our revenue geographically based on the location of our customer, regardless of the location of the end customer. The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

North America	86%	63%	53%
EMEA	13	24	36
Asia-Pacific and Japan	1	13	11

Total	100%	100%	100%

Cost of revenues

Our cost of revenues consists primarily of cost of product components and materials, fees paid to our contract manufacturers and personnel cost associated with production management. In addition, to a lesser extent our cost of revenues includes expenses for inventory obsolescence, costs for providing customer service and support, warranty obligations, general overhead and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Generally, our cost of revenues as a percentage of sales revenues has decreased over time, primarily due to unit manufacturing cost reductions given economies of scale from higher manufacturing volumes. In the future, we expect overall cost of revenues to increase in absolute terms as product sales increase, but to decrease as a percentage of revenues due to continued economies of scale, expected increased sales of higher-margin products, absorption of fixed operating costs as a gross percentage of sales. In April 2008, we repaid in full the grants received from the Office of the Chief Scientist and incurred a one-time charge to cost of revenues. As a result, royalty expenses to the Office of the Chief Scientist will cease to be a part of our cost of revenues beginning April 1, 2008.

Operating expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. We have invested significant resources to develop our OEM relationships. Operating costs associated with the development of our OEM relationships involve a significant initial investment by us in order to satisfy OEM performance requirements, develop professional relationships within the OEM organization, and provide education and training to each OEM customer. These initial costs typically decrease once our OEM customers have approved our solutions for inclusion in their products and begun generating sales. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees, including commissions for sales personnel and share-based compensation for all employees. We grew to 174 employees as of December 31, 2007 from 141 employees as of December 31, 2006. We expect to continue to hire additional employees to support our growth. The timing of these additional hires could materially affect our operating expenses in any particular period, both in absolute terms and as a percentage of revenues.

Research and development.  Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services and costs of materials consumed in connection with the design and development of our products. We expense all of our research and development costs as incurred. Through 2005, our research and development expenses were partially offset by financing through royalty-bearing grants from the Office of the Chief Scientist. We recognized such participation grants at the time at which we were entitled to such grants on the basis of the costs incurred and included these grants as a deduction from research and development expenses (see “— Government Grants”). We do not anticipate receiving additional grants in the future. We intend to continue to invest significantly in our research and development efforts and believe these areas are essential to maintaining our competitive position. We expect that in future periods on an annual basis our research and development expenses will increase in absolute terms and remain stable or decrease as a percentage of revenues.

Sales and marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, travel expenses, marketing programs and facilities costs. We intend to continue to invest heavily in sales and marketing, including further developing our relationships with our OEM customers, hiring additional sales and marketing personnel, extending brand awareness and sponsoring marketing events. We expect that in future periods on an annual basis our sales and marketing expenses will increase in absolute terms and remain stable or decrease as a percentage of revenues.

General and administrative.  Our general and administrative expenses consist primarily of salaries and related personnel costs, travel, and facilities expenses related to our executive, finance, human resource and information technology teams and other fees for professional services provided by subcontractors. Professional services consist of outside legal, audit and tax services and information technology consulting costs. We expect these expenses to increase on an absolute basis in fiscal 2008 as we incur additional costs related to the growth of our business, including accounting and legal expenses related to compliance with the Sarbanes-Oxley Act of 2002 and the rules and regulations implemented by the U.S. Securities and Exchange Commission, as well as additional insurance, investor relations and other costs associated with being a public company.

Amortization of deferred share-based compensation.  We have granted options to purchase our ordinary shares to our employees and consultants at prices equal to or below the fair market value of the underlying ordinary shares on the grant date. The options, which were below the fair market value, were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to the initial public offering involved subjective judgment, third-party valuations and the consideration by our board of directors of various factors. Because there was no public market for our ordinary shares prior to the offering, the amount of the compensation charge was not based on an objective measure, such as the trading price of our ordinary shares. We discuss in detail the factors that affected our determination of the deemed fair value of the underlying ordinary shares below in “Critical Accounting Policies and Estimates — Accounting for Share-Based Compensation.” As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”, or SFAS No. 123(R), which requires us to expense the fair value of employee share options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method for either recognition or pro forma disclosures and adopted SFAS No. 123(R) using the prospective-transition method. The fair value of share-based awards granted after January 1, 2006, was estimated using the Black-Scholes valuation model. As a result of adopting SFAS No. 123(R) on January 1, 2006, we incurred a greater net loss in the amount of $0.3 million in 2006 and $1.0 million in 2007.

In connection with the grant of options, we recorded total share-based compensation expenses of $1.0 million in 2007, $0.3 million in 2006 and $74,000 in 2005. In the future, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. As of December 31, 2007, we had an aggregate of $4.2 million of deferred unrecognized share-based compensation remaining to be recognized. We estimate that this deferred unrecognized share-based compensation balance will be amortized as follows: approximately $1.4 million in 2008, approximately $1.2 million in 2009 and approximately $1.6 million in 2010 and thereafter.

Financial income (expenses), net

Financial income consists primarily of interest earned on our cash balances and other financial investments and foreign currency exchange gains or losses. Financing expenses consist primarily of outstanding interest to be paid on a $5.0 million loan from Lighthouse Capital Partners V (Israel), LLC, bank fees, foreign currency exchange losses, as well as charges to record outstanding preferred share warrants at fair value. Foreign exchange gains or losses may be primarily as a result of foreign exchange fluctuations between U.S. dollar and NIS, and to much lesser extent, between U.S. dollar and euro.

Corporate tax

Israeli companies are generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Herzeliya, Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $61.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2005	2006	2007

Revenues	100.0%	100.0%	100.0%
Cost of revenues	71.0	64.0	57.4

Gross profit	29.0	36.0	42.6
Operating expenses:
Research and development, gross	42.5	25.3	20.3
Less royalty-bearing participation	4.0	—	—

Research and development, net	38.5	25.3	20.3

Sales and marketing	39.3	27.2	19.7
General and administrative	17.0	10.8	8.7

Total operating expenses	94.8	63.3	48.7

Loss from operations	(65.8)	(27.3)	(6.1)
Financial income (expenses), net	1.2	(1.5)	(0.3)

Net loss before income tax expense	(64.5)	(28.8)	(6.4)

Income tax expenses	(0.7)	(0.3)	0.5

Net loss	(65.3)%	(29.1)%	(5.9)%

Results of Operations

Year Ended December 31, 2007 compared to Year Ended December 31, 2006

Revenues

Revenues increased by $22.7 million in 2007, or 74.6%, to $53.1 in 2007 from $30.4 million in 2006. The increase in revenues resulted primarily from increased sales to our two largest OEM customers from $15.1 million to $27.1 million, as well as an increase in sales from $15.3 million to $26.0 million to our other customers. Sales to IBM in 2007 totaled $14.4 million representing an increase of $2.8 million over sales in 2006, and sales to HP totaled $12.7 million in 2007, representing an increase of $9.2 million over sales in 2006. The increased sales reflect the continued development of our relationships with IBM and HP. The increased sales were partially offset by a decrease of $2.7 million in sales to Sun Microsystems, as compared to sales in 2006. With respect to other customers, we significantly increased our sales to one specific reseller from $0.6 million to $3.4 million.

In addition, sales of our Grid Director director-class switches and Grid Switch edge switches increased to $35.0 million in 2007 from $16.6 million in 2006, while sales of our adapter cards increased to $16.5 million in 2007 from $12.5 million in 2006. We believe that the growth in our sales reflected the overall growth in market demand by end customers for grid computing products including growing traction within the commercial vertical market customers such as financial services, manufacturing and energy. The growth was enhanced by the successful release of our new Grid Director Class ISR 2012 product during the second quarter of 2007, which was a majority of our revenues derived from Director Class switches.

In the first quarter of 2008, we completed the redesign of our DDR products and released the ISR 2004 Grid Director Switch to complement the ISR 2012 Switch that was released in 2007. The shipments of these DDR products occurred during the second quarter of 2006 through the first quarter of 2007. In October 2006, after the DDR product had been installed in a number of large configurations, a design flaw was identified which limited the full capabilities of the DDR feature in certain customer environments. Upon analysis of the design flaw during the fourth quarter of 2006, we determined that the delivery criterion for revenue recognition purposes would not be met until the DDR product delivered met all of the product’s specifications and functionality. As a result, we determined that revenue from these sales should not be recognized until a redesigned DDR product was completed and delivered to customers. Following the redesign and release of the DDR products, we determined that we satisfied applicable revenue recognition criteria in the second and third quarters of 2007 and recognized $7.3 million of deferred revenue deferred from 2006 and the first quarter of 2007. As of December 31, 2007, our consolidated balance sheet reflected an aggregate amount of $0.3 million of deferred revenues and $0.1 million of deferred direct costs relating to sales of our initial DDR Grid Director director-class switches expected to be recognized in the first half of 2008.

Cost of revenues and gross margin

Cost of revenues increased by $11.0 million, or 56.5%, to $30.5 million in 2007 from $19.5 million in 2006. This increase resulted primarily from increased products sold. Gross margin increased to 42.6% in 2007 from 36.0% in 2006. This increase resulted from reduced costs for the ASIC, the principal component used in our Grid Director director-class switches and Grid Switch edge switches, and for other secondary components, such as circuit boards and chassis, as well as improved mix of product sold. We expect that our variable costs will continue to decline as a percentage of revenues if we maintain similar sales growth. In addition, the increase in gross margins was partially offset in 2007 by a $1.0 million charge for obsolete inventory. We seek to increase our gross margin by continuing to reduce our material costs, increasing sales of our Grid Director 20 Gigabits/second class switches and Grid Switch edge switches as a percentage of revenues, reducing our sales of existing lower-margin host adapter cards as a percentage of revenues, and introducing new software products.

Operating expenses

Research and development.  Research and development expenses increased by $3.1 million, or 40.3%, to $10.8 million in 2007 from $7.7 million in 2006. This increase resulted primarily from an increase in salary-related expenses to $6.8 million in 2007 from $4.4 million in 2006 due to increase in headcount and yearly salary increases effective January 1, 2007. In addition, we experienced an increase of $0.2 million in material and manufacturing expenditures related to the development of prototypes for our redesigned DDR product and other new products, which was offset by a decrease of $0.4 million related to the decreased use of external development subcontractors. The increase also resulted from an increase of $0.3 million and $0.2 million in depreciation and infrastructure expenses, respectively, compared to 2006. Research and development expenses as a percentage of revenues decreased to 20.3% in 2007 from 25.3% in 2006.

We did not apply for nor receive any grants from the Office of the Chief Scientist in 2006 or 2007. The last grants we applied for and received were in the amount of $0.6 million in 2005.

Sales and marketing.  Sales and marketing expenses increased by $2.2 million, or 26.6%, to $10.5 million in 2007 from $8.3 million in 2006. This increase resulted from an increase of $1.8 million in salary- and commission-related expenses to $7.2 million in 2007 from $5.4 million in 2006, primarily due to an increase in headcount and the payment of sales commissions.

General and administrative.  General and administrative expenses increased by $1.3 million, or 41.0%, to $4.6 million in 2007 from $3.3 million in 2006. This increase resulted primarily from an increase in salary-related expenses to $2.4 million in 2007 from $1.4 million in 2006 primarily due to increase in share-based compensation and an increase of $0.4 million in professional services as a result of being a public company. General and administrative expenses as a percentage of revenues decreased to 8.7% in 2007 from 10.8% in 2006.

Financial and other income (expenses), net

Financial and other income (expenses) net decreased to a loss of $0.2 million in 2007 from a loss of $0.5 million in 2006. The decrease in financial income (expenses), net was due to increase in interest earned on bank deposits of $0.7 million, offset by increase of $0.1 million of interest expense paid on our outstanding $5.0 million loan with Lighthouse Capital Partners, which was settled in August 2007 and increase of $0.3 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement.

Income tax benefit (expense)

We recorded an income tax benefit of $0.3 million in 2007 as compared to a tax expenses of $0.1 million in 2006. The change was due to recording of an income tax expenses of $0.7 million in 2007, offset by the release of a valuation allowance against our net deferred tax assets totaling $0.6 million, and recognition of a $0.4 million tax asset for 2007 related mainly to long-term liabilities.

Year Ended December 31, 2006 compared to Year Ended December 31, 2005

Revenues

Revenues increased by $15.0 million, or 98.0%, to $30.4 million in 2006 from $15.4 million in 2005. Sales to IBM in 2006 totaled $11.6 million representing an increase of $10.3 million over sales in 2005, and sales to Sun Microsystems totaled $4.0 million in 2006, representing an increase of $3.6 million over sales in 2005. Sales to HP decreased by $3.7 million to $3.7 million in 2006 from $7.4 million in 2005. We believe that the decrease was due to increased sales to IBM during 2006 as a result of demand from end customers that may otherwise have purchased solutions from HP. We also experienced an increase of $1.4 million in sales to other OEMs, value added resellers and systems integrators from 2005.

The increase in sales resulted primarily from an increase of $8.0 million, or 180.5%, in sales of our HCAs from $4.5 million in 2005 to $12.5 million in 2006, including a single $2.0 million sale of our fiber adapters. The growth in HCAs is attributable to continued demand from customers for full grid computing solutions from a single supplier. In addition, sales of our Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch ISR 9024 edge switches grew by $7.1 million, or 74.7%, from $9.5 million in 2005 to $16.6 million in 2006. This growth resulted from an increase in the number of HCAs, director class switches and edge switches sold to both new and existing end customers, and reflected increased penetration of new vertical markets, such as oil and gas, manufacturing and financial services. Our revenue growth in 2006 was impacted by the deferral of $5.3 million of revenues which we had expected to recognize in 2006 from sales of our DDR switches sold to HP and a second systems integrator for two large end customer installations as well as several smaller installations. We deferred recognition of revenue from these sales because these switches did not perform as expected in the field under certain high stress environments. We recognized this revenue during the second and third quarters of 2007 when all of the revenue recognition criteria were met.

Cost of revenues and gross margin

Cost of revenues increased by $8.6 million, or 78.6%, to $19.5 million in 2006 from $10.9 million in 2005. This increase resulted primarily from increased products sold. Gross margin increased from 29.1% in 2005 to 36.0% in 2006. This increase resulted from reductions in costs of materials and manufacturing overhead due to higher production volumes in 2006, partially offset by increases in fixed costs relative to sales as we continued to build our operations group to manage the needs of our OEM customers. In addition, the increase in gross margins was partially offset by an increase as a percentage of revenues of lower margin host adapter cards compared to higher margin Grid Director ISR 9288 and ISR 9096 director-class switches and Grid Switch edge switches. We derived 61.7% of our revenues from sales of switches in 2005 compared to 54.4% in 2006, and we derived 29.0% of our revenues from sales of host adapter cards in 2005 compared to 41.0% in 2006.

Operating expenses

Research and development.  Gross research and development expenses increased by $1.2 million, or 17.7%, to $7.7 million in 2006 from $6.5 million in 2005. This increase resulted from the use of subcontractors rather than internal research and development personnel for certain new development projects resulting in subcontractor expenses of $1.1 million in 2006 compared to $0.6 million in 2005. In addition, there was a significant increase in material and manufacturing expenditures for our new Grid Director director-class switches to $0.9 million in 2006 from $0.3 million in 2005. Salary-related expenses increased slightly to $4.4 million in 2006 from $4.0 million in 2005 due to a slight increase in headcount. Gross research and development expenses as a percentage of revenues decreased to 25.3% in 2006 from 42.5% in 2005.

Research and development expenses, net of received and accrued royalty-bearing grants from the Office of the Chief Scientist increased by $1.8 million, or 30.0%, to $7.7 million in 2006 from $5.9 million in 2005. We did not apply for nor receive any grants from the Office of the Chief Scientist in 2006 or 2007.

Sales and marketing.  Sales and marketing expenses increased by $2.2 million, or 37.0%, to $8.3 million in 2006 from $6.0 million in 2005. This increase resulted from an increase of $1.3 million in salary- and commission-related expenses to $5.4 million in 2006 from $4.1 million in 2005, primarily due to an increase in headcount and the payment of sales commissions. We also increased our marketing expenses by $0.6 million primarily due to expenses related to OEM product trials, expansion of new vertical and geographical markets, and public relations. Sales and marketing expenses as a percentage of revenues decreased to 27.2% in 2006 from 39.3% in 2005.

General and administrative.  General and administrative expenses increased by $0.7 million, or 25.8%, to $3.3 million in 2006 from $2.6 million in 2005. This increase was primarily due to an increase in professional fees to $0.6 million in 2006 from $0.3 million in 2005. These fees included significant outside legal counsel fees for negotiating new OEM agreements, IT management expenses and fees related to tax and other financial management services. In addition, other general and administrative expenses from travel expenses grew to $0.7 million in 2006 from $0.4 million in 2005 as a result of increased travel by management and personnel, as well as recruiting fees. General and administrative expenses as a percentage of revenues decreased to 10.8% in 2006 from 17.0% in 2005.

Financial and other income (expenses), net

Financial and other income (expenses) changed to a loss of $0.5 million in 2006 from income of $0.2 million in 2005. The decease in financial income resulted from $0.3 million of interest expense paid on our outstanding $5.0 million loan with Lighthouse Capital Partners, and a charge of $0.4 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement.

Income tax benefit (expense)

Income tax expense related to our wholly-owned U.S. subsidiary decreased to $84,000 in 2006 from $0.1 million in 2005.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data for each of the eight consecutive quarters ended December 31, 2007. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this report.

	Three Months Ended
	March 31,	June 30,	Sept. 30,	Dec. 31,	March 31,	June 30,	Sept. 30,	Dec. 31,
	2006	2006	2006	2006	2007	2007	2007	2007
	(Unaudited)
	(In thousands)

Statements of operations data:
Revenues	$4,389	$3,963	$8,263	$13,812	$8,580	$11,666	$15,500	$17,369
Cost of revenues	2,846	2,552	5,467	8,611	5,459	7,114	8,838	9,061

Gross profit	1,543	1,411	2,796	5,201	3,121	4,552	6,662	8,308

Operating expenses:
Research and development, net	2,003	2,065	1,697	1,929	2,714	2,526	2,484	3,072
Sales and marketing	1,604	1,841	2,359	2,477	2,106	2,408	2,696	3,273
General and administrative	711	751	873	946	911	937	1,291	1,487

Total operating expenses	4,318	4,657	4,929	5,352	5,731	5,871	6,471	7,832

Profit (loss) from operations	(2,775)	(3,246)	(2,133)	(151)	(2,610)	(1,319)	191	476
Financial income (expense) net	102	(23)	(120)	(419)	(355)	(33)	34	180
Tax benefit (tax expense)	—	—	—	(84)	(35)	(100)	(91)	510

Net income (loss) for the quarter	(2,673)	(3,269)	(2,253)	(654)	(3,000)	(1,452)	134	1,166
Select statements of operations data as a percentage of revenues:
Gross profit	35.2%	35.6%	33.8%	37.7%	36.4%	39.0%	43.0%	47.8%
Operating expenses	98.4	117.5	59.7	38.7	66.8	50.3	41.7	45.1
Operating profit (loss)	(63.2)	(81.9)	(25.8)	(1.1)	(30.4)	(11.3)	1.2	2.7
Select statements of operations data as a percentage of full year results:
Revenues as a percentage of full year results	14.4%	13.0%	27.2%	45.4%	16.2%	21.9%	29.2%	32.7%
Gross profit as a percentage of full year results	14.1	12.9	25.5	47.5	13.8	20.1	29.4	36.7
Operating expenses as a percentage of full year results	22.4	24.2	25.6	27.8	22.1	22.7	25.0	30.2
Operating profit (loss) as a percentage of full year results	33.4	39.1	25.7	1.8	80.0	40.4	(5.8)	(14.6)

Our quarterly results of operations have varied in the past and are likely to do so again in the future. As such, we believe that period-to-period comparisons of our operating results should not be relied upon as an indication of future performance. In future periods, the market price of our ordinary shares could decline if our revenue and results of operations are below the expectations of analysts or investors.

Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. Our revenues in the third and fourth quarter of both 2006 and 2007 were impacted positively by this seasonality effect. As of March 31, 2007, we had completed the redesign and general release of our redesigned DDR product, ISR 2012, for our 288 port switch and recognized the related deferred revenues during the second and third quarters, 2007. We continued to defer recognition of the remaining $0.3 million of revenue related to the DDR products for 96 port switches that we sold as of that date and a redesigned product was released for general availability in the first quarter of 2008.

Gross margins have fluctuated from quarter to quarter primarily due to the mix of product sales during a particular quarter between switch products and HCAs, improved pricing for component costs and the relative rate of fixed operational costs to sales revenue. Our operating expenses have generally increased sequentially due to the growth of our business. Our operating profit in the third and fourth quarters of 2007 was due to a significant increase in sales and increased gross margins, at the same time as the level of total operating expenses as a percent of revenues decreased.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities at the date of the financial statements. These estimates and judgments are subject to an inherent degree of uncertainty and actual results may differ. Certain of our accounting policies are particularly important to the portrayal of our financial position and results of operations. In applying these critical accounting policies, our management uses its judgment to determine the appropriate assumptions to be used in making certain estimates. Those estimates are based on our historical experience, the terms of existing contracts, our observance of trends in our industry, information provided by our customers and information available from other outside sources, as appropriate. With respect to our policies on revenue recognition and warranty costs, our historical experience is based principally on our operations since we commenced selling our products in 2003. Our estimates are guided by observing the following critical accounting policies:

Revenue recognition.  We derive revenue primarily from the sale of hardware and software products and the provision of warranty and support contracts. The software components of our products are more than incidental to our products as a whole. As a result, we recognize revenues from sales of our products in accordance with the American Institute of Certified Public Accountants’ Statement of Position, or SOP 97-2, “Software Revenue Recognition,” as modified by SOP 98-9, “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions,” or SOP 98-9.

In particular, we recognize revenues from sales of our products when the following four criteria are met:

•	Persuasive evidence of an arrangement exists. We generally require a purchase order with a customer specifying the terms and conditions of the products or services to be delivered. Such purchase orders are generally issued pursuant to a master agreement with the customer. In limited circumstances, we have entered into a specific agreement with respect to a particular sale and rely on that as evidence of an agreement.

•	Delivery has occurred. For our hardware appliances and software licenses, delivery occurs when title is transferred under the applicable IncoTerms to our customer. Our standard delivery terms are freight on board, or FOB, shipping point. We use this measure of delivery for all customers, including OEM customers, value-added resellers and systems integrators. For services, delivery takes place as the services are provided.

•	The price is fixed and determinable. Prices are fixed and determinable if they are not subject to a refund or cancellation. Our standard arrangement with our customers does not include any right of return or customer acceptance provisions. In a very limited number of arrangements we have deviated from our standard terms by accepting purchase order arrangements from customers that included certain acceptance tests with milestones after delivery. In such cases, we do not recognize revenue until all the achievement of all milestones has been certified by the customer.

•	Collection is probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our past transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. In the limited circumstances where we may have a customer not deemed creditworthy, we defer net revenues from the arrangement until payment is received and all other revenue recognition criteria have been met. The instances in which we have had to defer revenue due to concern about a customer’s creditworthiness have to date been immaterial to our business.

A significant portion of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services. Through December 31, 2007, in virtually all of our contracts, the only elements that remained undelivered at the time of delivery of a product were extended hardware warranties and support services. When the undelivered element is the extended hardware warranties or support services, that portion of the revenue is recognized ratably over the term of the extended warranty or support arrangements. SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements. Support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable support agreement.

In accordance with SFAS No. 5, “Accounting for Contingencies” we provide for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. We grant a one-year hardware warranty and a three-month software warranty on all of our products. In cases where the customer wishes to extend the warranty for more than one year, we charge an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied. We have established VSOE of the fair value for our extended warranties and support services based upon our normal renewal rates charged for such services.

Accounting for share-based compensation.  Effective January 1, 2006, we adopted SFAS No. 123(R), which supersedes Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees”. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. We elected the modified-prospective method and therefore prior periods were not restated. Under the modified-prospective method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under SFAS No. 123(R) in the amount of $0.3 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. In our pro forma information required under SFAS No. 123 for the periods prior to fiscal 2006, we accounted for forfeitures as they occurred. We elected to apply the intrinsic value-based method prescribed in APB Opinion No. 25 for our equity-based compensation to employees and directors and provide the pro forma disclosure provisions of SFAS No. 123, as amended by Statement of Financial Accounting Standards No. 148, “Accounting for Stock-Based Compensation — Transition and Disclosure, an amendment of SFAS No. 123.” As such, we computed and recorded compensation expense for grants whose terms were fixed with respect to the number of shares and option price only if the market price on the date of grant exceeded the exercise price of the stock option. The compensation cost for the fixed plans was recorded over the period the employee performs the service to which the stock compensation relates.

Inventories.  Inventories consist of finished goods and raw materials. We value our inventories at the lower of cost or market value, cost being determined on a “first-in, first-out” basis. Inventory valuation reserves for potentially excess and obsolete inventory are established and inventory that is obsolete or in excess of our forecasted consumption is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory write-offs are reflected as a cost of revenues and were $1.0 million in 2007, $0.1 million 2006 and $26,000 in 2005. We anticipate additional write-offs on an annual basis based on life cycles of our products.

Accounting for income taxes.  As part of the process of preparing our consolidated financial statements we are required to estimate our taxes in each of the jurisdictions in which we operate. We estimate actual current tax exposure together with assessing temporary differences resulting from differing treatment of items, such as accruals and allowances not currently deductible for tax purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2006, we recorded a full valuation allowance against our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. As of December 31, 2007, sufficient evidence exists to support the reversal of part of the valuation allowances and we determined that $1.0 million deferred tax assets are more-likely-than-not to be realized. We therefore released of all of the related valuation allowance which increase income in the fourth quarter of 2007. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

In June 2006, FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes,” or SFAS 109. This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. We adopted FIN 48 effective January 1, 2007. FIN 48 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect the operating results of the company.

We have decided to classify any interest and penalties as a component of tax expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. We had no unrecognized tax benefits as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $0.2 million increase in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of December 31, 2007, we were subject to Israeli income tax examinations and to U.S. Federal income tax examinations for the tax years of 2003 through 2007. During the year ended December 31, 2007, we recorded an increase of unrecognized tax benefits of approximately $0.7 million.

Corporate Tax

Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Herzeliya, Israel have been granted “Approved Enterprise”

status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $61 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

Our investment program in equipment at our facility in Herzeliya, Israel has been granted approved enterprise status and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2007, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $61 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Israeli Law for the Encouragement of Capital Investments was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel, for example, by future acquisitions, our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

There can be no assurance that we will comply with the conditions set forth in the Investments Law in the future or that we will be entitled to any additional benefits under it.

Recent Accounting Pronouncements

In June 2006, the Emerging Issues Task Force (“EITF”), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (“EITF No. 06-01”). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for us). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is impracticable to do so. We are currently assessing the impact that EITF 06-01 may have on our results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for us). We do not expect the adoption of SFAS 157 to have a material impact on our results of operations and financial position. In February 2008, the FASB deferred for one additional year the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for us). If we elect the fair value option for our existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings . We do not expect to elect the fair value option to our existing assets and liabilities and thus the adoption of SFAS 159 will result with no material impact on our financial position.

In December 2007, the FASB ratified EITF Issue No. 07-01, “Accounting for Collaborative Arrangements” (“EITF 07-01”). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for us). EITF 07-01 shall be applied using modified version of retrospective transition for those arrangements in place at the effective date. An entity should report the effects of applying this issue as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects the change retrospectively. We do not expect the adoption of EITF 07-01 to have a material impact on our results of operations and financial position.

B.	LIQUIDITY AND CAPITAL RESOURCES

Since inception, we have been funded through a combination of issuances of preferred shares, redeemable preferred shares, ordinary shares, venture loans, grants from the Office of the Chief Scientist and cash flow from operations. In 2007, sales of our equity securities resulted in net proceeds to us of approximately $45.7 million before our early retirement of our $5 million debt obligation to Lighthouse Capital Ventures, which occurred in August 2007. As of December 31, 2007, we had $59.4 million in cash and cash equivalents and available for sale marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $59.6 million.

We minimize our working capital requirements by subcontracting our manufacturing and component supply chain activities to third-party subcontractors. Based on our current business plan, we believe that the net proceeds from the initial public offering, together with our existing cash balances and any cash generated from operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months. If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange additional debt financing. Further, we may seek to sell shares or arrange debt financing to give us financial flexibility to pursue attractive acquisition or investment opportunities that may arise in the future, although we currently do not have any acquisitions or investments planned.

Operating activities.  Our business has grown significantly since 2004 when we first introduced our Grid Director director-class switches. During 2007, our cash balances have been affected on both a quarterly and annual basis by changes in our working capital and profit (loss) from operations. Seasonal fluctuations in revenues have generated improved cash flows where outflows for manufacturing are reduced during slower periods and offset by higher collections from previous sales periods.

Net cash provided by operating activities in 2007 was $54 thousand, and was generated primarily by our net loss of $3.2 million, together with an increase in inventory of $1.7 million which was offset by a decrease in accounts receivable of $1.6 million and an increase in accounts payable of $1.1 million. The decrease in accounts receivable was mainly due to a decrease in deferred costs of $1.9 million mainly due to recognition of cost of goods related to the sale of DDR products, that were deferred in 2006. The increase in accounts payable was due to the increase of $2.5 million in accrued expenses mainly due to increase in income tax payable, increase in employee bonuses and other related accounts and increase in royalties payable, offset by a decrease in deferred revenues mainly due to recognition of revenues related to the sale of DDR products, that were deferred in 2006.

Net cash used by operating activities in 2006 was $5.3 million, and was generated primarily by our net loss of $8.8 million, together with an increase of accounts receivable of $9.9 million, which was offset by an increase of accounts payable of $12.3 million. The increase in accounts receivable was due to significant growth in revenues during the fourth quarter of 2006 to $13.8 million compared to $4.2 million during the fourth quarter of 2005 and from the increase in deferred cost of $2.5 million related mainly to deferred sales of our DDR product. Similarly, the significant increase in accounts payable resulted from increased manufacturing expenses during the fourth quarter of 2006 compared to manufacturing expenses during the fourth quarter of 2005 and from the increase in deferred revenues. Net cash used in operating activities in 2005 was $9.8 million, and was generated primarily from our operating loss of $10.0 million, together with increases of account receivables and inventories of $1.4 million and $1.1 million, respectively, which were partially offset by $1.7 million of increased account payables. Both the increased accounts receivable and accounts payable balances are directly related to the increased sales during the fourth quarter of 2005 compared with the fourth quarter of 2004.

Most of our sales contracts are denominated in United States dollars and as such, the increase in our revenues derived from customers located outside of the United States has not affected our cash flows from operations. As we fund our international operations, our cash and cash equivalents are affected by fluctuations in exchange rates.

Investing activities.  Net cash used in investing activities in 2007 was $10.3 million, primarily due to the investment of $7.2 million in marketable securities and the purchase of fixed assets for networking and computer infrastructure equipment as well as research and development equipment $2.6 million.

Net cash used in investing activities in 2006 was $1.3 million, primarily due to the purchase of fixed assets for $1.0 million. Net cash used in investing activities in 2005 was $0.7 million and consisted primarily of the purchase of fixed assets for $0.6 million.

Financing activities.  Net cash provided by financing activities in 2007 was $52.2 million and was generated from the proceeds of $45.7 million from our initial public offering (net of issuance costs) and $11.4 million of proceeds from the sale of our Series E2 redeemable convertible preferred shares offset by the early repayment of the $5 million loan from Lighthouse Capital Partners.

Net cash provided by financing activities in 2006 was $5.0 million and was generated by borrowing $5.0 million under a loan agreement with Lighthouse Capital Partners secured by a floating charge on our assets and a fixed charge on our intellectual property. We prepaid this loan with proceeds from our initial public offering. Net cash provided in financing activities in 2005 was $16.8 million and consisted primarily of the sale of $17.0 million of preferred shares.

C.	RESEARCH AND DEVELOPMENT

Our research and development activities take place in Herzeliya, Israel. As of December 31, 2007, 90 of our employees were engaged primarily in research and development. Our research and development team is composed of 54 software engineers, 12 hardware engineers, 18 quality assurance personnel as well as 6 new product introduction engineers. Our gross research and development expenditures were $10.8 million in 2007, $7.7 million in 2006 and $6.5 million in 2005.

Our research and development organization has four key functions, which are the development and maintenance of new hardware platforms, development and maintenance of new software, quality assurance at both a unit and systems level and future technical development and patent management. Our hardware activities include switch ASIC, circuit and mechanical design. Our software initiatives are focused on taking advantage of open-source software, where applicable, and building competitive differentiation for enhancing management and performance.

We also subcontract a portion of our research and development activities to various subcontractors. Our subcontracted services include mechanical and thermal design of our products, board layout and environmental testing.

Historically, our research and development efforts have been financed, in part, through grants from the Office of the Chief Scientist under our approved plans in accordance with the R&D Law. The government of Israel does not own proprietary rights in know-how developed using its funding and there is no restriction related to such funding on the export of products manufactured using the know-how. The know-how is, however, subject to other legal restrictions, including the obligation to manufacture the product based on the know-how in Israel and to obtain the

Office of the Chief Scientist’s consent to transfer the know-how to a third party, whether in or outside Israel. See “Management’s Discussion and Analysis of Financial Position and Results of Operations — Government Grants.”

D.	TREND INFORMATION

See discussion in Parts A and B of Item 5 “Operating Results and Financial Review and Prospects.”

E.	OFF-BALANCE SHEET ARRANGEMENTS

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table of our material contractual and other obligations known to us as of December 31, 2007, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

						After
Contractual and Other Obligations	Total	2008	2009	2010	2011	2011
	(In thousands)

Operating leases(1)	$2,617	$672	$759	$658	$528	$—
Purchase commitments(2)	10,171	10,171	—	—	—	—

Total	$12,788	$10,843	$759	$658	$528	$—

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2007 was $2.0 million, of which $1.3 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $0.7 million.

(1)	Consists primarily of an operating lease for our facilities in Herzeliya, Israel and our U.S. subsidiary’s facilities in Billerica, Massachusetts, as well as operating leases for vehicles.

(2)	Consists of commitments to purchase goods or services pursuant to agreements that are enforceable and legally binding and that specify all significant terms, including: (i) fixed or minimum quantities to be purchased, (ii) fixed, minimum or variable price provisions, and (iii) the approximate timing of the transaction. This relates primarily to our standard purchase orders with our vendors for the current manufacturing requirements which are filled by vendors in relatively short timeframes.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name*	Age	Position

Miron (Ronnie) Kenneth	51	Chairman of the Board and Chief Executive Officer
Patrick Guay	41	Executive Vice President of Global Sales and General Manager of Voltaire, Inc.
Joshua Siegel	44	Chief Financial Officer
Jacob (Koby) Segal	48	Chief Operating Officer
Orit Goren	38	Vice President of Human Resources
Yaron Haviv	39	Chief Technology Officer
Amir Prescher	39	Vice President of Business Development
Eric Benhamou(1)(2)	52	Director
Thomas J. Gill(1)(3)	49	Director
Dr. Yehoshua (Shuki) Gleitman	58	Director
P. Kevin Kilroy(2)(3)	53	Director
Nechemia (Chemi) J. Peres(3)	49	Director
Yoram Oron	60	Director
Yaffa Krindel(1)(2)	53	Outside Director
Rafi Maor(1)(3)	57	Outside Director

(1)	Member of our audit and finance committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.
*	Mark Favreau, our former President of Voltaire, Inc., resigned effective on April 8, 2008.

Miron (Ronnie) Kenneth has served as our Chairman and Chief Executive Officer since January 2001. From 2001 to 2002, Mr. Kenneth served as Chairman of the Board of Iamba Technologies, Inc., a developer of fiber-to-the-premise technology. From 1998 to 2001, Mr. Kenneth was a consultant to startup companies and venture capital firms on business strategies, management development and fund raising. From 1997 to 1998, Mr. Kenneth was a general partner of Telos Venture Partners, an early stage venture capital company focusing on technology companies. Prior to that, from 1994 to 1996, Mr. Kenneth was the European Business Unit General Manager at Cadence Design Systems, Inc., an electronic design automation and engineering services company. From 1989 to 1994, Mr. Kenneth established and managed Cadence’s Israeli operation. Mr. Kenneth holds a B.A. in Economics and Computer Science from Bar Ilan University, Israel, and an M.B.A. from Golden Gate University in San Francisco, California.

Eric Benhamou has served as a director since March 2007. Mr. Benhamou was appointed as a director by Baker Capital, Pitango Venture Capital and Vertex Venture Capital. Since 2003, Mr. Benhamou has served as Chairman of the Board and Chief Executive Officer of Benhamou Global Ventures, LLC, a venture capital fund focused on high-tech firms, which he founded in 2003. Prior to founding Benhamou Global Ventures, Mr. Benhamou served as Chief Executive Officer of Palm, Inc., a provider of mobile products and solutions, from October 2001 to October 2003. From 1997 until 2007, Mr. Benhamou served as Chairman of the Board of Palm, Inc. From 1990 until October 2000, Mr. Benhamou served as Chief Executive Officer of 3Com Communications, a provider of secure, converged voice and data networking solutions. In 1981, Mr. Benhamou co-founded Bridge Communications, Inc., a provider of internetwork routers and bridges, and was Vice-President of Engineering until its merger with 3Com Communications in 1987. Since 1994, Mr. Benhamou has served as Chairman of the Board of 3Com Corporation. Mr. Benhamou also serves as Chairman of the Board of Cypress Semiconductor Corporation, and is a member of the board of directors of RealNetworks, Inc. and SVB Financial Group. Mr. Benhamou holds a Diplôme d’Ingénieur from Ecole Nationale Supérieure d’Arts et Métiers, Paris, and an M.Sc in Engineering from Stanford University.

Thomas J. Gill has served as a director since March 2007. Mr. Gill was appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers. Since 2003, Mr. Gill has served as the Managing Partner of SALTT Development Co., LLC, a real estate development and construction company. From 2000 to 2004, Mr. Gill served as the Managing Partner of G4 Partners, LLC, an early stage private equity fund. From 1998 to 2000, Mr. Gill served as Chief Executive Officer and President of FORE Systems, Inc., a designer, developer and manufacturer of high speed networking equipment. From 1993 to 1998, Mr. Gill held various positions at FORE Systems, Inc., including Chief Operating Officer, Chief Financial Officer and Vice President of Finance. From 1991 to 1993, Mr. Gill served as the Vice President of Finance at Cimflex Teknowledge, Inc., a designer and manufacturer of automated factory systems. Prior to serving as Vice President of Finance, from 1987 to 1991, Mr. Gill served as Director of Finance at Cimflex Teknolwedge, Inc. Mr. Gill has served on the board of directors of several companies, including, from 2003 to 2004, FreeMarkets, Inc., a publicly-traded company that provides business-to-business online auctions and sourcing software and solutions, from 2002 to 2004, PrintCafe Software, Inc., a publicly-traded company that provides print management software, which was acquired by Electronics for Imaging, Inc. in 2003, and, from 2002 to 2004, WaveSmith Networks, Inc., a provider of multiservice switching solutions. In addition, from 1998 to 1999, Mr. Gill served on the board of directors of FORE Systems, Inc. Since 2001, Mr. Gill has served on the board of directors of Helium Networks, Inc., a mobile and wireless solutions company, which he co-founded in 2001, and, since 2004, Mr. Gill has served on the board of directors of SEEC, Inc., a provider of software solutions. Since 2001, Mr. Gill has served on the board of trustees of Sewickley Academy, an independent college-preparatory day school in Pittsburgh, Pennsylvania, and was appointed Vice Chair in 2004. Mr. Gill holds a B.Sc. in Business Administration from the University of Pittsburgh.

Dr. Yehoshua (Shuki) Gleitman has served as a director since May 2003. Dr. Gleitman was appointed by the Shrem, Fudim, Kelner Technologies Ltd, an affiliate of the SFK Group. Since August 2000, Dr. Gleitman has served as the Managing Director of Platinum Venture Capital Fund, LLC, a venture capital firm investing in Israeli high technology companies, which he founded in 2000. Since January 2001, Dr. Gleitman has served as the Chairman and Chief Executive Officer of Danbar Technology Ltd., an investment company listed on the Tel Aviv Stock Exchange. From February 2000 through December 2005, Dr. Gleitman was the Chief Executive Officer of Shrem, Fudim, Kelner — Technologies Ltd., an investment company publicly traded on the Tel Aviv Stock Exchange, which he co-founded. Prior to that, Dr. Gleitman was the Chief Executive Officer of AMPAL Investment Corporation, an investment company listed on The Nasdaq Global Market, from 1997 through 2000, and the Chief Scientist of the Israeli Ministry of Industry and Trade from 1992 to 1997. From 1996 to 1997, Dr. Gleitman was also the Director General of the Israeli Ministry of Industry and Trade of the Office of the Chief Scientist. In addition to Danbar Technology, Dr. Gleitman currently serves on the board of directors of the following publicly-traded companies: Capitol Point Ltd., a technology incubation company listed on the Tel Aviv Stock Exchange; Walla Ltd., an Internet portal listed on the Tel Aviv Stock Exchange; Teuza Ventures Ltd., a publicly-traded venture capital firm listed on the Tel Aviv Stock Exchange; and Mer Telemanagement Solutions Ltd., a billing solution company for the telecommunication industry listed on The Nasdaq Global Market. Dr. Gleitman holds B.Sc., M.Sc. and Ph.D. degrees in Physical Chemistry from the Hebrew University of Jerusalem. Dr. Gleitman has served as the Honorary Consul General of Singapore in Israel since 1998.

P. Kevin Kilroy has served as a director since January 2002. Mr. Kilroy was initially appointed by the company as an industry expert, but was later appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers, in March 2004. Since 2001, Mr. Kilroy has served as Partner at Baker Capital. From February 2001 to September 2001, Mr. Kilroy served as the Vice President and General Manager of HP Middleware Division at the Hewlett-Packard Company, a global information technology company. Prior to that, from 1997 to 2001, Mr. Kilroy was Chief Executive Officer and Chairman for Bluestone Software, Inc., a provider of Internet software platforms, tools and technologies for Internet transactions, which was acquired by Hewlett-Packard in February 2001. Mr. Kilroy has served as Chairman of the Board of Action Engine Inc. since 2003, a Baker Capital portfolio company, and provider of mobile middleware software. Since 2004, Mr. Kilroy has also served as Chairman of the Board of Dotster, Inc., a Baker Capital portfolio company, and provider of Internet services, and Permabit, Inc., a Baker Capital portfolio company, and provider of software storage solutions delivering Content Addressable

Storage (CAS). Since 2001, Mr. Kilroy has served on the board of trustees of North Carolina Wesleyan College. Mr. Kilroy holds a B.A. in Political Science from North Carolina Wesleyan College.

Nechemia (Chemi) J. Peres has served as a director since March 2001. Mr. Peres was appointed by Pitango Venture Capital (formerly Polaris Venture Capital). Since 1992, Mr. Peres has served as Managing Director of Mofet Israel Technology Fund Limited, an Israeli venture capital fund publicly traded on the Tel Aviv Stock Exchange, which he founded in 1992. Prior to Mofet, from 1998 to 1992, Mr. Peres was Vice President of Marketing and Business Development at Decision Systems Israel, a real-time software developer traded on the Tel Aviv Stock Exchange. From 1986 to 1998, Mr. Peres served as Senior Consultant to Israel Aircraft Industries, Ltd. a manufacturer of aerospace and large electronic systems. Since 1996, Mr. Peres has served as General Partner of Pitango Venture Capital, a venture capital firm formerly known as Polaris Venture Capital, which he co-founded in 1996. Mr. Peres also opened the Pitango Venture Capital office in Silicon Valley in 1998. Mr. Peres currently serves on the boards of numerous Pitango portfolio companies including Mercado Software, Inc., a provider of ecommerce search, navigation and merchandising solutions and Olive Software, Inc., a provider of extensible markup language, or XML, automation software. Since 2003, Mr. Peres has been a member of the Executive Board of the Israel Venture Association, an organization representing the Israeli venture capital community, which he co-founded in 1996. Since 2002, Mr. Peres has served on the Board of the University Authority for the Applied Research and Industrial Development Ltd., the technology transfer company of Tel Aviv University, and, since 2003, Mr. Peres has served as Chairman of the Advisory Board of the Tel Aviv University Faculty of Management. Mr. Peres also has served on the Board of Governors of the Weizmann Institute of Science, an international center for scientific research and graduate study, since 2004. Mr. Peres holds a B.Sc. in Industrial Engineering and Management and an M.B.A. from Tel Aviv University, Israel.

Yoram Oron has served as a director since March 2007. Mr. Oron was appointed by Vertex Israel II Management, Ltd. Since 1996, Mr. Oron has served as a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense and communication sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services, and Chairman of Telegate Communications. Mr. Oron currently serves on the board of directors of several companies, including NovaFora, Inc., a developer of high definition video processors for consumer multimedia entertainment products, and Genoa Color Technologies, Ltd., a developer of solutions for flat panel display televisions. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, Israel and an M.B.A from Tel-Aviv University, Israel.

Yaffa Krindel has served as an outside director since February 2008. Ms. Krindel currently serves as a general partner in Tamarix Ventures, a private venture capital fund headquartered in Herzeliya. From 1997 until 2007, Ms. Krindel served as managing partner in Herzeliya and later as a partner of STAR Ventures, a venture capital fund headquartered in Munich, Germany. Between 1992 and 1996, before joining STAR Ventures, Ms. Krindel served as Chief Financial Officer and Vice President — Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Avaya Inc.), a leader in data communication systems for the enterprise market, then located in Tel Aviv. From 1993 until 1997, she served as Chief Financial Officer and a director of BreezeCOM Ltd. (now part of Alvarion Ltd.), a provider of solutions based on Point-to-Multipoint (PMP) Broadband Wireless Access headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of directors of Syneron Medical Ltd. and on the board of directors of Fundtech Ltd. In addition, she serves on the boards of directors of the following private companies: Siano Mobile Silicon Inc. and OrSense Ltd. Ms. Krindel holds an M.B.A. from Tel Aviv University and a B.A. in Economics and Far Eastern Studies from the Hebrew University in Jerusalem.

Rafi Maor has served as an outside director since February 2008. Mr. Maor currently serves as President and Chief Executive Officer of ECI Telecom Ltd., a global telecommunications company that was publicly traded on NASDAQ until September 2007, when it was acquired by the New York-based Swarth Group and the London-based Ashmore Fund. Mr. Maor Joined ECI in September 2004 as Chief Operating Officer, and was appointed President and Chief Executive Officer in January 2006. Prior to joining ECI, Mr. Maor spent nine years at Indigo N.V. where he served as the company’s President and Chief Operating Officer. Mr Maor was also a member of the management board of Indigo’s Board of Directors. Following Indigo’s acquisition by Hewlett-Packard Company in March 2002,

Mr. Maor served as General Manager of HP/Indigo Division and Vice President at Hewlett-Packard with worldwide responsibility for the Indigo product line. Prior to joining Indigo, Mr. Maor was employed by Israel Aircraft Industries Ltd. for twenty years, where he served in senior managerial positions. Mr. Maor holds a B.Sc. in engineering from Tel Aviv University and is a graduate of the Advanced Management Program at INSEAD Business School, Fontainebleau, France.

Executive Officers

Patrick Guay has served as Executive Vice President of Global Sales and General Manager of our wholly owned subsidiary Voltaire, Inc. since April 2008. Prior to this position, Mr. Guay served as our Senior Vice President of Marketing from April 2005 to March 2008. Prior to joining us, from January 2003 to April 2005, Mr. Guay was Executive Vice President of Marketing at netForensics, Inc., a provider of security information management solutions. From November 1993 to November 2002, Mr. Guay held several key positions at 3Com Corporation, a global provider of networking solutions, including Vice President, Worldwide Marketing and Vice President and General Manager, LAN Infrastructure Division. From 1989 to 1993, Mr. Guay served in business development roles at Control Data Corporation, a supercomputer firm.

Joshua Siegel has served as our Chief Financial Officer since December 2005. Prior to his position as Chief Financial Officer, from April 2002 to December 2005, Mr. Siegel first served as Director of Finance and then served as Vice President of Finance. Prior to joining us, from 2000 to 2002, Mr. Siegel was Vice President of Finance at KereniX Networks Ltd, a terabit routing and transport system company. From 1995 to 2000, Mr. Siegel served in various positions at Lucent Technologies Networks Ltd., a telecommunication equipment manufacturer, including controller and treasurer. Prior to Lucent Technologies Networks Ltd., from 1990 to 1995, Mr. Siegel served in various positions at SLM Corporation (Sallie Mae — Student Loan Marketing Association), a federally established, publicly traded corporation and parent company to a number of college savings, education-lending and debt-collection companies, including Director of Capital Markets and Director of Credit Risk Management. Mr. Siegel holds a B.A. in Economics and an M.B.A., with a concentration in Finance, from the University of Michigan in Ann Arbor.

Jacob (Koby) Segal has served as our Chief Operating Officer since December 2005. Prior to his position as Chief Operating Officer, from 2001 to 2005, Mr. Segal served as the general manager of our offices in Israel and Vice President of Research and Development. Prior to joining us, from 1998 to 2001, Mr. Segal was Vice President of Research and Development and Customer Support at Lucent Technologies Inc. and then Avaya (after its spin-off from Lucent Technologies, Inc.). From 1995 to 1998, Mr. Segal served as Director of Research and Development at Madge Network N.V., a wholly-owned subsidiary of Lannet Data Communications Ltd., supplying advanced Ethernet, ATM and multilayer switching solutions. Prior to 1995, Mr. Segal served in various positions at Lannet Data Communications Ltd., including Director of Research and Development, Manager of Hardware Development and LAN switch project manager. Mr. Segal holds a B.Sc. in electrical engineering and electronics from Tel Aviv University, Israel and an M.B.A. from Heriot-Watt University in Edinburgh, Scotland.

Orit Goren has served as our Vice President of Human Resources since February 2008. Prior to her position as Vice President of Human Resources, from March 2006 to January 2008, Ms. Goren served as Director of Human Resources. Prior to joining us, from August 2000 to February 2006, Ms. Goren served as Human Resources Business Partner at Intel Israel Ltd. and Work/Life Effectiveness Site Team Manager, as part of the Compensation and Benefits Department at Intel Israel Ltd. Prior to Intel Israel Ltd., from February 1987 to July 2000, Ms. Goren served as an officer in the Israeli Air Force in a variety of Human Resources roles. Ms. Goren holds a Masters of Science in professional communication with a concentration in human resource development and training from Clark University and a Bachelor of Arts degree in political science from Tel Aviv University.

Yaron Haviv has served as our Chief Technology Officer since 2001. Previously, from 1999 to 2001, Mr. Haviv served as Vice President of Research and Development and, from 1997 to 1999, was the chief designer responsible for the system architecture of our InfiniBand solutions. Prior to joining us, from 1995 to 1997, Mr. Haviv served as a hardware and chip designer at Scitex Corporation Ltd., an Israeli-based developer, manufacturer, marketer and servicer of interactive computerized prepress systems for the graphic design, printing, and publishing markets.

From 1991 to 1995, Mr. Haviv served as an independent software consultant conducting software projects for private and government institutes. Mr. Haviv holds a B.Sc. in Electrical Engineering from Tel-Aviv University, Israel.

Amir Prescher is a founder of Voltaire and has served as Vice President of Business Development since 2001. Previously, from 1999 to 2001, Mr. Prescher served as our Vice President of Marketing and, from 1997 to 1999, Mr. Prescher served as our Vice President of Research and Development. Prior to joining us, from 1987 to 1997, Mr. Prescher served as an officer in Israel’s Defense Forces Technical Intelligence Unit.

B.	COMPENSATION

The aggregate compensation paid by us and our subsidiaries in 2007 to our directors and executive officers, including stock based compensation, was approximately $3.1 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Under our Non-Employee Director Compensation Plan, we pay an annual cash retainer and per meeting cash fee to each of our non-employee directors and reimburse them for expenses arising from their board membership. The annual cash retainer is comprised of a base amount of $20,000 to each person serving as a director, plus an annual amount of up to $5,000 for membership or chairmanship on a committee of the board of directors. Our lead independent director, who is currently Eric Benhamou, receives an additional annual cash retainer of $25,000. Each of our outside directors receives an annual cash retainer equal to the lower of $26,000 and the maximum amount permitted under the Israeli regulations with respect to annual compensation of outside directors. In addition, each future non-employee director receives upon his or her first election, and each existing non-employee director who does not currently hold options to purchase our ordinary shares, upon his or her first election, a grant of options to purchase 50,000 of our ordinary shares, subject to a four year vesting period. At such time as the options granted to each of our existing and future non-employee directors become fully vested and every twelve months thereafter, such director is granted additional options to purchase 12,500 of our ordinary shares, subject to a one-year vesting period. The vesting of the options granted to a non-employee director will be accelerated upon a change of control as part of which such non-employee director is asked to resign, is terminated or is not asked to become a director in the successor company.

C.	BOARD PRACTICE

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the quorum requirement for meetings of our shareholders. Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under The Nasdaq Global Market requirements. This quorum requirement is the default requirement under the Israeli Companies law. We otherwise follow the rules of the Securities and Exchange Commission and The Nasdaq Global Market requiring that listed companies maintain an audit committee comprised of three independent directors, and with The Nasdaq Global Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. In addition, we follow Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

Board of Directors and Officers

Our board of directors consists of nine directors. Certain of our directors were appointed to our board pursuant to rights contained in our articles of association prior to the date of our initial public offering as indicated in the biography of each such director. Our articles of association provide that we may have up to nine directors.

Under our articles of association, our directors (other than the outside directors, whose appointment is required under the Companies Law; see “— Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, will be for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, will hold office until our annual meeting of shareholders to be held in 2008. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman will hold office until our annual meeting of shareholders to be held in 2009. Class III directors, consisting of Miron (Ronnie) Kenneth and P. Kevin Kilroy, will hold office until our annual meeting of shareholders to be held in 2010. The directors shall be elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office as described below.

Under our articles of association, the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting (excluding abstentions) is generally required to remove any of our directors from office. The holders of a majority of the voting power present and voting at a meeting (excluding abstentions) may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders or until a special general meeting is convened in order to fill such vacancy, unless earlier removed by the vote of a simple majority of the directors then in office prior to such shareholders meeting. See “— Outside Directors” for a description of the procedure for election of outside directors.

In addition, under the Companies Law, our board of directors must determine the minimum number of directors having financial and accounting expertise that our board of directors should include. Under applicable regulations, a director with financial and accounting expertise is a director who, by reason of his or her education, professional experience and skill, has a high level of proficiency in and understanding of business accounting matters and financial statements. He or she must be able to thoroughly comprehend the financial statements of the listed company and initiate debate regarding the manner in which financial information is presented. In determining the number of directors required to have such expertise, the board of directors must consider, among other things, the type and size of the company and the scope and complexity of its operations. Our board of directors has determined that we require at least two directors with the requisite financial and accounting expertise and that Messrs. Benhamou and Gill have such expertise.

Each of our executive officers serves at the discretion of the board of directors and holds office until his or her resignation or removal. There are no family relationships among any of our directors or executive officers.

Outside Directors

Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on The Nasdaq Global Market, are required to appoint at least two outside directors.

A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, or the person’s partner or employer, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

The term affiliation includes:

•	an employment relationship;

•	a business or professional relationship maintained on a regular basis;

•	control; and

•	service as an office holder, excluding service as a director in a private company prior to the first offering of its shares to the public if such director was appointed as a director of the private company in order to serve as an outside director following the public offering.

The term relative is defined as spouses, siblings, parents, grandparents, descendants, spouse’s descendants and the spouses of each of these persons.

The term office holder is defined as a director, general manager, chief business manager, deputy general manager, vice general manager, executive vice president, vice president, other manager directly subordinate to the general manager or any other person assuming the responsibilities of any of the foregoing positions, without regard to such person’s title.

No person can serve as an outside director if the person’s position or other business create, or may create, a conflict of interests with the person’s responsibilities as a director or may otherwise interfere with the person’s ability to serve as a director. If at the time an outside director is appointed all current members of the board of directors are of the same gender, then that outside director must be of the other gender.

The Companies Law provides that an outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of The Nasdaq Global Market rules for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration.

Until the lapse of two years from termination of office, a company may not engage an outside director to serve as an office holder and cannot employ or receive professional services for payment from that person, either directly or indirectly, including through a corporation controlled by that person.

Election of Outside Directors

Outside directors are elected by a majority vote at a shareholders’ meeting, provided that either:

•	the majority of shares voted at the meeting, including at least one-third of the shares of non-controlling shareholders voted at the meeting, excluding abstentions, vote in favor of the election of the outside director; or

•	the total number of shares of non-controlling shareholders voted against the election of the outside director does not exceed one percent of the aggregate voting rights in the company.

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follows: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director; and (2) at the request of a director or a shareholder of the company, a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

Each committee to which our board of directors delegates power is required to include at least one outside director and our audit and finance committee is required to include all of the outside directors.

An outside director is entitled to compensation in accordance with regulations promulgated under the Companies Law and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with services provided as an outside director.

Nasdaq Requirements

Under the rules of The Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Miron (Ronnie) Kenneth meet the independence standards contained in the rules of The Nasdaq Global Market. We do not believe that any of these directors has a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

Audit and Finance Committee

Companies Law Requirements

Under the Companies Law, the board of directors of any public company must also appoint an audit committee comprised of at least three directors including all of the outside directors, but excluding the:

•	chairman of the board of directors;

•	controlling shareholder or a relative of a controlling shareholder; and

•	any director employed by the company or who provides services to the company on a regular basis.

Nasdaq Requirements

Under The Nasdaq Global Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We have constituted an audit and finance committee. Our audit and finance committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq Global Market.

Approval of Transactions with Office Holders and Controlling Shareholders

The approval of the audit and finance committee is required to effect specified actions and transactions with office holders and controlling shareholders. The term controlling shareholder means a shareholder with the ability to direct the activities of the company, other than by virtue of being an office holder. A shareholder is presumed to be a controlling shareholder if the shareholder holds 50.0% or more of the voting rights in a company or has the right to appoint the majority of the directors of the company or its general manager. For the purpose of approving transactions with controlling shareholders, the term also includes any shareholder that holds 25.0% or more of the voting rights of the company if the company has no shareholder that owns more than 50.0% of its voting rights. For purposes of determining the holding percentage stated above, two or more shareholders who have a personal interest in a transaction that is brought for the company’s approval are deemed as joint holders. The audit and finance committee may not approve an action or a transaction with a controlling shareholder or with an office holder unless at the time of approval two outside directors are serving as members of the audit committee and at least one of them was present at the meeting at which the approval was granted.

Audit and Finance Committee Role

Our board of directors has adopted an audit and finance committee charter setting forth the responsibilities of the audit and finance committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Global Market rules which include:

•	retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit and finance committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit and finance committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit and finance committee consists of our directors, Eric Benhamou (Chairman), Thomas J. Gill, Yaffa Krindel and Rafi Maor. The financial expert on the audit and finance committee pursuant to the definition of the Securities and Exchange Commission is Eric Benhamou.

Compensation Committee

We have established a compensation committee consisting of our directors Thomas J. Gill (Chairman), P. Kevin Kilroy, Nechemia (Chemi) J. Peres and Rafi Maor. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Market rules which include:

•	reviewing and recommending overall compensation policies with respect to our chief executive officer and other executive officers;

•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer and other executive officers including evaluating their performance in light of such goals and objectives;

•	reviewing and approving the granting of options and other incentive awards; and

•	reviewing, evaluating and making recommendations regarding the compensation and benefits for our non-employee directors.

Nominating and Governance Committee

We have established a nominating and governance committee consisting of our directors Eric Benhamou (Chairman), P. Kevin Kilroy and Yaffa Krindel. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Global Market rules which include:

•	reviewing and recommending nominees for election as directors;

•	developing and recommending to our board corporate governance guidelines and a code of conduct and ethics for our directors, officers and employees in compliance with applicable law;

•	reviewing developments relating to corporate governance issues;

•	reviewing and making recommendations regarding board member skills and qualifications, the nature of duties of board committees and other corporate governance matters; and

•	establishing procedures for and administering annual performance evaluations of our board.

Internal Auditor

Under the Companies Law, the board of directors of a public company must appoint an internal auditor nominated by the audit committee. The role of the internal auditor is, among other things, to examine whether a company’s actions comply with applicable law and orderly business procedure. Under the Companies Law, the internal auditor may be an employee of the company but not an interested party or an office holder or a relative of an interested party or an office holder, nor may the internal auditor be the company’s independent auditor or the representative of the same.

An interested party is defined in the Companies Law as a holder of 5.0% or more of the issued share capital or voting power in a company, any person or entity who has the right to designate one director or more or the chief executive officer of the company or any person who serves as a director or as a chief executive officer. Our board of directors appointed Mr. Moshe Cohen, C.P.A (Israel) as our internal auditor following our initial public offering.

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, the company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

An Israeli company may indemnify an office holder in respect of certain liabilities either in advance of an event or following an event provided a provision authorizing such indemnification is inserted in its articles of association. Our articles of association contain such an authorization. An undertaking provided in advance by an Israeli company to indemnify an office holder with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the board of directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and such undertaking shall detail the abovementioned events and amount or criteria. In addition, a company may undertake in advance to indemnify an office holder against the following liabilities incurred for acts performed as an office holder:

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•	reasonable litigation expenses, including attorneys’ fees, incurred by the office holder or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the office holder was acquitted or as a result of a conviction for an offense that does not require proof of criminal intent.

An Israeli company may insure an office holder against the following liabilities incurred for acts performed as an office holder if and to the extent provided in the company’s articles of association:

•	a breach of duty of loyalty to the company, to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of the office holder; and

•	a financial liability imposed on the office holder in favor of a third party.

An Israeli company may not indemnify or insure an office holder against any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine or forfeit levied against the office holder.

Under the Companies Law, exculpation, indemnification and insurance of office holders must be approved by our audit committee and our board of directors and, in respect of our directors, by our shareholders.

Our articles of association allow us to indemnify and insure our office holders to the fullest extent permitted by the Companies Law. Our office holders are currently covered by a directors and officers’ liability insurance policy. As of the date of this Annual Report, no claims for directors and officers’ liability insurance have been filed under this policy and we are not aware of any pending or threatened litigation or proceeding involving any of our directors or officers in which indemnification is sought.

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of the our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D.	EMPLOYEES

As of December 31, 2007, we had 174 employees, including students and subcontractors of whom 136 were based in Israel, 35 in the United States, one in Germany, one in China and one in Japan. The breakdown of our employees, including students and subcontractors, by department is as follows:

	December 31,
Department	2005	2006	2007

Management	8	8	8
Operations	9	15	17
Research and development	65	79	90
Sales and marketing	26	30	38
General and administration	9	9	21

Total	117	141	174

Under applicable Israeli law, we and our employees are subject to protective labor provisions such as restrictions on working hours, minimum wages, minimum vacation, sick pay, severance pay and advance notice of termination of employment, as well as equal opportunity and anti-discrimination laws. Orders issued by the Israeli Ministry of Industry, Trade and Labor may make certain industry-wide collective bargaining agreements applicable to us. These agreements affect matters such as cost of living adjustments to salaries, length of working hours and week, recuperation, travel expenses and pension rights. Our employees are not represented by a labor union. We provide our employees with benefits and working conditions, which we believe are competitive with benefits and working conditions provided by similar companies in Israel. We have never experienced labor-related work stoppages and believe that our relations with our employees are good.

E.	SHARE OWNERSHIP

Share Ownership by Directors and Executive Officers

As of March 31, 2008, all our directors and executive officers as a group beneficially owned 12,712,565 ordinary shares (representing approximately 56.7% of our outstanding shares as of such date). This figure includes 1,017,087 shares beneficially owned by Miron (Ronnie) Kenneth, representing approximately 4.7% of our outstanding shares. Mr. Kenneth is the only director or officer who beneficially owns 1% or more of our outstanding shares as of that date. Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The definition also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of March 31, 2008.

The following table provides information regarding the options to purchase our ordinary shares by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares within 60 days of March 31, 2008:

	Number of
	Shares			Total Shares
	Underlying	Exercise		Underlying
Name	Options	Price	Expiration Date	Options

Miron (Ronnie) Kenneth	692,863	$1.00	July 13, 2014
	141,332	1.00	June 5, 2015
	184,172	1.00	January 1, 2016
	27,101	4.40	February 22, 2017
	275,799	8.00	May 21, 2017	1,321,267

Share Option Plans

We have adopted four stock option plans and, as of March 31, 2008, we had 4,505,121 ordinary shares reserved for issuance under these plans, with respect to which options to purchase 3,649,476 ordinary shares at a weighted average exercise price of $2.82 and options to purchase 2,586 ordinary shares at an exercise price of $320.00 were outstanding. As March 31, 2008, options to purchase 2,286,015 ordinary shares were vested and exercisable. Any shares underlying any option that terminates without exercise under any of our plans become available for future issuance under our 2007 Incentive Compensation Plan, or the 2007 Plan.

2007 Incentive Compensation Plan

We currently only grant options or other equity incentive awards under the 2007 plan, although previously-granted options under our other plans will continue to be governed by such other plans. The 2007 plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and by enhancing our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

As of March 31, 2008, we had 754,246 ordinary shares that remained available for issuance and were not subject to outstanding awards under our plans. The number of ordinary shares that we may issue under the 2007 plan increases on the first day of each fiscal year during the term of the 2007 plan, in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 4.0% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. Accordingly, on January 1, 2008, the number of reserved shares was increased by 821,834, representing 4.0% of our outstanding ordinary shares on December 31, 2007. The number of shares subject to the 2007 plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2007 plan or our 2003 Section 102 Plan, 2001 Section 102 Plan or 2001 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2007 plan.

A share option is the right to purchase a specified number of ordinary shares in the future at a specified exercise price and subject to the other terms and conditions specified in the option agreement and the 2007 plan. The exercise price of each option granted under the 2007 plan was determined by our compensation committee and for “incentive stock options” is equal to or greater than the fair market value of our ordinary shares at the time of grant (except for any options granted under the 2007 plan in substitution or exchange for options or awards of another company involved in a corporate transaction with us or a subsidiary, which will have an exercise price that is intended to preserve the economic value of the award that is replaced). The exercise price of any share options granted under the 2007 plan may be paid in cash, ordinary shares already owned by the option holder or any other method that may be approved by our compensation committee, such as a cashless broker-assisted exercise that complies with law.

Our compensation committee may also grant, or recommend that our board of directors to grant, other forms of equity incentive awards under the 2007 plan, such as restricted share awards, share appreciation rights, restricted share units and other forms of equity-based compensation.

Israeli participants in the 2007 plan may be granted options subject to Section 102 of the Israeli Income Tax Ordinance. Section 102 of the Israeli Income Tax Ordinance allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents to receive favorable tax treatment for compensation in the form of shares or options. We have elected to issue our options and shares under Section 102(b)(2) of the ordinance, the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of grant. Under the capital gains track we are not allowed to deduct an expense with respect to the issuance of the options or shares. Under certain conditions we will be able to change our election with respect to future grants under the plan. In addition, we will be able to make a different election under a new plan. Any stock options granted under the 2007 plan to participants in the United States will be either “incentive stock options,” which may be eligible for special tax treatment under the Internal Revenue Code of 1986, or options other than incentive stock options (referred to as “nonqualified stock options”), as determined by our compensation committee and stated in the option agreement.

Our compensation committee administers the 2007 plan pursuant to the terms of an Equity Grant Policy, which provides guidelines for routine option grants to directors, consultants, employees and grants to newly hired employees and consultants. Grants to directors, employees and consultants are generally effective on the first Tuesday of the month (or the next trading day if that day is not a trading day) that immediately follows (i) the month in which approval of the grant occurred, or (ii) in the case of new directors, employees and consultants, the month of the start of service if later. Our board of directors may, subject to any legal limitations, exercise any powers or duties of the compensation committee concerning the 2007 plan. The compensation committee selects which of our and our subsidiaries’ and affiliates’ eligible employees, directors and/or consultants shall receive options or other awards under the 2007 plan and determines, or recommends to our board of directors, the number of ordinary shares covered by those options or other awards, the terms under which such options or other awards may be exercised (however, options generally may not be exercised later than 10 years from the grant date of an option) or may be settled or paid, and the other terms and conditions of such options and other awards under the 2007 plan in accordance with the provisions of the 2007 plan. Grants to our directors are further governed by the terms of our Non-Employee Director Compensation Plan. See “Item 6.B: Compensation.” Holders of options and other equity incentive awards may not transfer those awards, unless they die or, except in the case of incentive stock options, the compensation committee determines otherwise.

If we undergo a change of control, as defined in the 2007 plan, subject to any contrary law or rule, or the terms of any award agreement in effect before the change of control, (a) the compensation committee may, in its discretion, accelerate the vesting, exercisability and payment, as applicable, of outstanding options and other awards; and (b) the compensation committee, in its discretion, may adjust outstanding awards by substituting ordinary shares or other securities of any successor or another party to the change of control transaction, or cash out outstanding options and other awards, in any such case, generally based on the consideration received by our shareholders in the transaction.

Subject to particular limitations specified in the 2007 plan and under applicable law, our board of directors may amend or terminate the 2007 plan, and the compensation committee may amend awards outstanding under the 2007 plan. The 2007 plan will continue in effect until all ordinary shares available under the 2007 plan are delivered and all restrictions on those shares have lapsed, unless the 2007 plan is terminated earlier by our board of directors. No awards may be granted under the 2007 plan on or after the tenth anniversary of the date of adoption of the plan.

The 2003 Section 102 Stock Option/Stock Purchase Plan

The 2003 Section 102 Stock Option/Stock Purchase Plan, or the 2003 Section 102 Plan, provides for the grant of stock options or issuance of shares under share purchase agreements to our and our affiliates’ employees, including officers and directors. As of March 31, 2008, there were (i) options to purchase 2,328,922 ordinary shares outstanding under the 2003 Section 102 Plan, of which 1,608,997 were vested and exercisable and (ii) options to purchase 98,829 ordinary shares under the 2003 Section 102 Plan that were already exercised.

The terms of the 2003 Section 102 Plan are intended to comply with Section 102 of the Israeli Income Tax Ordinance, or the ordinance, following its amendment in 2003, which allows employees, directors and officers, who are not controlling shareholders and are considered Israeli residents for tax purposes, to receive favorable tax treatment for compensation in the form of shares or share options.

We have elected to issue our options and shares under Section 102(b)(2) of the ordinance, the capital gains track. To comply with the capital gains track, all options and shares issued under the plan, as well as any shares received subsequently following any realization of rights with respect to such options and shares, are granted to a trustee and should be held by the trustee for a period of two years from the date of grant.

The 2003 Section 102 Plan is administered by our compensation committee. Our compensation committee is authorized to determine all matters necessary in the administration of the 2003 Section 102 Plan. An appropriate and proportionate adjustment will be made in (1) the maximum number and kind of shares reserved for issuance under the 2003 Section 102 Plan, (2) the number and kind of shares or other securities already issued under the 2003 Section 102 Plan or subject to any outstanding options and (3) the per share exercise prices of outstanding options, in the event of stock dividends, stock splits, mergers, asset sales, reorganizations, recapitalizations or other corporate transactions that affect our shares as described in the 2003 Section 102 Plan.

Options under the 2003 Section 102 Plan generally vest and become exercisable over a period of four years with 25% vesting on the first anniversary of the vesting start date and 6.25% vesting at the end of each subsequent three months period. See “Certain Relationships and Related Party Transactions — Agreements with Directors and

Officers — Employment Agreements” for a description of accelerating provisions applicable to options held by Miron (Ronnie) Kenneth and Patrick Guay. Options generally expire ten years from the grant date. Options may not be transferred, except upon the grantee’s death by will or the laws of descent and distribution.

If we terminate an employee for cause, all of the employee’s options expire on the cessation date, unless our compensation committee decides otherwise. Upon termination of employment for any reason, other than for cause or death or disability, the grantee may exercise his or her vested options within three months of the date of termination, unless prescribed otherwise by our compensation committee. Upon termination of employment due to death or disability, an employee or his or her estate may exercise his or her vested options within twelve months from the date of death or disability. Options may not, however, be exercised after the option’s expiration date.

Upon the occurrence of an acquisition event, our board of directors will take any one or more of the following actions with respect to the outstanding options: (i) provide that the outstanding options will be assumed, or have equivalent options substituted, by the acquiring or succeeding corporation, as long as those substituted options satisfy Section 102, (ii) provide that all unexercised options will become exercisable in full or in part as of a specified time and terminate immediately prior to the acquisition event, (iii) if the terms of the acquisition event provide that the holders of outstanding ordinary shares will receive upon consummation of the acquisition event a cash payment for each share surrendered in the acquisition event, make or provide for a cash payment to grantees that is equal to the acquisition price per share times the shares subject to the grantee’s vested options, minus the aggregate exercise price of such vested options, in exchange for the termination of vested and unvested options, or (iv) provide that all vested and unvested outstanding options will terminate immediately prior to the acquisition event.

The 2003 Section 102 Plan provides that the trustee will vote the shares held by it in trust pursuant to the terms of this plan in accordance with the directions of our board of directors.

Our board of directors may at any time amend or terminate the 2003 Section 102 Plan provided, however, that any such action shall not adversely affect any options or shares granted under the plan prior to such action. Unless terminated earlier by our board of directors, the 2003 Section 102 Plan will terminate in 2013.

The 2001 Section 102 Stock Option/Stock Purchase Plan

The 2001 Section 102 Stock Option/Stock Purchase Plan, or the 2001 Section 102 Plan provided for the grant of shares or share options to our employees. As of March 31, 2008, there were options to purchase 1,177 ordinary shares outstanding under the 2001 Section 102 Plan, all of which were vested and exercisable, and none of which were exercised.

The terms of the 2001 Section 102 Plan are intended to comply with Section 102 of the ordinance, as was in effect in 2001 and prior to its amendment in 2003, which allows employees, who are considered Israeli residents for tax purposes, to receive favorable tax treatment for compensation in the form of shares or share options. Other than the different tax treatment, the terms of our 2001 Section 102 Plan are substantially similar to the terms of the our 2003 Section 102 Plan. Our 2001 Section 102 Plan will terminate in 2011.

2001 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 Plan, provides for the grant of stock options to our and our affiliates’ consultants and advisors and non-Israeli employees, officers and directors. As of March 31, 2008, there were options to purchase 1,027,138 ordinary shares outstanding, of which 675,841 were vested and exercisable.

Options granted under the 2001 Plan that are granted to persons who are considered U.S. residents for tax purposes may be either incentive stock options under the requirements of Section 422 of the U.S. Internal Revenue Code, or the Code, or non-statutory stock options that are not intended to meet those requirements. Incentive stock options may only be granted to employees of us or any parent or subsidiary of us. In respect of incentive stock options, the 2001 Plan provides for special terms relating to exercise price and dollar limitation on vesting of incentive stock options, as required to meet the requirements of Section 422 of the Code. Other than the different tax treatment, the terms of our 2001 Plan are substantially similar to the terms of our 2003 Section 102 Plan. Our 2001 Plan will terminate in 2011.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

The following table sets forth certain information as of March 31, 2008 regarding the beneficial ownership of our outstanding ordinary shares by each person who we know beneficially owns 5.0% or more of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of March 31, 2008. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

As of the date of this Annual Report, we are aware of 17 U.S. persons and entities that are holders of record of our shares holding an aggregate of 4,259,252 shares representing 20.7% of our outstanding shares.

	Number of	Percentage of
	Shares	Shares
	Beneficially	Beneficially
Name and Address	Owned	Owned

Principal shareholders:
BCF II Belgium Holding SPRL(1)	4,270,522	20.8%
Pitango Venture Capital Group(2)	3,291,120	16.0
Vertex Venture Capital Group(3)	2,116,677	10.3
Tamir Fishman Group(4)	1,031,743	5.0

(1)	Consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 0.08% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 99.92% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.

(2)	Consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II

Holdings LLC (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres (our director), Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker and Zeev Binman, none of which has sole voting or investment power of such shares and each of which has shared voting and investment power of such shares (along with Isaac Shrem in the case of such shares held by Pitango Fund II Opportunity Annex Fund L.P., Pitango Fund II Opportunity Annex Fund (ICA) LP, Pitango Fund II (Tax-Exempt Investors) LLC, DS Polaris Trust Company (Foreign Residents) (1997) Ltd., Pitango Fund II, LP, Pitango Fund II, LLC and DS Polaris Ltd.). Each such individual disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Pitango Venture Capital Group is 11 Hamenofim Street, Building B, Herzeliya 46725, Israel.

(3)	Consists of 1,569,982 shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 shares owned by Vertex Israel II (A) Fund LP, 43,424 shares owned by Vertex Israel II (B) Fund LP, 200,422 shares owned by Vertex Israel II Discount Fund LP and 19,585 shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.

(4)	Consists of 515,678 shares owned by Tamir Fishman Ventures II LP, 356,052 shares owned by Tamir Fishman Venture Capital II Ltd., 68,968 shares owned by Tamir Fishman Ventures II (Israel) LP, 68,792 shares owned by Tamir Fishman Ventures II (Cayman Islands) LP, 16,514 shares owned by Tamir Fishman Ventures II CEO Fund (U.S.) LP and 5,739 shares owned by Tamir Fishman Ventures II CEO Fund LP. Tamir Fishman Ventures II, LLC is the sole general partner of each of the foregoing limited partnerships and has management rights over the shares held by Tamir Fishman Venture Capital II Ltd. by virtue of a management agreement with Tamir Fishman Ventures II, LLC. The managing members of Tamir Fishman Ventures II, LLC are Shai Saul, Michael Elias and Tamir Fishman & Co. Ltd. Eldad Tamir and Danny Fishman are Co-Presidents and Co-Chief Executive Officers of Tamir Fishman & Co. Ltd. and, by virtue of their positions, beneficial owners of the securities held thereby. Each of the foregoing entities and individuals disclaims beneficial ownership of these securities except to the extent of its or his pecuniary interest therein. The address of the Tamir Fishman entities and the foregoing individuals is 21 Haarbaa, Tel Aviv 64739, Israel.

B.	RELATED PARTY TRANSACTIONS

Our policy is to enter into transactions with related parties on terms that, on the whole, are no more favorable, or no less favorable, than those available from unaffiliated third parties. Based on our experience in the business in which we operate and the terms of our transactions with unaffiliated third parties, we believe that all of the transactions described below met this policy standard at the time they occurred.

Financing Transactions

In February and March 2007, we sold Series E2 preferred shares convertible into 1,802,654 ordinary shares, at a purchase price per underlying share of $6.32 in consideration for an aggregate investment of $11.4 million. The following table sets forth the number of ordinary shares resulting from conversion upon the closing of our initial public offering of the Series E2 preferred shares purchased by entities which, as of the date of this report, beneficially own more than 5.0% of our outstanding ordinary shares:

		Number of
		Ordinary
		Shares Resulting
		from the
	Aggregate	Conversion of Series
	Purchase	E2
Shareholder	Price	Preferred Shares

BCF II Belgium Holding SPRL (an affiliate of Baker Capital)	$3,183,671	503,745
Pitango Venture Capital Group	2,453,860	388,265
Vertex Venture Capital Group	1,577,984	249,679
Tamir Fishman Group	769,273	121,717

Registration Rights

We have entered into an amended and restated shareholders’ rights agreement with certain of our shareholders pursuant to which 10,850,618 ordinary shares resulting from conversion of our issued and outstanding preferred shares are entitled to the registration rights described below. Under this agreement, the following entities which beneficially own more than 5.0% of our ordinary shares are entitled to registration rights: BCF II Belgium Holding SPRL, an affiliate of Baker Capital, Vertex Venture Capital Group and Pitango Venture Capital Group.

Demand registration rights.  We are required to file a registration statement in respect of ordinary shares held by our former preferred shareholders as follows:

•	Preferred E/E2 Registration. We are required to effect up to two registrations (a “Preferred E/E2 Registration”) at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital Group or Pitango Venture Capital Group.

•	Preferred D Registration. At any time following a request for a Preferred E/E2 Registration, we are required to effect up to two registrations (a “Preferred D Registration”) at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series D preferred shares that are entitled to registration rights.

•	Preferred C Registration. At any time following both a request for a Preferred E/E2 Registration and a request for a Preferred D Registration, we are required to effect up to two registrations (a “Preferred C Demand”) at the request of one or more of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversation of our Series C preferred shares that are entitled to registration rights.

With respect to the above registrations: (1) we are not required to effect a Preferred C Registration or a Preferred D Registration within 180 days after the effective date of a registration statement for a Preferred C Registration, a Preferred D Registration, a Preferred E/E2 Registration, a registration on Form F-3 or another registration by us, (2) we are required to give notice of a demand for a Preferred C Registration, a Preferred D Registration or a Preferred E/E2 Registration to the other shareholders holding ordinary shares resulting from conversion of our preferred shares that are entitled to registration rights and include their shares in the registration if they so request, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of shareholders holding ordinary shares that are entitled to registration rights representing in the aggregate at least 50% of the ordinary shares resulting from the conversion of our preferred shares.

In the event that the managing underwriter advises that the number of securities requested to be included in such registration exceeds the number that can be sold in such offering without adversely affecting the underwriter’s ability to effect an orderly distribution of such securities at the price per share in such offering:

•	in the case of a Preferred E Registration, the shares will be included in the registration statement in the following order of preference: first, ordinary shares resulting from the conversion of Series E2 preferred shares and Series E preferred shares; second, ordinary shares resulting from the conversion of Series D preferred shares and Series D2 preferred shares; and third, ordinary shares resulting from the conversion of Series C preferred shares; and

•	if the registration statement is not being filed pursuant to a Preferred E Demand, we will include in the registration statement that the number of shares requested to be included that, in the opinion of the underwriters, can be sold, allocated among the holders of such securities pro rata based on the number of ordinary shares resulting from the conversion of preferred shares held by such shareholders immediately prior to the registration.

Registration on Form F-3 or S-3.  After we become eligible under applicable securities laws to file a registration statement on Form F-3 or Form S-3, as applicable, which will not be until at least July 2008, the date that is 12 months after the date of our initial public offering, we will file a registration statement on Form F-3 or S-3 at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital

Group or Pitango Venture Capital Group. These shareholders may request such a registration no more than once every six months. In addition, we will file either such registration statement on Form F-3 or S-3 at the request our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series C preferred shares or our Series D preferred shares that are entitled to registration rights. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3 or S-3, (2) each registration on Form F-3 or S-3 must be for anticipated proceeds of at least $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our preferred shares.

Piggyback registration rights.  Shareholders holding registrable shares also have the right to request the inclusion of their registrable shares in any registration statements filed by us in the future for the purposes of a public offering, subject to specified exceptions. In the event that the managing underwriter advises that the number of our securities and preferred shares included in such a request exceeds the number that can be sold in such offering without adversely affecting such underwriters’ ability to effect an orderly distribution of our securities, the shares will be included in the registration statement in the following order of preference: first, the shares that we wish to include for our own account; second, ordinary shares resulting from the conversion of Series E preferred shares and Series E2 preferred shares included in such request; third, ordinary shares resulting from the conversion of Series D preferred shares and Series D2 preferred shares; and fourth, ordinary shares resulting from the conversion of Series C preferred shares included in such request.

Termination.  All registration rights granted to holders of registrable shares terminate when all ordinary shares resulting from the conversion of preferred shares have been effectively registered under the Securities Act, or, with respect to any holder, can be sold freely during a three-month period without registration under the Securities Act.

Expenses.  We will pay all expenses in carrying out the above registrations, including the reasonable fees and expenses of one counsel to the selling shareholders.

Certain warrants.  We have also granted to holders of warrants to purchase 140,625 Series E preferred shares issuable upon the exercise of warrants granted to Lighthouse the same registration rights as are granted to holders of Series E preferred shares.

Agreements with Directors and Officers

We have entered into written employment agreements with all of our executive officers. These agreements each contain provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions as set forth below:

Employment of Miron (Ronnie) Kenneth.  In January 2002, we entered into an agreement with Mr. Kenneth governing the terms of his employment with us for the position of Chief Executive Officer. In addition, Mr. Kenneth has executed an agreement containing standard provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Kenneth’s employment upon 90 days prior written notice, and we can terminate Mr. Kenneth’s employment immediately upon justifiable cause (as defined in the employment agreement) or the disability of Mr. Kenneth. If Mr. Kenneth is involuntarily terminated without justifiable cause or if Mr. Kenneth voluntarily terminates his employment for good reason (as defined in the employment agreement), or in the event of a change in control, merger or acquisition transaction (as defined in the employment agreement), 50% of Mr. Kenneth’s then unvested options will vest immediately. After a change in control, merger or acquisition transaction, Mr. Kenneth’s remaining unvested options will vest over a period of one year from the transaction, or their otherwise remaining vesting period if shorter, on a monthly basis. If Mr. Kenneth is terminated (other than voluntarily by Mr. Kenneth) during this remaining vesting period after a change in control, merger or acquisition transaction, Mr. Kenneth’s unvested options will vest immediately. Mr. Kenneth’s remaining unvested options also vest immediately if he is involuntarily terminated without justifiable cause or voluntarily terminates his employment for good reason within nine months after a change in control, merger or acquisition transaction.

Employment of Patrick Guay.  In April 2005, Voltaire, Inc. entered into an agreement with Mr. Guay governing the terms of his employment with Voltaire, Inc. for the position of Vice President of Marketing, and subsequently his current position of Executive Vice President of Global Sales and General Manager of Voltaire, Inc. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Guay’s employment upon prior written notice. If we terminate his employment for any reason other than cause (as defined in the employment agreement), or if Mr. Guay terminates his employment for good reason (as defined in the employment agreement), we will pay Mr. Guay his base salary for three months, and the pro-rated value of any bonus earned during the three months prior to termination. Certain of Mr. Guay’s unvested options will vest in full if we terminate Mr. Guay’s employment without cause, or if Mr. Guay terminates his employment for good reason within 12 months following a change in control (as defined in the employment agreement).

Options.  Since our inception we have granted options to purchase our ordinary shares to our officers and certain of our directors. We describe our option plans under “Management — Share Option Plans.”

Exculpation, Indemnification and Insurance.  Our articles of association permit us to exculpate, indemnify and insure our office holders to the fullest extent permitted by the Companies Law. We have entered into agreements with each of our directors and executive officers, exculpating them from a breach of their duty of care to us to the fullest extent permitted by law and undertaking to indemnify them to the fullest extent permitted by law. See “Item 6 — Directors, Senior Management and Employees — Board Practices — Exculpation, Insurance and Indemnification of Office Holders.”

C.	INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18 for audited consolidated financial statements.

Legal Proceedings

We are not a party to any material litigation or proceeding.

Dividend Policy

We have never declared or paid any cash dividends on our ordinary shares and we do not anticipate paying any cash dividends on our ordinary shares in the future. We currently intend to retain all future earnings to finance our operations and to expand our business. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, the provisions of applicable Israeli law, financial condition and future prospects and other factors our board of directors may deem relevant.

B.	SIGNIFICANT CHANGES

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2007.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Our ordinary shares began trading publicly on July 26, 2007. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by The Nasdaq Global Market.

Year	High	Low

2007	$8.40	$5.40

Quarter	High	Low

2007
Fourth quarter	$8.00	$6.05
2008
First quarter	$6.65	$4.98

Most Recent Six Months	High	Low

March 2008	$5.91	$4.98
February 2008	6.02	5.25
January 2008	6.65	5.65
December 2007	7.44	6.05
November 2007	8.00	6.77
October 2007	7.16	6.10

On March 31, 2008, the last reported close price of our ordinary shares on The Nasdaq Stock Market was $4.99 per share. According to our transfer agent, as of March 31, 2008, there were approximately 101 holders of record of our ordinary shares.

B.	PLAN OF DISTRIBUTION

Not applicable.

C.	MARKETS

Our ordinary shares have traded on The Nasdaq Global Market under the symbol “VOLT” since July 26, 2007.

D.	SELLING SHAREHOLDERS

Not applicable.

E.	DILUTION

Not applicable.

F.	EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	SHARE CAPITAL

Not applicable.

B.	MEMORANDUM AND ARTICLES OF ASSOCIATION

We are registered with the Israeli Registrar of Companies in Jerusalem. Our registration number is 51-247196-2

Objectives

Our objectives under our memorandum of association are to engage in any lawful activity in order to achieve our purposes. Our purpose is set forth in our memorandum of association and includes the performance of any activities which appear to us as an appropriate objective.

Voting

Holders of our ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders at a shareholder meeting. Shareholders may vote at shareholder meetings either in person, proxy or by written ballot. Israeli law does not provide for public companies such as us to have shareholder resolutions adopted by means of a written consent in lieu of a shareholder meeting. Shareholder voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future. The Companies Law provides that a shareholder, in exercising his or her rights and performing his or her obligations toward the company and its other shareholders, must act in good faith and in an acceptable manner, and avoid abusing his or her powers. This is required when voting at general meetings on matters such as amendments to the articles of association, increasing the company’s authorized capital, mergers and approval of related party transactions that require shareholder approval. A shareholder also has a general duty to refrain from depriving any other shareholder of its rights as a shareholder. In addition, any controlling shareholder, any shareholder who knows that its vote can determine the outcome of a shareholder vote and any shareholder who, under a company’s articles of association, can appoint or prevent the appointment of an office holder or has other power with respect to the company, is under a duty to act with fairness towards the company. The Companies Law does not describe the substance of this duty, except to state that the remedies generally available upon a breach of contract will apply also in the event of a breach of the duty to act with fairness, taking the shareholder’s position in a company into account.

Transfer of Shares

Fully paid ordinary shares are issued in registered form and may be freely transferred under our articles of association unless the transfer is restricted or prohibited by another instrument, Israeli law or the rules of a stock exchange on which the shares are traded.

Election of Directors

Our ordinary shares do not have cumulative voting rights for the election of directors. Rather, under our articles of association our directors are elected by the holders of a simple majority of our ordinary shares at a general shareholder meeting (excluding abstentions). As a result, the holders of our ordinary shares that represent more than 50.0% of the voting power represented at a shareholder meeting and voting thereon (excluding abstentions) have the power to elect any or all of our directors whose positions are being filled at that meeting, subject to the special approval requirements for outside directors described under “Management — Outside Directors.”

Dividend and Liquidation Rights

Under the Companies Law, shareholder approval is not required for the declaration of a dividend, unless the company’s articles of association provide otherwise. Our articles of association provide that our board of directors may declare and distribute a dividend to be paid to the holders of ordinary shares without shareholder approval in proportion to the paid up capital attributable to the shares that they hold. Dividends may only be paid out of profits legally available for distribution, as defined in the Companies Law, provided that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due. If we do not have profits legally available for distribution, we may seek the approval of the court to distribute a dividend. The court may approve our request if it is convinced that there is no reasonable concern that a payment of a dividend will prevent us from satisfying our existing and foreseeable obligations as they become due.

In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares on a pro-rata basis. Dividend and liquidation rights may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days or 35 days in certain cases. The chairperson of our board of directors presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

Quorum

The quorum required for a meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of our voting power. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of at least two shareholders present, in person, by proxy or by written ballot, who hold or represent between them at least 10% of our voting power. See “— Shareholder Meetings.”

Resolutions

An ordinary resolution requires approval by the holders of a simple majority of the voting rights represented at the meeting, in person, by proxy or by written ballot, and voting on the resolution (excluding abstentions).

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by the holders of 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association (1) resolutions to change the minimum and maximum number of our directors and to remove a serving director from office require the approval of holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution (excluding abstentions), and (2) resolutions to amend the provisions of our articles of association with respect to the minimum and maximum number of our directors, the manner of filling vacancies on our board of directors, the terms of our classified board structure and the eligibility of a director to stand for re-election, and the nomination of persons as candidates to serve as directors, require the approval of the holders of at least two-thirds of our voting securities then outstanding.

Access to Corporate Records

Under the Companies Law, all shareholders generally have the right to review minutes of our general meetings, our shareholder register, including with respect to material shareholders, our articles of association, our financial statements and any document we are required by law to file publicly with the Israeli Companies Registrar. Any shareholder who specifies the purpose of its request may request to review any document in our possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. We may deny a request to review a document if we determine that the request was not made in good faith, that the document contains a commercial secret or a patent or that the document’s disclosure may otherwise impair our interests.

Acquisitions under Israeli Law

Full Tender Offer.  A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the target company’s issued and outstanding share capital is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company. A person wishing to acquire shares of a public Israeli company and who would as a result hold over 90.0% of the issued and outstanding share capital of a certain class of shares is required to make a tender offer to all of the shareholders who hold shares of the same class for the purchase of all of the issued and outstanding shares of the same class. If the shareholders who do not accept the offer hold less than 5.0% of the issued and outstanding share capital of the company or of the applicable class, all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law. However, a shareholder that had its shares so transferred may, within three months from the date of acceptance of the tender offer, petition the court to determine that tender offer was for less than fair value and that the fair value should be paid as determined by the court. If the shareholders who did not accept the tender offer hold at least 5.0% of the issued and outstanding share capital of the company or of the applicable class, the acquirer may not acquire shares of the company that will increase its holdings to more than 90.0% of the company’s issued and outstanding share capital or of the applicable class from shareholders who accepted the tender offer.

Special Tender Offer.  The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company, or (iii) was from a holder of more then 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer.

In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. An office holder in a target company who, in his or her capacity as an office holder, performs an action the purpose of which is to cause the failure of an existing or foreseeable special tender offer or is to impair the chances of its acceptance, is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the target company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer.

If a special tender offer was accepted by a majority of the shareholders who announced their stand on such offer, then shareholders who did not announce their stand or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer.

In the event that a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity shall refrain from making a subsequent tender offer for the purchase of shares of the target company and cannot execute a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

Merger.  The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain requirements described under the Companies Law are met, a certain percentage of each party’s shareholders. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards its creditors, such determination taking into account the financial status of the merging companies. If the board has determined that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of shares (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its secured creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to regulations. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

Undesignated preferred stock.  The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We currently do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

Supermajority voting.  Our amended and restated articles of association require the approval of the holders of at least two thirds of our combined voting power to effect certain amendments to our articles of association. See “— Resolutions.”

Classified board of directors.  Our amended and restated articles of association provide for a classified board of directors. See “Management — Board of Directors and Officers.”

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company. Its address is 59 Maiden Lane, New York, New York 10038 and its telephone number at this location is (718) 921-8200.

C.	MATERIAL CONTRACTS

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location

Letter Agreement with Sanmina-SCI Corporation, dated October 12, 2004,
Purchase Agreement with Mellanox Technologies Ltd., dated October 7, 2005
Based Agreement with International Business Machine Corporation (IBM), dated October 15, 2004; Statement of Work for Base Agreement with IBM, November 19, 2004 and its Amendment #7 dated October 10, 2007; Technical Services Agreement with IBM, dated December 14, 2005; Statement of Work for Technical Services and Interoperability Verification with IBM, dated December 14, 2005.	Item 4.B: Information on the Company — Business Overview — Manufacturing and Supply.
Item 4.B: Information on the Company — Business Overview — Manufacturing and Supply.
Item 4.B: Information on the Company — Business Overview — Customers.
Purchase Agreement with Hewlett-Packard Company, dated October 8, 2004; Software License and Distribution Agreement with Hewlett-Packard Company, dated August 28, 2006; Addendum 1 to Purchase Agreement with Hewlett-Packard Company, dated December 16, 2005; First Amendment to Purchase Agreement with Hewlett-Packard Company, dated July 20, 2005.	Item 4.B: Information on the Company — Business Overview — Customers.
Amended and Restated Shareholders Rights’ Agreement	Item 7.B: Related Party Transactions — Registration Rights.

D.	EXCHANGE CONTROLS

In 1998, Israeli currency control regulations were liberalized significantly, so that Israeli residents generally may freely deal in foreign currency and foreign assets, and non-residents may freely deal in Israeli currency and Israeli assets. There are currently no Israeli currency control restrictions on remittances of dividends on the ordinary shares or the proceeds from the sale of the shares provided that all taxes were paid or withheld; however, legislation remains in effect pursuant to which currency controls can be imposed by administrative action at any time.

Non-residents of Israel may freely hold and trade our securities. Neither our memorandum of association nor our articles of association nor the laws of the State of Israel restrict in any way the ownership or voting of ordinary shares by non-residents, except that such restrictions may exist with respect to citizens of countries which are in a state of war with Israel. Israeli residents are allowed to purchase our ordinary shares.

E.	TAXATION

Israeli Tax Considerations and Government Programs

The following is a summary of the material Israeli tax laws applicable to us, and some Israeli Government programs benefiting us. This section also contains a discussion of material Israeli tax consequences concerning the ownership of and disposition of our ordinary shares. This summary does not discuss all the acts of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of this kind of investor include residents of Israel or traders in securities who are subject to special tax regimes not covered in this discussion. Since some parts of this discussion are based on new tax legislation that has not yet been subject to judicial or administrative interpretation, we cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion.

The discussion below should not be construed as legal or professional tax advice and does not cover all possible tax considerations. Potential investors are urged to consult their own tax advisors as to the Israeli or other tax consequences of the purchase, ownership and disposition of our ordinary shares, including in particular, the effect of any foreign, state or local taxes.

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 29% of their taxable income in 2007. The corporate tax rate is scheduled to decline to 27% in 2008, 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

Tax Benefits and Grants for Research and Development.

Israeli tax law allows, under certain conditions, a tax deduction for expenditures, including capital expenditures, for the year in which they are incurred. These expenses must relate to scientific research and development projects and must be approved by the relevant Israeli government ministry, determined by the field of research. Furthermore, the research and development must be for the promotion of the company and carried out by or on behalf of the company seeking such tax deduction. The amount of such deductible expenses is reduced by the sum of any funds received through government grants for the finance of such scientific research and development projects. No deduction under these research and development deduction rules is allowed if such deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the Income Tax Ordinance, 1961. Expenditures not so approved are deductible in equal amounts over three years.

Law for the Encouragement of Industry (Taxes), 1969.

The Law for the Encouragement of Industry (Taxes), 1969, generally referred to as the Industry Encouragement Law, provides several tax benefits for industrial companies. We believe that we currently qualify as an “Industrial Company” within the meaning of the Industry Encouragement Law. The Industry Encouragement Law defines “Industrial Company” as a company resident in Israel, of which 90% or more of its income in any tax year, other than of income from defense loans, capital gains, interest and dividend, is derived from an “Industrial Enterprise” owned by it. An “Industrial Enterprise” is defined as an enterprise whose major activity in a given tax year is industrial production activity.

The following corporate tax benefits, among others, are available to Industrial Companies:

•	Amortization of the cost of purchased know-how and patents and of rights to use a patent and know-how which are used for the development or advancement of the company, over an eight-year period;

•	Accelerated depreciation rates on equipment and buildings;

•	Under specified conditions, an election to file consolidated tax returns with additional related Israeli Industrial Companies; and

•	Expenses related to a public offering are deductible in equal amounts over three years.

Eligibility for the benefits under the Industry Encouragement Law is not subject to receipt of prior approval from any governmental authority. We cannot assure that we qualify or will continue to qualify as an “Industrial Company” or that the benefits described above will be available in the future.

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008, the Inflationary Adjustments Law was abolished effective as of January 1, 2008, subject however to transition provisions and other special provisions for prevention of distortion in the tax calculations. The Inflationary Adjustments Law was highly complex. Its features, which were material to us, can be generally described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year. As of the year 2008 and thereafter no deduction will be permitted, however, the unused portion of deductions accumulated until December 31, 2007 will be deducted from the taxable income of 2008, with no adjustment to the inflation at 2008.

•	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income. As of the year 2008 and thereafter no excess will be added.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index. Depreciation regulation will continue to apply but losses carried forward will be adjusted only until December 31, 2007

Law for the Encouragement of Capital Investments, 1959.

The Law for Encouragement of Capital Investments, 1959 (the “Investment Law”) provides that capital investments in a production facility (or other eligible assets) may, upon approval by the Investment Center of the Israel Ministry of Industry, Trade and Labor (the “Investment Center”), be designated as an Approved Enterprise. Each certificate of approval for an Approved Enterprise relates to a specific investment program, delineated both by the financial scope of the investment and by the physical characteristics of the facility or the asset. The tax benefits from any certificate of approval relate only to taxable profits attributable to the specific Approved Enterprise.

On April 1, 2005, a comprehensive amendment to the Investment Law came into effect. The amendment to the Investment Law includes revisions to the criteria for investments qualified to receive tax benefits. As the amended Investment Law does not retroactively apply to investment programs having an approved enterprise approval certificate issued by the Investment Center prior to December 31, 2004, our current Approved Enterprises are subject to the provisions of the Investment Law prior to its revision, while new investment and tax benefits related thereof, if any, will be subject to and received under the provisions of the Investment Law, as amended. Accordingly, the following description includes a summary of the Investment Law prior to its amendment as well as the relevant changes contained in the Investment Law, as amended.

In 2000, our first investment program in our facility in Herzeliya was approved as an Approved Enterprise under the Encouragement of Capital Investment Law, which entitles us to certain tax benefits. Our requests for our second Approved Enterprise were also approved in December 2002. The Approved Enterprise Programs granted to us are defined in the Encouragement of Capital Investment Law as Alternative Benefits Programs. Under the terms of our Approved Enterprise, once we begin generating taxable income, we will be entitled to a tax exemption with respect to the undistributed income derived from our Approved Enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is at least 49% but less than 74%, 15% if the foreign investment level is at least 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the Approved Enterprise began. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards.

A company that has elected to participate in the alternative benefits program and that subsequently pays a dividend out of the income derived from the Approved Enterprise during the tax exemption period will be subject to corporate tax in respect of the amount distributed at the rate that would have been applicable had the company not elected the alternative benefits program (generally 10% to 25%, depending on the foreign (non-Israeli) investment in the company).

The Investment Law also provides that an Approved Enterprise is entitled to accelerated depreciation on its property and equipment that are included in an approved investment program. We have not utilized this benefit.

The tax benefits under the Investment Law also apply to income generated by a company from the grant of a usage right with respect to know-how developed by the approved enterprise, income generated from royalties, and income derived from a service which is ancillary to such usage right or royalties, provided that such income is generated within the approved enterprise’s ordinary course of business. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. If a company has more than one approval or only a portion of its capital investments is approved, its effective tax rate is the result of a weighted average of the applicable rates. The tax benefits under the Investments Law are not, generally, available with respect to income derived from products manufactured outside of Israel.

In addition, the benefits available to an Approved Enterprise are conditioned upon terms stipulated in the Investment Law and the regulations there under and the criteria set forth in the applicable certificate of approval. If we do not meet these conditions, in whole or in part, the benefits can be canceled and we may be required to refund the amount of the benefits, with the addition of the Israeli consumer price index linkage differences and interest. We believe that our Approved Enterprise currently operates in substantial compliance with all applicable conditions and criteria, but there can be no assurance that it will continue to do so.

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center is entitled to approve such programs only until December 31, 2007. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

A privileged enterprise may, at its discretion, in order to provide greater certainty, elect to apply for a pre-ruling from the Israeli tax authorities confirming that it is in compliance with the provisions of the amended Investment Law and is therefore entitled to receive such benefits provided under the amended Investment Law. The amendment to the Investment Law addresses benefits that are being granted to privileged enterprises and the length of the benefits period.

The amended Investment Law specifies certain conditions that a privileged enterprise has to comply with in order to be entitled to benefits. These conditions include among others:

•	that the privileged enterprise’s revenues during the applicable tax year from any single market (i.e. country or a separate customs territory) do not exceed 75% of the privileged enterprise’s aggregate revenues during such year; or

•	that 25% or more of the privileged enterprise’s revenues during the applicable tax year are generated from sales into a single market (i.e. country or a separate customs territory) with a population of at least 12 million residents.

There can be no assurance that we will comply with the above conditions or any other conditions of the amended Investment Law in the future or that we will be entitled to any additional benefits under the amended Investment Law.

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimal investment of NIS 5 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5 million and the company’s outstanding and paid-up share capital exceeds NIS 5 million. These changes take effect retroactively from 2003.

As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U..S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

A non-resident of Israel who receives dividends from which tax was withheld is generally exempt from the duty to file returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer, and the taxpayer has no other taxable sources of income in Israel.

Capital Gains Taxes Applicable to Non-Israeli Resident Shareholders.  Shareholders that are not Israeli residents are generally exempt from Israeli capital gains tax on any gains derived from the sale, exchange or disposition of our ordinary shares, provided that (1) such shareholders did not acquire their shares prior to our initial public offering, (2) the provisions of the Income Tax Law (inflationary adjustments), 1985 do not apply to such gain, and (3) such gains did not derive from a permanent establishment or business activity of such shareholders in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemptions if an Israeli resident (i) has a controlling interest of 25% or more in such non-Israeli corporation, or (ii) is the beneficiary of or is entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel.

United States Federal Income Taxation

The following is a description of the material United States federal income tax consequences of the acquisition, ownership and disposition of our ordinary shares. This description addresses only the United States federal income tax considerations of holders that are initial purchasers of our ordinary shares and that will hold such ordinary shares as capital assets. This description does not address tax considerations applicable to holders that may be subject to special tax rules, including:

•	financial institutions or insurance companies;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	dealers or traders in securities or currencies;

•	tax-exempt entities;

•	certain former citizens or long-term residents of the United States;

•	persons that received our shares as compensation for the performance of services;

•	persons that will hold our shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” for United States federal income tax purposes;

•	holders that will hold our shares through a partnership or other pass-through entity;

•	U.S. Holders (as defined below) whose “functional currency” is not the United States dollar; or

•	holders that own directly, indirectly or through attribution 10.0% or more, of the voting power or value, of our shares.

Moreover, this description does not address the United States federal estate and gift or alternative minimum tax consequences of the acquisition, ownership and disposition of our ordinary shares.

This description is based on the United States Internal Revenue Code, 1986, as amended (the “Code”) existing, proposed and temporary United States Treasury Regulations and judicial and administrative interpretations thereof, in each case as in effect and available on the date hereof. All of the foregoing are subject to change, which change could apply retroactively and could affect the tax consequences described below.

For purposes of this description, a “U.S. Holder” is a beneficial owner of our ordinary shares that, for United States federal income tax purposes, is:

•	a citizen or resident of the United States;

•	a corporation (or other entity treated as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof, including the District of Columbia;

•	an estate the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust if such trust has validly elected to be treated as a United States person for United States federal income tax purposes or if (1) a court within the United States is able to exercise primary supervision over its administration and (2) one or more United States persons have the authority to control all of the substantial decisions of such trust.

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (for other entity treated as a partnership for United States federal income tax purposes).

If a partnership (or any other entity treated as a partnership for United States federal income tax purposes) holds our ordinary shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor as to its tax consequences.

You should consult your tax advisor with respect to the United States federal, state, local and foreign tax consequences of acquiring, owning and disposing of our ordinary shares.

Distributions

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, the gross amount of any distribution made to you with respect to your ordinary shares, before reduction for any Israeli taxes withheld therefrom, other than certain distributions, if any, of our ordinary shares distributed pro rata to all our shareholders will be includible in your income as dividend income to the extent such distribution is paid out of our current or accumulated earnings and profits as determined under United States federal income tax principles. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, non-corporate U.S. Holders may qualify for the lower rates of taxation with respect to dividends on ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) with respect to taxable years beginning on or before December 31, 2010, provided that certain conditions are met, including certain holding period requirements and the absence of certain risk reduction transactions. However, such dividends will not be eligible for the dividends received deduction generally allowed to corporate U.S. Holders. Subject to the discussion below under “Passive Foreign Investment Company Considerations”, to the extent, if any, that the amount of any distribution by us exceeds our current and accumulated earnings and profits as determined under United States federal income tax principles, it will be treated first as a tax-free return of your adjusted tax basis in your ordinary shares and thereafter as capital gain. We do not expect to maintain calculations of our earnings and profits under United States federal income tax principles and, therefore, if you are a U.S. Holder you should expect that the entire amount of any distribution generally will be reported as dividend income to you.

If you are a U.S. Holder, dividends paid to you with respect to your ordinary shares will be treated as foreign source income, which may be relevant in calculating your foreign tax credit limitation. Subject to certain conditions and limitations, Israeli tax withheld on dividends may be deducted from your taxable income or credited against your United States federal income tax liability. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends that we distribute generally should constitute “passive category income,” or, in the case of certain U.S. Holders, “general category income”. A foreign tax credit for foreign taxes imposed on distributions may be denied when you do not satisfy certain minimum holding period requirements. The rules relating to the determination of the foreign tax credit are complex, and you should consult your tax advisor to determine whether and to what extent you would be entitled to this credit.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements”, if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on dividends received by you on your ordinary shares, unless you conduct a trade or business in the United States and such income is effectively connected with that trade or business.

Sale, Exchange or Other Disposition of Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company Considerations”, if you are a U.S. Holder, you generally will recognize gain or loss on the sale, exchange or other disposition of your ordinary shares equal to the difference between the amount realized on such sale, exchange or other disposition and your adjusted tax basis in your ordinary shares. Such gain or loss will be capital gain or loss. If you are a non corporate U.S. Holder, capital gain from the sale, exchange or other disposition of ordinary shares is eligible for the preferential rate of taxation applicable to long-term capital gains, with respect to taxable years beginning on or before December 31, 2010, if your holding period for such ordinary shares exceeds one year (i.e. such gain is long-term capital gain). Gain or loss, if any, recognized by you generally will be treated as United States source income or loss for United States foreign tax credit purposes. The deductibility of capital losses for United States federal income tax purposes is subject to limitations.

Subject to the discussion below under “Backup Withholding Tax and Information Reporting Requirements,” if you are a Non-U.S. Holder, you generally will not be subject to United States federal income or withholding tax on any gain realized on the sale or exchange of such ordinary shares unless:

•	such gain is effectively connected with your conduct of a trade or business in the United States; or

•	you are an individual and have been present in the United States for 183 days or more in the taxable year of such sale or exchange and certain other conditions are met.

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either

•	at least 75% of its gross income is “passive income”; or

•	at least 50% of the average value of its gross assets is attributable to assets that produce “passive income” or are held for the production of passive income.

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of funds raised in offerings of our ordinary shares. If a non-U.S. corporation owns at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income.

Based on certain estimates of our gross income and the average value of our gross assets, the latter determined by reference to the market value of our shares and valuing our intangible assets, using the methods prescribed for publicly traded corporations and the nature of our business, we believe that we would not be classified as a PFIC for the taxable year ending December 31, 2007. We must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. We have no reason to believe that our income, assets or activities will change in a manner that would cause us to be classified as a PFIC, but there can be no assurance that we will not be considered a PFIC for any taxable year. In addition, because the market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile, and because that market price may affect the determination of whether we will be considered a PFIC, there can be no assurance that we will not be considered a PFIC for any taxable year. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “— Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by the Company (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

Certain elections are available to U.S. Holders of shares that may serve to alleviate some of the adverse tax consequences of PFIC status. If we agreed to provide the necessary information, you could avoid the interest charge imposed by the PFIC rules by making a qualified electing fund (a “QEF”) election, which election may be made retroactively under certain circumstances, in which case you generally would be required to include in income on a current basis your pro rata share of our ordinary earnings as ordinary income and your pro rata share of our net capital gains as long-term capital gain. We do not expect to provide to U.S. Holders the information needed to report income and gain pursuant to a QEF election, and we make no undertaking to provide such information in the event that we are a PFIC.

Under an alternative tax regime, you may also avoid certain adverse tax consequences relating to PFIC status discussed above by making a mark-to-market election with respect to your ordinary shares annually, provided that the shares are “marketable.” Shares will be marketable if they are regularly traded on certain U.S. stock exchanges (including NASDAQ) or on certain non-U.S. stock exchanges. For these purposes, the shares will generally be considered regularly traded during any calendar year during which they are traded, other than in negligible quantities, on at least 15 days during each calendar quarter.

If you choose to make a mark-to-market election, you would recognize as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and your adjusted tax basis in the PFIC shares. Losses would be allowed only to the extent of net mark-to-market gain previously included by you under the election for prior taxable years. If the mark-to-market election were made, then the PFIC rules set forth above relating to excess distributions and realized gains would not apply for periods covered by the election. If you make a mark-to-market election after the beginning of your holding period of our ordinary shares, you would be subject to interest charges with respect to the inclusion of ordinary income attributable to the period before the effective date of such election.

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in the Company, subject to the discussion in the preceding paragraphs.

We may invest in stock of non-U.S. corporations that are PFICs. In such a case, provided that we are classified as a PFIC, a U.S. Holder would be treated as owning its pro rata share of the stock of the PFIC owned by us. Such a U.S. Holder would be subject to the rules generally applicable to shareholders of PFICs discussed above with respect to distributions received by us from such a PFIC and dispositions by us of the stock of such a PFIC (even though the U.S. Holder may not have received the proceeds of such distribution or disposition). Assuming we receive the necessary information from the PFIC in which we own stock, certain U.S. Holders may make the QEF election discussed above with respect to the stock of the PFIC owned by us, with the consequences discussed above. However, no assurance can be given that we will be able to provide U.S. Holders with such information.

If we were a PFIC, a holder of ordinary shares that is a U.S. Holder must file United States Internal Revenue Service Form 8621 for each tax year in which the U.S. Holder owns the ordinary shares.

Backup Withholding Tax and Information Reporting Requirements

United States backup withholding tax and information reporting requirements generally apply to certain payments to certain non-corporate holders of stock. Information reporting generally will apply to payments of dividends on, and to proceeds from the sale or redemption of, our ordinary shares made within the United States, or by a United States payor or United States middleman, to a holder of our ordinary shares, other than an exempt recipient (including a corporation, a payee that is not a United States person that provides an appropriate certification and certain other persons). A payor will be required to withhold backup withholding tax from any payments of dividends on, or the proceeds from the sale or redemption of, ordinary shares within the United States, or by a United States payor or United States middleman, to a holder, other than an exempt recipient, if such holder fails to furnish its correct taxpayer identification number or otherwise fails to comply with, or establish an exemption from, such backup withholding tax requirements. The backup withholding tax rate is 28.0% for years through 2010.

Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against the beneficial owner’s United States federal income tax liability, if any, provided that the required information is timely furnished to the IRS.

The above description is not intended to constitute a complete analysis of all tax consequences relating to acquisition, ownership and disposition of our ordinary shares. You should consult your tax advisor concerning the tax consequences of your particular situation.

F.	DIVIDENDS AND PAYING AGENTS

Not applicable.

G.	STATEMENTS BY EXPERTS

Not applicable.

H.	DOCUMENTS ON DISPLAY

We are currently subject to the information and periodic reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), and file periodic reports and other information with the Securities and Exchange Commission through its electronic data gathering, analysis and retrieval (EDGAR) system. Our securities filings, including this Annual Report and the exhibits thereto, are available for inspection and copying at the public reference facilities of the Securities and Exchange Commission located at Room 1580, 100 F Street, N.E., Washington, D.C. 20549 and at the Securities and Exchange Commission’s regional office at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 100 F Street, N.E., Washington, DC 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference room. The Commission also maintains a website at http://www.sec.gov from which certain filings may be accessed.

As a foreign private issuer, we are exempt from the rules under the Exchange Act relating to the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

I.	SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is the risk of loss related to changes in market prices, including interest rates and foreign exchange rates, of financial instruments that may adversely impact our consolidated financial position, results of operations or cash flows.

Risk of Interest Rate Fluctuation

Following our initial public offering, we repaid our outstanding $5.0 million loan from Lighthouse Capital Partners and do not anticipate undertaking any significant long-term borrowings. Our investments consist primarily of cash, cash equivalents and marketable securities. Marketable securities include money market funds, commercial paper, governmental and agency debt securities and corporate debt securities.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the New Israeli Shekel (“NIS”) and the Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS exchange rate. In 2007, we derived nearly all our revenues in U.S. dollars and the remaining portion in NIS. Although a majority of our expenses were denominated in U.S. dollars, a portion of our expenses were denominated in NIS and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of facilities-related and salaries and benefit-related expenses of our Israeli operations. We anticipate that a material portion of our expenses will continue to be denominated in NIS. Similarly, although the majority of our receivables are denominated in U.S. dollars, a portion are denominated in NIS to mitigate the affect of foreign currency fluctuations. During 2005, we carried NIS receivables from the Office of the Chief Scientist as well as value-added tax receivables. In 2006, we carried only value-added tax receivables in NISs. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. To date, fluctuations in the exchange rates between either the U.S. dollar and the NIS or the U.S. dollar and any other currency have not materially affected our results of operations or financial condition for the periods under review. We currently do not hedge our currency exposure through financial instruments. In the future, we may undertake hedging or other similar transactions or invest in market risk sensitive instruments if we determine that it is advisable to offset these risks.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our U.S. dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

Prior to the closing of our initial public offering in July 2007, all of our outstanding preferred shares were converted into ordinary shares. Our articles of association (providing only for ordinary shares and allowing, for example, free transferability of shares) became effective upon the closing of our initial public offering. The material provisions of our articles of association as currently in effect are described under “Item 6: Directors, Senior Management and Employees — Board Practices” with respect to our board of directors, and otherwise under “ITEM 10: Additional Information — Memorandum and Articles of Association.” Since our initial public offering, no instruments defining the rights of our ordinary shares’ holders have been modified.

Use of Proceeds

The effective date of the registration statement (File No. 333-144439) for our initial public offering of ordinary shares, par value NIS 0.01, was July 25, 2007. The offering commenced on July 25, 2007 and terminated after the sale of all the securities registered. J.P. Morgan Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated acted as joint bookrunning managers and Thomas Weisel Partners LLC and RBC Capital Markets acted as co-managers. We registered 5,770,000 ordinary shares in the offering, including shares issued pursuant to the exercise of the underwriters’ over-allotment option. We sold 5,770,000 ordinary shares at an aggregate offering price of $51.9 million at a price per share of $9.00. Under the terms of the offering, we incurred aggregate underwriting discounts of $3.6 million. We also incurred expenses of $2.6 million in connection with the offering. The net proceeds that we received as a result of the offering were $45.7 million. As of December 31, 2007, the net proceeds had been used as follows:

Use of Proceeds	Description	Amount
(In millions)

Construction of plant, buildings and facilities	—	—
Purchase and installation of machinery and equipment	—	—
Purchase of real estate	—	—
Repayment of indebtedness
Working capital	—	—
Temporary investments	Cash equivalents and marketable securities	$45.7
Any other use involving $100,000 of the proceeds	—	—

Total		$45.7

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

ITEM 15.	CONTROLS AND PROCEDURES

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2007. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, our disclosure controls and procedures were effective at the reasonable assurance level.

During the period covered by this report, no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) have occurred that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statements preparation and presentation.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors has determined that Eric Benhamou is the financial expert serving on our audit committee and that Mr. Benhamou is independent under the rules of the Nasdaq Stock Market.

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, www.voltaire.com.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the total remuneration billed by our independent accountants, Kesselman & Kesselman, a member of PricewaterhouseCoopers International Limited, in each of our previous two fiscal years:

	Year Ended December 31,
	2006	2007
	(Unaudited)

Audit fees(1)	$14	$492
Audit-related fees	—	—
Tax fees(2)	34	35
All other fees(3)	—	—

Total	$48	$527

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering, Form 20-F and consultation concerning financial accounting and reporting standards.

(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.

(3)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to government incentives.

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

None.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

See pages F-1 to F-31 incorporated herein by reference.

ITEM 19.	EXHIBITS

See exhibit index incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VOLTAIRE LTD.

By:	/s/ Miron (Ronnie) Kenneth
Name:     Miron (Ronnie) Kenneth

Title:	Chief Executive Officer and Chairman

Date: May 5, 2008

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description

1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
2.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
2.2	Amended and Restated Shareholders Rights’ Agreement, dated as of July 1, 2007, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.1	Share Purchase Agreement, dated as of February 1, 2007, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.2	Purchase Agreement, dated October 7, 2005, between the Registrant and Mellanox Technologies Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.3	Letter Agreement, dated October 12, 2004, between the Registrant and Sanmina-SCI Corporation (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.4	Base Agreement, dated October 15, 2004, between International Business Machine Corporation (IBM) and Voltaire, Inc. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.5	Statement of Work for Base Agreement, dated November 19, 2004, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.6	Technical Services Agreement, dated December 14, 2005, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.7	Statement of Work for Technical Services and Interoperability Verification, dated December 14, 2005, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.8	Purchase Agreement, dated October 8, 2004, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.9	Software License and Distribution Agreement, dated August 28, 2006, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.10	Addendum 1 to Purchase Agreement, dated December 16, 2005, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.11	First Amendment to Purchase Agreement, dated July 20, 2005, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.12	2001 Stock Option Plan (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.13	2001 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.14	2003 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).

Exhibit	Description

4.15	2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.16	Form of Director and Officer Letter of Indemnification (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.17	Amendment 7 to Statement of Work for Base Agreement, dated October 10, 2007, between IBM and Voltaire, Inc.
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Kesselman & Kesselman.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

VOLTAIRE LTD.
CONSOLIDATED FINANCIAL STATEMENTS

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars in thousands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
VOLTAIRE LTD.

We have audited the consolidated balance sheets of Voltaire Ltd. (the “Company”) and its subsidiaries as of December 31, 2006 and 2007 and the related consolidated statements of operations, of redeemable convertible preferred shares and shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company’s Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2006 and 2007 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2006 the Company changed the manner in which it accounts for share-based compensation and in 2007 the manner in which it accounts for income tax uncertainties.

/s/ Kesselman & Kesselman
Kesselman & Kesselman
Certified Public Accountants (Isr.)
A member of PricewaterhouseCoopers
International Ltd.

Tel-Aviv, Israel
May 1, 2008

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2006	2007
	(U.S. dollars in thousands)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$10,237	$52,239
Marketable securities (note 3)	—	6,142
Accounts receivable (note 12a):
Trade	9,637	9,772
Other	1,102	1,390
Deferred costs (note 12d)	2,552	672
Inventories (note 12b)	3,937	5,683

Total current assets	27,465	75,898

NON CURRENT ASSETS:
Restricted long-term deposits	233	241
Long-term deposits	133	160
Marketable securities (note 3)	—	995
Deferred income taxes	—	967
Funds in respect of employee rights upon retirement	849	1,252

	1,215	3,615

PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 4)	1,377	3,010
DEFERRED CHARGES, net of accumulated amortization	346	—

Total assets	$30,403	$82,523

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS — (Continued)

	December 31,
	2006	2007
	(U.S. dollars in thousands, except share and per share data)

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$5,617	$6,364
Other	3,665	6,134
Deferred revenues (note 12d)	6,855	3,792

Total current liabilities	16,137	16,290

LONG-TERM LIABILITIES:
Long-term loan (note 6)	5,000	—
Warrant on redeemable convertible preferred shares (note 8)	695	—
Accrued severance pay (note 5)	1,411	2,006
Deferred revenues (note 12d)	1,348	2,524

Total long-term liabilities	8,454	4,530

Total liabilities	24,591	20,820

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
REDEEMABLE CONVERTIBLE PREFERRED SHARES of NIS 0.01 par value; aggregate liquidation amount $65,299 at December 31, 2006; (note 8):
Series E, Authorized 8,140,616 shares, Issued and outstanding 7,999,991 shares;
Series D2, Authorized, issued and outstanding 252,467 shares;
Series D, Authorized, issued and outstanding 3,299,575 shares;
Series C, Authorized, issued and outstanding 591,937 shares;	63,590	—

SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) (note 9):
Ordinary shares of NIS 0.01 par value:
Authorized 16,398,972 shares at December 31, 2006 and 200,000,000 shares at December 31, 2007; issued and outstanding 664,814 at December 31, 2006 and 20,545,855 at December 31, 2007;	2,365	2,786
Junior liquidation securities of NIS 0.01 par value at December 31, 2006; Authorized 180,000, issued and outstanding 179,998; liquidation amount $1,800	1,800	—
Additional paid-in capital	—	147,194
Accumulated other comprehensive loss	—	(4)
Accumulated deficit	(61,943)	(88,273)

Total shareholders’ equity (capital deficiency)	(57,778)	61,703

Total liabilities, redeemable convertible preferred shares and shareholders’ equity (capital deficiency)	$30,403	$82,523

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2005	2006	2007
	(U.S. dollars in thousands,
	except per share data)

REVENUES	$15,366	$30,427	$53,115
COST OF REVENUES	*10,902	*19,476	30,472

GROSS PROFIT	4,464	10,951	22,643

OPERATING EXPENSES:
Research and development, net	5,917	7,694	10,796
Sales and marketing	6,045	8,281	10,483
General and administrative	*2,609	*3,281	4,626

Total operating expenses	14,571	19,256	25,905

LOSS FROM OPERATIONS	(10,107)	(8,305)	(3,262)
FINANCIAL INCOME (EXPENSES), net	191	(460)	(174)

LOSS BEFORE TAX BENEFIT (TAX EXPENSES)	(9,916)	(8,765)	(3,436)
TAX BENEFIT (TAX EXPENSES)	(111)	(84)	284

NET LOSS	(10,027)	(8,849)	(3,152)

ACCRETION OF REDEEMABLE CONVERTIBLE PREFERRED SHARES	(2,959)	(3,573)	(23,608)
CHARGE FOR BENEFICIAL CONVERSION FEATURE OF SERIES D AND D2 REDEEMABLE CONVERTIBLE PREFERRED SHARES	(482)	(535)	(1,386)

NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(13,468)	$(12,957)	$(28,146)

NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS — Basic and diluted	$(21.16)	$(19.92)	$(3.06)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS — Basic and diluted	636,536	650,476	9,194,980

*	Reclassified — see note 2o.

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

	Redeemable Convertible
	Preferred Shares		Number of Shares		Amount
									Accumulated
							Junior	Additional	Other		Total of
			Preferred	Ordinary	Preferred	Ordinary	Liquidation	Paid-in	Comprehensive	Accumulated	Capital
	Shares	Amount	Shares	Shares	Shares	Shares	Securities	Capital	Loss	Deficit	Deficiency
	(U.S. dollars in thousands, except share data)
BALANCE AT JANUARY 1, 2005	7,893,973	39,266	-,-	632,158	-,-	2,247	1,800	3,999	$—	(39,814)	(31,768)

CHANGES DURING 2005:
Exercise of options by employees				13,261		46		(33)			13
Employee share-based compensation expenses								9			9
Non-employee share-based compensation expenses								65			65
Issuance of Series E redeemable convertible preferred share, net of issuance costs of $225	4,249,997	16,775
Accretion of redeemable convertible preferred shares		2,959						(2,959)			(2,959)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		482						(482)			(482)
Net loss										(10,027)	(10,027)

BALANCE AT DECEMBER 31, 2005	12,143,970	59,482	-,-	645,419	-,-	2,293	1,800	599	$—	(49,841)	(45,149)

CHANGES DURING 2006:
Exercise of options by employees				19,395		72		(54)			18
Employee share-based compensation expenses								213			213
Non-employee share-based compensation expenses								97			97
Accretion of redeemable convertible preferred shares		3,573						(320)		(3,253)	(3,573)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		535						(535)			(535)
Net loss										(8,849)	(8,849)

BALANCE AT DECEMBER 31, 2006	12,143,970	$63,590	-,-	664,814	-,-	$2,365	$1,800	$—	$—	$(61,943)	$(57,778)

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY) — (Continued)

	Redeemable Convertible
	Preferred Shares		Number of Shares		Amount
									Accumulated
							Junior	Additional	Other		Total of
			Preferred	Ordinary	Preferred	Ordinary	Liquidation	Paid-in	Comprehensive	Accumulated	Capital
	Shares	Amount	Shares	Shares	Shares	Shares	Securities	Capital	Loss	Deficit	Deficiency
	(U.S. dollars in thousands, except share data)
BALANCE AT DECEMBER 31, 2006	12,143,970	$63,590	-,-	664,814	-,-	$2,365	1,800	$—	$—	$(61,943)	$(57,778)

Cumulative adjustment from adoption of FIN 48										(221)	(221)

BALANCE AT JANUARY 1, 2007	12,143,970	$63,590	-,-	664,814	-,-	$2,365	1,800	$—	$—	$(62,164)	$(57,999)

CHANGES DURING 2007:
Loss not carried to statements of income
Unrealized loss on available-for-sale securities									(4)		(4)
Net loss										(3,152)	(3,152)

Total comprehensive loss									(4)	(3,152)	(3,156)
Exercise of options by employees				164,417		375		(211)			164
Employee share-based compensation expenses								956			956
Non-employee share-based compensation expenses								59			59
Issuance of Series E2 redeemable convertible preferred share, net of issuance costs of $19	1,802,654	11,374
Accretion of redeemable convertible preferred shares		23,608						(2,037)		(21,571)	(23,608)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		1,386								(1,386)	(1,386)
Issuance of ordinary shares by IPO, net of issuance costs of $2,600				5,770,000		13		45,683			45,696
Conversion of Redeemable preferred shares into ordinary shares	(13,946,624)	(99,958)		13,946,624		33		99,925			99,958
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares								1,019			1,019
Cancelation of Junior Liquidation Securities							(1,800)	1,800

BALANCE AT DECEMBER 31, 2007	-,-	$—	-,-	20,545,855	-,-	$2,786	$—	$147,194	$(4)	$(88,273)	$(61,703)

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2005	2006	2007
	(U.S. dollars in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,027)	$(8,849)	$(3,152)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	554	608	990
Capital loss on disposal of fixed assets	4	—	—
Deferred income taxes	—	—	(1,032)
Change in accrued severance pay	351	418	595
Non-cash share-based compensation expenses	74	310	1,015
Amortization of deferred charges	—	70	346
Revaluation of warrant liabilities	—	279	324
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable	(1,381)	(9,900)	1,606
Increase in accounts payable and accruals	1,739	12,263	1,108
Increase in inventories	(1,139)	(508)	(1,746)

Net cash provided by (used in) operating activities	(9,825)	(5,309)	54

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(558)	(1,024)	(2,623)
Investment in marketable securities	—	—	(7,233)
Amounts funded in respect of employee rights upon retirement, net	(106)	(270)	(403)
Increase in long-term deposits	(30)	(24)	(27)

Net cash used in investing activities	(694)	(1,318)	(10,286)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net of issuance costs	—	—	45,696
Proceeds from exercise of options	13	18	164
Issuance of redeemable convertible preferred shares, net of issuance expenses	16,775	—	11,374
Long-term loan received	—	5,000	—
Principal payment on loan	—	—	(5,000)
Principal payment on capital lease obligation	(5)	—	—

Net cash provided by financing activities	16,783	5,018	52,234

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,264	(1,609)	42,002
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	5,582	11,846	10,237

BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$11,846	$10,237	$52,239

Supplemental disclosures of cash flow information:
Interest paid	$—	$318	$359

Income taxes paid	$87	$46	$125

Supplemental disclosure of non-cash financing activities:
Accretion on redeemable convertible preferred shares	$2,959	$3,573	$23,608

Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares	$482	$535	$1,386

Issuance of warrants exercisable to redeemable convertible preferred shares	$—	$416	$—

Conversion of redeemable convertible preferred shares to ordinary shares	$—	$—	$99,958

Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares	$—	$—	$1,019

Cumulative adjustment from adoption of FIN 48	$—	$—	$221

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands)

NOTE 1 —	DESCRIPTION OF BUSINESS:

Voltaire Ltd. (the “Company”), an Israeli corporation, was incorporated and commenced operations on April 9, 1997.

The Company’s ordinary shares are listed on The Nasdaq Global Market and commenced trading on July 26, 2007.

The Company and its wholly owned U.S. subsidiary, Voltaire, Inc. and Japanese subsidiary, Voltaire K.K. (together with the Company, the “Group”), are engaged in the development, production and marketing of grid backbone solutions.

The Company currently depends on a single supplier to manufacture and provide a key component for its switch products.

As to financial information regarding revenues by geographic area, revenues by product, tangible long-lived assets by geographic location and revenues from principal customers, see note 13.

NOTE 2 —	SIGNIFICANT ACCOUNTING POLICIES:

a.	Accounting principles:

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

b.	Use of estimates:

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of sales and expenses during the reporting periods. Actual results could differ from those estimates.

c.	Functional currency:

The currency of the primary economic environment in which the operations of the Group are conducted is the U.S. dollar (“$” or “dollar”). The majority of the Group’s revenues are derived in dollars. Purchases of most materials and components are also carried out in dollars. Accordingly, the functional currency of the Group is the dollar.

The dollar figures are determined as follows: transactions and balances originally denominated in dollars are presented in their original amounts. Balances in foreign currencies are translated into dollars using historical and current exchange rates for non-monetary and monetary balances, respectively. The resulting translation gains or losses are recorded as financial income or expense, as appropriate. For transactions reflected in the statements of operations in foreign currencies, the exchange rates at transaction dates are used. Depreciation and changes in inventories and other changes deriving from non-monetary items are based on historical exchange rates.

d.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. Intercompany transactions and balances, including profits from intercompany sales not yet realized outside the Group, have been eliminated upon consolidation.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

e.	Cash and cash equivalents:

The Group considers all highly liquid investments purchased with an original maturity of three months or less, that are not restricted, to be cash equivalents. To mitigate risks the Group deposits cash and cash equivalents with high credit quality financial institutions.

f.	Marketable securities:

The Group classifies its investing in marketable securities as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

The Group classifies marketable securities as available-for-sale as either current or non-current based on maturities and management’s reasonable expectation with regard to those securities. If management expects to convert securities to cash during the normal operating cycle of the business or within one year where there are several operating cycles occurring within a year, then the securities classifies as current assets. Those securities that are not expected to be realized in cash within one year (or normal operating cycle) classifies as non-current.

g.	Restricted cash and deposit:

The Company maintains certain cash amounts restricted as to withdrawal or use. The restricted deposit is denominated in U.S. dollars and presented at cost, plus accrued interest at rates of approximately 3.8% per annum.

h.	Fair value of financial instruments:

The carrying amounts of cash and cash equivalents, marketable securities, restricted deposit, accounts receivables, accounts payable and other accrued liabilities approximate their fair value either because these amounts are presented at fair value or due to the relatively short-term maturities of such instruments. The carrying amounts of the Group’s long-term deposits, other long-term assets, long-term loan payable, and other long-term liabilities approximate their fair value.

i.	Concentration of credit risk:

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash, cash equivalents, marketable securities, which are deposited in major financial institutions in the United States and Israel, and accounts receivable. The Group’s accounts receivable are derived from revenues earned from customers located in North America, Europe and Asia. The Group performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Group maintains an allowance for doubtful accounts receivable based upon the expected ability to collect the accounts receivables. The Group reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable and all other balances based on historical collection experience and an economic risk assessment. If the Group determines that a specific customer is unable to meet its financial obligations to the Group, the Group provides an allowance for credit losses to reduce the receivable to the amount management reasonably believes will be collected.

j.	Inventories:

Inventories include finished goods and raw materials. Inventories are stated at the lower of cost (cost is determined on a “first-in, first-out” basis) or market value. Reserves for potentially excess and obsolete inventories are made based on management’s analysis of inventory levels and future sales forecasts. Once established, the original cost of the Company’s inventory less the related inventory reserve represents the new cost basis of such products.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

k.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is generally calculated using the straight-line method over the estimated useful lives of the related assets: over three years for computers and other electronic equipment, and seven to fifteen years for office furniture and equipment. Leasehold improvements are amortized on a straight-line basis over the term of the lease, or the useful life of the assets, whichever is shorter. Maintenance and repairs are charged to expense as incurred, and improvements are capitalized.

When assets are retired or otherwise disposed of, the cost and accumulated depreciation or amortization are removed from the accounts and any resulting gain or loss is reflected in the results of operations in the period realized.

l.	Deferred charges:

Costs relating to obtaining a long-term loan are deferred and amortized using the effective interest rate determined for such borrowing transactions over the life of the respective loan. All deferred charges were amortized following the settlement of the long-term loan.

m.	Impairment of long-lived assets:

The Group reviews all long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future cash flows (undiscounted and without interest charges) of the long-lived assets is less than the carrying amount of such assets, an impairment loss would be recognized, and the assets would be written down to their estimated fair values.

To date, the Group has not recorded any impairment charges relating to its long-lived assets.

n.	Stock Split

All figures in these financial statements relating to the ordinary shares and redeemable convertible preferred shares have been retroactively adjusted to reflect a four-for-one reverse share split effected July 5, 2007 (see note 9c).

o.	Revenue recognition:

The Group generates revenues mainly from the sale of hardware and software products and the provision of extended hardware warranties and support contracts. The Group sells its products mostly to OEMs, distributors, system integrators and value added resellers, all of whom are considered customers from the Group’s perspective.

The software components of the Group products are deemed to be more than incidental to the products as a whole, in accordance with Statement of Position 97-2, “Software Revenue Recognition” (“SOP 97-2”) and EITF 03-5, “Applicability of AICPA Statement of Position 97-2 to Non-Software Deliverables in an Arrangement Containing More-Than-Incidental Software”. Therefore, the Group accounts for its product sales in accordance with SOP 97-2. Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product to the customer has occurred, the fee is fixed or determinable and collectibility is probable.

The Group’s standard shipping term is FOB shipping point. The Group generally relies upon a purchase order as persuasive evidence of an arrangement.

The Group’s standard arrangement with its customers includes no right of return and no customer acceptance provisions. In a limited number of arrangements the Group has deviated from its standard terms by accepting purchase order arrangements from customers that included certain acceptance tests with timescales and trigger points after delivery. In such cases, the Group does not recognize revenue until all such obligations, timescales and acceptance tests are approved by the customer.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

SOP 97-2 generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements. A significant portion of the Group’s product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services.

Support revenue included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable support agreement.

In accordance with SFAS No. 5, “Accounting for Contingencies” the Group provides for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. The Group grants a one-year hardware warranty and a three-month software warranty on all of its products. In cases where the customer wishes to extend the warranty for more than one year, the Group charges an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied.

The VSOE of fair value of the extended warranty and support services is determined based on renewal rates. Deferred revenues are classified as short and long term and recognized as revenues at the time the respective elements are provided.

The Group recognizes revenue net of VAT.

Amounts billed to customers for shipping and handling costs are included in revenues in the consolidated statements of operations. Product shipping costs in amounts of $72, $253 and $319 for the years ended December 31, 2005, 2006 and 2007, respectively, are included in cost of revenues. Formerly, the Group included product shipping costs in the general and administrative expense.

p.	Product warranty:

The Group grants a one-year hardware warranty and a three-month software warranty on all of its products. In accordance with SFAS No. 5, “Accounting for Contingencies,” the Group estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. This estimate is based on past experience of historical warranty claims and other known factors. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability for product warranty during the years ended December 31, 2005, 2006 and 2007, are as follows:

	Year Ended December 31,
	2005	2006	2007

Balance at the beginning of the year	$25	$65	$187
Warranty charged to cost of sales	255	423	459
Settlements during the year	(215)	(301)	(404)

Balance at the end of the year	$65	$187	$242

q.	Research and development costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Based on the Company’s product development process, technological feasibility is established upon the completion of a working model. The Company does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

Funds received from the Office of the Chief Scientist of Israel’s Ministry of Industry (the “OCS”) relating to the development of approved projects are recognized as a reduction of expenses when the Company is entitled to receive those funds. Research and development expenses included in the statements of operations were reduced by grants from the OCS in the amount of $621, $0, $0 for the years ended December 31, 2005, 2006 and 2007, respectively.

r.	Share-based compensation:

Prior to January 1, 2006, the Company accounted for employees’ share-based payment under the intrinsic value model in accordance with Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations The Company disclosed pro forma information, assuming the Company had accounted for employees’ share-based payments using the fair value-based method, as required.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) requires awards classified as equity award to be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company elected to recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

The Company elected to adopt the modified prospective transition method, permitted by FAS 123(R). Under such transition method, FAS 123(R) has been implemented as from the first quarter of 2006 with no restatement of prior periods. The valuation provisions of FAS 123(R) apply to new awards and to awards modified, repurchased, or cancelled after January 1, 2006. Additionally, compensation cost for the portion of awards for which the requisite service has not been rendered that are outstanding as of January 1, 2006 are recognized over the remaining service period using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123.

Share-based employee compensation cost for the year ended December 31, 2005 was determined using the intrinsic value method. The following table provides pro forma financial information as if share-based employee compensation cost had been computed under FAS 123:

Year Ended
December 31,
2005

Net loss, as reported	$10,027
Add: share-based employee compensation cost included in reported net loss	238
Deduct: share-based employee compensation cost for all awards, determined under fair value method	9

Pro forma net loss	$10,256

Net loss per share attributed to ordinary shareholders:
Basic and diluted — as reported	$21.16

Basic and diluted — Pro forma	$21.52

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service periods and recognized over the vesting period.

The fair value of options granted to non-employees is recalculated over the related service periods and is recognized over the respective service period using the straight-line method using the grant-date fair value of those awards as calculated for pro forma disclosure purposes under FAS 123. The cumulative effect of the adoption of FAS 123(R) was immaterial.

s.	Income Taxes

The Group accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“FAS 109”). Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Paragraph 9(f) of SFAS 109 “Accounting for Income Taxes”, prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the aforementioned differences were not reflected in the computation of deferred tax assets and liabilities.

As of January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48). FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions. On May 2, 2007, the FASB issued FASB Staff Position No. FIN 48-1, “Definition of Settlement in FASB Interpretation No. 48-1” (“FSP FIN 48-1”). FSP FIN 48-1 provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. The Group adopted FSP FIN 48-1 as of January 1, 2007.

Upon adoption of FIN 48, the Group decided to change the classification of interest and penalties relating to uncertain tax positions and to include them within the provision for income taxes. The January 1, 2007 tax contingencies include $65 of interest and penalties, all of which related to the adoption of FIN 48 resulted in an increase of the January 1, 2007 accumulated deficit.

t.	Advertising

Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expenses for all years were immaterial.

u.	Comprehensive income (loss)

Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that under generally accepted accounting principles are excluded from the net income (loss). For the Group, such items consist of unrealized gains and losses on available-for-sale securities.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

v.	Net loss per share attributable to ordinary shareholders

Basic and diluted net loss per share is computed by dividing the net loss attributed to the ordinary shares for the year by the weighted average number of ordinary shares outstanding during the year. The calculation of diluted net loss per share excludes potential ordinary shares if the effect is anti-dilutive. Potential ordinary shares are comprised of incremental ordinary shares issuable upon the exercise of share options or warrants and shares issuable upon conversion of convertible preferred shares.

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two — Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

For the years ended December 31, 2005, 2006, 2007, all outstanding options, warrants and preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share amounts):

	Year Ended December 31,
	2005	2006	2007

Net loss	$(10,027)	$(8,849)	$(3,152)

Accretion of redeemable convertible preferred shares	(2,959)	(3,573)	(23,608)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(482)	(535)	(1,386)

Net loss attributable to ordinary shareholders	$(13,468)	$(12,957)	$(28,146)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders — basic and diluted	636,536	650,476	9,194,980

Net loss per share attributable to ordinary shareholders — basic and diluted	$(21.16)	$(19.92)	$(3.06)

w.	Segment reporting

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments. The Group has one reportable segment.

x.	Newly issued accounting pronouncements:

In June 2006, the Emerging Issues Task Force (EITF), reached a consensus on Issue No. 06-01, “Accounting for Consideration Given by a Service Provider to Manufacturers or Resellers of Equipment Necessary for an End-Customer to Receive Service from the Service Provider” (EITF No. 06-01). EITF 06-01 provides guidance on the accounting for consideration given to third party manufacturers or resellers of equipment which is required by the end-customer in order to utilize the service from the service provider. EITF 06-01 is effective for fiscal years beginning after June 15, 2007 (January 1, 2008, for the Group). An entity should recognize the effects of applying EITF 06-01 as a change in accounting principle through retrospective application to all prior periods unless it is

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

impracticable to do so. The Group is currently assessing the impact that EITF 06-01 may have on its results of operations and financial position.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework and gives guidance regarding the methods used for measuring fair value, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Group). The Group does not expect the adoption of SFAS 157 to have a material impact on it’s results of operations and financial position. ). In February 2008, the FASB deferred for one additional year the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of SFAS 159 is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a Group may choose, at its initial application or at other specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Group). If the Group is to elect the fair value option for its existing assets and liabilities, the effect as of the adoption date, shall be reported as a cumulative-effect adjustment to the opening balance of retained earnings. The Group does not expect to elect the fair value option to its existing assets and liabilities and thus the adoption of SFAS 159 will result with no material impact on the Group’s financial position.

In June 2007, the Emerging Issues Task Force (EITF) reached Issue No. 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services Received to Be Used in Future Research and Development Activities” (EITF No. 07-03). EITF No. 07-03 requires that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities be deferred and amortized over the period that the goods are delivered or the related services are performed, subject to an assessment of recoverability. The provisions of EITF 07-03 will be effective for financial statements issued for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years (January 1, 2008, for the Group). The provisions of this EITF are applicable for new contracts entered into on or after the effective date. Earlier application is not permitted. The adoption of EITF 07-03 would not have any effect on the Group’s financial statements.

In December 2007, the SEC staff issued Staff Accounting Bulletin No. 110 (“SAB 110”), which, effective January 1, 2008. SAB 110 amends and replaces Staff Accounting Bulletin No. 107 (“SAB 107”), Share-Based Payment. SAB 110 expresses the views of the SEC staff regarding the use of a “simplified” method in developing an estimate of expected term of “plain vanilla” share options in accordance with FASB Statement No. 123(R), Share-Based Payment. Under the “simplified” method, the expected term is calculated as the midpoint between the vesting date and the end of the contractual term of the option. The use of the “simplified” method, which was first described in SAB 107, was scheduled to expire on December 31, 2007. SAB 110 extends the use of the “simplified” method for “plain vanilla” awards in certain situations. The SEC staff does not expect the “simplified” method to be used when sufficient information regarding exercise behavior, such as historical exercise data or exercise information from external sources, becomes available. The Company adopted SAB 110 effective January 1, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”. SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. The adoption of SFAS 141(R) would not have any effect on the Group’s financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent’s equity. SFAS 160 requires that changes in a parent’s ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests. SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The adoption of SFAS 160 would not have any effect on the Group’s financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-01, “Accounting for Collaborative Arrangements” (“EITF 07-01”). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008 (January 1, 2009, for the Group). EITF 07-01 shall be applied using modified version of retrospective transition for those arrangements in place at the effective date. An entity should report the effects of applying this Issue as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects the change retrospectively. The Group does not expect the adoption of EITF 07-01 to have a material impact on it’s results of operations and financial position.

NOTE 3 —	MARKETABLE SECURITIES:

Weighted average
Interest Rate as of December 31, 2007

		December 31,
		2006	2007

Available-for-sale securities:
Corporate bonds	3.5%	$—	$1,990
U.S. government agencies	3.8%	—	5,147

		$—	$7,137

Net of unrealized loss		$—	$4

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Maturities

As of December 31, 2007:
Due in one year or less	$6,142
Due after one year to two years	995

$7,137

NOTE 4 —	PROPERTY AND EQUIPMENT:

a.  Composition of assets, Grouped by major classifications, is as follows:

	December 31,
	2006	2007

Cost:
Computer equipment	$3,694	$4,573
Office furniture and equipment	151	176
Leasehold improvements	147	176

	3,992	4,925
Less — accumulated depreciation and amortization	(2,615)	(1,915)

Net carrying amount	$1,377	$3,010

b.  Depreciation and amortization expenses totaled approximately $554, $608, $990 for the years ended December 31, 2005, 2006 and 2007, respectively.

NOTE 5 —	ACCRUED SEVERANCE PAY

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among other non-current assets. The Company may only make withdrawals from the amounts funded for the purpose of paying severance pay. The severance pay expenses were $351, $418, $595 in the years ended December 31, 2005, 2006 and 2007, respectively.

NOTE 6 —	LONG-TERM LOAN

In May 2006, the Company signed a Credit Line and Security Agreement with a US-based lending institution (the “Lender”). Under the agreement, the Company received a loan in the amount of $5,000. The loan carried interest based on the current Wall Street Journal prime-lending rate plus an interest margin, subject to adjustment as provided in the agreement (as of December 31, 2006 12.5%).

As part of the loan agreement, the Company has filed a first priority floating charge on all tangible assets and fixed charge on intangible assets in favor of the Lender.

In August 2007, the Company prepaid the outstanding interest and principal of the loan without penalty as permitted under the loan agreement. The related floating charges and fixed charges were released following the prepayment of the loan.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 7 —	COMMITMENTS AND CONTINGENT LIABILITIES:

a.	Royalty commitments

The Company is obligated to pay royalties to the OCS on proceeds from sales of products resulting from the research and development in which the Government participated by way of grants (see also note 2q). Under the terms of the Company’s funding from the OCS, royalties of 3.5% are payable on sales, up to 100% of the amount of the grant received by the Company (dollar linked); plus annual interest based on the twelve-month LIBOR, accruing from January 1, 1999.

At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the OCS.

Royalty expenses are included in the statement of operations as a component of cost of revenues and totaled to approximately $544, $1,068, $1,858 for the years ended December 31, 2005, 2006 and 2007, respectively.

As of December 31, 2006 and 2007, the maximum royalty amount payable by the Company is approximately $5,100 and $3,784, respectively.

In March 2008, the Company reached an agreement with the OCS pursuant to which it agreed to pay $2,658 to the Government of Israel in settlement of all royalties arising from sales after December 31, 2007 with respect to previous OCS grants to the Company, thereby settling all outstanding issues between it and the OCS relating to past grants received. This amount was paid in April 2008.

b.	Lease commitments

The Company leases premises for a period beginning November 1, 2001 and ending October 31, 2011. The Company has the option to end the lease term on December 31, 2008 upon prior notice and a penalty payment as stipulated in the lease.

To secure the Company’s liabilities under a current lease agreement, the bank made available to the lessor a bank guarantee in the amount of approximately $248, as of December 31, 2006 and 2007. In order to obtain the bank guarantee, the Company has pledged a bank deposit of $233 and $241, respectively, which is presented in restricted long-term deposits.

The Company’s U.S. subsidiary also leases premises in Boston. The lease term for the Company’s U.S. subsidiary ends on December 31, 2009, with an option to extend until December 31, 2012.

Rent expenses included in the statement of operations totaled to approximately $449, $467 and $750 for the years ended December 31, 2005, 2006 and 2007, respectively.

The Company has operating lease motor vehicle agreements. The terms of these lease agreements are 36 months.

As of December 31, 2007, the aggregate future minimum lease obligations (office rent and motor vehicles) under non-cancelable operating leases agreements were as follows:

Year Ended December 31,

2008	$672
2009	759
2010	658
2011	528

$2,617

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c.	Litigation

The Group is not currently a party to any legal proceedings that management believes would have a material effect on the consolidated financial position, results of operations or cash flows of the Group. The Group may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

d.	Floating charge and fixed charge

As part of the loan agreement as described in note 6, the Company has filed a first priority floating charge on all its tangible assets and a fixed charge on its intangible assets in favor of the Lender. The floating and fixed charges were removed upon repayment of the loan in 2007.

NOTE 8 —	REDEEMABLE CONVERTIBLE PREFERRED SHARES AND WARRANT THEREON:

As of December 31, 2006 the Company’s redeemable convertible preferred shares of NIS 0.01 par value, comprise of the following:

	Proceeds, Net of
	Issuance Expenses	Redemption Value	Carrying Amount

Series C	$9,111	$11,191	$11,769
Series D	10,392	15,991	14,445
Series D2	964	1,209	1,128
Series E	31,543	36,908	36,248

	$52,010	$65,299	$63,590

According to the former article of association agreement, at any time beginning in March 2009, and to the extent permissible under law, certain Principal Investors could compel the Company to redeem all of the preferred shares by paying to the holders of preferred shares an amount equal to the greater of (i) the sum of the price paid to the Company for such shares plus all accrued and unpaid dividends in respect of such shares and plus, with respect to the Series D preferred shares, an amount of $155, and (ii) the fair market value of the ordinary shares issuable upon conversion of the redeemed shares, as determined by an independent investment bank to be selected by the Board of Directors of the Company.

If the Company’s funds that are legally available for the redemption of the preferred shares were insufficient to redeem all such preferred shares, then the redemption would have been effected in a descending order of preference as follows: (i) to the holders of Series E preferred shares; (ii) to the holders of Series D preferred shares and Series D2 preferred shares; and (iii) to the holders of Series C preferred shares.

The difference between the price paid to the Company for the redemable convertible preferred shares and their redemption value is being accreted using the effective interest method through March 2009.

All redeemable convertible preferred shares were converted into ordinary shares on a one-for-one basis, immediately upon the initial public offering in July 2007 and the accretion ceased.

In connection with the conversion of the redeemable convertible preferred shares, warrants to purchase redeemable convertible preferred shares were converted to warrants to purchase ordinary shares.

NOTE 9 —	SHAREHOLDERS’ EQUITY:

a. The ordinary shares confer upon their holders voting rights and the rights to participate in shareholder’s meetings, the right to receive profits and the right to a share in excess assets upon liquidation of the Company.

b. In March 2004, Series A, B and B1 convertible preferred shares were converted into 631,737 ordinary shares of the Company of NIS 0.01 par value according to a certain conversion rate.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As part of this conversion, the Company issued Junior Liquidation Securities (“JLS”) to these shareholders. The JLS granted the holders the sole right to receive $1,800 from the proceeds distributed by the Company upon a Liquidation Event. The benefit to these shareholders resulting from the granting of the JLS in the amount of $1,800 was carried against additional paid in capital.

The JLS were cancelled upon the closing of the Company’s initial public offering for no consideration, in July 2007.

c. On July 5, 2007, following the Company’s Board of Directors’ and shareholders’ approval, a four-for-one reverse share split by way of consolidation of every four shares of each series of shares into one share of the same series and, accordingly, all shares (ordinary and preferred), options, warrants and losses per share amounts were adjusted to reflect this reverse share split. In addition, it was resolved to assign following such reverse share split a par value of NIS 0.01 for each share instead of NIS 4.00.

NOTE 10 —	SHARE-BASED COMPENSATION:

a. In April 2001, the Company’s board of directors approved an employee stock option plan (the “2001 plan”). In March 2003, the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

Each option of the 2001 plan and the 2003 plan can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon exercise of the option and issuance of ordinary shares, the ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares. The exercise price and the vesting period of the options granted under the plans were determined by the Board of Directors at the time of the grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors.

b. In June, 2007, the Company’s Board of Directors approved a new Incentive Compensation Plan that became effective upon the closing of the Company’s initial public ofering in July 2007. The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

c. On June 20, 2007, the Company’s Board of Directors approved an increase of 250,000 in the number of ordinary shares reserved for purpose of grants under the Company’s share option plans.

As of December 31, 2007, the Company had reserved 3,703,207 ordinary shares for issuance under the plans. The following table summarizes information about share options:

	Year Ended December 31,
	2005		2006		2007
		Weighted		Weighted		Weighted
		Average		Average		Average
	Number of	Exercise	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price	Options	Price

Outstanding — beginning of year	2,051,984	$2.05	2,473,087	$1.80	2,785,219	$1.71
Granted	574,648	$1.00	383,172	$1.05	1,028,081	$7.11
Forfeited	(140,284)	$2.28	(51,645)	$1.37	(36,111)	$32.60
Exercised during the period	(13,261)	$1.00	(19,395)	$1.00	(164,417)	$1.00

Outstanding — end of year	2,473,087	$1.80	2,785,219	$1.71	3,612,772	$2.97

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table provides additional information about all options outstanding and exercisable:

	Outstanding as of December 31,
	2006			2007
		Weighted			Weighted
		Average			Average
		Remaining			Remaining
		Contractual			Contractual
	Options	Life	Options	Options	Life	Options
Exercise Price	Outstanding	(Years)	Exercisable	Outstanding	(Years)	Exercisable

$1.00 - $1.20	2,779,088	7.76	1,903,582	2,584,782	6.88	2,152,827
$4.40	—	—	—	222,857	9.23	374
$6.29 - $7.83	—	—	—	215,825	9.83	—
$8.00	—	—	—	586,699	9.33	—
$320	6,131	4.88	6,049	2,609	4.08	2,597

	2,785,219	7.76	1,909,631	3,612,772	7.60	2,155,798

The weighted average of exercise prices of total vested and exercisable options for the years ended December 31, 2006 and 2007 is $2.01 and $1.39, respectively.

The weighted average of the remaining contractual life of total vested and exercisable options for the years ended December 31, 2006 and 2007 is 7.50 and 6.77 years, respectively.

The weighted average of intrinsic value of total outstanding options as of December 31, 2006 and 2007 is $2.59 and $3.79, respectively. The weighted average of intrinsic value of total vested and exercisable options as of December 31, 2006 and 2007 is $2.59 and $5.15, respectively.

Aggregate intrinsic value of the total outstanding options as of December 31, 2006 and 2007 is $7,206 and $13,710, respectively. The aggregate intrinsic value of the total exercisable options as of December 31, 2006 and 2007 is $4,949 and $11,103, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2005, 2006 and 2007 was $2, $3 and $1,014 respectively.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2005, 2006, and 2007, was $13, $18 and $164 respectively. The tax benefits that were realized by the Company in connection with these exercises amounted to $0, $0, and $42 for the years ended December 31, 2005, 2006, and 2007, respectively.

d. Prior to the Company’s shares being traded, the Company assessed the estimated fair value of its ordinary shares and engaged BDO Ziv Haft Consulting & Management Ltd., (“BDO”), an independent valuation firm, to perform an independent valuation of the Company’s ordinary shares to determine their fair value on various dates during the year ended December 31, 2006. BDO provided the Company with a valuation report in May 2006. Based on the option pricing method, BDO determined that the fair value of the ordinary shares was in the range of $1.00 to $1.28 per share. Based on the opinion provided in BDO’s valuation report, the Company used $1.14 as the fair value of its ordinary shares for the option grants made on January 31, 2006, February 28, 2006 and April 6, 2006.

In October 2006, the Company obtained from BDO a valuation report regarding the fair value of the Company’s ordinary shares as of September 30, 2006. The Company considers this valuation report to have been contemporaneous with the Company’s October 19, 2006 option grants. In estimating the fair value of ordinary shares, BDO considered that the Company was in the fourth stage of development as set forth in the AICPA Practice Aid “Valuation of Privately-Held-Company Equity Securities Issued as Compensation” characterized by key product development milestones and revenue generation. Based on the total Company value, BDO used the option-pricing method to estimate that the fair value of the ordinary shares was $1.20 per share. Based on the opinion

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

provided in BDO’s valuation report, the Company used $1.20 as the fair value of the ordinary shares for the option grants made on October 19, 2006.

In March 2007, the Company obtained from BDO an updated valuation report regarding the fair value of the ordinary shares as of December 31, 2006, which considers in its valuation the probability for an initial public offering. BDO determined that the fair value of the ordinary shares was $3.60. Based on the opinion provided in BDO’s valuation report, the Company used $3.60 as the fair value for grants issued on December 15, 2006.

In March 2007, the Company also obtained from BDO an updated valuation report regarding the fair value of the ordinary shares as of March 31, 2007, which considers in its valuation the probability for an initial public offering. BDO determined that the fair value of the ordinary shares was $4.40. Based on the opinion provided in BDO’s valuation report, the Company used $4.40 as the fair value for grants issued on February 22, 2007, March 23, 2007 and March 26, 2007.

In April 2007, the Company obtained from BDO an updated valuation report regarding the fair value of the ordinary shares as of April 31, 2007, which considers in its valuation the probability for an initial public offering. BDO determined that the fair value of the ordinary shares was $7.96. Based on the opinion provided in BDO’s valuation report, the Company used $8.00 as the fair value for grants issued on April 25, 2007 and May 21, 2007.

The Company used the market value as the fair value for the grants issued after the Initial public offering.

The weighted average fair value of options granted was approximately $0.80, $0.95 and $4.81 for the years ended December 31, 2005, 2006 and 2007, respectively. The weighted average fair value of options granted was estimated by using the Black-Scholes option-pricing model. The following table sets forth the assumptions that were used in determining the fair value of options granted to employees for the years ended December 31, 2006 and 2007:

	Year Ended December 31,
	2005	2006	2007

Contractual life	5-6.1 years	5-7 years	6-6.25 years
Risk-free interest rates	4.12%	4.6%	3.6%-4.6%
Volatility	77%-80%	77%	72.5%-75%
Dividend yield	0%	0%	0%

The expected term was using the simplified method provided in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 which takes into consideration the option’s contractual life and the vesting periods (for non-employees the expected term is equal to the option’s contractual life). The Company estimates its forfeiture rate based on its employment termination history, and will continue to evaluate the adequacy of the forfeiture rate based on analysis of employee turnover behavior, and other factors (for non-employees the forfeiture rate is nil). The annual risk free rates are based on the yield rates of zero coupon non-index linked U.S. Federal Reserve treasury bonds as both the exercise price and the share price are in U.S. Dollar terms. The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table sets forth option grants made during 2006 and 2007 with intrinsic value calculated based on grant date fair value:

		Fair Market
	Options	Value of	Exercise
Grant Date	Granted	Ordinary Shares	Price/Share	Intrinsic Value
		(Unaudited)		(Unaudited)

January 31, 2006	184,172	$1.14	$1.00	$0.14
February 28, 2006	15,000	1.14	1.00	0.14
April 6, 2006	86,250	1.14	1.00	0.14
October 19, 2006	76,250	1.20	1.20	—
December 14, 2006	21,500	3.60	1.20	2.40
February 22, 2007	27,101	4.40	4.40	—
March 6, 2007	18,875	4.40	4.40	—
March 23, 2007	88,628	4.40	4.40	—
March 26, 2007	88,628	4.40	4.40	—
April 25, 2007	33,725	8.00	7.96	0.04
May 21, 2007	555,299	8.00	7.96	0.04
September 4, 2007	21,000	7.67	7.67	—
October 2, 2007	41,200	6.29	6.29	—
November 6, 2007	136,125	7.83	7.83	—
December 4, 2007	17,500	7.18	7.18	—

e. As of December 31, 2007, the total unrecognized compensation cost on employee stock options, related to unvested stock-based compensation amounted to approximately $4,082. This cost is expected to be recognized over a weighted-average period of approximately three years. This expected cost does not include the impact of any future stock-based compensation awards.

As of December 31, 2007, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately $83.

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

	Year Ended December 31,
	2005	2006	2007

Cost of revenues	$—	$—	$2
Research and development, net	9	59	189
Sales and marketing	—	90	239
General and administrative	65	161	585

	$74	$310	$1,015

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 11 —	TAXES ON INCOME:

a.	Tax benefits under the Law for Encouragement of Capital Investments, 1959 (“Capital Investments Law”)

The production facilities of the Company have been granted “approved enterprise” status under Israeli law. The main tax benefits available during the seven year period of benefits commencing in the first year in which the Company earns taxable income (which has not yet occurred) are:

1) Reduced tax rates:

Income derived from the “approved enterprise” is tax exempt for a period of 2 years, after which the income will be taxable at the rate of 25% for 5 years.

In the event of distribution of cash dividends from income which was tax exempt as above, the tax rate applicable to the amount distributed will be 25%.

2) Accelerated depreciation:

The Company is entitled to claim accelerated depreciation for five tax years in respect of machinery and equipment used by the approved enterprise.

3) Conditions for entitlement to the benefits:

The entitlement to the above benefits is conditional upon the Company’s fulfilling the conditions stipulated by the law, regulations published thereunder and the instruments of approval for the specific investments in approved enterprises. In the event of failure to comply with these conditions, the benefits may be cancelled and the Company may be required to refund the amount of the benefits, in whole or in part, with the addition of linkage differences and interest.

b.	Measurement of results for tax purposes under the Income Tax (Inflationary Adjustments Law), 1985 (“Inflationary Adjustments Law”)

Under the Inflationary Adjustments Law, results for tax purposes are measured in real terms, having regard to the changes in the Israeli CPI. The Company is taxed under this law.

These financial statements are presented in dollars. The difference between the changes in the Israeli CPI and the exchange rate of the dollar, both on an annual and a cumulative basis causes a difference between taxable income and income reflected in these financial statements.

Subsequent to the balance sheet date the “Knesset” passed a law that limits the inception of the Inflationary Adjustments Law from the fiscal year 2008 and onward. In accordance with the new law, certain tax adjustments will be made based on changes in the Israeli CPI for the period ended December 31, 2007. Starting January 1, 2008, the financial results for tax purposes will be measured in nominal amounts.

c.	Tax rates in Israel applicable to income from other sources

Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate. The regular corporate tax rate in Israel in 2005, 2006 and 2007 is 34%, 31% and 29%, respectively. In August 2005, an amendment to the Income Tax Ordinance was enacted whereby the corporate tax rate is to be gradually reduced as follows: 27% in 2008, 26% in 2009 and 25% in 2010 and onward.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

d.	Carryforward tax losses

As of December 31, 2007, the Company had a net carryforward tax loss of approximately $61 million. Under Israeli tax laws, the carryforward tax losses of the Company are linked to the Israeli CPI and can be utilized indefinitely.

e.	Tax assessments

The Company and its subsidiaries have not been assessed for tax purposes since incorporation.

f.	The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2005	2006	2007

Income (loss) before taxes on income:
The Company in Israel	$(10,211)	$(9,162)	$(4,032)
Subsidiaries outside Israel	295	397	596

	$(9,916)	$(8,765)	$(3,436)

Taxes on income:
Current:
In Israel	$—	$—	$(304)
Outside Israel	(111)	(84)	(444)

	$(111)	$(84)	$(748)
Deferred:
In Israel	$—	$—	$—
Outside Israel	—	—	1,032

	$—	$—	$1,032

	$(111)	$(84)	$284

g.	Reconciliation of the theoretical tax expenses to actual tax expenses

	Year Ended December 31,
	2005	2006	2007

Theoretical tax benefit at the statutory rate (34%, 31%, and 29% for the years 2005, 2006 and 2007, respectively)	$3,371	$2,717	$996
Changes in valuation allowance	(2,088)	(3,550)	(3,433)
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes — see b. above	(1,178)	1,597	3,672
Increase in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(624)	(789)	(648)
Disallowable deductions	(96)	(285)	(561)
Others	504	226	258

Actual tax benefit (tax expenses)	$(111)	$(84)	$284

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

h.	Deferred income taxes

The Group analyzes its deferred tax asset with regard to potential realization. The Group’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

As of December 31, 2006 and 2007 (see below), the Group did not have a substantial record of utilization of the tax benefits, consequently, management’s assessment was, that a full valuation allowance should be established regarding the Group’s deferred tax assets.

Based on the methodology described above, the Group’s updated estimates as of December 31, 2007 of its US subsidiary’s future earnings and profitability conclude that a valuation allowance is no longer necessary. Accordingly, a valuation allowance of approximately $600 million was reversed during 2007.

	December 31,
	2006			2007
		Non			Non
	Current	Current	Total	Current	Current	Total

Deferred tax assets:
Provision for vacation, bonuses and others	$359	$—	$359	$257	$—	$257
Accrued severance pay, net	—	82	82	—	213	213
Deferred revenues	—	304	304	—	705	705
Property and equipment	—	—	—	—	198	198
R&D expenses	1,082	675	1,757	1,701	960	2,661
Tax loss carryforwards	—	12,069	12,069	—	15,019	15,019
Other	—	17	17	—	—	—

	$1,441	13,147	14,588	$1,958	$17,095	$19,053
Valuation allowance	(1,441)	(13,147)	(14,588)	(1,893)	(16,128)	(18,021)

Deferred tax assets	$—	$—	$—	$65	$967	$1,032

i.	Accounting for Uncertainty in Income Taxes

As described in Note 2s above, the Group adopted the provisions of FIN 48 as of January 1, 2007.

As a result of the adoption of FIN 48, as of that date, the Group recognized an additional liability for unrecognized tax benefits in amount of $221. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as an increase of $221 in the balance of accumulated deficit as of January 1, 2007.

In 2007, the Group recognized interest expense and penalties expense, related to unrecognized tax benefits of $24 and $0, respectively. As of December 31, 2007, the amounts of interest and penalties accrued on the balance sheet are $44 and $44, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Following is a reconciliation of the total amounts of the Group’s unrecognized tax benefits at the beginning and the end of the year ended December 31, 2007:

Balance at beginning of year	$416
Increases in unrecognized tax benefits as a result of tax positions taken during prior year	23
Decreases in unrecognized tax benefits as a result of tax positions taken during prior year	(32)
Increases in unrecognized tax benefits as a result of tax positions taken during the current year	105

Balance at end of year	$512

All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The unrecognized tax benefits at December 31, 2007, are of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:

Israel	2003-2007
United States(1)	2003-2007
Japan	2007

(1)	Includes federal, state, and provincial (or similar local jurisdictions) tax positions

NOTE 12 —	SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a. Accounts receivable:

	December 31,
	2006	2007

1) Trade:
Open accounts	$9,637	$9,819
Allowance for doubtful accounts	—	(47)

	9,637	9,772

2) Others:
Restricted deposit	267	—
Government institutions	595	739
Prepaid expenses	223	448
Accrued interest	—	96
Deferred income taxes	—	65
Other	17	42

	1,102	1,390

b. Inventories:

Raw materials	813	1,776
Finished goods	3,124	3,907

	3,937	5,683

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

c. Accounts payable and accruals — others:

	December 31,
	2006	2007

Employees and employee institutions	897	1,604
Provision for vacation pay	556	906
Accrued expenses	1,225	1,895
Provision for warranty	187	242
Government institutions	797	1,217
Advanced payment from customers	—	270
Other	3	—

	$3,665	$6,134

d.	Deferred revenues and deferred costs

As at December 31, 2006, the deferred revenue balance includes $5,307 relating to the sale of DDR equipment that was delivered to customers during 2006 under the regular terms of the Group’s arrangements. The DDR equipment was a relatively new product offering and, as such, certain design flaws were detected which limited the capabilities of this product in certain customer environments. The Group determined that the delivery criterion for revenue recognition purposes was not met until the delivered equipment met all of the product’s specifications and functionality. As a result, all of the revenue and related direct costs incurred as at December 31, 2006 were deferred. The deferred direct cost amounted to $2,391 at December 31, 2006 and is presented under current assets as “deferred costs”. The Group has completed the delivery of nearly all of the redesigned DDR equipment by the third quarter of 2007, upon which the related deferred revenue and deferred direct costs were recognized as revenues and cost of revenues, respectively.

Deferred revenues:

	December 31,
	2006	2007

Deferred products revenues	$5,973	$1,874
Deferred services revenues	2,230	4,442

	$8,203	$6,316

The change in deferred service revenues:

	Year Ended December 31,
	2005	2006	2007

Balance at begining of year	$250	$394	$2,230
Deferred revenue relating to new sales	462	2,234	3,278
Revenue recognition during the year	(318)	(398)	(1,066)

Balance at end of year	$394	$2,230	$4,442

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 13 —	SEGMENT INFORMATION:

The Group operates in one reportable segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area, revenues by product and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

1) Geographic and by products information:

Revenues are attributed to geographic areas based on the location of the customers. The following is a summary of revenues by geographic areas:

	Year Ended December 31,
	2005	2006	2007

North America	$13,220	$19,286	$27,902
Europe	2,038	7,177	19,097
Asia Pacific and Japan	108	3,964	6,116

	$15,366	$30,427	$53,115

Revenues based on product Group are as follows:

	Year Ended December 31,
	2005	2006	2007

Switches and solutions	$9,480	$16,564	$34,995
Adapter cards	4,452	12,487	16,453
Professional services	1,434	1,376	1,667

	$15,366	$30,427	$53,115

Tangible long-lived assets by geographic location are as follows:

	December 31,
	2006	2007

Israel	$1,269	$2,925
United States	108	85

	$1,377	$3,010

2) Revenues from principal customers — revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Percentage of Revenues for the
	Year Ended December 31,
	2005	2006	2007

Customer A	8%	38%	27%

Customer B	48%	12%	24%

Customer C	2%	13%	2%

At December 31, 2006, Customers A, B and C accounted for 40%, 15%, and 7% of total accounts receivable, respectively. At December 31, 2007, Customers A, B and C accounted for 28%, 11%, and 0.6% of total accounts receivable, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

NOTE 14 —	SUBSEQUENT EVENTS:

Under the 2007 Incentive Compensation Plan, the number of share options available for issuance automatically increased on January 1, 2008 by 821,834 shares.

In the three month period ending on March 31, 2008, the Company granted to employees and directors 359,500 options with an exercise price range of $5.81-$6.31 to purchase ordinary shares.

VOLTAIRE LTD.

SCHEDULE — VALUATION AND QUALIFYING ACCOUNTS

	Three Years Ended December 31, 2007
	Balance at	Charged to		Balance at
	the Beginning	Costs and	Other	the end of
	of the Year	Expenses	Adjustments	the Year
	(U.S. dollars in thousands)

Allowance for doubtful accounts:
Year ended December 31, 2007	$—	$47	$—	$47
Year ended December 31, 2006	—	—	—	—
Year ended December 31, 2005	—	—	—	—
Allowance in respect of carryforward tax losses:
Year ended December 31, 2007	$12,069	$—	$3,121	$15,190
Year ended December 31, 2006	9,450	—	2,619	12,069
Year ended December 31, 2005	7,850	—	1,600	9,450