Form 20-F
period 2008-12-31
Voltaire Ltd.
filed 2009-04-02
CIK 1401678

As filed with the Securities Exchange Commission on April 2, 2009

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

VOLTAIRE LTD.

(Exact Name of Registrant As Specified in Its Charter)

Israel	13 Zarhin Street Raanana 43662 Israel
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, par value NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2008:

20,964,152 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☐	Non-Accelerated Filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as ☐ issued by the International Accounting Standards Board	Other ☐

If “Other” has been selected in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).Yes ☐ No ☒

PRELIMINARY NOTES

Terms

The terms “Voltaire,” “we,” “us” and “our” refer to Voltaire Ltd. and our wholly-owned subsidiaries.

Forward-Looking Statements

This annual report contains forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These statements include but are not limited to:

•	statements regarding the expected growth of the scale-out computing interconnect market;
•	statements regarding our new or enhanced products;
•	statements regarding the timing of the introduction of new products;
•	statements regarding the amount of the recognition of deferred revenues;
•	statements regarding our dependence on a few OEM customers and expectations as to any increase in the amount and proportion of our revenues derived from OEM customers;
•	expectation as to the market opportunities for our products, as well as our ability to take advantage of those opportunities;
•	statements as to our ability to protect our intellectual property and avoid infringing upon others’ intellectual property;
•	statements regarding our estimates of future performance, sales, gross margin, expenses (including stock-based compensation expenses) and cost of revenue;
•	statements as to our ability to meet anticipated cash needs based on our current business plan; and
•	statements as to our expected treatment under Israeli and U.S. federal tax legislation and the impact that Israeli tax and corporate legislation may have on our operations.

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

i

VOLTAIRE LTD.

The terms “Voltaire,” “Grid Backbone,” “Gridvision,” “GridStack” and our logo are registered trademarks. All other registered trademarks appearing in this annual report are owned by their holders.

ii

PART I

Item 1. Identity of Directors, Senior Management and Advisors

Not applicable.

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

A. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, as well as “Item 5: Operating and Financial Review and Prospects,” included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2006, 2007 and 2008 and the consolidated balance sheet data as of December 31, 2007 and 2008 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2004 and 2005 and the consolidated balance sheet data as of December 31, 2004, 2005 and 2006 have been derived from our audited consolidated financial statements which are not included in this Annual Report.

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In Thousands, Except Share and per Share Data)
Consolidated statements of operations data:
Revenues	$4,916	$15,366	$30,427	$53,115	$61,592
Cost of revenues(1)	3,565	10,902	19,476	30,472	30,957
Gross profit	1,351	4,464	10,951	22,643	30,635
Operating expenses:
Research and development, gross(1)	6,658	6,538	7,694	10,796	15,692
Less royalty-bearing participation	700	621	—	—	—
Research and development, net	5,958	5,917	7,694	10,796	15,692
Sales and marketing(1)	4,327	6,045	8,281	10,483	13,205
General and administrative(1)	2,271	2,609	3,281	4,626	7,396
Total operating expenses	12,556	14,571	19,256	25,905	36,293
Loss from operations	(11,205)	(10,107)	(8,305)	(3,262)	(5,658)
Financial income (expenses), net	144	191	(460)	(174)	1,426
Loss before tax benefit (tax expense)	(11,061)	(9,916)	(8,765)	(3,436)	(4,232)
Tax benefit (tax expense)	—	(111)	(84)	284	(776)
Net loss	(11,061)	(10,027)	(8,849)	(3,152)	(5,008)
Accretion of redeemable convertible preferred shares(2)	(2,144)	(2,959)	(3,573)	(23,608)	—
Benefit to Series A, B and B1 shareholders(3)	(1,800)	—	—	—	—
Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	(362)	(482)	(535)	(1,386)	—
Net loss attributable to ordinary shareholders	$(15,367)	$(13,468)	$(12,957)	$(28,146)	$(5,008)
Net loss per share attributable to ordinary shareholders – basic and diluted	$(29.67)	$(21.16)	$(19.92)	$(3.06)	$(0.24)
Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders – basic and diluted	517,926	636,536	650,476	9,194,980	20,777,243

(1)	Includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,
	2004	2005	2006	2007	2008
	(In Thousands)
Cost of revenues	$—	$—	$—	$2	$23
Research and development, net	—	9	59	189	391
Sales and marketing	—	—	90	239	512
General and administrative	382	65	161	585	1,069
Total	$382	$74	$310	$1,015	$1,995
(2)	Accretion of redeemable convertible preferred shares represents the original purchase price plus accrued dividends calculated using the interest method. Certain holders of our preferred shares had the option, after March 7, 2009, to require us to redeem all of the preferred shares for an amount equal to the greater of (i) the original purchase price plus accrued dividends (and, with respect to the Series D preferred shares, plus certain interest payments) and (ii) the then current fair market value of such shares. The redemption option and the related accretion of the preferred shares were terminated upon conversion of the preferred shares into ordinary shares upon the closing of our initial public offering.
(3)	In connection with the sale of our Series E preferred shares in 2004, our Series A, Series B and Series B1 preferred shares were converted into ordinary shares. At the time of this conversion, we issued junior liquidation securities to the holders of such shares, which entitle the holders to an aggregate payment of $1.8 million, following payment of certain required amounts to the holders of our Series C, D, E and E2 preferred shares, if we complete a merger transaction or are acquired or liquidated. The junior liquidation securities did not have voting rights and were cancelled upon the closing of our initial public offering for no consideration.

B. Capitalization and Indebtedness

Not applicable.

C. Reason for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors

An investment in our ordinary shares involves a high degree of risk. You should consider carefully the risks described below, together with the financial and other information contained in this annual report, before you decide to buy our ordinary shares. If any of the following risks actually occurs, our business, financial condition and results of operations will suffer. In this case, the trading price of our ordinary shares would likely decline and you might lose all or part of your investment.

Risks Relating to Our Business

We have a history of losses, may incur future losses and may not achieve profitability.

We have incurred net losses in each fiscal year since we commenced operations in 1997. We incurred net losses of $5.0 million in 2008, $3.2 million in 2007 and $8.8 million in 2006. As of December 31, 2008, our accumulated deficit was $93.3 million. The increase in our net loss resulted, in part, from the global financial crisis and economic downturn impacting spending on our products. Our losses could continue for the next several years as we expand our sales and marketing activities, continue to invest in research and development, expand our general and administrative operations and incur additional costs related to being a public company. We may not generate sufficient revenues in the future to achieve or maintain profitability.

The global financial crisis and economic downturn have caused a slowdown in capital expenditures in our targeted datacenter market, which has negatively impacted our revenues and results of operations. We cannot predict with certainty the impact that these continuing events will have on our future results of operations.

The financial market crisis led to a weakening of the global economic environment that caused some of our customers in the data center market to defer capital expenditures for the purchase of our products and in some cases the deferral may be lengthy or in fact could lead to a cancellation. As a result, during the second half of 2008, we experienced a significant lengthening of our sales cycles and overall reduced purchasing by our customers leading to a decline in revenues in the second half of 2008 compared to the comparable period in 2007. We failed to meet our quarterly guidance during the last two quarters of 2008 because market conditions made it more challenging for us to forecast our results of operations. The continuation of recent events in the financial markets and further declines in market conditions may impact our customers’ decisions to purchase our products and adversely impact our revenues. The credit risk presented by our customers may also increase as a result of market conditions making it more difficult to collect in full or on a timely basis our accounts receivable. To date, we have experienced delays in payments from a small number of customers and that may increase in the future. In addition, we may fail to achieve our annual guidance due to the challenge of providing guidance under current market conditions.

We took steps in recent months to reduce our operating expenses by reducing headcount and lowering expenditures, and may need to take additional cost reduction measures in the future. Since a substantial portion of our operating expenses consist of salaries, we may be unable to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons.

Despite our efforts to reduce our operating expenses, the effects of general global, economic and market conditions may prevent us from successfully implementing our business plan. At the present time, the rate at which the economy will slow and the length of time that it will remain slow has become increasingly uncertain.

Our revenues and prospects may be harmed if the InfiniBand-based architecture is not widely adopted in the scale-out computing interconnect market.

Our solutions leverage the performance and latency benefits of the InfiniBand fabric architecture and provide interconnect functionality for data center environments that rely on industry-standard server and storage units. The InfiniBand architecture was first introduced in October 2000 and has a relatively short history and limited adoption in the scale-out computing interconnect market. End-customers that purchase information technology, or IT, products and services from server vendors, such as our original equipment manufacturer, or OEM, customers, must find InfiniBand to be a compelling solution to meet their scale-out computing needs. We cannot control third-party adoption of InfiniBand over competing scale-out computing interconnect architectures such as Ethernet, Fibre Channel and other proprietary technologies. InfiniBand may fail to compete effectively with these architectures, some of which are well established. If other architectures continue to remain the market standard or if a superior alternative architecture to InfiniBand is developed, our revenues and prospects may be harmed. Furthermore, we may be required to incur substantial costs to modify our existing products to remain competitive with new or existing architectures, and we cannot provide any assurance that we will succeed in doing so.

Enterprises may not adopt our technology and may continue to use Ethernet-based solutions, which could harm our future growth.

More than half of our revenues to date have been derived from end-customers that are governmental, research or educational institutions, such as government-funded research laboratories and post-secondary educational institutions. An important element of our strategy is to accelerate the adoption of our InfiniBand-based solutions by enterprises, which have traditionally used products based on the Ethernet architecture. In order to compete effectively against providers of solutions that utilize Ethernet, we must convince current Ethernet users to move to a new technology, and incur the related marketing, education and maintenance costs associated with such a move. Potential enterprise customers may also elect to rely on internally-developed solutions or proprietary solutions developed by other companies instead of implementing our InfiniBand-based solutions. In addition, even if potential enterprise customers adopt InfiniBand, we may have to compete with other suppliers of InfiniBand-based products in the enterprise market. If a leading company or several companies in the enterprise market incorporates our InfiniBand-based products, but fails to achieve desired performance and reliability, our reputation and revenues could be adversely affected.

A small number of our OEM customers currently account for the majority of our revenues, and the loss of one or more of these OEM customers, or a significant decrease or delay in sales to any of these OEM customers, could reduce our revenues significantly.

We market and sell our products to end-customers primarily through our OEM customers who integrate our solutions into their product offerings. To date, we have derived a substantial portion of our revenues from a small number of OEM customers. The following table sets forth the percentage of our revenues derived from OEM customers which individually accounted for more than 10% of our revenues in any fiscal year:

	Year Ended December 31,
	2006	2007	2008
International Business Machines Corp. (IBM)	38%	27%	23%
Hewlett-Packard Company	12	24	25
Sun Microsystems, Inc.	13	*	*
Total	63%	51%	48%

*	Less than 10%. Not included in the total.

We anticipate that a large portion of our revenues will continue to be derived from sales to a small number of OEM customers in the future. Our sales to our OEM customers are made on the basis of purchase orders rather than long-term purchase commitments. Our relationships with our OEM customers are generally governed by non-exclusive agreements that typically have an initial term of one to three years and automatically renew for successive one year terms, have no minimum sales commitments and do not prohibit our OEM customers from offering products and services that compete with our products. In addition, our agreements typically require us to deliver our products to our OEM customers within 30 to 90 days from the time we receive the order, however, in many cases they may request faster delivery. A failure by us to meet product delivery deadlines may damage our relationship with our OEM customers and harm our market position. The size of purchases by our OEM customers typically fluctuates from quarter-to-quarter and year-to-year, and may continue to fluctuate in the future, which may affect our quarterly and annual results of operations. For example, the portion of our revenues derived from Sun Microsystems decreased from 13% in 2006 to 2% in 2007, as a result of large transactions awarded to us in 2006 that were not repeated in 2007. In 2008, while there were some large transactions awarded to Sun Microsystems, the doubling of our revenues between 2006 and 2008 reduced Sun Microsystem’s percent of revenue to less than 10%.

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

We may be unable to compete effectively with other companies in our market that offer, or may in the future offer, competing products.

We compete in a rapidly evolving and highly competitive market. Our InfiniBand-based solutions currently address the high performance computing, or HPC, interconnect, the 10 Gigabit Ethernet switching, and the storage switching end-markets. These markets are characterized by continuous technological change and customer demand for high performance products. Our current principal competitor is QLogic Corporation, a provider of Fibre Channel-based and InfiniBand-based solutions. We also compete with Cisco Systems, Inc., which is a significant supplier of Ethernet and Fibre Channel-based solutions, and to a lesser extent, InfiniBand solutions, and has traditionally been recognized as a dominant supplier for enterprises. These companies are substantially larger than we are and have significantly greater brand recognition and resources, which may allow them to respond more quickly to changes in customer requirements or to new or emerging technologies. In addition, Mellanox Ltd., our sole supplier of the application-specific integrated circuits, or ASIC, which is the main component used in our Grid DirectorTM director-class switches and Grid SwitchTM edge switches, began competing with us in 2008 by marketing and selling InfiniBand switch products. Mellanox may be able to compete with us more aggressively than other competitors since as a sole supplier of the ASIC it may be able to offer more competitive pricing for its switches to customers than we may offer.

We compete to a lesser degree with providers of 10 Gigabit Ethernet and proprietary high-performance scale-out computing interconnect solutions. The entry of new competitors into our market and acquisitions of our existing competitors by companies with either significant resources, better brand recognition, cost advantages or established relationships with our end-customers, for example our OEM customers, could result in increased competition and harm our business. Increased competition may cause us to make competitive price reductions thereby reducing our gross margins and market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend significantly on our OEM customers to market, sell, install and provide initial and escalation level technical support for our products, and if any of these OEMs fails to adequately perform, then our sales may suffer.

Our OEM customers are responsible for integrating our solutions into their products and providing first call and second escalation service and support for products incorporating our solutions. As a result, we depend on the ability of our OEM customers to market, sell and service our solutions successfully to end-customers and to provide adequate customer support. Any failure by our OEM customers to provide adequate support to end-customers could result in customer dissatisfaction with us or our solutions, which could result in a loss of an end-customer, harm our reputation and delay or limit market acceptance of our solutions. In addition, if any significant OEM customer should fail, individually or in the aggregate, to perform as an end-customer expects, our sales may suffer. We cannot provide any assurance that our OEM customers will market our solutions effectively, receive and fulfill end-customer orders of our solutions on a timely basis or continue to devote adequate resources to support the sales, marketing and technical support of our products.

We may not be able to achieve further growth in our gross margins or maintain our existing gross margins.

Our annual gross margins have increased to 50% in 2008 from 43% in 2007 and from 36% in 2006. Our gross margins improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes coupled with significantly more sales in our higher margin switching products. Our strategy is to maintain our gross margins in the future with preserving our market share and sales of our Grid Directors ISR 2012 and ISR 2004 and Grid Switch edge switches as a percentage of revenues. We may not succeed in this strategy because customers may seek complete solutions that require us to sell host adapter cards to them, or our newly introduced switching products which have relatively high costs due to lower quantity production, and we may not succeed in our efforts to sell host adapter cards or newly introduced products at prices that maintain our gross margins. Price erosion resulting from increased competition or the depressed economic environment may reduce our average selling prices and consequently, our gross margins. If we are unable to continue to achieve economies of scale or maintain or increase sales of higher margin products or if we become subject to significant price erosion, we may not be able to maintain our gross margins.

Our reliance on Mellanox Technologies Ltd. and other limited-source suppliers could harm our ability to meet demands for our products in a timely manner or within our budget.

We obtain the application-specific integrated circuit, or ASIC, the main component used in our Grid DirectorTM director-class switches and Grid SwitchTM edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Our switch products accounted for approximately 76% of our revenues in 2008 and 66% of our revenues in 2007. We entered into a non-exclusive agreement with Mellanox, dated as of October 7, 2005, for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. Standard lead-times under the agreement may be changed at Mellanox’s sole discretion upon 30-days prior written notice. In addition, Mellanox has the right to increase the ASIC purchase price upon 30-days prior notice, to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of the notice of discontinuance.

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

In addition, we have designed our products to incorporate several specific components, such as our InfiniBand connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from major industry suppliers, but do not have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources, however, any change in these components would require us to qualify a new supplier’s components for inclusion in our products which would likely require significant engineering changes and could take a number of months to complete.

We currently depend on three outside contract manufacturers, Sanmina-SCI Corporation, Zicon Ltd. and A.L. Electronics Ltd., to manufacture and warehouse our products, and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We subcontract the manufacture, assembly and testing for our products to three contract manufacturers. These functions are performed by Sanmina-SCI Corporation, Zicon Ltd. and A.L. Electronics Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. Sanmina-SCI manufactures our 24 port Grid Director Switch ISR 9024. Zicon manufactures all modules and mechanics related to our director class switches and their gateway modules for connecting to Ethernet and Fibre Channel. A.L. Electronics Ltd. manufactures our recently-released Grid Director 36 port DDR and QDR switches. If any of these contract manufacturers experience delays, disruptions or quality control problems in manufacturing our products, including insufficient inventory or supply of components, or if we fail to effectively manage the relationship with any of these subcontractors, shipments of products to our customers may be delayed, which could have a material adverse effect on our relationships with our customers and end-customers.

We currently have a long-term supply contract with Zicon, a letter agreement with Sanmina-SCI and a memorandum of understanding with A.L. Electronics Ltd. Unless we enter into a long-term supply contract with Sanmina-SCI and A.L. Electronics Ltd., they will not be obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. None of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demands for our products.

Sanmina-SCI’s facilities are located in Lod, Israel, Zicon’s facilities are located in Petach Tikva, Israel, and A.L. Electronics’ facilities are located in Yahud, Israel. In the event that the facilities of any of our contract manufacturer are damaged for any reason or they experience financial distress due to the current economic downturn, our ability to deliver products to customers could be materially adversely affected. See also “— Risks Relating to Our Location in Israel — Conditions in Israel could adversely affect our business.”

Our solutions are highly technical, and any undetected software or hardware errors in our products could have a material adverse effect on our operating results.

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

We have limited visibility into end-customer demand for our solutions, which introduces uncertainty into our manufacturing forecasts and business planning, and could negatively impact our financial results.

Our business is subject to uncertainty because of our limited visibility into end-customers’ future buying patterns and demands, which poses a challenge for us in predicting the amount and timing of our revenue. Sales of our solutions are made on the basis of purchase orders, rather than long-term purchase commitments. In addition, we place orders with our suppliers and contract manufacturers based on forecasts of our OEM customers’ demand, which are based on numerous assumptions, each of which may introduce variability and error into our estimates. This process requires us to make multiple demand forecast assumptions with respect to both our OEM customers’ and end-customers’ demands. Because the lead time for fulfilling an order from an OEM customer is typically one to two months, while the lead-time to order certain of the components and assemble our products can be three to four months, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts of end-customer demand. As we grow, anticipating end-customer demand may become increasingly challenging. If we overestimate end-customer demand, we may order more inventory of components and allocate more resources to manufacturing products than is necessary. In the event that we are unable to sell our finished products or in the event that our inventory of components becomes obsolete, we may be required to incur significant charges and write-offs related to our inventory. This could have an adverse affect on our balance sheet and results of operations. Conversely, if we underestimate end-customer demand, we could forego revenue opportunities, lose market share and damage our end-customer relationships.

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

We have expanded our operations significantly since we began offering scale-out computing solutions in 2003 and anticipate that further expansion will be required. Our future operating results depend to a large extent on our management’s ability to plan and direct our expansion and growth successfully, including training sales personnel to become productive and generate revenue, forecasting revenue, controlling expenses, implementing and enhancing infrastructure, addressing new markets and expanding international operations and maintaining and expanding our research and development efforts. A failure to manage our growth effectively could materially and adversely affect our ability to market and sell our products and services.

In addition, in order to accommodate future growth, our contract manufacturers may need to increase their manufacturing capacity. If our contract manufacturers are unable to maintain the required manufacturing capacity to meet our requirements, the demand for our products may exceed their capacity, which could result in a backlog of orders and harm our ability to meet our customers’ timing demands.

Fluctuations in our revenues and operating results on a quarterly and annual basis could cause the market price of our ordinary shares to decline.

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter-to-quarter and year-to-year. It is possible that our operating results in some quarters and years will be below market expectations. This may cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control, such as the economic volatility we experienced during 2008. In particular, we have limited exposure to end-customer demand upon which we predict future sales of our solutions. In limited circumstances, we do not recognize revenue upon a sale to an OEM or other reseller customer because the sale by the channel customer to the end-customer is subject to performance of an acceptance test by the end-customer. As a result, we may experience quarterly fluctuations in revenues dependent on the timing of the end-customer acceptance.

Additional factors that may affect our quarterly and annual operating results include:

•	the loss of one or more of our OEM customers, or a significant reduction or postponement of orders from our customers;
•	our customers’ sales outlooks, purchasing patterns and inventory levels based on end-customer demands and general economic conditions;
•	our ability to successfully develop, introduce and sell new or enhanced products in a timely manner;
•	product obsolescence and our ability to manage product transitions;
•	changes in the relative sales mix of our products;
•	changes in our cost of finished products;
•	our inability to immediately establish vendor specific objective evidence, or VSOE, for the support component of a newly released product, which could result in deferral of revenue from the entire transaction until VSOE is established (See “— Critical Accounting Policies and Estimates — Revenue Recognition.”);
•	the potential loss of key manufacturer and supplier relationships; and
•	the availability, pricing and timeliness of delivery of other components used in our OEM customers’ products.

The international nature of our business exposes us to financial and regulatory risks, and we may have difficulty protecting our intellectual property in some foreign countries.

To date, we have derived a significant portion of our revenues from OEM and other customers located outside the United States, principally in Europe, which accounted for 22% of our revenues in 2008 and 36% of our revenues in 2007, and the Asia-Pacific region and Japan, which accounted for 27% of our revenues in 2008 and 11% of our revenues in 2007. The international nature of our business subjects us to a number of risks, including the following:

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

Our ability to prevent competitors from gaining access to our technology is essential to our success. If we fail to protect our intellectual property rights adequately, we may lose an important advantage in the markets in which we compete. Trademark, patent, copyright and trade secret laws in the United States and other jurisdictions, as well as our internal confidentiality procedures and contractual provisions, are at the core of our efforts to protect our proprietary technology and our brand. As of February 28, 2009, we had two issued United States patents. One of these two U.S. patents has a corresponding registered European patent, which has been validated in France, Germany, and the United Kingdom. The other one of these two U.S. patents has a corresponding European patent application pending. Additionally, we have seven patent applications pending in the United States; three of which have a corresponding International Patent Application pending pursuant to the Patent Cooperation Treaty (PCT), and one of which is pending in the United Kingdom. While we plan to protect our intellectual property with, among other things, patent protection, there can be no assurance that:

•	current or future U.S. or foreign patents applications will be approved;
•	our issued patents will protect our intellectual property and not be held invalid or unenforceable if challenged by third parties via litigation or administrative proceeding;
•	we will obtain a favorable outcome if we assert our intellectual property rights against third parties;
•	we will succeed in protecting our technology adequately in all key jurisdictions in which we or our competitors operate;
•	the patents of others will not have an adverse effect on our ability to do business; or
•	others will not independently develop similar or competing products or methods, or design around any patents that may be issued to us.

In addition, our intellectual property is also used in a large number of foreign countries. Effective intellectual property enforcement may be unavailable or limited in some foreign countries, such as China and the Russian Federation. As a result, it may be difficult for us to protect our intellectual property from misuse or infringement by other companies in these countries. We expect this to become a greater problem for us as our OEM customers increase their manufacturing presence in countries that provide less protection for intellectual property.

Litigation and administrative proceedings are inherently uncertain and divert resources from other business priorities. We may not be able to obtain positive results and may spend considerable resources in our efforts to defend and protect our intellectual property. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. Effective patent, trademark, copyright and trade secret protection vary from one jurisdiction to another and may not be attainable in every country in which our products are available. Our failure to obtain patents, including with claims of a scope necessary to cover our technology, or the invalidation of our patents, may weaken our competitive position and may adversely affect our revenues and profitability.

In addition to patent protection, we customarily require our employees and subcontractors to execute confidentiality agreements or agree to confidentiality undertakings when their relationships begin with us. Typically, our employment contracts also include assignment of intellectual property rights for inventions developed by employees, and non-disclosure of confidential information and non-compete clauses for twelve months following termination of an employee’s employment with us. We cannot provide any assurance that the terms of these agreements are being observed and will be observed in the future. Because our product designs and software are stored electronically and thus are highly portable, we attempt to reduce the portability of our designs and software by physically protecting our servers through the use of closed networks, which prevent external access to our servers. We cannot be certain, however, that such protection will adequately deter individuals or groups from wrongful access to our technology. We cannot be certain that the steps we have taken to protect our proprietary information will be sufficient. In addition, to protect our intellectual property, we may become involved in litigation, which could result in substantial expenses, divert the attention of management, cause significant delays, materially disrupt the conduct of our business or adversely affect our revenue, financial condition and results of operations.

Our use of open source and third-party software could impose unanticipated conditions or restrictions on our ability to commercialize our solutions.

We incorporate open source software into our switch chassis and GridStack® and Unified Fabric Management (UFM) software. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. For example, our products incorporate open source code such as an embedded Linux-based operating system. The Linux-based operating system has been developed under a license (known as a General Public License), which permits it to be liberally copied, modified and distributed.

Under certain conditions, the use of some open source code to create derivative code may obligate us to make the resulting derivative code available to others at no cost. The circumstances under which our use of open source code would compel us to offer derivative code at no cost are subject to varying interpretations. While we monitor our use of open source code in an effort to avoid situations that would require us to make parts of our core proprietary technology freely available as open source code, we cannot guarantee that such circumstances will not occur or that a court would not conclude that, under a different interpretation of an open source license, certain of our core technology must be made available as open source code. The use of such open source code may also ultimately require us to take remedial action, such as replacing certain code used in our products, paying a royalty to use some open source code, making certain proprietary source code available to others or discontinuing certain products, any of which may divert resources away from our development efforts.

The license under which we licensed the embedded Linux-based operating system is currently the subject of litigation in the case of The SCO Group, Inc. v. International Business Machines Corp., pending in the United States District Court for the District of Utah. SCO filed its complaint in 2003 to which IBM asserted counterclaims. The parties had briefed certain issues for summary judgment, and other issues were being argued when SCO filed for bankruptcy in September 2007. The Court administratively closed the case, which could be reopened upon a motion from either party. In its complaint, SCO alleged that certain versions of the Linux operating system contributed by IBM contain unauthorized UNIX code or derivative works of UNIX code, which SCO claims it owns. If the court were to rule in SCO’s favor and find, for example, that Linux-based products, or significant portions of them, may not be liberally copied, modified or distributed, we may have to modify our products and/or seek a license to use the code in question, which may or may not be available on commercially reasonable terms, and this could materially adversely affect our business. Regardless of the merit of SCO’s allegations, uncertainty concerning SCO’s allegations could adversely affect our products and customer relationships.

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

We may be subject to claims of intellectual property infringement by third parties that, regardless of merit, could result in litigation, and our business, operating results or financial condition could be materially adversely affected.

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

Our success depends in large part on the continued contribution of our research and development and sales and marketing teams, as well as our management. In particular, we depend on the continued service of Miron (Ronnie) Kenneth, our Chief Executive Officer and Chairman. We do not carry key man life insurance for any of our management. We have entered into employment agreements with all of our executive officers, including Mr. Kenneth. Our employment agreements do not specify a minimum employment term, nor do they guarantee the continued service of our executive officers. In addition, the enforceability of covenants not to compete in Israel and the United States is subject to limitations and may not be enforceable at all.

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

We face increasing complexity in our product design and procurement operations as we adjust to new and upcoming requirements relating to the material composition of many of our products. For instance, the European Union has adopted certain directives to facilitate the recycling of electrical and electronic equipment sold in the European Union, including the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment that restricts the use of lead, mercury and certain other substances in electrical and electronic products placed on the market in the European Union after July 1, 2006. The European Union has also approved a directive on Waste Electrical and Electronic Equipment, which requires that all electrical and electronic equipment placed for sale in the European Union be appropriately labeled regarding waste disposal and contains other obligations regarding the collection and recycling of waste electrical and electronic equipment. In connection with our compliance with these and other environmental laws and regulations, we could incur substantial costs, including research and development costs and costs associated with assuring the supply of compliant components from our suppliers. Similar laws and regulations have been proposed or may be enacted in other regions in which we do business. Other environmental regulations may require us to reengineer our solutions to utilize components that are compatible with these regulations. Such reengineering and component substitution may result in additional costs to us or disrupt our operations or logistics.

Our international operations expose us to the risk of fluctuations in currency exchange rates.

We derive all our revenues in U.S. dollars, but a significant portion of our expenses were denominated in New Israeli Shekels (“NIS”) and to a significantly lesser extent in Euros and Japanese Yen. Our NIS-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. The NIS appreciation against the U.S. dollar amounted to 8.2% in 2006, 9.0% in 2007 and 1.1% in 2008. While we currently hedge a significant portion of our currency exposure from expenses over a 12-month rolling forecast through financial derivatives, any weakening of our functional currency, the U.S. dollar, against the NIS will increase our Israeli salary and leasing expenses on the unhedged portion. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

We may engage in future acquisitions that could disrupt our business, cause dilution to our shareholders, reduce our financial resources and result in increased expenditures.

In the future, we may acquire other businesses, products or technologies. We have not made any acquisitions to date, and our ability to make acquisitions is therefore unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not strengthen our competitive position or achieve our goals, or these acquisitions may be viewed negatively by customers, financial markets or investors. In addition, any acquisitions that we make could pose challenges in integrating personnel, technologies and operations from the acquired businesses and in retaining and motivating key personnel from such businesses. Acquisitions may also disrupt our ongoing operations, divert management from day-to-day responsibilities, increase our expenses and adversely impact our business.

Under current U.S. and Israeli law, we may not be able to enforce employees’ covenants not to compete and therefore may be unable to prevent our competitors from benefiting from the expertise of some of our former employees.

It is our practice to have our employees and subcontractors sign non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a period of time, typically limited to twelve months following the end of employment. Under current U.S. and Israeli law, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from acquiring the expertise our former employees acquired while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm annually attest to our internal control over financial reporting. Under the SEC’s new rules regarding the implementation of Section 404, we are required to provide a management report on internal control over financial reporting for the first time in connection with this Annual Report on Form 20-F for the year ending December 31, 2008. As required by Section 404, we will provide both a management report and an independent registered public accounting firm attestation report on internal controls over financial reporting in connection with our Annual Report on Form 20-F for the year ending December 31, 2009. We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls over financial reporting and complying with Section 404 is expensive and time-consuming and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we grow our business, our internal controls may become more complex and may require significantly more resources to ensure their effectiveness. Failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our ordinary shares from The Nasdaq Global Market, which could reduce our share price.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares may be volatile and could fluctuate substantially.

Since our shares commenced trading on The Nasdaq Global Market in July 2007 and through February 28, 2009, the closing price has varied from a high of $8.40 to a low of $2.24. Our share price will likely be impacted by our quarterly financial performance, which may vary in the future, and may not meet our guidance or the expectations of analysts or investors. This may lead to additional volatility in our share price. In addition, the market price of our ordinary shares may be impacted by other factors, including:

•	announcements or introductions of technological innovations or new products, or product enhancements or pricing policies by us or our competitors;
•	disputes or other developments with respect to our or our competitors’ intellectual property rights;
•	announcements of strategic partnerships, joint ventures or other agreements by us or our competitors;
•	recruitment or departure of key personnel;
•	regulatory developments in the markets in which we sell our products;
•	our sale of ordinary shares or other securities in the future;
•	changes in the estimation of the future size and growth of our markets; and
•	market conditions in our industry, the industries of our customers and the economy as a whole.

The trading volume of our shares has been relatively low, which may result in the loss of research coverage by securities analysts. Moreover, we cannot assure you that securities analysts will maintain research coverage of our company and our ordinary shares. If our future quarterly operating results are below the expectations of securities analysts or investors, the price of our ordinary shares may decline. Securities class action litigation has often been brought against companies following periods of volatility. Any securities litigation claims brought against us could result in substantial expenses and divert management’s attention from our business.

Future sales of our ordinary shares in the public market and low trading volume could adversely affect our share price.

As of February 28, 2009, we had 20,969,835 ordinary shares outstanding. Approximately 51.4% of these shares are “restricted securities” available for resale on the Nasdaq Global Market, all of which are subject to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price, and the price and liquidity of our shares may be adversely affected.

The holders of approximately 51.4% of our ordinary shares will be entitled to request that we register their shares for resale, and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future. The registration or sale of any of these shares could cause the market price of our ordinary shares to drop significantly. See “Item 7.B: Related Party Transactions — Registration Rights.”

The ownership of our ordinary shares is highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers and directors and their affiliates beneficially own approximately 37.4% of our outstanding ordinary shares. Accordingly, these shareholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. No definitive guidance has been issued by the U.S. government concerning how to value the assets of a foreign public company for PFIC testing purposes, but often such public companies value their assets for PFIC status based on the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness, as of a relevant testing date. In certain circumstances, including extremely volatile market conditions, it may be appropriate to adjust the market capitalization method by taking into account other factors, such as a control premium, to more accurately determine the fair market value of our assets. We have obtained an opinion from Special U.S. Tax Counsel that, based on an independent valuation of our company employing a modified market capitalization approach to reflect the extreme market volatility in 2008, it is more likely than not that we were not a PFIC for our taxable year ending December 31, 2008. There can be no certainty that the IRS will not challenge such a position, however, and determine that based on the IRS’ interpretation of the asset test, we were a PFIC in 2008. Thus, there can be no assurance that we will not be considered a PFIC for 2008 or any taxable year. We are not providing any U.S. tax opinion to any U.S. Holder concerning any potential PFIC status of our company, and U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance. See “Item 10.E: Taxation —  United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”

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

We are incorporated under Israeli law, and our principal offices, and research and development facilities are located in Israel. Accordingly, political, economic and military conditions in Israel directly affect our business. Since the State of Israel was established in 1948, a number of armed conflicts have occurred between Israel and its Arab neighbors. Although Israel has entered into various agreements with Egypt, Jordan and the Palestinian Authority, there has been an increase in unrest and terrorist activity, which began in September 2000 and has continued with varying levels of severity into 2009. In mid-2006, a war took place between Israel and Hezbollah in Lebanon, resulting in thousands of rockets being fired from Lebanon up to approximately 50 miles into Israel and in late 2008, there was an escalation in fighting between Israel and Hamas in the Gaza strip resulting in hundreds of rockets being fired into Israel. None of our facilities or those of our suppliers in Israel are within range of rockets to date fired into Israel; however, that may change. Furthermore, several countries, principally in the Middle East, still restrict doing business with Israel and Israeli companies, and additional countries may impose restrictions on doing business with Israel and Israeli companies if hostilities in Israel continue or increase. These restrictions may limit materially our ability to sell our solutions to companies in these countries. Any hostilities involving Israel, interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel, could adversely affect our operations and product development, cause our revenues to decrease and adversely affect the share price of publicly traded companies having operations in Israel, such as us. Additionally, any hostilities involving Israel may have a material adverse effect on our facilities or on the facilities of our local suppliers and manufacturers, in which event all or a portion of our inventory may be damaged, and our ability to deliver products to customers may be materially adversely affected.

Our operations may be disrupted by the obligations of personnel to perform military service.

As of December 31, 2008, we had 195 employees of whom 151 were based in Israel. Our employees in Israel, including executive officers, may be called upon to perform periodic military reserve duty until they reach the age of 49 and, in emergency circumstances, could be called to active duty. In response to increased tension and hostilities, there have been since September 2000 occasional call-ups of military reservists, including in connection with the mid-2006 war in Lebanon and 2009 operation in the Gaza strip, and it is possible that there will be additional call-ups in the future. Our operations could be disrupted by the absence of a significant number of our employees related to military service or the absence for extended periods of one or more of our key employees for military service. Such disruption could materially adversely affect our business and results of operations. Additionally, the absence of a significant number of the employees of our suppliers and contract manufacturers related to military service or the absence for extended periods of one or more of their key employees for military service may disrupt their operations, in which event our ability to deliver products to customers may be materially adversely affected.

Our operations may be affected by negative economic conditions or labor unrest in Israel.

General strikes or work stoppages occasionally carried out or threatened by Israeli trade unions due to labor disputes may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages may prevent us from shipping our assembled products from Israel to our OEM customers, which could have a material adverse affect on our results of operations.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Israel has been granted approved enterprise status, and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2008, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $65.0 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled, and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

Effective April 1, 2005, the Investment Law was amended. As a result, the criteria for new investments qualified to receive tax benefits were revised. No assurance can be given that we will, in the future, be eligible to receive additional tax benefits under this law. The termination or reduction of these tax benefits would increase our tax liability in the future, which would reduce our profits or increase our losses. Additionally, if we increase our activities outside of Israel (i.e., by future acquisitions), our increased activities might not be eligible for inclusion in Israeli tax benefit programs.

See “Item 10.E — Taxation — Israeli Tax Considerations and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

The government grants we have received for research and development expenditures restrict our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to comply with such restrictions or conditions, we may be required to refund grants previously received together with interest and penalties, and may be subject to criminal charges.

We have received grants from the government of Israel through the Office of the Chief Scientist of the Ministry of Industry, Trade and Labor for the financing of a portion of our research and development expenditures in Israel, pursuant to the provisions of The Encouragement of Industrial Research and Development Law, 1984, referred to as the Research and Development Law. Under Israeli law and the approved plans, royalties on the revenues derived from sales of all of our products are payable to the Israeli government, generally at the rate of 3.5%, up to the amount of the received grants, as adjusted for fluctuation in the U.S. dollar/NIS exchange rate. The amounts received after January 1, 1999, bear interest equal to the 12-month London Interbank Offered Rate applicable to dollar deposits that is published on the first business day of each calendar year. Royalties are paid on our consolidated revenues. We have not applied for or received grants since 2006, but we did receive grants totaling $5.6 million through December 31, 2005. In April 2008, we made an early payment of $2.7 million to the Office of the Chief Scientist to conclude our financial obligations under our participation in the Office of the Chief Scientist’s sponsored research and development grant program. We recorded this payment in our first quarter results of 2008 as a one-time payment in our cost of revenues.

Although we have repaid the grants, their terms continue to prohibit us from manufacturing products outside of Israel or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture our products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be subject to penalties and criminal charges.

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

Since we are an Israeli company, the rights and responsibilities of our shareholders are governed by our articles of association and by Israeli law. These rights and responsibilities differ in some respects from the rights and responsibilities of shareholders in a Delaware corporation. In particular, a shareholder of an Israeli company has a duty to act in good faith towards the company and other shareholders and to refrain from abusing its power in the company, including, among other things, in voting at the general meeting of shareholders on certain matters. In addition, a shareholder who knows that it possesses the power to determine the outcome of a shareholders’ vote or to appoint or prevent the appointment of a director or executive officer in the company has a duty of fairness towards the company. However, Israeli law does not define the substance of this duty of fairness. Because Israeli corporate law has undergone extensive revisions in recent years, there is little case law available to assist in understanding the implications of these provisions that govern shareholder behavior.

Provisions of Israeli law and our articles of association may delay, prevent or make undesirable an acquisition of all or a significant portion of our shares or assets.

Our articles of association contain certain provisions that may delay or prevent a change of control. These provisions include a classified board of directors and supermajority provisions to amend certain provisions of our articles of association. In addition, Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control, make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders, and may limit the price that investors are willing to pay in the future for our ordinary shares. Furthermore, Israeli tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Item 10 — Additional Information; Description of Share Capital — Anti-Takeover Measures” and “— Acquisitions under Israeli Law.”

As a result of the financial market crisis and the decline in the price of our ordinary shares, we may be more vulnerable to an unsolicited or hostile acquisition bid.

Notwithstanding provisions of our articles of association and Israeli law, the decline in the price of our ordinary shares may result in us becoming subject to an unsolicited or hostile acquisition bid. In the event that such a bid is publicly disclosed, it may result in increased speculation regarding our company and volatility in our share price even if our board of directors decides not to pursue a transaction. If our board does wish to pursue a transaction, there can be no assurance that it will be consummated successfully or that the price paid will represent a premium above the original price paid for our shares by all of our shareholders. See “Item 10  — Additional Information; Description of Share Capital — Anti-Takeover Measures” and “— Acquisitions under Israeli Law.”

Item 4. Information on the Company

A. History and Development of the Company

Our legal and commercial name is “Voltaire Ltd.” We were incorporated under the laws of the State of Israel in April 1997 and commenced operations in 1997. In July 2007, we conducted an initial public offering and listing on The Nasdaq Global Market.

We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-247196-2. Our principal executive offices are located at 13 Zarhin Street, Raanana 43662, Israel, and our telephone number is +972 (74) 721-9000. Our web site address is www.voltaire.com. The information on our web site does not constitute part of this Annual Report. Our agent in the United States is our subsidiary, Voltaire, Inc. The address of Voltaire, Inc. is 6 Fortune Drive, Billerica, MA 01821, U.S.A.

B. Business Overview

Overview

We design and develop server and storage switching and software solutions that enable high-performance scale-out computing within the data center. Scale-out computing is the ability to build large data centers that scale horizontally to thousands of servers while (i) leveraging industry standard servers, storage and fabrics, (ii) delivering lower cost, highly dense and power efficient infrastructure, and (iii) enabling the concept of virtual infrastructure and application mobility.

The term scale-out computing includes the following:

•	Cluster Computing. Clusters run an application in a distributed way on a number of servers ranging from two servers to thousands of servers. The servers are tightly linked and are typically located in a single data center at the same physical location.
•	Grid Computing. Grids run applications in a distributed fashion on dozens to thousands of servers in a similar manner to clusters. However, grids typically run many applications in parallel and these applications are more loosely linked. Grids may be deployed across several geographical locations.
•	Cloud Computing. Cloud computing is based on grid computing concepts with service level models applied to them. There are two main types of clouds:
(a)	Private Clouds. These are owned by enterprises for running their internal IT services. The internal IT department offers services to different business units, dynamically re-provisioning resources based on the requirements of those units.
(b)	Public Clouds. Companies completely outsource their IT infrastructure, or a particular application, to cloud service providers. The companies’ applications run on the service provider’s infrastructure and users access them over the Internet.

As the computing requirements of enterprises and institutions continue to expand, the demand for data center solutions that can efficiently and cost-effectively scale and manage computing resources is dramatically increasing. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Scale-out Fabric (formerly known as “Grid Backbone”). Our Scale-out Fabric provides a scalable and cost-effective way for customers to manage the growth of their data center computing requirements.

We have significant expertise in developing switching and routing platforms based on the InfiniBand architecture as well as grid management software. InfiniBand is an industry-standard architecture that provides specifications for high-performance interconnects. We offer 24 to 288 port server and storage switches that benefit from the high performance and low latency characteristics of the InfiniBand architecture, and also integrate with Ethernet and Fibre Channel architectures. Our management software solutions provide fabric monitoring and analysis, fabric performance optimization and application acceleration.

We sell our products primarily through server original equipment manufacturers, or OEMs, that incorporate our products into their solutions, as well as through value-added resellers and systems integrators. We currently have OEM relationships with International Business Machines Corporation, or IBM, Hewlett-Packard Company, or HP, Silicon Graphics, Inc., Sun Microsystems, Inc. and NEC Corporation, five of the top ten global server vendors. To date, our solutions have been implemented in the data centers of over 500 end-customers across a wide range of vertical markets and geographies.

Our principal executive offices are located in Raanana, Israel. We also have offices in North America, Europe and Asia-Pacific. We outsource the manufacturing of our products to three contract manufacturers. We had revenues of $61.6 million in 2008, $53.1 million in 2007, and $30.4 million in 2006.

Industry Background

Evolution from Mainframe Computers to Clusters

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

Enterprises and institutions are increasingly seeking computing solutions that provide improved performance in a cost-effective manner by adopting more modular and open computing solutions referred to as scale-out computing which include server and storage clusters, grids and clouds. These environments consist of off-the-shelf industry-standard server and storage systems organized in racks and connected through specialized switches. Through the use of cluster configurations, enterprises and institutions seek to achieve computing performance that is similar to, or better than that of mainframe computers or high-end servers, but at lower costs. Such cluster configurations have become the preferred solution for meeting high-performance computing needs due to their lower up-front costs and their ability to support the scaling of capacity incrementally. These cluster configurations, however, remain limited by the following:

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

These limitations of cluster configurations reduce overall data center efficiency, including response time, and result in high capital investment and operating costs, including power, cooling, space and human resource expenditures.

Evolution from Cluster Configurations to Scale-Out Computing

In order to address the limitations of clusters, enterprises and institutions are increasingly adopting scale-out computing solutions, or grids. Grids allow one or more discrete clusters to be linked together as a single fabric to address different data center applications and eliminate performance bottlenecks. Grids also provide the ability to dynamically manage disparate underlying server and storage units and deliver computing services with higher levels of performance, availability, reliability, scalability and utilization than clusters. In order to achieve these benefits, grids must be built upon high-performance scale-out computing interconnect solutions.

Existing Scale-Out Computing Interconnect Architectures

Following the shift towards the adoption of clusters and grids, a number of scale-out computing interconnect architectures have been deployed to address the connectivity demands of the data center. These architectures include:

Ethernet.  Ethernet is an industry-standard interconnect architecture that was initially designed to enable basic connectivity between computers in local area networks or over a wide area network. Ethernet was designed to provide an interconnect architecture in an environment where latency, connection reliability and performance requirements were not essential. Nevertheless, Ethernet has become the predominant technology for networking and has more recently been applied to scale-out computing. As a scale-out computing solution, Ethernet faces significant challenges because its low overall efficiency, high power consumption, non-linear scalability and low available bandwidth are insufficient for high-performance computing environments. Ethernet-based solutions also increase configuration complexity, requiring multiple network cables, adapters and switches in each server to enable high-performance connectivity. Recently, new standards have been proposed in an effort to reduce or eliminate some of these deficiencies. Converged, Enhanced Ethernet (CEE) and Data Center Ethernet (DCE) are versions of 10 gigabit Ethernet designed to deliver enhanced capabilities largely focused on converged data center fabrics running storage and server interconnect over a single connection. Companies have announced CEE based products, however we believe the final standards for these technologies will not facilitate standards-based solutions before the 2010 timeframe.

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

InfiniBand.  InfiniBand is an industry-standard architecture that provides specifications for high performance server and storage interconnects. InfiniBand offers higher bandwidth and scalability, lower latency, reduced complexity, higher efficiency and superior price and performance economics compared to other scale-out computing interconnect architectures. InfiniBand eliminates the need for multiple network cables and adapters for each server in the grid and dramatically increases overall processor efficiencies.

Our Solution

We provide server and storage switching and software solutions that enable high-performance scale-out computing within the data center. Our Scale-Out Fabric allows one or more discrete computing clusters to be linked together as a unified fabric. We create this fabric by integrating high-performance interconnects with dynamic management and provisioning software. As a result, our server and storage switching and software solutions provide a scalable and cost-effective way for customers to manage the growth of data center computing requirements. We leverage the performance, scalability and latency benefits of InfiniBand and provide leading interconnect functionality for data center environments that rely on industry-standard server and storage units. In addition to InfiniBand, our multi-protocol switches also support Fibre Channel and Ethernet. We have also developed software solutions that virtualize hardware elements, such as interconnect backplanes and I/O interfaces and provide hardware resource management software.

Our solutions offer the following key benefits:

•	Lower Latency for Acceleration of Information Delivery. Based on published product specifications, our InfiniBand-based solutions provide significantly lower end-to-end latency than other existing based solutions. Through our relationships with independent software vendors, or ISVs, in our targeted vertical markets, we are able to further reduce end-to-end latency and deliver greater application acceleration benefits to our end-customers. The following table compares the latency of our InfiniBand-based solutions to 1 Gigabit and 10 Gigabit Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet (1 Gb/s)	Ethernet (10 Gb/s)	Myrinet	Fibre Channel	InfiniBand
Lowest Latency Switch Port to Switch Port	6,000 nanoseconds	250 – 2000 nanoseconds	500 nanoseconds	400 nanoseconds	100 nanoseconds
Lowest Latency Host to Host	30 – 60 microseconds	7 microseconds	3 microseconds	No data available	1.2 microseconds
•	Higher Bandwidth for Improved Resource Utilization. In high-performance computing environments, customers require optimal bandwidth to address and eliminate performance bottlenecks. Based on published product specifications, our InfiniBand-based solutions provide significantly higher bandwidth than existing Ethernet- and Fibre Channel-based solutions. The following table compares the bandwidth of our InfiniBand-based solutions to Ethernet-based solutions, as well as Myrinet and Fibre Channel-based solutions:

	Ethernet	Myrinet	Fibre Channel	InfiniBand
Supported bandwidth of available solutions	1 Gb/s – 10 Gb/s	2 Gb/s – 10 Gb/s	2 Gb/s – 10 Gb/s	10 Gb/s – 40 Gb/s server-to-server 30 Gb/s – 120 Gb/s switch-to-switch
Highest bandwidth supported by specification	10 Gb/s	10 Gb/s	10 Gb/s	120 Gb/s
•	Greater Scalability to Grow with Customers’ Demands. Our server and storage switching solutions enable linear scalability by off-loading communication processing to allow servers to run applications more efficiently. Our switches scale up to 288 InfiniBand-based ports. We offer the ability to configure our switching fabrics with a combination of InfiniBand, Ethernet and Fibre Channel technologies and provide high-speed switching between them. This combination of increased server efficiency and high-density switching improves overall application efficiency, thereby reducing data center capital investment requirements and operating costs.

•	Simplified Data Center Infrastructure. Our solutions eliminate the need for multiple adapters and related cables for each scale-out computing interconnect architecture. Using our solutions, end-customers require only a single adapter and cable to connect each server and storage device to the grid. Because we are able to reduce the number of required adapters and cables to multiple networks, our solutions reduce the complexity of the data center.
•	Improved Grid Performance, Manageability and Provisioning through Enhanced Software. Our software solutions are designed to maximize grid performance and efficiency. Our GridVision® fabric management software creates an environment that dynamically routes traffic across a fabric to avoid congestion and maximize available bandwidth. The software is embedded in our switches and does not require external configuration. Our GridVision Enterprise software further enhances manageability by automating the process of fabric resource allocation to improve the response time for grid provisioning and allow better and faster alignment to the requirements of the customer. We also offer our GridStack® software, which enables applications to take full advantage of the low latency of our solutions by facilitating communication between the server and the switch.

We believe that our Scale-out Fabric allows our customers to accelerate application performance, improve utilization and enable lower overall total cost of ownership compared to other interconnect solutions.

Technology

Our scale-out computing interconnect solutions combine a modular hardware switching and routing platform with scale-out Fabric management software. Our hardware platforms combine high speed, low-latency switching and routing with advanced traffic management capabilities. Our software solutions are compatible with Windows, Linux and Unix, and include application acceleration, fabric monitoring, analysis and performance optimization. The modular nature of our solutions allows end-customers to deploy new capabilities quickly and effectively to meet their high-performance scale-out computing requirements. In addition, we base our solutions on accepted industry standards to ensure interoperability and to allow customers to easily integrate third-party technology with our own.

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

Our director-class switches also provide benefits by employing advanced power and cooling designs. Our switches are able to connect to the fabric using either copper- or fiber optic-based cables. Our switches also conform with the form factors, quality and functionality requirements of our server OEM customers. In addition to our portfolio of switches, we offer third-party host channel adapters, or HCAs, which are supported by our host software.

Our Software

Our software solutions offer the following functionality:

•	Application Acceleration Software. Our server software allows servers to connect to our switches through our HCAs for improved overall performance and manageability of large, complex scale-out fabrics. Our server software leverages remote direct memory access, or RDMA, and uses extensions to standard protocols in Windows and Linux to provide increased performance for applications. RDMA dramatically improves performance by allowing applications and operating systems to access memory from remote servers rather than high overhead copying procedures that are used in TCP/IP networks with Ethernet. RDMA was designed for both Ethernet and InfiniBand environments.

•	Scale-Out Management Software. Our software solutions allow customers to monitor and analyze their scale-out data center fabrics. To further improve application performance and resource utilization our I/O virtualization capabilities allow us to emulate multiple storage and network adapters in a single server. In connection with application and operating system features, this technology enables segmentation and robust traffic management in the grid. We have also developed advanced routing software and firmware to optimize overall grid performance by dynamically adjusting the communication path among servers and storage devices. The firmware embedded in our Ethernet-to- InfiniBand and Fiber Channel-to-InfiniBand routers allows for high speed routing and advanced traffic management capabilities without degrading switch performance.

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

InfiniBand

Our solutions are largely based on the InfiniBand architecture. InfiniBand is an industry-standard, high-performance interconnect architecture that enables cost-effective, high-speed data communications at higher speeds and lower latency than existing interconnect architectures. Our products meet the specifications of the InfiniBand standard and have been tested and certified by the InfiniBand Trade Association, or IBTA, which tests and certifies vendor products and solutions for interoperability and compliance.

InfiniBand was designed as a server and storage architecture with both the switch and host adapter playing a role in maximizing performance. InfiniBand is simple and can be implemented in a fast silicon state machine, reducing silicon size and power consumption, while increasing performance. The InfiniBand architecture connects switches in a mesh topology to create a single, logical switching environment improving overall fabric scalability as compared to other topologies. It also leverages memory and buffering capabilities in the host adapter and employs operating system by-pass techniques to maximize overall fabric throughput and reduce latency. InfiniBand employs a centrally controlled fabric manager to connect multiple InfiniBand switches. This removes excessive processing by the switches themselves and results in improved bandwidth and lower latency.

Our Products

Our product offerings include director-class switches, multi-service switches, fixed-port configuration switches, Ethernet and Fibre Channel routers, application acceleration software and scale-out management software. For end-customers who desire a complete solution, we also offer host channel adapters, and copper and fiber optic cables.

Using our InfiniBand-based server and storage switching solutions, our customers can create scale-out fabrics to deliver high-performance scale-out computing within the data center. Our solutions enable scale-out computing based on an architecture that provides a method for connecting processing systems and storage and network I/O into a single easy-to-manage environment. Moreover, our solutions allow our end-customers to virtualize and provision multiple networks across Ethernet, InfiniBand and Fibre Channel.

Scale-Out Computing Switches

Our Grid DirectorTM director-class switches and Grid SwitchTM edge switches are used to create low latency, high-bandwidth connections of up to 40 Gigabit/second to servers and storage devices. The server, storage and switching resources form a grid that can be leveraged to improve application performance at lower cost than traditional methods. Our largest installation includes 129,600 processor cores and over 3,500 server and storage nodes. Our switch-related product offerings include our Scale-Out Fabric management software, which provides key management and performance enhancing functionality.

We offer a range of switches that vary in the number of available ports and capabilities in order to address the specific needs of our customers, including scalability and integration with other data center technologies:

	Grid Switch 9024	Grid Director 9096	Grid Director 9288	Grid Director 2004	Grid Director 2012	Grid Director 2036 and 4036
Number of slots	N/A	4	12	4	12	N/A
Internal Switch Bandwidth	960 Gb/sec	1.92 Tb/sec	5.76 Tb/sec	3.84 Tb/sec	11.52 Tb/sec	1.44 – 2.88 Tb/sec
Maximum Switch-to-Host Bandwidth	20 Gb/sec	10 Gb/sec	10 Gb/sec	20 Gb/sec	20 Gb/sec	20/40 Gb/sec
Maximum IB Switching Ports	24 fixed ports	96 (4X24 port line cards)	288 (12X24 port line cards)	96 (4X24 port line cards)	288 (12X24 port line cards)	36 fixed ports
Maximum 1 Gigabit/sec Ethernet Gateway Ports	N/A	36	96	32	96	N/A
Maximum 10 Gigabit/sec Ethernet Gateway Ports	N/A	0	0	8	24	N/A

Our Grid Switch edge switches offer the following features:

•	options for 10/20/40 Gigabit/second performance for clusters, grids and clouds;
•	ultra-low latency at under 100 nanoseconds;
•	24 port 4x, single data rate, or SDR, ports and double data rate, or DDR, ports, supporting either copper or optical interfaces;
•	36 port 4x, DDR ports and quadruple data rate, or QDR, ports, supporting either copper or optical interfaces;
•	redundant, hot-swappable power supplies to allow for the highest availability; and
•	embedded or external grid management capabilities.

Our Grid Director director-class switches offer the same functionality as our Grid Switch edge switches, as well as the following features:

•	redundant, hot-swappable fan and controller modules to allow for the highest availability;
•	redundant synchronized management cards which allow a card failure to recover without management information loss or any disruption in port-to-port communication;
•	line card protocol flexibility to facilitate management of mixed InfiniBand, Ethernet and Fibre Channel environments; and
•	component-level interoperability between director-class switches.

GridVision Management and Host Software

We offer a line of management tools that provide information on the topology of the grid, configuration of the individual switches within the grid and real-time monitoring of performance. Our GridVision® fabric management software offers summary management reports at various levels, error correlation and alarms, fabric-wide performance monitoring and centralized port and virtual local area network configuration. These applications also provide all of the grid set-up routing algorithms and management utilities used in an InfiniBand-based computing environment.

Our GridVision® Enterprise software is a grid provisioning solution, which offers customers a method of dynamically allocating resources based on pre-defined configurations. GridVision Enterprise software also delivers extensive automated monitoring and diagnostics for servers, which enable customers to perform corrective measures and/or to shift resources to meet changing demands. Our software leverages the capabilities of InfiniBand and interfaces with our switches, as well as third-party provisioning, management and virtualization applications. Gridvision Enterprise software evolved into a new product called Voltaire Unified Fabric Manager (UFM) that was announced in February 2009 and will be available in the second quarter of 2009.

Our GridStack® software is a comprehensive set of host drivers and protocols that enable any application to utilize the performance of RDMA and high-performance storage connectivity. Based on an open-source standard, GridStack allows both Windows and Linux-based applications to run in an InfiniBand environment. GridStack offers improved latency and performance. In addition, the Transmission Control Protocol/Internet Protocol, or TCP/IP, emulation software incorporated into our GridStack software allows InfiniBand to appear to the user as one or more standard Internet Protocol networks, making it easier to manage. Our GridBoot firmware extension enables diskless server nodes to operate over the fabric using remote storage, thereby leading to improved reliability. GridStack software evolved into two new products called Voltaire OFED and Voltaire WinOF which were introduced in 2008.

During 2008, we introduced new software products, including Voltaire Messaging Accelerator (VMA) and Voltaire Messaging System (VMS) which are add-on libraries for application acceleration. We believe that these proprietary products are major differentiators over our competition.

Multi-Protocol Routers

Our routers enable customers to consolidate InfiniBand-, Fibre Channel- and Ethernet-based servers, network and storage connectivity into a single high-performing fabric. Currently, we offer the RB20210, an InfiniBand to 10GbE router, as well as SR4G, an InfiniBand to Fibre Channel storage Router.

Our RB10210 is based on our fourth-generation Ethernet-to-InfiniBand FPGA and offers a range of intelligent layer 2 through 7 capabilities, which can be performed at high speed. These capabilities include packet classification, firewall services, filtering and in-depth traffic monitoring and analysis. Our TCP/IP offload capabilities also eliminate the processing burden on the switch processor and enable higher performance. In addition, our Internet Protocol router offers the following features:

•	integrates into switches, including the Grid Director 2012 and the Grid Director to connect to Ethernet networks; and
•	allows for up to two 10 Gigabit/second connections per router.

Our SR4G is an RDMA-capable Fibre Channel-to-InfiniBand router that can operate as a transparent Fibre Channel bridge and can be integrated with existing storage networks, as well as storage virtualization tools. Our SR4G provides easy installation and automatic discovery, full storage area network interoperability, port and module aggregation and integration with our scale-out management software and other third-party storage management and virtualization applications. In addition, our SR4G offers the following features:

•	provides for four 4 Gigabit/second channel interfaces and two 20 Gigabit/second InfiniBand interfaces; and
•	allows for up to 1500 Megabyte/second or throughput per router.

Host Channel Adapters

Our host channel adapters, or HCAs, provide connectivity to high performance InfiniBand-based fabrics, storage and networking devices. Our HCAs offer dual or single ports and use our server software for a variety of high performance applications. We currently source our HCAs from a third-party vendor and then customize them.

Customers

We have a global, diversified end-customer base covering a wide range of industries. To date, more than half of our end-customers have been governmental, research and educational organizations, such as government-funded research laboratories and post-secondary education institutions. The balance of our end-customers have been enterprises in the manufacturing, oil and gas, entertainment, life sciences and financial services industries.

End-customers purchase our products primarily through server OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Our OEM customers generally purchase our products from us upon receipt of purchase orders from end-customers. These OEM customers are responsible for the installation of solutions incorporating our products, and initial and escalation level customer support to end-customers. As of December 31, 2008, our OEM customers were IBM, HP, Silicon Graphics, Sun Microsystems and NEC Corporation.

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

Our base agreement with IBM, which accounted for 22.5% of our revenues in 2008, provides that IBM purchases our products and services pursuant to a related statement of work or work authorization. Pricing and payment terms for the products and services are determined by such statement of work or work authorization. The agreement can be terminated by either party provided that no statement of work or work authorization is outstanding. We currently have an executed statement of work, which will expire on November 19, 2010. We have also entered into a technical services agreement with IBM, which provides that IBM will assist us in developing products to incorporate into IBM’s solutions pursuant to a statement of work. The agreement expires on December 31, 2010 and can be terminated by either party upon 30 days’ prior written notice, provided that no statement of work is in effect. We had an executed statement of work pursuant to the technical services agreement that expired on December 9, 2007. In addition, in the event of a material breach of either the base agreement or the technical services agreement, the non-breaching party may terminate such agreement if the other party fails to cure such breach within 30 days after receiving notice from the non-breaching party.

Our agreement with HP, which accounted for 24.7% of our revenues in 2008, requires competitive pricing and competitive product offerings. The initial two-year term of the agreement expired on October 8, 2006, but the agreement provides for successive one-year renewal terms unless terminated by either party. The agreement can be terminated at will by us upon 60 days’ notice and by HP upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach from the non-breaching party.

We invest significant resources to maintain our relationships with our OEM customers in the scale-out computing interconnect market, which typically require up to a year to develop from initial contact to shipment to end-customers of OEM products integrating our solutions. We work closely with each of our OEM customers across various levels within such organization’s structure including with the product development, marketing, field sales and service and support teams. Together with our OEM customers, we develop integrated solutions to address end-customers’ needs. We also develop joint go-to-market strategies with our OEM customers to create end-customer demand and promote our solutions. These go-to-market initiatives include joint marketing campaigns, bundled promotions to accelerate sales, training curriculums and engineering relationships for product development.

We also have relationships with over 30 value-added resellers and systems integrators. Approximately 37.3% of our sales to end-customers were through our relationships with value-added resellers and system integrators in 2008. These value-added resellers and systems integrators include second-tier server and storage OEM companies, as well as traditional systems integrators which do not manufacture products but which provide solutions to end-customers.

Seasonality

Our business is impacted by seasonal factors. Generally, our revenues are lower in the first and second quarters while our third and fourth quarters have historically exhibited higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end-customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. Seasonable factors may be affected by external economic conditions. For example, during the third and fourth quarters of 2008, we experienced decreased revenues compared to the first and second quarters. This decrease was largely a result of the change in our customers’ purchasing decisions and significant lengthening in their sales decision cycle due to the global economic downturn, which worsened during the course of the year.

Sales and Marketing

As of December 31, 2008, our sales and marketing staff consisted of 48 employees, including 10 sales and support engineers that support end-customers in pre- and post-sales activities. Our sales and marketing staff is located in Israel, the United States, Europe, Asia-Pacific region and Japan.

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

Our end-customer regional sales force drives demand directly with potential end-customers and coordinates geographically-specific marketing and sales programs. Our regional sales force is divided into three geographical regions: North America, Europe/Middle East/Africa and Asia-Pacific. This regional sales force operates as a direct sales team to end-customers, but without completing order fulfillment, which is instead satisfied by our OEM customers. We monitor the activities of our end-customer regional sales force on a global basis to maintain forecasts of potential sales to end-customers.

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

First calls and second level escalation support to end-customers are typically delivered by our server OEM customers, value-added resellers and systems integrators as a condition of contract. We provide third level and engineering support to these customers when necessary. We also sell annual support and extended warranty packages to our customers to provide a more comprehensive support offering. We have technical assistance centers, located in Raanana, Israel and Billerica, Massachusetts, which use a streamlined process and an on-line customer relationship management system to provide reliable support to our end-customers.

End-customers can also take advantage of our on-line resources: SupportWeb and eSupport. SupportWeb contains technical documentation allowing our end-customers to quickly research and resolve product questions, as well as download maintenance release updates and new software updates. Our web-based eSupport enables end-customers to open support cases on-line through either email or the Internet.

Research and Development

Our research and development activities take place in Raanana, Israel. As of December 31, 2008, 101 of our employees were engaged primarily in research and development. Our research and development team is composed of 44 platform engineers, 26 software engineers, 18 quality assurance personnel, six system engineers and six new product introduction engineers, as well as one system administrator. Our gross research and development expenditures were $15.7 million in 2008, $10.8 million in 2007, and $7.7 million in 2006.

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

We also subcontract a portion of our research and development activities to various subcontractors. Our subcontracted services include mechanical and thermal design of our products, board layout, environmental testing and some portion of our quality assurance.

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

Manufacturing and Supply

We subcontract the manufacture, assembly and testing for our products to three contract manufacturers. These functions are performed by Sanmina-SCI Corporation, Zicon Ltd. and A.L. Electronics Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. This full turn-key manufacturing strategy enables us to reduce our fixed costs, focus on our research and development capabilities and provides us with flexibility to meet market demand. Our engineering technologies group prepares detailed bills of materials, AVL (approved vendor list) and full manufacturing instructions to enable our contract manufacturers to purchase the necessary components and manufacture our products based on our desired specifications. We have also developed automatic test equipment located at the contract manufacturers’ production lines to control the quality of our manufactured products. We monitor our contract manufacturing operations through site visits by our manufacturing and planning managers. We also maintain an in-house materials procurement function to purchase strategic product components with a significant lead time, in order to maintain our relationships with key suppliers while balancing our manufacturing costs.

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

Zicon manufactures all modules and mechanics related to our director-level switches and their gateway modules for connecting to Ethernet and Fibre Channel. In June 2008, we entered into a long-term contract manufacturing agreement with Zicon to formalize our business relationship. The contract manufacturing agreement has an initial term of one year and automatically renews for successive one year terms.

A.L Electronics manufactures our 36 port DDR and QDR switches under a memorandum of understanding signed in June 2008. The memorandum of understanding has a term of one year and can be extended by mutual consent. It is intended to be a legally enforceable agreement, until replaced by a detailed definitive agreement. We are not required to provide any minimum orders under the agreement, but upon cancellation of an order, we are responsible for components purchased by A.L. Electronics that could not be cancelled.

Some of the components used in our products are obtained from limited-source suppliers. In particular, we obtain the InfiniBand switching ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Sales of our products incorporating the ASIC accounted for approximately 76% of our revenues in 2008. We entered into a non-exclusive agreement with Mellanox on October 27, 2005 for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. The agreement is non-exclusive and does not contain any minimum purchase requirements. Mellanox may generally increase the purchase price of any product under the agreement upon 30 days’ written notice, and we have agreed to review and discuss product pricing on a good faith basis every six months. In addition, pursuant to our agreement, Mellanox must deposit with an escrow agent all the technological information necessary to manufacture the ASIC. Effective June 12, 2007, this information is held in trust by the escrow agent for our benefit in accordance with the terms of an escrow agreement. Mellanox may increase the price of the ASIC upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of a notice of discontinuance. If Mellanox is unable to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry-standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully.

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

As of February 28, 2009, we had two issued United States patents. One of these two U.S. patents has a corresponding registered European patent, which has been validated in France, Germany, and the United Kingdom. The other one of these two U.S. patents has a corresponding European patent application pending. Additionally, we have seven patent applications pending in the United States; three of which have a corresponding International Patent Application pending pursuant to the Patent Cooperation Treaty (PCT), and one of which is pending in the United Kingdom. As of February 28, 2009, we also had trademark registrations for “VOLTAIRE” in Israel and the European Union, “V VOLTAIRE (and design)” in Israel, the United States, Canada, the European Union, South Africa, China, Japan and Singapore, “Grid Backbone” in the European Union, “GridVision” in the European Union and “GridStack” in the United States.

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

Competition

We believe that our products compete in the scale-out computing interconnect market based on the following:

•	performance, including the ability to provide low latency and high bandwidth capabilities and overall improved application level performance, measured in reduced run-times of calculations or increased levels of transaction processing per second;
•	scalability;
•	ease of installation and management by IT personnel;
•	flexibility across multiple architectures;
•	reliability to ensure uninterrupted operability; and

•	cost efficiency in acquisition, deployment and ongoing support.

We face significant competition in the markets in which we operate. We expect competition to continue in the future with the introduction of new technologies and the entrance of new participants. In addition, we expect that we will face competition from other new and established companies competing for next-generation data center solutions. Our current principal competitors are QLogic Corporation and Cisco Systems, Inc. In addition, Mellanox Ltd., our sole supplier of application-specific integrated circuits, or ASICs, recently began competing with us by marketing and selling InfiniBand switch products. We compete to a lesser degree against providers of 10 Gigabit Ethernet and proprietary high-performance computing solutions.

Facilities

Following our relocation in April 2009, our principal administrative and research and development activities are conducted in a 63,743 square foot (5,922 square meters) facility in Raanana, Israel. The initial lease for this facility expires in April 2014, but is then automatically extended for a period of three years, unless we provide six-month prior written notice that we do not wish to extend the term. We may alternatively choose to extend the term for five years upon expiration of the initial period. We also lease office space totaling approximately 9,745 square feet (905 square meters) in the United States. The lease for this facility expires on December 31, 2009 with an option to extend the lease to December 31, 2012. We also lease offices space in England, Germany and Japan. We believe that our new facilities in Raanana are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not party to any material litigation or proceeding.

C. Organizational Structure

Voltaire Ltd. is organized under the laws of the State of Israel and, as of December 31, 2008, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Voltaire, Inc.	Maryland, U.S.A.	100%
Voltaire Japan K.K.	Japan	100%
Voltaire (UK) Limited	United Kingdom	100%

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

A. Operating Results

Overview

We design and develop server and storage switching and software solutions that enable high-performance scale-out computing within the data center. Our solutions allow one or more discrete computing clusters to be linked together as a single unified computing resource, or fabric. We create this unified fabric by integrating high-performance switching with dynamic management and provisioning software. We refer to our server and storage switching and software solutions as the Voltaire Scale-out Fabric.

We were incorporated and commenced operations in 1997. Between 1997 and 2001, we developed, manufactured and sold data security products. In 2001, we shifted our business plan to focus on developing scale-out computing switches and software for the data center, primarily based on the InfiniBand scale-out computing interconnect architecture. Between 2001 and 2003, we continued to develop our technology and in 2003 we made our first commercial shipments of our Internet Protocol routers and first generation InfiniBand Switch Router, or ISR, 6000 and ISR 9600 switches, host channel adapters and GridStack® software. In 2004, we introduced our Grid DirectorTM director-class switches, in 2005 we introduced our Grid SwitchTM edge switches, and in 2006 we began developing solutions for 20 Gigabit server switching, 10 Gigabit Ethernet routing and enterprise software for grid infrastructure management. During 2007, we introduced the GridDirectorTM 2012, a new 20 gigabit/second InfiniBand based switching platform. During 2008, we introduced the GridDirectorTM 2004 and 2036, 20 gigabit/second InfiniBand based switching platforms, and Grid Director 4036, a 36 port 40 gigabit/second switch.

Our solutions are based on the InfiniBand scale-out computing interconnect architecture, which competes with other scale-out computing architectures, such as Ethernet, Fibre Channel and other proprietary technologies. Historically, more than half of our end-customers have been governmental, educational and research institutions. More recently, we have expanded into enterprise markets, including oil and gas, manufacturing, life sciences, entertainment and financial services. Enterprise customers have traditionally used products based on the Ethernet architecture and must therefore switch to an InfiniBand-based architecture to adopt our server and storage switching and software solutions. A key component of our growth strategy is to collaborate with independent software vendors, or ISVs, that have expertise in key vertical markets, such as financial services and manufacturing, and work together to design solutions that meet the needs of end-customers in these vertical markets. We seek to leverage our relationships with our OEM customers and ISVs to achieve greater penetration across certain key vertical markets.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Sales to our OEM customers are made on the basis of purchase orders that are issued pursuant to product purchase agreements or statements of work. Due to the nature of our OEM strategy, we derive the majority of our revenues from sales to a limited number of large customers. Sales to three OEM customers accounted for 53% of our revenues in 2008 and 2007, and 63% of our revenues in 2006. We believe that our revenues will continue to be highly concentrated among a relatively small number of OEM customers for the foreseeable future.

Our OEM customers, if they carry inventory, generally carry enough inventory for replacement parts and/or their near term forecasted shipments of our products. We have experienced significant changes in the percentage of total annual sales represented by each of our OEM customers. These fluctuations were due to significant sales by one OEM customer to a particular end-customer during a particular year. As a result, in addition to the impact on our results of operations of seasonal fluctuations in revenues, our quarterly results of operations also are impacted by the sales cycles of our OEM customers with respect to their end-customers. In particular, large purchases by a small number of end-customers can be a significant contributor to our revenues from our OEM customers within a specific quarterly period. If a significant order by an end-customer of one of our OEM customers is deferred until a subsequent quarter, we may experience significant fluctuations in our quarterly results of operations. We expect this concentration of our sales among end-customers to decrease in the future, although we expect to continue to have significant revenue concentration among our OEM customers.

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

We subcontract the manufacturing, assembly and testing for our products to three contract manufacturers, Sanmina-SCI Corporation, Zicon Ltd and A.L. Electronics Ltd. As a result, our business has relatively low capital requirements. We currently have offices in North America, Europe, the Middle East and Asia-Pacific. We will seek to extend our geographic reach by adding to our sales and marketing and support and services teams in order to expand sales of our Scale-out Fabric.

Key Business Metrics

We consider the following metrics to be important in analyzing our results of operations:

Revenues.  We closely monitor our quarterly and annual revenues as a measure of our business performance. We derive our revenues from sales of, and to a lesser extent provisions of service for, our server and storage switching and software solutions. Our revenues are affected by seasonal fluctuations, by the sales cycles of our OEM customers with respect to their end-customers and more recently by the turbulent economic conditions. We expect that our quarterly results may fluctuate from period to period and may not always be fully reflective of our overall business and prospects. As a result, we believe that reviewing both quarterly and annual results together may provide a better overall measure of our business than reviewing any individual quarter or consecutive series of quarters in isolation.

Gross Margins.  A key component of our growth objectives is to maintain and improve our gross margins. Our gross margins have increased to 50% in 2008 from 43% in 2007 and 36% in 2006. We analyze the following two metrics which impact our gross margins:

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

percentage of revenue is an important element of implementing our growth strategy. We will seek to increase our gross margins in the future by increasing sales of our Grid Director 2012, 2004, 9288, 9096 and 9024 as a percentage of revenues, while reducing sales of lower-margin host adapter cards as a percentage of revenues. To implement this strategy, we have included gross margin targets as a component of our sales personnel’s sales plans and we will evaluate future sales of host adapter cards on a non-premium basis if we believe it will negatively impact our gross margins. We expect to continue selling host adapter cards in order to compete effectively where an end-customer seeks a complete solution, notwithstanding the potential for it to reduce our blended gross margins.

Our historic cost of revenues includes an expense equal to 3.5% of revenues on account of royalty payments to the Government of Israel for repayment of grants received by the Office of the Chief Scientist. In April 2008, we repaid in full the grants received from the Office of the Chief Scientist and incurred a one-time charge to cost of revenues. As a result, royalty expenses to the Office of the Chief Scientist ceased to be a part of our cost of revenues beginning April 1, 2008.

Net Income.  Annually, we have incurred net losses in each fiscal year since we commenced operations in 1997. We monitor our operating expenses closely as we grow our business. We try to adjust them to reflect changes in the expected revenue growth rate. For example, in the fourth quarter of 2008 and first quarter of 2009, we took actions, including reducing headcount, to reduce future expense growth rate in light of the economic downturn and lower revenue expectations.

Results of Operations

Revenues

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

Geographical Breakdown

We classify our revenue geographically based on the location of our customer, regardless of the location of the end-customer. The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
North America	63%	53%	51%
EMEA	24	36	22
Asia-Pacific and Japan	13	11	27
Total	100%	100%	100%

Cost of Revenues

Our cost of revenues consists primarily of cost of product components and materials, fees paid to our contract manufacturers and personnel cost associated with production management. In addition, to a lesser extent our cost of revenues includes expenses for inventory obsolescence, costs for providing customer service and support, warranty obligations, general overhead and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Generally, our cost of revenues as a percentage of sales revenues has decreased over time, primarily due to unit manufacturing cost reductions given economies of scale from higher manufacturing volumes. In the future, we expect overall cost of revenues to increase or decrease relative to changes in actual sales. The cost of revenues relative to actual revenues can be affected by material changes in economies of scale, product mix and absorption of fixed operating costs as a gross percentage of sales. In April 2008, we repaid in full the grants received from the Office of the Chief Scientist and incurred a one-time charge to cost of revenues. As a result, royalty expenses to the Office of the Chief Scientist ceased to be a part of our cost of revenues beginning April 1, 2008.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. We have invested significant resources to develop our OEM relationships. Operating costs associated with the development of our OEM relationships involve a significant initial investment by us in order to satisfy OEM performance requirements, develop professional relationships within the OEM organization, and provide education and training to each OEM customer. These initial costs typically decrease once our OEM customers have approved our solutions for inclusion in their products and begun generating sales. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees, including commissions for sales personnel and share-based compensation for all employees. We grew to 206 employees during 2008, but as a result of operating cuts we had 195 employees as of December 31, 2008 from 174 employees as of December 31, 2007.

Research and Development.  Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services, costs of materials consumed in connection with the design and development of our products and facilities costs. We expense all of our research and development costs as incurred. Through 2005, our research and development expenses were partially offset by financing through royalty-bearing grants from the Office of the Chief Scientist. We recognized such participation grants at the time at which we were entitled to such grants on the basis of the costs incurred and included these grants as a deduction from research and development expenses (see “— Government Grants”). We do not anticipate receiving additional grants in the future. We intend to continue to invest significantly in our research and development efforts and believe these areas are essential to maintaining our competitive position. We expect that in on an annual basis our research and development expenses will increase in absolute terms and are also likely to increase a percent of revenues before decreasing as a percent of revenues over the longer term.

Sales and Marketing.  Our sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, travel expenses, marketing programs and facilities costs. We intend to continue to invest in sales and marketing, in line with sales forecasts, and when appropriate further develop our relationships with our OEM customers, hire additional sales and marketing personnel, extend brand awareness and sponsor marketing events. We expect that in future periods on an annual basis our sales and marketing expenses will be fairly stable as percent of revenues, however they may increase as percent of revenue if sales levels drop due to the economic downturn.

General and Administrative.  Our general and administrative expenses consist primarily of salaries and related personnel costs, travel, facilities expenses related to our executive, finance, human resource and information technology teams and other fees for professional services provided by subcontractors. Professional services consist of outside legal, audit and tax services and information technology consulting costs. We expect that in future periods on an annual basis our general and administrative expenses will remain stable or decrease as a percentage of growing future revenues, but may increase as percent of revenue if sales levels drop due to the economic downturn.

Amortization of Deferred Share-Based Compensation.  We have granted options to purchase our ordinary shares to our employees and consultants at prices equal to or below the fair market value of the underlying ordinary shares on the grant date. The options, which were below the fair market value, were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to the initial public offering involved subjective judgment, third-party valuations and the consideration by our board of directors of various factors. Because there was no public market for our ordinary shares prior to the offering, the amount of the compensation charge was not based on an objective measure, such as the trading price of our ordinary shares. We discuss in detail the factors that affected our determination of the deemed fair value of the underlying ordinary shares below in “Critical Accounting Policies and Estimates — Accounting for Share-Based Compensation.” As of January 1, 2006, we adopted Statement of Financial Accounting Standards No. 123(R) “Share Based Payment”, or SFAS No. 123(R), which requires us to expense the fair value of employee share options. We adopted the fair value recognition provisions of SFAS No. 123(R), using the modified prospective method for grants that were measured using the fair value method for either recognition or pro forma disclosures and adopted SFAS No. 123(R) using the prospective-transition method. The fair value of share-based awards granted after January 1, 2006, was estimated using the Black-Scholes valuation model. As a result of adopting SFAS No. 123(R) on January 1, 2006, we incurred a greater net loss in the amount of $1.0 million in 2007 and $2.0 million in 2008.

In connection with the grant of options, we recorded total share-based compensation expenses of $2.0 million in 2008, $1.0 million in 2007 and $0.3 million in 2006. In the future, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. As of December 31, 2008, we had an aggregate of $5.9 million of deferred unrecognized share-based compensation remaining to be recognized. We estimate that this deferred unrecognized share-based compensation balance will be amortized as follows: $2.1 million in 2009, approximately $2.0 million in 2010 and approximately $1.8 million in 2011 and thereafter.

Financial Income (Expenses), Net

Financial income consists primarily of interest earned on our cash balances and other financial investments and foreign currency exchange gains. Financing expenses consist primarily of bank fees, foreign currency exchange losses, loan interest, amortization of discount and premium related to marketable securities, as well as charges to record outstanding preferred share warrants at fair value. Foreign exchange gains or losses may be primarily as a result of foreign exchange fluctuations between the U.S. dollar and NIS, and to much lesser extent, between the U.S. dollar and euro or between the U.S. dollar and Japanese yen.

Corporate Tax

Israeli companies were generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2008, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately

$65.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2006	2007	2008
Revenues	100.0%	100.0%	100.0%
Cost of revenues	64.0	57.4	50.3
Gross profit	36.0	42.6	49.7
Operating expenses:
Research and development, net	25.3	20.3	25.5
Sales and marketing	27.2	19.7	21.4
General and administrative	10.8	8.7	12.0
Total operating expenses	63.3	48.7	58.9
Loss from operations	(27.3)	(6.1)	(9.2)
Financial income (expenses), net	(1.5)	(0.3)	2.3
Net loss before income tax expense	(28.8)	(6.4)	(6.9)
Income tax expenses	(0.3)	0.5	(1.2)
Net loss	(29.1)%	(5.9)%	(8.1)%

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenues increased by $8.5 million in 2008, or 16.0%, to $61.6 in 2008 from $53.1 million in 2007. The increase in revenues resulted primarily from increased sales to our OEM customers from $31.7 million in 2007 to $38.6 million in 2008 as well as an increase in sales from $21.4 million in 2007 to $23.0 million in 2008 to our non-OEM customers. The increased sales reflect the continued development of our relationships with our OEM customers. The increase in sales to our OEM customers resulted primarily from increased sales to HP which totaled $15.2 million in 2008, representing an increase of $2.5 million over sales in 2007 and sales to two other OEM customers, which increased to $8.7 million in 2008, representing an increase of $4.6 million over sales in 2007.

In addition, sales of our Grid Director director-class switches and Grid Switch edge switches increased to $46.8 million in 2008 from $35.0 million in 2007, and our professional services and software sales increased to $3.9 million in 2008 from $1.7 million in 2007. These increases were partially offset by a decrease in sales of our adapter cards to $10.9 million in 2008 from $16.5 million in 2007. We believe that the growth in our sales reflected the shipment of backlog from 2007 and the growing traction within commercial vertical markets, such as financial services, manufacturing and energy.

Cost of Revenues and Gross Margin

Cost of revenues increased by $0.5 million, or 1.6%, to $31.0 million in 2008 from $30.5 million in 2007. This increase resulted primarily from increased products sold. Gross margin increased to 49.7% in 2008 from 42.6% in 2007. This improved gross margin resulted from reduced costs for the ASIC, the principal component used in our Grid Director director-class switches and Grid Switch edge switches, and for other secondary components, such as circuit boards and chassis, as well as improved mix of product sold. We expect that our variable costs will continue to be stable relative to our sales growth. In addition, the increase in gross margins was partially offset in 2007 by a $2.2 million charge for obsolete and slow inventory compared to a $1.0 million obsolete inventory charge in 2007.

Operating Expenses

Research and Development.  Research and development expenses increased by $4.9 million, or 45.4%, to $15.7 million in 2008 from $10.8 million in 2007. This increase resulted primarily from an increase in salary-related expenses to $10.9 million in 2008 from $6.8 million in 2007 due to increase in headcount, salary adjustments and the weakening during the year of the U.S. dollar against the NIS as presented below. In addition, we experienced an increase of $0.5 million and $0.3 million in depreciation and infrastructure expenses, respectively, compared to 2007. Research and development expenses as a percentage of revenues increased to 25.5% in 2008 from 20.3% in 2007.

Sales and Marketing.  Sales and marketing expenses increased by $2.7 million, or 26.0%, to $13.2 million in 2008 from $10.5 million in 2007. This increase resulted from an increase of $1.9 million in salary and commission-related expenses to $9.1 million in 2008 from $7.2 million in 2007, primarily due to an increase in headcount, and to a lesser extent due to the weakening during the year of the U.S. dollar against the NIS as presented below. Sales and marketing expenses as a percentage of revenues increased to 21.4% in 2008 from 19.7% in 2007.

General and Administrative.  General and administrative expenses increased by $2.8 million, or 59.9%, to $7.4 million in 2008 from $4.6 million in 2007. This increase resulted primarily from an increase in salary-related expenses to $3.9 million in 2008 from $2.4 million in 2007 primarily due to increase in share-based compensation, increase in headcount and to a lesser extent of the weakening during the year of the U.S. dollar against the NIS as presented below. In addition there was an increase of $0.9 million in professional services as a result of being a public company. General and administrative expenses as a percentage of revenues increased to 12.0% in 2008 from 8.7% in 2007.

The following table shows the amount of New Israeli Shekels equivalent to one U.S. dollar on the dates indicated (or the nearest date thereto, if the exchange rate was not publicized on that date):

	2008	2007	2006
March 31	3.553	4.155	4.665
June 30	3.352	4.249	4.440
September 30	3.421	4.013	4.302
December 31	3.802	3.846	4.225
Financial and Other Income (Expenses), Net

We had $1.4 million of financial and other income in 2008 compared to financial expenses of $0.2 million in 2007.

Financial income increased to $1.5 million in 2008 from $1.0 million in 2007, primarily due to receiving interest from our net proceeds from our initial public offering for the whole year in 2008 compared to five months in 2007 offset by decreasing interest rates in 2008.

Financial expenses decreased by $1.2 million to $26 thousand in 2008 from $1.2 million in 2007, primarily due to expenses incurred only during 2007, interest expenses of $0.4 million on our outstanding $5.0 million loan with Lighthouse Capital Partners, which was settled in August 2007, and expenses of $0.7 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement.

Income Tax Benefit (Expense)

We recorded tax expenses of $0.8 million in 2008 compared to tax benefits of $0.3 million in 2007. In 2008, we recorded an income tax expense of $1.0 million, which was offset by recognition of $0.2 million tax asset for 2008. In 2007, we recorded an income tax expense of $0.7 million, which was offset by the release of a valuation allowance against our net deferred tax assets totaling $0.6 million, and recognition of a $0.4 million tax asset for 2007 related mainly to long-term liabilities.

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

In addition, sales of our Grid Director director-class switches and Grid Switch edge switches increased to $35.0 million in 2007 from $16.6 million in 2006, while sales of our adapter cards increased to $16.5 million in 2007 from $12.5 million in 2006. We believe that the growth in our sales reflected the overall growth in market demand by end-customers for grid computing products including growing traction within the commercial vertical market customers such as financial services, manufacturing and energy. The growth was enhanced by the successful release of our new Grid Director Class ISR 2012 product during the second quarter of 2007, which was a majority of our revenues derived from Director Class switches.

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

Financial and Other Income (Expenses), Net

Financial and other income (expenses) net decreased to a loss of $0.2 million in 2007 from a loss of $0.5 million in 2006. The decrease in financial income (expenses), net was due to an increase in interest earned on bank deposits of $0.7 million, offset by increase of $0.1 million of interest expense paid on our outstanding $5.0 million loan with Lighthouse Capital Partners, which was settled in August 2007, and an increase of $0.3 million for the associated warrants granted to Lighthouse Capital Partners as part of the underlying loan agreement.

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

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data for each of the eight consecutive quarters ended December 31, 2008. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this report.

	Three Months Ended
	March 31, 2007	June 30, 2007	Sept. 30, 2007	Dec. 31, 2007	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
	(Unaudited)
	(In Thousands)
Statements of operations data:
Revenues	$8,580	$11,666	$15,500	$17,369	$16,647	$17,068	$14,666	$13,211
Cost of revenues	5,459	7,114	8,838	9,061	10,638	7,768	6,679	5,872
Gross profit	3,121	4,552	6,662	8,308	6,009	9,300	7,987	7,339
Operating expenses:
Research and development, net	2,714	2,526	2,484	3,072	3,486	3,651	3,914	4,641
Sales and marketing	2,106	2,408	2,696	3,273	3,185	3,511	3,350	3,159
General and administrative	911	937	1,291	1,487	1,716	1,835	1,890	1,955
Total operating expenses	5,731	5,871	6,471	7,832	8,387	8,997	9,154	9,755
Profit (loss) from operations	(2,610)	(1,319)	191	476	(2,378)	303	(1,167)	(2,416)
Financial income (expense) net	(355)	(33)	34	180	487	334	326	279
Tax benefit (tax expense)	(35)	(100)	(91)	510	(185)	(237)	(77)	(277)
Net income (loss) for the quarter	(3,000)	(1,452)	134	1,166	(2,076)	400	(918)	(2,414)
Select statements of operations data as a percentage of revenues:
Gross profit	36.4%	39.0%	43.0%	47.8%	36.1%	54.5%	54.5%	55.5%
Operating expenses	66.8	50.3	41.7	45.1	50.4	52.7	62.4	73.8
Operating profit (loss)	(30.4)	(11.3)	1.2	2.7	(14.3)	1.8	(8.0)	(18.3)
Select statements of operations data as a percentage of full year results:
Revenues as a percentage of full year results	16.2%	21.9%	29.2%	32.7%	27.0%	27.7%	23.8%	21.5%
Gross profit as a percentage of full year results	13.8	20.1	29.4	36.7	19.6	30.3	26.1	24.0
Operating expenses as a percentage of full year results	22.1	22.7	25.0	30.2	23.1	24.8	25.2	26.9
Operating profit (loss) as a percentage of full year results	80.0	40.4	(5.8)	(14.6)	42.0	(5.3)	20.6	42.7

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

Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end-customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. Our revenues in the third and fourth quarter of both 2006 and 2007 were impacted positively by this seasonality effect. During the third and fourth quarters of 2008, our results were unseasonably lower than the first and second quarters of the year, which we believe was a direct result of the economic slowdown and in part to customers delaying purchases to wait for new generation server products announced but not yet available for sale.

Gross margins have fluctuated from quarter to quarter primarily due to the mix of product sales during a particular quarter between switch products and HCAs, improved pricing for component costs and the relative rate of fixed operational costs to sales revenue. Our operating expenses have generally increased sequentially due to the growth of our business. Our operating losses in the first quarter of 2008 were due to an early payment of $2.7 million to the Office of the Chief Scientist to terminate our financial obligations under our participation in the Office of the Chief Scientist’s sponsored research and development grant program. Our operating losses in the third and fourth quarters of 2008 were due to a sudden decrease in sales and increased operating expenditures partially offset by our higher gross margins.

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

In particular, we recognize revenues from sales of our products when the following four criteria are met:

•	Persuasive Evidence of an Arrangement Exists. We require a purchase order with a customer specifying the terms and conditions of the products or services to be delivered. Such purchase orders are generally issued pursuant to a master agreement with the customer. In limited circumstances, we have entered into a specific agreement with respect to a particular sale and rely on that as evidence of an agreement.

•	Delivery Has Occurred. For our hardware appliances and software licenses, delivery occurs when title is transferred under the applicable IncoTerms to our customer. Our standard delivery terms are freight on board, or ex-works, sellers premises. We use this measure of delivery for all customers, including OEM customers, value-added resellers and systems integrators. For services, delivery takes place as the services are provided.
•	The Price Is Fixed and Determinable. Prices are fixed and determinable if they are not subject to a refund or cancellation. Our standard arrangement with our customers does not include any right of return or customer acceptance provisions. In a very limited number of arrangements we have deviated from our standard terms by accepting purchase order arrangements from customers that included certain acceptance tests with milestones after delivery. In such cases, we do not recognize revenue until all the achievement of all milestones has been certified by the customer.
•	Collection Is Probable. Probability of collection is assessed on a customer-by-customer basis based on a number of factors including credit-worthiness and our past transaction history with the customer. Customers are subject to a credit review process that evaluates the customers’ financial position and ultimately their ability to pay. In the limited circumstances where we may have a customer not deemed creditworthy, we defer net revenues from the arrangement until payment is received and all other revenue recognition criteria have been met. The instances in which we have had to defer revenue due to concern about a customer’s creditworthiness have to date been immaterial to our business.

A significant portion of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support and professional services. Through December 31, 2008, in virtually all of our contracts, the only elements that remained undelivered at the time of delivery of a product were extended hardware warranties, support services and installation services. When the undelivered element is the extended hardware warranties or support services, that portion of the revenue is recognized ratably over the term of the extended warranty or support arrangements. SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements.

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

Accounting for Share-Based Compensation.  We apply SFAS No. 123(R) which requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Under our transition method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under SFAS No. 123(R) in the amount of $0.3 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures.

Inventories.  Inventories consist of finished goods and raw materials. We value our inventories at the lower of cost or market value, cost being determined on a “first-in, first-out” basis. Inventory valuation reserves for potentially excess and obsolete inventory are established and inventory that is obsolete or in excess of our forecasted consumption is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory write-offs are reflected as a cost of revenues and were $2.2 million in 2008, $1.0 million in 2007 and $0.1 million 2006. We anticipate additional write-offs on an annual basis based on life cycles of our products.

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

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2006, we recorded a full valuation allowance against our net deferred tax assets, based on the available evidence, we believed at that time it was more likely than not that we would not be able to utilize all of these deferred tax assets in the future. As of December 31, 2007, sufficient evidence exists to support the reversal of the U.S. subsidiary valuation allowances and we determined that $1.0 million deferred tax assets are more-likely-than-not to be realized. We therefore released of all of the related valuation allowance which increased income in the fourth quarter of 2007. As of December 31, 2008, we determined that $1.2 million of deferred tax assets are more likely than not to be realized. We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

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

We have decided to classify any interest and penalties as a component of tax expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of FIN 48. We had no unrecognized tax benefits as of January 1, 2007. As a result of the implementation of FIN 48, we recognized a $0.2 million increase in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of December 31, 2008, we were subject to Israeli income tax examinations and to U.S. Federal income tax examinations for the tax years of 2004 through 2008. During the year ended December 31, 2008, we recorded an increase of unrecognized tax benefits of approximately $0.3 million.

Fair Value of Financial Instrument. We adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches, including market, income and/or cost approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

Derivatives and Hedging.  We account for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended and related Interpretations. SFAS No. 133 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value will be included in earnings.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in Israeli NIS during the year, we instituted in the third quarter of 2008, a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts.

Corporate Tax

Israeli companies are generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2008, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $65.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

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

Recent Accounting Pronouncements

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires us to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Early application is prohibited. We believe that the initial adoption of FAS 141R will not have a material impact on our consolidated financial statements. However, if we consummate business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements.

B. Liquidity and Capital Resources

Since inception, we have been funded through a combination of issuances of preferred shares, redeemable preferred shares, ordinary shares, venture loans, grants from the Office of the Chief Scientist and cash flow from operations. As of December 31, 2008, we had $55.8 million in cash and cash equivalents, restricted deposits and available for sale marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $58.6 million.

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

Operating Activities.  Our business has grown significantly since 2004 when we first introduced our Grid Director director-class switches. During 2008, our cash balances have been affected on both a quarterly and annual basis by changes in our working capital and profit (loss) from operations. Seasonal fluctuations in revenues have generated improved cash flows where outflows for manufacturing are reduced during slower periods and offset by higher collections from previous sales periods.

Net cash used in operating activities in 2008 was $2.0 million, and was generated primarily from a decrease in accounts payable and accruals and deferred revenues of $2.4 million which was partially offset by a decrease in inventory of $0.5 million and a decrease in accounts receivable and deferred costs of $0.7 million. The net cash used in operating activities was also derived from our net loss of $5.0 million partially offset by non-cash expenses, including share based compensation expenses of $2.0 million, depreciation of $1.7 million and change in accrued severance pay of $0.9 million.

Net cash provided by operating activities in 2007 was $54 thousand, and was generated primarily by our net loss of $3.2 million, together with an increase in inventory of $1.7 million which was offset by a decrease in accounts receivable and deferred costs of $1.6 million and an increase in accounts payable and accruals and deferred revenues of $1.1 million. The decrease in accounts receivable was mainly due to a decrease in deferred costs of $1.9 million mainly due to recognition of cost of goods related to the sale of DDR products, that were deferred in 2006. The increase in accounts payable was due to the increase of $2.5 million in accrued expenses mainly due to increase in income tax payable, increase in employee bonuses and other related accounts and increase in royalties payable, offset by a decrease in deferred revenues mainly due to recognition of revenues related to the sale of DDR products, that were deferred in 2006.

Most of our sales contracts are denominated in United States dollars and as such, the increase in our revenues derived from customers located outside of the United States has not affected our cash flows from operations.

Investing Activities.  Net cash used in investing activities in 2008 was $26.4 million, primarily due to the investment of $79.7 million in marketable securities which was partially offset by proceeds of $58.7 million from sales and maturities of marketable securities.

Net cash used in investing activities in 2007 was $10.3 million, primarily due to the investment of $7.2 million in marketable securities and the purchase of fixed assets for networking and computer infrastructure equipment as well as research and development equipment $2.6 million.

Financing Activities.  Net cash provided by financing activities in 2008 was $0.9 million and was generated from the proceeds of $0.4 million from the exercise of options and excess tax benefits of $0.5 million from the exercise of options.

Net cash provided by financing activities in 2007 was $52.2 million and was generated from the proceeds of $45.7 million from our initial public offering (net of issuance costs) and $11.4 million of proceeds from the sale of our Series E2 redeemable convertible preferred shares offset by the early repayment of the $5 million loan from Lighthouse Capital Partners.

C. Research and Development

Our research and development activities take place in Raanana, Israel. As of December 31, 2008, 101 of our employees were engaged primarily in research and development. Our research and development team is composed of 44 platform engineers, 26 software engineers, 18 quality assurance personnel, six system engineers and six new product introduction engineers, as well as one system administrator. Our gross research and development expenditures were $15.7 million in 2008, $10.8 million in 2007 and $7.7 million in 2006.

Our research and development organization has four key functions: the development and maintenance of new hardware platforms, development and maintenance of new software, quality assurance at both a unit and systems level and future technical development and patent management. Our hardware activities include switch ASIC, circuit and mechanical design. Our software initiatives are focused on taking advantage of open-source software, where applicable, and building competitive differentiation for enhancing management and performance.

We also subcontract a portion of our research and development activities to various subcontractors. Our subcontracted services include mechanical and thermal design of our products, board layout, environmental testing and certain elements of our quality assurance.

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

F. Tabular Disclosure of Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2008, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and Other Obligations	Total	2009	2010	2011	2012	After 2012
	(In Thousands)
Operating leases(1)	$9,747	$1,789	$1,781	$1,716	$1,716	$2,745
Purchase commitments(2)	$5,412	$5,412	—	—	—	—
Total	$15,159	$7,201	$1,781	$1,716	$1,716	$2,745

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2008 was $2.7 million, of which $1.7 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $1.0 million.

(1)	Consists primarily of an operating lease for our facilities in Raanana, Israel and our U.S. subsidiary’s facilities in Billerica, Massachusetts.
(2)	Consists of commitments to purchase goods or services pursuant to agreements that are enforceable and legally binding and that specify all significant terms, including: (i) fixed or minimum quantities to be purchased, (ii) fixed, minimum or variable price provisions, and (iii) the approximate timing of the transaction. This relates primarily to our standard purchase orders with our vendors for the current manufacturing requirements which are filled by vendors in relatively short timeframes.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position
Miron (Ronnie) Kenneth	52	Chairman of the Board and Chief Executive Officer
Patrick Guay	42	Executive Vice President of Global Sales and General Manager of Voltaire, Inc.
Joshua Siegel	45	Chief Financial Officer
Jacob (Koby) Segal	49	Chief Operating Officer
Orit Goren	39	Vice President of Human Resources
Yaron Haviv	40	Chief Technology Officer
Amir Prescher	40	Vice President of Business Development
Asaf Somekh	41	Vice President of Marketing
Eric Benhamou(1)(2)	53	Director
Thomas J. Gill(1)(3)	50	Director
Dr. Yehoshua (Shuki) Gleitman	59	Director
P. Kevin Kilroy(2)(3)	54	Director
Nechemia (Chemi) J. Peres(3)	50	Director
Yoram Oron	61	Director
Yaffa Krindel(1)(2)	54	Outside Director
Rafi Maor(1)(3)	58	Outside Director

(1)	Member of our audit and finance committee.
(2)	Member of our nominating and governance committee.
(3)	Member of our compensation committee.

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

P. Kevin Kilroy has served as a director since January 2002. Mr. Kilroy was initially appointed by the company as an industry expert, but was later appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers, in March 2004. Mr. Kilroy is currently retired after serving from 2001 to 2008 as a Partner at Baker Capital. From February 2001 to September 2001, Mr. Kilroy served as the Vice President and General Manager of HP Middleware Division at the Hewlett-Packard Company, a global information technology company. Prior to that, from 1997 to 2001, Mr. Kilroy was Chief Executive Officer and Chairman for Bluestone Software, Inc., a provider of Internet software platforms, tools and technologies for Internet transactions, which was acquired by Hewlett-Packard in February 2001. Since 2001, Mr. Kilroy has served on the board of trustees of North Carolina Wesleyan College. Mr. Kilroy holds a B.A. in Political Science from North Carolina Wesleyan College.

Nechemia (Chemi) J. Peres has served as a director since March 2001. Since 1992, Mr. Peres has served as Managing Director of Mofet Israel Technology Fund Limited, an Israeli venture capital fund publicly traded on the Tel Aviv Stock Exchange, which he founded in 1992. Prior to Mofet, from 1998 to 1992, Mr. Peres was Vice President of Marketing and Business Development at Decision Systems Israel, a real-time software developer traded on the Tel Aviv Stock Exchange. From 1986 to 1998, Mr. Peres served as Senior Consultant to Israel Aircraft Industries, Ltd. a manufacturer of aerospace and large electronic systems. Since 1996, Mr. Peres has served as General Partner of Pitango Venture Capital, a venture capital firm formerly known as Polaris Venture Capital, which he co-founded in 1996. Mr. Peres also opened the Pitango Venture Capital office in Silicon Valley in 1998. Mr. Peres currently serves on the boards of numerous Pitango portfolio companies. Since 2003, Mr. Peres has been a member of the Executive Board of the Israel Venture Association, an organization representing the Israeli venture capital community, which he co-founded in 1996. Since 2002, Mr. Peres has served on the Board of the University Authority for the Applied Research and Industrial Development Ltd., the technology transfer company of Tel Aviv University, and, since 2003, Mr. Peres has served as Chairman of the Advisory Board of the Tel Aviv University Faculty of Management. Mr. Peres also has served on the Board of Governors of the Weizmann Institute of Science, an international center for scientific research and graduate study, since 2004. Mr. Peres holds a B.Sc. in Industrial Engineering and Management and an M.B.A. from Tel Aviv University, Israel.

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

Amir Prescher is a founder of Voltaire and has served as Executive Vice President of Business Development since 2008. Previously, from 2001 to 2008, Mr. Prescher served as our Vice President of Business Development. From 1999 to 2001, Mr. Prescher served as our Vice President of Marketing and, from 1997 to 1999, Mr. Prescher served as our Vice President of Research and Development. Prior to joining us, from 1987 to 1997, Mr. Prescher served as an officer in Israel’s Defense Forces Technical Intelligence Unit.

Asaf Somekh has served as our Vice President of Marketing since January 2009. Previously, from 2006 to 2008, Mr. Somekh served as Vice President of Strategic Alliances and from 2001 to 2005 as Director of Marketing. Prior to joining us, from 1997 to 2000, Mr. Somekh was Director of Software Development at Nexus Telocation Ltd. a provider of location based services. From 1994 to 1997, Mr. Somekh served as Software Manager at Aptel Ltd. a provider of wireless messaging solutions. From 1989 to 1993, Mr. Somekh served as IT Manager at Ernst & Young Israel. Mr. Somekh holds a B.Sc. in Computer Engineering from The Technion, Israel Institute of Technology and an M.B.A. from IMD in Lausanne, Switzerland.

B. Compensation

The aggregate compensation paid by us and our subsidiaries in 2008 to our directors and executive officers, including stock based compensation, was approximately $3.8 million. This amount includes approximately $0.2 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Under our Non-Employee Director Compensation Plan, we pay an annual cash retainer and per meeting cash fee to each of our non-employee directors and reimburse them for expenses arising from their board membership. In 2008, the annual cash retainer consisted of a base amount of $20,000 to each person serving as a director, plus an annual amount of up to $5,000 for membership or chairmanship on a committee of the board of directors. Our lead independent director, who is currently Eric Benhamou, received an additional annual cash retainer of $25,000. Each of our outside directors received an annual cash retainer equal to the lower of $26,000 and the maximum amount permitted under the Israeli regulations with respect to annual compensation of outside directors. Effective January 1, 2009, the cash compensation paid to our directors (other than the outside directors) was reduced by 10% as a result of current economic conditions. In addition, each future non-employee director receives upon his or her first election, and each existing non-employee director who does not currently hold options to purchase our ordinary shares, upon his or her first election, a grant of options to purchase 50,000 of our ordinary shares, subject to a four year vesting period. At such time as the options granted to each of our existing and future non-employee directors become fully vested and every twelve months thereafter, such director is granted additional options to purchase 12,500 of our ordinary shares, subject to a one-year vesting period. The vesting of the options granted to a non-employee director will be accelerated upon a change of control as part of which such non-employee director is asked to resign, is terminated or is not asked to become a director in the successor company.

C. Board Practice

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “Item 16F: Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by Nasdaq for domestic companies.

Board of Directors and Officers

Our articles of association permit us to have up to nine directors. Under our articles of association, our board of our directors (other than the outside directors, whose appointment is required under the Israeli Companies Law; see “— Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman will hold office until our annual meeting of shareholders to be held in 2009. Class III directors, consisting of Miron (Ronnie) Kenneth and P. Kevin Kilroy, will hold office until our annual meeting of shareholders to be held in 2010. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, were re-elected at the last annual meeting of the shareholders held in 2008, and will hold office until our annual meeting of shareholders to be held in 2011. The directors are re-elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office as described below.

Under our articles of association, the approval of a special majority of the holders of at least 75.0% of the voting rights present and voting at a general meeting (excluding abstentions) is generally required to remove any of our directors (other than the outside directors) from office. The holders of a majority of the voting power present and voting at a meeting (excluding abstentions) may elect directors in their stead or fill any vacancy, however created, in our board of directors. In addition, vacancies on our board of directors, other than vacancies created by an outside director, may be filled by a vote of a simple majority of the directors then in office. A director so chosen or appointed will hold office until the next annual general meeting of our shareholders or until a special general meeting is convened in order to fill such vacancy, unless earlier removed by the vote of a simple majority of the directors then in office prior to such shareholders meeting. See “— Outside Directors” for a description of the procedure for election of outside directors.

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

A person may not serve as an outside director if at the date of the person’s appointment or within the prior two years, the person, the person’s relatives, entities under the person’s control, the person’s partner or employer, or other person or entity to whom the person is directly or indirectly subordinate, have or had any affiliation with us or any entity controlled by or under common control with us during the prior two years, or which controls us at the time of such person’s appointment.

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

The initial term of an outside director is three years and he or she may be reelected to additional terms of three years each by a majority vote at a shareholders’ meeting, subject to the conditions described above for election of outside directors. Reelection to each additional term beyond the first extension must comply with the following additional conditions: (1) the audit committee and, subsequently, the board of directors confirmed that the reelection for an additional term is for the benefit of the company, taking into account the outside director’s expertise and special contribution to the function of the board of directors and its committees, and (2) the general meeting of the company’s shareholders, prior to its approval of the reelection of the outside director, was informed of the term previously served by him or her and of the reasons of the board of directors and audit committee for the extension of the outside director’s term. Outside directors may only be removed by the same majority of shareholders as is required for their election, or by a court, as follows: (1) if the board of directors is made aware of a concern that an outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, then the board of directors is required to discuss the concern and determine whether it is justified, and if the board of directors determines that the concern is justified, to call a special general meeting of the company’s shareholders, the agenda of which includes the dismissal of the outside director; and (2) at the request of a director or a shareholder of the company, a court may remove an outside director from office if it determines that the outside director has ceased to meet the statutory requirements for his or her appointment, or has violated his or her duty of loyalty to the company, or (3) at the request of the company, a director, a shareholder or a creditor of the company, a court may remove an outside director from office if it determines that the outside director is unable to perform his or her duties on a regular basis, or is convicted of certain offenses set forth in the Companies Law. In addition, an outside director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice. If the vacancy of an outside directorship causes the company to have fewer than two outside directors, a company’s board of directors is required under the Companies Law to call a special general meeting of the company’s shareholders as soon as possible to appoint a new outside director.

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

Nasdaq Requirements

Under the rules of The Nasdaq Global Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Miron (Ronnie) Kenneth, meet the independence standards contained in the rules of The Nasdaq Global Market. We do not believe that any of these directors has a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

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

We have entered into agreements with each of our directors and executive officers exculpating them, to the fullest extent permitted by law, from liability to us for damages caused to us as a result of a breach of duty of care, and undertaking to indemnify them to the fullest extent permitted by law. This indemnification is limited to events determined as foreseeable by the board of directors based on our activities, and to an amount or according to criteria determined by the board of directors as reasonable under the circumstances, and the insurance is subject to our discretion depending on its availability, effectiveness and cost. The current maximum amount set forth in such agreements is the greater of (1) with respect to indemnification in connection with a public offering of our securities, the gross proceeds raised by us and/or any selling shareholder in such public offering, and (2) with respect to all permitted indemnification, including a public offering of our securities, an amount equal to 50% of our shareholders’ equity on a consolidated basis, based on our most recent financial statements made publicly available before the date on which the indemnity payment is made. In the opinion of the U.S. Securities and Exchange Commission, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

D. Employees

As of December 31, 2008, we had 195 employees, including students and subcontractors of whom 151 were based in Israel, 37 in the United States, four in Asia and three in Europe. The breakdown of our employees, including students and subcontractors, by department is as follows:

	December 31,
Department	2006	2007	2008
Management	8	8	8
Operations	15	17	19
Research and development	79	90	101
Sales and marketing	30	38	48
General and administration	9	21	19
Total	141	174	195

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

E. Share Ownership

Share Ownership by Directors and Executive Officers

As of February 28, 2009, all our directors and executive officers as a group beneficially owned 8,570,862 ordinary shares (representing approximately 37.4% of our outstanding shares as of such date). Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The definition also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of February 28, 2009.

The following table provides information regarding the ordinary shares beneficially owned by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares within 60 days of February 28, 2009:

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Nechemia (Chemi) J. Peres	3,391,120	16.2%
Yoram Oron	2,116,677	10.1
Miron (Ronnie) Kenneth	1,143,745	5.2
Dr. Yehoshua (Shuki) Gleitman	931,956	4.4
Eric Benhamou	206,497	1.0

Please refer to “Item 7. Major Shareholders and Related Party Transactions, A. Major Shareholders” for information regarding the beneficial ownership of the persons listed in the table above.

The following table provides information regarding the options to purchase our ordinary shares by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares within 60 days of February 28, 2009:

Name	Number of Shares Underlying Options	Exercise Price	Expiration Date	Total Shares Underlying Options
Miron (Ronnie) Kenneth	692,863	$1.00	July 13, 2014
	141,332	1.00	June 5, 2015
	184,172	1.00	January 1, 2016
	27,101	4.40	February 22, 2017
	275,799	8.00	May 21, 2017
	100,000	4.97	June 30, 2018	1,421,267
Eric Benhamou	88,628	4.40	March 23, 2017	88,628
Nechemia (Chemi) J. Peres	50,000	4.97	June 30, 2018	50,000
Yoram Oron	50,000	4.97	June 30, 2018	50,000

Share Option Plans

We have four stock option plans and, as of February 28, 2009, we had 5,384,621 ordinary shares reserved for issuance under these plans (excluding 576,059 ordinary shares already issued upon exercise of options granted pursuant to such plans), with respect to which options to purchase 4,507,217 ordinary shares at a weighted average exercise price of $3.27 and options to purchase 2,505 ordinary shares at an exercise price of $320.00 were outstanding. As of February 28, 2009, options to purchase 2,570,279 ordinary shares were vested and exercisable. Any shares underlying any option that terminates without exercise under any of our plans become available for future issuance under our 2007 Incentive Compensation Plan, or the 2007 Plan.

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

As of February 28, 2009, we had 874,899 ordinary shares that remained available for issuance and were not subject to outstanding awards under our plans. As of February 28, 2009 there were options to purchase 1,556,037 ordinary shares outstanding under the 2007 Plan, of which 145,138 were vested and exercisable.

The number of ordinary shares that we may issue under the 2007 Plan increases on the first day of each fiscal year during the term of the 2007 Plan, in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 4.0% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. Accordingly, on January 1, 2009, the number of reserved shares was increased by 838,566, representing 4.0% of our outstanding ordinary shares on December 31, 2008. The number of shares subject to the 2007 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2007 Plan or our 2003 Section 102 Plan, 2001 Section 102 Plan or 2001 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2007 Plan.

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

The 2003 Section 102 Stock Option/Stock Purchase Plan

The 2003 Section 102 Stock Option/Stock Purchase Plan, or the 2003 Section 102 Plan, provides for the grant of stock options or issuance of shares under share purchase agreements to our and our affiliates’ employees, including officers and directors. As of February 28, 2009, there were (i) options to purchase 2,225,954 ordinary shares outstanding under the 2003 Section 102 Plan, of which 1,883,704 were vested and exercisable and (ii) options to purchase 177,653 ordinary shares under the 2003 Section 102 Plan that were already exercised.

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

Options under the 2003 Section 102 Plan generally vest and become exercisable over a period of four years with 25% vesting on the first anniversary of the vesting start date and 6.25% vesting at the end of each subsequent three months period. See “Certain Relationships and Related Party Transactions — Agreements with Directors and Officers — Employment Agreements” for a description of accelerating provisions applicable to options held by Miron (Ronnie) Kenneth, Patrick Guay and executive officers. Options generally expire ten years from the grant date. Options may not be transferred, except upon the grantee’s death by will or the laws of descent and distribution.

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

The 2001 Section 102 Stock Option/Stock Purchase Plan

The 2001 Section 102 Stock Option/Stock Purchase Plan, or the 2001 Section 102 Plan provided for the grant of shares or share options to our employees. As of February 28, 2009, there were options to purchase 1,102 ordinary shares outstanding under the 2001 Section 102 Plan, all of which were vested and exercisable, and none of which were exercised.

The terms of the 2001 Section 102 Plan are intended to comply with Section 102 of the ordinance, as was in effect in 2001 and prior to its amendment in 2003, which allows employees, who are considered Israeli residents for tax purposes, to receive favorable tax treatment for compensation in the form of shares or share options. Other than the different tax treatment, the terms of our 2001 Section 102 Plan are substantially similar to the terms of our 2003 Section 102 Plan. Our 2001 Section 102 Plan will terminate in 2011.

2001 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 Plan, provides for the grant of stock options to our and our affiliates’ consultants and advisors and non-Israeli employees, officers and directors. As of February 28, 2009, there were: (i) options to purchase 726,629 ordinary shares outstanding under the 2001 Plan, of which 540,335 were vested and exercisable, and (ii) options to purchase 398,406 ordinary shares under the 2001 Plan that were already exercised.

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

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of February 28, 2009 regarding the beneficial ownership of our outstanding ordinary shares by each person who we know beneficially owns 5.0% or more of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of February 28, 2009. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

As of February 28, 2009, we are aware of 15 U.S. persons and entities that are holders of record of our shares holding an aggregate of 4,245,266 shares representing 20.2% of our outstanding shares.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal shareholders:
BCF II Belgium Holding SPRL(1)	4,270,522	20.4%
Pitango Venture Capital Group(2)	3,291,120	15.7
Vertex Venture Capital Group(3)	2,116,677	10.1
Diker Management, LLC(4)	2,023,116	9.6

(1)	Based on a Schedule 13G filed on February 4, 2009, consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 0.08% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 99.92% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.
(2)	Based on a Schedule 13G filed on February 20, 2008, consists of 1,837,061 shares owned by Pitango Venture Capital Fund III (Israeli Sub) LP, 169,827 shares owned by Pitango Venture Capital Fund III (Israeli Sub) Non Q LP, 496,740 shares owned by Pitango Venture Capital Fund III (Israeli Investors) LP, 129,328 shares owned by Pitango Venture Capital Fund III Trusts 2000 Ltd., 64,664 shares owned by Pitango Principals Fund III (Israel) LP, 274,245 shares owned by Pitango Fund II Opportunity Annex Fund L.P., 9,192 shares owned by Pitango Fund II Opportunity Annex Fund (ICA) LP, 83,232 shares owned by Pitango Fund II (Tax Exempt Investors) LLC, 48,962 shares owned by DS Polaris Trust Company (Foreign Residents) (1997) Ltd., 20,807 shares owned by Pitango Fund II, LP, 54,933 shares owned by Pitango Fund II, LLC, 3,166 shares owned by DS Polaris Ltd. and 98,963 shares owned by Pitango II Holdings LLC (collectively, the “Pitango Funds”). The Pitango Funds are managed, directly or indirectly, by the following individuals: Rami Kalish, Chemi J. Peres (our director), Aaron Mankovski, Isaac Hillel, Rami Beracha, Bruce Crocker and Zeev Binman, none of which has sole voting or investment power of such shares and each of which has shared voting and investment power of such shares (along with Isaac Shrem in the case of such shares held by Pitango Fund II Opportunity Annex Fund L.P., Pitango Fund II Opportunity Annex Fund (ICA) LP, Pitango Fund II (Tax-Exempt Investors) LLC, DS Polaris Trust

Company (Foreign Residents) (1997) Ltd., Pitango Fund II, LP, Pitango Fund II, LLC and DS Polaris Ltd.). Each such individual disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Pitango Venture Capital Group is 11 Hamenofim Street, Building B, Herzeliya 46725, Israel.
(3)	Based on a Schedule 13G filed on February 5, 2008, consists of 1,569,982 shares owned by Vertex Israel II (C.I.) Fund LP, 283,264 shares owned by Vertex Israel II (A) Fund LP, 43,424 shares owned by Vertex Israel II (B) Fund LP, 200,422 shares owned by Vertex Israel II Discount Fund LP and 19,585 shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.
(4)	Based on a Schedule 13G filed on February 17, 2009, consists of 2,023,116 shares owned by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd., (collectively, the “Diker Funds”). Diker GP, LLC, a Delaware limited liability company (“Diker GP”), is the general partner, and Diker Management, LLC, a Delaware limited liability company (“Diker Management”), is the investment manager, of each of the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management. The address of the Diker Funds, Diker GP, Diker Management, Charles M. Diker and Mark N. Diker is 745 Fifth Avenue, Suite 1409, New York, New York 10151.

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

Registration Rights

We have entered into an amended and restated shareholders’ rights agreement with certain of our shareholders pursuant to which, as of February 28, 2009, 10,772,458 ordinary shares resulting from conversion of our issued and outstanding preferred shares are entitled to the registration rights described below. Under this agreement, the following entities which beneficially own more than 5.0% of our ordinary shares are entitled to registration rights: BCF II Belgium Holding SPRL, an affiliate of Baker Capital, Vertex Venture Capital Group and Pitango Venture Capital Group.

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

Registration on Form F-3 or S-3.  Assuming we are eligible to file a registration statement on Form F-3 or S-3, we will file such a registration statement at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital Group or Pitango Venture Capital Group. These shareholders may request such a registration no more than once every six months. In addition, we will file either such registration statement on Form F-3 or S-3 at the request our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series C preferred shares or our Series D preferred shares that are entitled to registration rights. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3 or S-3, (2) each registration on Form F-3 or S-3 must be for anticipated proceeds of at least $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our preferred shares.

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

Agreements with Directors and Officers

We have entered into written employment agreements with all of our executive officers. Each of these agreements contains provisions regarding noncompetition, confidentiality of information and assignment of inventions. The enforceability of covenants not to compete in Israel and the United States is subject to limitations. The provisions of certain of our executive officers’ employment agreements contain termination or change of control provisions as set forth below:

Employment of Miron (Ronnie) Kenneth.  In July 2008 we entered into an agreement with Mr. Kenneth governing the terms of his employment with us for the position of Chief Executive Officer, replacing his previous agreement of January 2002. In addition, Mr. Kenneth has executed an agreement containing standard provisions relating to confidentiality and assignment of inventions. Under the employment agreement, Mr. Kenneth will be eligible to receive an annual performance bonus, the amount of which will not exceed $125,000 and will be determined within a reasonable period following the start of the fiscal year, such that at least 70% of such bonus (unless otherwise agreed to by our board of directors or a committee to which it delegated such power and by Mr. Kenneth) will be dependent on achievement of specified corporate and/or personal performance goals. Mr. Kenneth’s salary is grossed up to cover applicable taxes in connection with the use of a car or reimbursement of costs associated with use of such car.

We may terminate Mr. Kenneth’s employment upon 90 days prior written notice, and we may terminate Mr. Kenneth’s employment immediately upon justifiable cause (as defined in the employment agreement) or the disability of Mr. Kenneth (as defined in the employment agreement). Mr. Kenneth may terminate his employment with us upon six months prior written notice. If Mr. Kenneth is involuntarily terminated without justifiable cause or if Mr. Kenneth voluntarily terminates his employment for good reason (as defined in the employment agreement) or in the event that Mr. Kenneth’s employment is terminated due to his disability, 50% of Mr. Kenneth’s then unvested options will vest immediately and in the event of his death 100% of his unvested options will vest immediately. In the event of a change in control (as defined in our 2007 Incentive Compensation Plan) 50% of Mr. Kenneth’s then unvested options will vest immediately and Mr. Kenneth’s remaining unvested options will vest over a period of one year from the date of the transaction, or their otherwise remaining vesting period if shorter, on a monthly basis. If Mr. Kenneth is involuntarily terminated without justifiable cause or if Mr. Kenneth voluntarily terminates his employment for good reason during this remaining vesting period after a change in control, Mr. Kenneth’s unvested options will vest immediately and remain exercisable for a period of 24 months following termination. If Mr. Kenneth’s employment is involuntarily terminated without justifiable cause or if Mr. Kenneth voluntarily terminates his employment for good reason or in the event of termination due to death or disability, Mr. Kenneth will also be eligible to receive the continuation of salary and (other than in case of death) benefits for six months after such termination and a pro rated annual bonus.

Employment of Patrick Guay.  In April 2005, Voltaire, Inc. entered into an agreement with Mr. Guay governing the terms of his employment with Voltaire, Inc. for the position of Vice President of Marketing, and subsequently his current position of Executive Vice President of Global Sales and General Manager of Voltaire, Inc. The agreement contains standard employment provisions, including provisions relating to confidentiality and assignment of inventions. Either party may terminate Mr. Guay’s employment upon prior written notice. If we terminate his employment for any reason other than cause (as defined in the employment agreement), or if Mr. Guay terminates his employment for good reason (as defined in the employment agreement), we will pay Mr. Guay his base salary for three months, and the pro-rated value of any bonus earned during the three months prior to termination. All of Mr. Guay’s unvested options will vest in full if we terminate Mr. Guay’s employment without cause, or if Mr. Guay terminates his employment for good reason within 12 months following a change in control (as defined in the employment agreement).

Employment of Executive Officers.  We added an acceleration of vesting clause to the option agreements with our executive officers. All of the unvested options of an executive officer will vest in full if we terminate his or her employment without cause, or if he or she terminates his or her employment for good reason within 12 months following a change in control (as defined in our 2007 Incentive Compensation Plan).

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2008.

Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares began trading publicly on July 26, 2007. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by The Nasdaq Global Market.

Year	High	Low
2007	$8.40	$5.40
2008	$6.65	$2.25

Quarter	High	Low
2007
Fourth quarter	$8.00	$6.05
2008
First quarter	$6.65	$4.98
Second quarter	$6.20	$4.64
Third quarter	$4.89	$3.84
Fourth quarter	$3.90	$2.25

Most Recent Six Months	High	Low
February 2009	$2.67	$2.37
January 2009	$3.00	$2.24
December 2008	$3.00	$2.50
November 2008	$2.91	$2.38
October 2008	$3.90	$2.25
September 2009	$4.22	$3.86

On February 28, 2009, the last reported close price of our ordinary shares on The Nasdaq Stock Market was $2.37 per share. According to our transfer agent, as of February 28, 2009, there were approximately 79 holders of record of our ordinary shares.

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

Shareholder Meetings

We are required to convene an annual general meeting of our shareholders once every calendar year within a period of not more than 15 months following the preceding annual general meeting. Our board of directors may convene a special general meeting of our shareholders and is required to do so at the request of two directors or one quarter of the members of our board of directors or at the request of one or more holders of 5.0% or more of our share capital and 1.0% of our voting power or the holder or holders of 5.0% or more of our voting power. All shareholder meetings require prior notice of at least 21 days or, in certain cases, 35 days. The chairperson of our board of directors presides over our general meetings. In the absence of the chairperson of the board of directors or such other person, one of the members of the board designated by a majority of the directors presides over the meeting. If no director is designated to preside as chairperson, then the shareholders present will choose one of the shareholders present to be chairperson. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and 40 days prior to the date of the meeting.

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

Under the Companies Law, unless otherwise provided in the articles of association or applicable law, all resolutions of the shareholders require a simple majority. A resolution for the voluntary winding up of the company requires the approval by the holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution. Under our articles of association (1) resolutions to change the minimum and maximum number of our directors and to remove a serving director from office require the approval of holders of at least 75.0% of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting on the resolution (excluding abstentions), and (2) resolutions to amend the provisions of our articles of association with respect to the minimum and maximum number of our directors, the manner of filling vacancies on our board of directors, the terms of our classified board structure and the eligibility of a director to stand for re-election, and the nomination of persons as candidates to serve as directors, require the approval of the holders of at least two-thirds of our voting securities then outstanding.

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

C. Material Contracts

Summaries of the following material contracts are included in this Annual Report in the places indicated:

Material Contract	Location
Letter Agreement with Sanmina-SCI Corporation, dated October 12, 2004,	Item 4.B: Information on the Company — Business Overview — Manufacturing and Supply.
Contract Manufacturing Agreement with Zicon Ltd., dated June 24, 2008,	Item 4.B: Information on the Company — Business Overview — Manufacturing and Supply.
Purchase Agreement with Mellanox Technologies Ltd., dated October 7, 2005.	Item 4.B: Information on the Company — Business Overview — Manufacturing and Supply.

Material Contract	Location
Base Agreement with International Business Machine Corporation (IBM), dated October 15, 2004; Statement of Work for Base Agreement with IBM, November 19, 2004 and its Amendment #7 dated October 10, 2007; Technical Services Agreement with IBM, dated December 14, 2005; Statement of Work for Technical Services and Interoperability Verification with IBM, dated December 14, 2005.	Item 4.B: Information on the Company — Business Overview — Customers.
Amended and Restated Shareholders Rights’ Agreement	Item 7.B: Related Party Transactions — Registration Rights.

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

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 27% of their taxable income in 2008. The corporate tax rate is scheduled to decline to 26% in 2009 and 25% in 2010 and thereafter. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008, the Inflationary Adjustments Law was abolished effective as of January 1, 2008, subject however to transition provisions and other special provisions for prevention of distortion in the tax calculations. The Inflationary Adjustments Law was highly complex. Its features, which were material to us, can be generally described as follows:

•	Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year. As of the year 2008 and thereafter no deduction will be permitted, however, the unused portion of deductions accumulated until December 31, 2007 will be deducted from the taxable income of 2008, with no adjustment to the inflation at 2008.
•	If the company’s depreciated cost of Fixed Assets exceeds its equity, then the excess multiplied by the applicable annual rate of inflation is added to the company’s ordinary income. As of the year 2008 and thereafter no excess will be added.

•	Subject to certain limitations, depreciation deductions on Fixed Assets and losses carried forward are adjusted for inflation based on the change in the consumer price index. Depreciation regulation will continue to apply but losses carried forward will be adjusted only until December 31, 2007.

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

Pursuant to the amendment to the Investment Law, only approved enterprises receiving cash grants require the approval of the Investment Center. The Investment Center was entitled to approve such programs only until December 31, 2007. Approved Enterprises which do not receive benefits in the form of governmental cash grants, such as benefits in the form of tax benefits, are no longer required to obtain this approval (such enterprises are referred to as privileged enterprises). However, a privileged enterprise is required to comply with certain requirements and make certain investments as specified in the amended Investment Law.

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

The amendment to the Investment Law changes the definition of “foreign investment” so that the definition now requires a minimal investment of NIS 5.0 million by foreign investors. Such definition now also includes acquisitions of shares of a company from other shareholders, provided that the total cost of such acquisitions is at least NIS 5.0 million and the company’s outstanding and paid-up share capital exceeds NIS 5.0 million. These changes take effect retroactively from 2003.

As a result of the amendment, tax-exempt income generated under the provisions of the Investment Law, will subject us to taxes upon distribution of such income, purchase of shares from shareholder by the company or liquidation, and we may be required to record a deferred tax liability with respect to such tax-exempt income.

Taxation of our Shareholders

Taxation of Non-Israeli Shareholders on Receipt of Dividends.  Non-residents of Israel are generally subject to Israeli income tax on the receipt of dividends paid on our ordinary shares at the rate of 20%, which tax will be withheld at source, unless a different rate is provided in a treaty between Israel and the shareholder’s country of residence. With respect to a person who is a “substantial shareholder” at the time receiving the dividend or on any date in the twelve months preceding it, the applicable tax rate is 25%. A “substantial shareholder” is generally a person who alone or together with such person’s relative or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights how to act, and all regardless of the source of such right. Under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld in Israel on dividends paid to a holder of our ordinary shares who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) is 25%. However, generally, the maximum rate of withholding tax on dividends, not generated by our Approved Enterprise, that are paid to a U.S. corporation holding 10% or more of our outstanding voting capital throughout the tax year in which the dividend is distributed as well as the previous tax year, is 12.5%. Furthermore, dividends paid from income derived from our Approved Enterprise are subject, under certain conditions, to withholding at the rate of 15%. We cannot assure you that we will designate the profits that are being distributed in a way that will reduce shareholders’ tax liability.

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

Under the U.S.-Israel Tax Treaty, the sale, exchange or disposition of our ordinary shares by a shareholder who is a U.S. resident (for purposes of the U.S.-Israel Tax Treaty) holding the ordinary shares as a capital asset is exempt from Israeli capital gains tax unless either (i) the shareholder holds, directly or indirectly, shares representing 10% or more of our voting capital during any part of the 12-month period preceding such sale, exchange or disposition or (ii) the capital gains arising from such sale are attributable to a permanent establishment of the shareholder located in Israel. However, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The Treaty does not relate to U.S. state or local taxes.

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

We must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to value our assets as determined under the market capitalization method by taking into account other factors, such as a control premium, to more accurately determine fair market value. Based on certain estimates of our gross income and the average value of our gross assets, the latter determined by reference to the market value of our shares, adjusted as appropriate, we believe that we would not be classified as a PFIC for the taxable year ending December 31, 2008. We have obtained an opinion from Special U.S. Tax Counsel that, based on an independent valuation of our company that employed a modified market capitalization approach to reflect the market volatility of 2008, it is more likely than not that we were not a PFIC for our taxable year ending December 31, 2008. There can be no certainty, however, that the IRS will agree with our position. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “— Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2008, or any other tax year. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long term capital gains discussed above under “Distributions.”

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

Under certain circumstances, ordinary shares owned by a Non-U.S. Holder may be attributed to a U.S. person owning an interest, directly or indirectly, in the Non-U.S. Holder. In this event, distributions and other transactions in respect of such ordinary shares may be treated as excess distributions with respect to such U.S. person, and a QEF election may be made by such U.S. person with respect to its indirect interest in us, subject to the discussion in the preceding paragraphs.

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

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the New Israeli Shekel (“NIS”) and the Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS exchange rate. In 2008, we derived nearly all our revenues in U.S. dollars and the remaining portion in NIS.A substantial portion of our expenses were denominated in NIS and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of facilities-related and salaries and benefit-related expenses of our Israeli operations. We anticipate that a material portion of our expenses will continue to be denominated in NIS. During 2008, we adopted a new hedging policy to hedge a substantial portion of our currency risk through financial instruments such as forward positions and currency options. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins, however, it will be mitigated substantially under our hedging practice. To date, on an annual basis, fluctuations in the exchange rates between either the U.S. dollar and the NIS or the U.S. dollar and any other currency have not materially affected our results of operations or financial condition for the periods under review.

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

Use of Proceeds

The effective date of the registration statement (File No. 333-144439) for our initial public offering of ordinary shares, par value NIS 0.01, was July 25, 2007.The net proceeds that we received from the offering were $45.7 million.

A portion of the net proceeds have been used for working capital and capital expenditures and the balance is held in cash, cash equivalents and marketable securities.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2008. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2008, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, our management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2008.

All internal control systems no matter how well designed have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurances with respect to the preparation and presentation of financial statements.

(c) Attestation Report of the Independent Registered Public Accounting Firm

This annual report does not include an attestation report of our registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

(d) Changes in Internal Control Over Financial Reporting

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

Item 16B. Code of Ethics

We have adopted a code of ethics applicable to our Chief Executive Officer, Chief Financial Officer, controller and persons performing similar functions. This code has been posted on our website, wwww.voltaire.com.

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees billed by Kesselman & Kesselman (C.P.A. Isr.) and other member firms of PricewaterhouseCoopers International Limited to us for the years ended December 31, 2008 and 2007:

	Year Ended December 31,
	2007	2008
	(Unaudited) (In Thousands)
Audit fees(1)	$492	$177
Audit-related fees	—	—
Tax fees(2)	35	23
All other fees(3)	—	40
Total	$527	$240

(1)	“Audit fees” include fees for services performed by our independent public accounting firm in connection with our registration statement on Form F-1 for our initial public offering, Form 20-F and consultation concerning financial accounting and reporting standards.
(2)	“Tax fees” include fees for professional services rendered by our independent registered public accounting firm for tax compliance and tax advice on actual or contemplated transactions.
(3)	“Other fees” include fees for services rendered by our independent registered public accounting firm with respect to SOX audit.

Our audit committee pre-approved all audit and non-audit services provided to us and to our subsidiaries during the periods listed above.

Item 16D. Exemptions from the Listing Standards for Audit Committees

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Global Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the following items:

•	Quorum Requirement for Shareholder Meetings. Under our articles of association, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders present in person, by proxy or by written ballot, who hold or represent between them at least 25% of the voting power of our shares, instead of 33 1/3% of the issued share capital provided by under Rule 4350(f) of The Nasdaq Stock Market Rules. This quorum requirement is the default requirement under the Israeli Companies law.
•	Shareholder Approval of Equity Compensation Plans. We have elected to follow Israeli law requirements with respect to shareholder approval for the establishment of, or material amendment to, any stock option or purchase plan, or other equity compensation arrangement in place of the shareholder approval requirements under Rule 4350(i)(1)(A) of the Nasdaq Stock Market Rules. There is no requirement under Israeli law for shareholder approval for adoption or amendment of stock option plans.

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

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

See pages F-1 to F-28 incorporated herein by reference.

Item 19. Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VOLTAIRE LTD.
Date: April 1, 2009	By: /s/ Miron (Ronnie) Kenneth Name: Miron (Ronnie) Kenneth Title: Chief Executive Officer and Chairman

ANNUAL REPORT ON FORM 20-F

INDEX OF EXHIBITS

Exhibit	Description
1.1	Memorandum of Association of the Registrant (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
1.2	Articles of Association of the Registrant (incorporated by reference to Exhibit 3.3 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
2.1	Specimen Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
2.2	Amended and Restated Shareholders Rights’ Agreement, dated as of July 1, 2007, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.4 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.1	Share Purchase Agreement, dated as of February 1, 2007, by and among the Registrant and the parties thereto (incorporated by reference to Exhibit 10.3 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.2	Purchase Agreement, dated October 7, 2005, between the Registrant and Mellanox Technologies Ltd. (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.3	Letter Agreement, dated October 12, 2004, between the Registrant and Sanmina-SCI Corporation (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.4	Base Agreement, dated October 15, 2004, between International Business Machine Corporation (IBM) and Voltaire, Inc. (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.5	Statement of Work for Base Agreement, dated November 19, 2004, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.8 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.6	Technical Services Agreement, dated December 14, 2005, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.9 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.7	Statement of Work for Technical Services and Interoperability Verification, dated December 14, 2005, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 10.10 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.8	Purchase Agreement, dated October 8, 2004, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.9	Software License and Distribution Agreement, dated August 28, 2006, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.10	Addendum 1 to Purchase Agreement, dated December 16, 2005, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†
4.11	First Amendment to Purchase Agreement, dated July 20, 2005, between Hewlett-Packard Company and Voltaire, Inc. (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†

Exhibit	Description
4.12	2001 Stock Option Plan (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.13	2001 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.14	2003 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.15	2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.16	Form of Director and Officer Letter of Indemnification (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.17	Amendment 7 to Statement of Work for Base Agreement, dated October 10, 2007, between IBM and Voltaire, Inc. (incorporated by reference to Exhibit 4.17 of the Annual Report on Form 20-F (File No. 001-33611) for the year ended December 31, 2007, filed with the Commission on May 5, 2008).
4.18	Contract Manufacturing Agreement, dated June 24, 2008, between Zicon Ltd. and the Company.†
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Kesselman & Kesselman.

†	Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act.
*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

The amounts are stated in U.S. dollars in thousands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
VOLTAIRE LTD.

We have audited the consolidated balance sheets of Voltaire Ltd. (the “Company”) and its subsidiaries as of December 31, 2007 and 2008 and the related consolidated statements of operations, of redeemable convertible preferred shares and shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2007 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for income tax uncertainties.

Tel-Aviv, Israel April 1, 2009	/s/ Kesselman & Kesselman Kesselman & Kesselman Certified Public Accountants (Isr.)

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands)

	December 31,
	2007	2008
ASSETS
Current assets:
Cash and cash equivalents	$52,239	$24,768
Short-term investments (note 3,4)	6,142	28,252
Restricted deposits	—	1,478
Accounts receivable (note 11a):
Trade	9,772	9,787
Other	1,390	1,486
Deferred costs	672	—
Inventories (note 11b)	5,683	5,198
Total current assets	75,898	70,969
Investments:
Restricted long-term deposit	241	321
Long-term deposits	160	183
Marketable securities (note 3,4)	995	987
Funds in respect of employee rights upon retirement	1,252	1,631
Total investments	2,648	3,122
Deferred income taxes	967	1,125
Property and equipment, net of accumulated depreciation and amortization (note 5)	3,010	3,657
Total assets	$82,523	$78,873

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in Thousands, Except Share and per Share Data)

	December 31,
	2007	2008
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accruals:
Trade	$6,364	$4,539
Other (note 11c)	6,134	4,408
Deferred revenues (note 11d)	3,792	3,469
Total current liabilities	16,290	12,416
Long-term liabilities:
Accrued severance pay (note 6)	2,006	2,634
Deferred revenues (note 11d)	2,524	3,311
Other long-term liabilities	—	861
Total long-term liabilities	4,530	6,806
Commitments and contingent liabilities (note 7)
Total liabilities	20,820	19,222
Shareholders’ equity (note 9):
Ordinary shares of NIS 0.01 par value:
Authorized 200,000,000 shares at December 31, 2007 and December 31, 2008; issued and outstanding 20,545,855 at December 31, 2007 and 20,964,152 at December 31, 2008;	2,786	2,787
Additional paid-in capital	147,194	150,129
Accumulated other comprehensive income (loss)	(4)	16
Accumulated deficit	(88,273)	(93,281)
Total shareholders’ equity	61,703	59,651
Total liabilities and shareholders’ equity	$82,523	$78,873

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollars in Thousands, Except per Share Data)

	Year ended December 31,
	2006	2007	2008
Revenues	$30,427	$53,115	$61,592
Cost of revenues	*19,476	30,472	30,957
Gross profit	10,951	22,643	30,635
Operating expenses:
Research and development	7,694	10,796	15,692
Sales and marketing	8,281	10,483	13,205
General and administrative	*3,281	4,626	7,396
Total operating expenses	19,256	25,905	36,293
Loss from operations	(8,305)	(3,262)	(5,658)
Financial income	—	1,016	1,452
Financial expenses	(460)	(1,190)	(26)
Loss before tax benefit (tax expenses)	(8,765)	(3,436)	(4,232)
Tax benefit (tax expenses)	(84)	284	(776)
Net loss	(8,849)	(3,152)	(5,008)
Accretion of redeemable convertible preferred shares	(3,573)	(23,608)	—
Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	(535)	(1,386)	—
Net loss attributable to ordinary shareholders	$(12,957)	$(28,146)	$(5,008)
Net loss per share attributable to ordinary shareholders – Basic and diluted	$(19.92)	$(3.06)	$(0.24)
Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders – Basic and diluted	650,476	9,194,980	20,777,243

*	Reclassified — see note 2m.

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S. Dollars in Thousands, Except Share Data)

	Redeemable Convertible Preferred Shares		Number of Shares	Amount
	Shares	Amount	Ordinary Shares	Ordinary Shares	Junior Liquidation Securities	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Capital Deficiency)
Balance at January 1, 2006	12,143,970	$59,482	645,419	$2,293	$1,800	$599	$—	$(49,841)	$(45,149)
Changes during 2006:
Exercise of options by employees			19,395	72		(54)			18
Employee share-based compensation expenses						213			213
Non-employee share-based compensation expenses						97			97
Accretion of redeemable convertible preferred shares		3,573				(320)		(3,253)	(3,573)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		535				(535)			(535)
Net loss								(8,849)	(8,849)
Balance at December 31, 2006	12,143,970	$63,590	664,814	$2,365	$1,800	$—	$—	$(61,943)	$(57,778)
Cumulative adjustment from adoption of FIN 48								(221)	(221)
Balance at January 1, 2007	12,143,970	$63,590	664,814	$2,365	$1,800	$—	$—	$(62,164)	$(57,999)
Changes during 2007:
Unrealized loss on available-for-sale securities							(4)		(4)
Net loss								(3,152)	(3,152)
Total comprehensive loss							(4)	(3,152)	(3,156)
Exercise of options by employees			164,417	375		(211)			164
Employee share-based compensation expenses						956			956
Non-employee share-based compensation expenses						59			59
Issuance of Series E2 redeemable convertible preferred share, net of issuance costs of $19	1,802,654	11,374
Accretion of redeemable convertible preferred shares		23,608				(2,037)		(21,571)	(23,608)

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)
(U.S. Dollars in Thousands, Except Share Data)

	Redeemable Convertible Preferred Shares		Number of Shares	Amount
	Shares	Amount	Ordinary Shares	Ordinary Shares	Junior Liquidation Securities	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Shareholders’ Equity (Capital Deficiency)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares		1,386						(1,386)	(1,386)
Issuance of ordinary shares by IPO, net of issuance costs of $2,600			5,770,000	13		45,683			45,696
Conversion of Redeemable preferred shares into ordinary shares	(13,946,624)	(99,958)	13,946,624	33		99,925			99,958
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares						1,019			1,019
Cancelation of Junior Liquidation Securities					(1,800)	1,800
Balance at December 31, 2007	—	$—	20,545,855	$2,786	$—	$147,194	$(4)	$(88,273)	$61,703
Balance at January 1, 2008	—	$—	20,545,855	$2,786	$—	$147,194	$(4)	$(88,273)	$61,703
Changes during 2008:
Unrealized income from available-for-sale securities, net							30		30
Unrealized losses on derivative instruments, net							(10)		(10)
Net loss								(5,008)	(5,008)
Total comprehensive loss							20	(5,008)	(4,988)
Exercise of options by employees			418,297	1		374			375
Employee share-based compensation expenses						1,970			1,970
Non-employee share-based compensation expenses						25			25
Excess tax benefit on options exercised						566			566
Balance at December 31, 2008	—	$—	20,964,152	$2,787	$—	$150,129	$16	$(93,281)	$59,651

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. Dollars in Thousands)

	Year Ended December 31,
	2006	2007	2008
Cash flows from operating activities:
Net loss	$(8,849)	$(3,152)	$(5,008)
Adjustments required to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation of property and equipment	608	990	1,676
Amortization of discount and premium related to marketable securities, net	—	—	(121)
Deferred income taxes	—	(1,032)	(206)
Change in accrued severance pay	418	595	785
Loss in funds in respect of employee rights upon retirement	—	—	132
Non-cash share-based compensation expenses	310	1,015	1,995
Amortization of deferred charges	70	346	—
Revaluation of warrant liabilities	279	324	—
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable and deferred costs	(9,900)	1,606	696
Increase (decrease) in accounts payable and accruals and deferred revenues	12,263	1,108	(2,435)
Decrease (increase) in inventories	(508)	(1,746)	485
Net cash provided by (used in) operating activities	(5,309)	54	(2,001)
Cash flows from investing activities:
Increase in restricted deposits	—	—	(1,558)
Purchase of property and equipment	(1,024)	(2,623)	(2,323)
Investment in marketable securities	—	(7,233)	(79,705)
Investment in short term deposit	—	—	(901)
Proceeds from sale of marketable securities	—	—	45,646
Proceeds from maturities of marketable securities	—	—	13,075
Amounts funded in respect of employee rights upon retirement, net	(270)	(403)	(622)
Increase in long-term deposits	(24)	(27)	(23)
Net cash used in investing activities	(1,318)	(10,286)	(26,411)
Cash flows from financing activities:
Proceeds from IPO, net of issuance costs	—	45,696	—
Proceeds from exercise of options	18	164	375
Excess tax benefit on options exercised	—	—	566
Issuance of redeemable convertible preferred shares, net of issuance expenses	—	11,374	—
Long-term loan received	5,000	—	—
Principal payment on loan	—	(5,000)	—
Net cash provided by financing activities	5,018	52,234	941
Increase (decrease) in cash and cash equivalents	(1,609)	42,002	(27,471)
Balance of cash and cash equivalents at beginning of year	11,846	10,237	52,239
Balance of cash and cash equivalents at end of year	$10,237	$52,239	$24,768
Supplemental disclosures of cash flow information:
Interest paid	$318	$359	$—
Income taxes paid	$46	$125	$440
Supplemental disclosure of non-cash financing activities:
Accretion on redeemable convertible preferred shares	$3,573	$23,608	$—
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares	$535	$1,386	$—
Issuance of warrants exercisable to redeemable convertible preferred shares	$416	$—	$—
Conversion of redeemable convertible preferred shares to ordinary shares	$—	$99,958	$—
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares	$—	$1,019	$—
Cumulative adjustment from adoption of FIN 48	$—	$221	$—

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 1 — Description of Business:

Voltaire Ltd. (the “Company”), an Israeli corporation, was incorporated and commenced operations on April 9, 1997.

The Company's ordinary shares are listed on The Nasdaq Global Market and commenced trading on July 26, 2007.

The Company and its wholly owned subsidiaries, (together with the Company, the “Group”), are engaged in the development, production and marketing of grid backbone solutions.

The Company currently depends on a single supplier to manufacture and provide a key component for its switch products.

As to financial information regarding revenues by geographic area, revenues by product, tangible long-lived assets by geographic location and revenues from principal customers, see note 12.

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

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

f.	Marketable Securities:

The Company classifies its investing in marketable securities as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

The Company classifies marketable securities as available-for-sale as either current or non-current based on maturities and management’s reasonable expectation with regard to those securities. If management expects to convert securities to cash during the normal operating cycle of the business or within one year where there are several operating cycles occurring within a year, then the securities classifies as current assets. Those securities that are not expected to be realized in cash within one year (or normal operating cycle) classifies as non-current.

g.	Restricted Deposits:

The Company maintains certain cash amounts restricted as to withdrawal or use. The restricted deposits are denominated in U.S. dollars and NIS and presented at cost, plus accrued interest at rates of 0% for deposits in U.S. dollars and 2.2% for deposits in NIS per annum as of December 31, 2008.

h.	Fair Value of Financial Instruments:

Effective January 1, 2008, the Group adopted SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Group uses various valuation approaches, including market, income and/or cost approaches. SFAS 157 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Group’s assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs. For further disclosure, see note 3. The adoption of SFAS 157 did not have a material effect on the Group’s consolidated financial statements.

i.	Concentration of Credit Risk:

Financial instruments that potentially subject the Group to a concentration of credit risk consist of cash, cash equivalents, marketable securities, which are deposited in major financial institutions in the United States and Israel, and accounts receivable. The Group’s accounts receivable are derived from revenues earned from customers located in North America, Europe and Asia. The Group performs ongoing credit evaluations of its customers’ financial condition and, generally, requires no collateral from its customers. The Group maintains an allowance for doubtful accounts receivable based upon the expected ability to collect the accounts receivable. The Group reviews its allowance for doubtful accounts quarterly by assessing individual accounts receivable and all other balances based on historical collection experience and an economic risk assessment. If

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

the Group determines that a specific customer is unable to meet its financial obligations to the Group, the Group provides an allowance for credit losses to reduce the receivable to the amount management reasonably believes will be collected.

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

To date, the Group has not recorded any impairment charges relating to its long-lived assets.

m.	Revenue Recognition:

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

The Group’s standard shipping term are FOB or Ex-Works Seller's Premises. The Group relies upon a purchase order as persuasive evidence of an arrangement.

The Group’s standard arrangement with its customers includes no right of return and no customer acceptance provisions. In a limited number of arrangements the Group has deviated from its standard terms by

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

accepting purchase order arrangements from customers that included certain acceptance tests with timescales and trigger points after delivery. In such cases, the Group does not recognize revenue until all such obligations, timescales and acceptance tests are approved by the customer.

SOP 97-2 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements. A significant portion of the Group's product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services.

Revenues from support and extended hardware warranties included in multiple element arrangements is deferred and recognized on a straight-line basis over the term of the applicable service agreement.

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

Amounts billed to customers for shipping and handling costs are included in revenues in the consolidated statements of operations. Product shipping costs in amounts of $253, $319 and $346 for the years ended December 31, 2006, 2007 and 2008, respectively, are included in cost of revenues. Formerly, the Group included product shipping costs in the general and administrative expense.

n.	Product Warranty:

The Group grants a one-year hardware warranty and a three-month software warranty on all of its products. In accordance with SFAS No. 5,“Accounting for Contingencies,” the Group estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. This estimate is based on past experience of historical warranty claims and other known factors. Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability for product warranty during the years ended December 31, 2006, 2007 and 2008, are as follows:

	Year Ended December 31,
	2006	2007	2008
Balance at the beginning of the year	$65	$187	$242
Warranty charged to cost of sales	423	459	346
Settlements during the year	(301)	(404)	(442)
Balance at the end of the year	$187	$242	$146

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

o.	Research and Development Costs:

Statement of Financial Accounting Standard No. 86, “Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed”, requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Group’s product development process, technological feasibility is established upon the completion of a working model. The Group does not incur material costs between the completion of a working model and the point at which the products are ready for general release. Therefore, research and development costs are charged to the statement of operations as incurred.

p.	Share-based Compensation:

The Company apply Statement of Financial Accounting Standards No. 123 (revised 2004), “Share-based Payment” (“FAS 123(R)”). FAS 123(R) requires awards classified as equity award to be accounted for using the grant-date fair value method. The fair value of share-based payment transactions is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company recognize compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”. The fair value of the options granted is revalued over the related service periods and recognized over the vesting period using the straight line method.

q.	Derivatives and Hedging

The Company accounts for derivatives and hedging based on SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“SFAS No. 133”), as amended, and related interpretations. SFAS No. 133 requires the Company to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value will be included in earnings.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in Israeli NIS during the year, the Company adopted certain hedging policies. The Company hedges portions of the anticipated payroll of its Israeli employees, Israeli suppliers and anticipated rent expenses of its Israeli premises denominated in NIS for a period of one to twelve months with forward contracts. As of December 31, 2008, the Company recorded comprehensive loss of $10 from its forward contracts in respect to anticipated payroll for its Israeli employees expected in 2009. Such amounts will be recorded in the consolidated statements of operations of 2009. The Company recognized in 2008 the Company recognize gain related to forward contracts in negligible amount.

r.	Income Taxes
(1)	Deferred Taxes:

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

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

(2)	Uncertain Tax Positions:

As of January 1, 2007, the Group adopted FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes — an Interpretation of FASB Statement No. 109” (FIN 48) and its related FASB staff positions. FIN 48 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions

Upon adoption of FIN 48, the Group decided to change the classification of interest and penalties relating to uncertain tax positions and to include them within the provision for income taxes. The January 1, 2007 tax contingencies include $65 of interest and penalties, all of which related to the adoption of FIN 48 resulted in an increase of the January 1, 2007 accumulated deficit.

s.	Advertising

Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expenses for all years were immaterial.

t.	Comprehensive Income (Loss)

Comprehensive income consists of net income (loss) and other gains and losses affecting shareholders’ equity that under generally accepted accounting principles are excluded from the net income (loss). For the Group, such items consist of unrealized gains and losses on available-for-sale securities and derivative instruments.

u.	Net Loss per Share Attributable to Ordinary Shareholders

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

The Company applies the two class method as required by EITF No. 03-6, “Participating Securities and the Two-Class Method under FASB Statement No. 128” (“EITF No. 03-6”). EITF No. 03-6 requires the loss per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

In compliance with EITF 03-6, the series of preferred shares are not participating securities in losses, and therefore are not included in the computation of net loss per share.

For the years ended December 31, 2006, 2007, 2008, all outstanding options, warrants and preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated (in thousands, except share and per share amounts):

	Year Ended December 31,
	2006	2007	2008
Net loss	$(8,849)	$(3,152)	$(5,008)
Accretion of redeemable convertible preferred shares	(3,573)	(23,608)	—
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	(535)	(1,386)	—
Net loss attributable to ordinary shareholders	$(12,957)	$(28,146)	$(5,008)
Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders – basic and diluted	650,476	9,194,980	20,777,243
Net loss per share attributable to ordinary shareholders – basic and diluted	$(19.92)	$(3.06)	$(0.24)
v.	Segment Reporting

SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”, requires that companies report separately in the financial statements certain financial and descriptive information about operating segments. The Company has one reportable segment.

w.	Newly Issued Accounting Pronouncements:

In March 2008, the FASB issued Statement No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement No. 133 (“SFAS No. 161”). SFAS No. 161 applies to all derivative instruments and nonderivative instruments that are designated and qualify as hedging instruments and related hedged items accounted for under SFAS No. 133. SFAS No. 161 requires entities to provide greater transparency through additional disclosures about (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity’s financial position, results of operations, and cash flows. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Although SFAS No. 161 requires the Group to make additional disclosures, it does not affect the underlying accounting policy or the application thereof.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), “Business Combinations” (“SFAS 141(R)”). SFAS 141(R) changes the accounting for business combinations, including the measurement of acquirer shares issued in consideration for a business combination, the recognition of contingent consideration, the accounting for contingencies, the recognition of capitalized in-process research and development, the accounting for acquisition-related restructuring cost accruals, the treatment of acquisition related transaction costs and the recognition of changes in the acquirer’s income tax valuation allowance and income tax uncertainties. SFAS 141(R) applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 2 — Significant Accounting Policies:  – (continued)

on or after December 15, 2008. Early application is prohibited. The Group believes that the initial adoption of FAS 141R will not have a material impact on its consolidated financial statements. However, if the Group consummates business combinations after the adoption of FAS 141R, this could significantly impact the consolidated financial statements.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements, an Amendment of ARB No. 51” (“SFAS 160”). SFAS 160 amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. An ownership interest in subsidiaries held by parties other than the parent should be presented in the consolidated statement of financial position within equity, but separate from the parent's equity. SFAS 160 requires that changes in a parent's ownership interest while the parent retains its controlling financial interest in its subsidiary should be accounted for similarly as equity transactions. When a subsidiary is deconsolidated, any retained noncontrolling equity investment in the former subsidiary should be initially measured at fair value, with any gain or loss recognized in earnings. SFAS 160 requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interests.

SFAS 160 is effective for fiscal years (including interim periods within those fiscal years) beginning on or after December 15, 2008. Earlier adoption is prohibited. The statement shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirement which shall be applied retrospectively for all periods presented. The Group will be required to adopt SFAS 160 on January 1, 2009. The adoption of SFAS 160 will not have any effect on the Group's financial statements.

In December 2007, the FASB ratified EITF Issue No. 07-01, “Accounting for Collaborative Arrangements” (“EITF 07-01”). EITF 07-01 defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-01 also establishes the appropriate income statement presentation and classification for joint operating activities and payments between participants, as well as the sufficiency of the disclosures related to these arrangements. EITF 07-01 is effective for fiscal years beginning after December 15, 2008. EITF 07-01 shall be applied using modified version of retrospective transition for those arrangements in place at the effective date. An entity should report the effects of applying this Issue as a change in accounting principle through retrospective application to all prior periods presented for all arrangements existing as of the effective date, unless it is impracticable to apply the effects the change retrospectively. The Group does not expect the adoption of EITF 07-01 to have a material impact on its financial statements.

Note 3 — Fair Value Measurement:

a.	Effective January 1, 2008, the Company adopted SFAS No. 157, “Fair Value Measurements” (“SFAS No. 157”), for financial assets and liabilities, and related FSP’s, including FSP FAS 157-3, “Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active” (“FSP FAS 157-3”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As defined in SFAS No. 157 and clarified by FSP FAS 157-3, fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, SFAS No. 157 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 3 — Fair Value Measurement:  – (continued)

•	Level 1 — Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.
•	Level 2 — Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.
•	Level 3 — Inputs to the valuation methodology are unobservable inputs based on management’s best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The Group’s money market funds carried at fair value are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Group recognizes all derivative financial instruments in its consolidated financial statements at fair value in accordance with FASB Statement No. 133, Accounting for Derivative Instruments and Hedging Activities. The Group determines the fair value of these instruments using the framework prescribed by Statement No. 157 by considering the estimated amount the Group could receive or pay to terminate these agreements at the reporting date and by taking into account current interest rates, the creditworthiness of the counterparty for assets, and the Group’s creditworthiness for liabilities. The Group uses a discounted cash flow model to value these forward foreign exchange contracts. The most significant input to this model is the current foreign exchange spot rate. The Group has classified its derivative assets and liabilities within Level 2 of the fair value hierarchy because these observable inputs are available for substantially the full term of its derivative instruments.

The Company accounts for marketable securities based on SFAS No. 115, “Accounting for in Debt and Equity Securities” (“SFAS 115”). According to SFAS 115 at acquisition, an investor should determine and document the classification of debt and equity securities into one of the three categories — held-to-maturity, available-for-sale or trading. At each reporting date, the appropriateness of the classification must be reassessed. The Company classifies its investing in marketable securities as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity. The Company has classified its marketable securities within Level 2 of the fair value hierarchy because these observable inputs are available for substantially the full term of its Marketable securities.

Financial assets and financial liabilities measured at fair value on a recurring basis consist of the following as of December 31, 2008:

	Quoted Market Prices for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Assets
Money market funds	$11,593	$—	$—	$11,593
Derivative assets	—	52	—	52
Marketable securities	—	16,745	—	16,745
	11,593	16,797	—	28,390
Liabilities
Derivative liabilities	$—	$344	$—	$344
b.	The carrying amounts of cash and cash equivalents, marketable securities, restricted deposits, accounts receivable, accounts payable and other accrued liabilities approximate their fair value either

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 3 — Fair Value Measurement:  – (continued)

because these amounts are presented at fair value or due to the relatively short-term maturities of such instruments. The carrying amounts of the Group’s long-term deposits, other long-term assets and other long-term liabilities approximate their fair value.

Note 4 — Investments:

Marketable securities as of December 31, 2008 and December 31, 2007 were as follows (in thousands):

	December 31, 2008
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate bonds	$5,707	$—	$(11)	$5,696
Money Market Funds	11,593	—	—	11,593
U.S. treasury and government agencies	11,012	37	—	11,049
Bank deposit	901	—	—	901
	$29,213	$37	$(11)	$29,239

	December 31, 2007
	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate bonds	$1,988	$2	$—	$1,990
U.S. treasury and government agencies	5,153	—	(6)	5,147
	$7,141	$2	$(6)	$7,137

Maturities
As of December 31, 2008:
Due in one year or less	$28,252
Due after one year to two years	987
$29,239

Note 5 — Property and Equipment:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2007	2008
Cost:
Computer equipment	$4,573	$6,096
Office furniture and equipment	176	224
Leasehold improvements	176	390
	4,925	6,710
Less – accumulated depreciation and amortization	(1,915)	(3,053)
Net carrying amount	$3,010	$3,657
b.	Depreciation and amortization expenses totaled approximately $608, $990, $1,676 for the years ended December 31, 2006, 2007 and 2008, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 6 — Accrued Severance Pay

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among the investments. The Company may only make withdrawals from the amounts funded for the purpose of paying severance pay. The severance pay expenses were $418, $595, $917 in the years ended December 31, 2006, 2007 and 2008, respectively.

Note 7 — Commitments and Contingent Liabilities:

a.	Royalty Commitments

The Company is obligated to pay royalties to the OCS on proceeds from sales of products resulting from the research and development in which the Government participated by way of grants. Under the terms of the Company's funding from the OCS, royalties of 3.5% are payable on sales, up to 100% of the amount of the grant received by the Company (dollar linked); plus annual interest based on the twelve-month LIBOR, accruing from January 1, 1999.

At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the OCS.

Royalty expenses are included in the statement of operations as a component of cost of revenues and totaled to approximately $1,068, $1,858, $2,651 for the years ended December 31, 2006, 2007 and 2008, respectively.

In April 2008, the Company paid $2,658 to the Government of Israel in settlement of all royalties arising with respect to the OCS grants to the Company.

b.	Lease Commitments
(1)	The Company leases premises for a period beginning November 1, 2001 and ending October 31, 2011. The Company had the option to end the lease term on December 31, 2008 upon prior notice and a penalty payment as stipulated in the lease. In September 2008, the Company decided to end the lease agreement in March 31, 2009 and paid a penalty in the amount of $172.

To secure the Company’s liabilities under that lease agreement, the bank made available to the lessor a bank guarantee in the amount of approximately $248 and $271 as of December 31, 2007 and 2008. In order to obtain the bank guarantee, the Company has pledged bank deposits of $241 and $245, respectively, which are presented in restricted long-term deposits and in restricted short-term deposits respectively.

In September 2008, the Company signed a new lease agreement for its new premises for a period beginning April 1, 2009 and ending March 31, 2019, the Company has the option to end the lease term on March 31, 2014 upon prior notice and a penalty payment of $600.

To secure the Company’s liabilities under the new lease agreements, the bank made available to the lessor a bank guarantee in the amount of approximately $318 as of December 2008. In order to obtain the bank guarantee, the Company has pledged bank deposits of $321, which are presented in restricted long-term deposit.

The Company’s U.S. subsidiary also leases premises in Boston. The lease term for the Company’s U.S. subsidiary ends on December 31, 2009, with an option to extend until December 31, 2012.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 7 — Commitments and Contingent Liabilities:  – (continued)

Rent expenses included in the statement of operations totaled to approximately $467, $750 and $1,337 for the years ended December 31, 2006, 2007 and 2008, respectively.

As of December 31, 2008, the aggregate future minimum lease obligations of office rent under non-cancelable operating leases agreements were as follows:

Year Ended December 31,
2009	$1,789
2010	1,781
2011	1,716
2012 – 2014	4,461
$9,747
(2)	The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $133 as of December 31, 2008.
c.	Litigation

The Company is not currently a party to any legal proceedings that management believes would have a material effect on the consolidated financial position, results of operations or cash flows of the Company. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

Note 8 — Shareholders’ Equity:

a.	In July 2007, the Company completed an Initial Public Offering of its ordinary shares on the NASDAQ global market. The Company issued 5,770,000 shares at a price of $9.00 per share before issuance expenses. Total net proceeds from the issuance amounted to $45,696.
b.	The Company issued redeemable convertible preferred shares during the years 2004 to 2007. All redeemable convertible preferred shares were converted into ordinary shares on a one-for-one basis, immediately upon the initial public offering in July 2007.

The difference between the price paid to the Company for the redemable convertible preferred shares and their redemption value was accreted using the effective interest method through March 2009. In July 2007 the accretion ceased.

c.	The ordinary shares confer upon their holders voting rights and the rights to participate in shareholder’s meetings, the right to receive profits and the right to a share in excess assets upon liquidation of the Company.

Note 9 — Share-Based Compensation:

a.	In April 2001, the Company’s board of directors approved an employee stock option plan (the “2001 plan”). In March 2003, the Company’s Board of Directors approved a revised Section 102 stock option plan (the “2003 plan”). The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

Each option of the 2001 plan and the 2003 plan can be exercised to purchase one ordinary share of NIS 0.01 par value of the Company. Immediately upon exercise of the option and issuance of ordinary shares, the ordinary shares issued upon exercise of the options will confer on holders the same rights as the other ordinary shares. The exercise price and the vesting period of the options granted

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 9 — Share-Based Compensation:  – (continued)

under the plans were determined by the Board of Directors at the time of the grant. Any option not exercised within 10 years from grant date will expire, unless extended by the Board of Directors.

b.	In June 2007, the Company’s Board of Directors approved a new Incentive Compensation Plan that became effective upon the closing of the Company’s initial public ofering in July 2007. The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).
c.	In 2008, the Company’s Board of Directors approved an increase of 1,221,834 in the number of ordinary shares reserved for purpose of grants under the Company's share option plans.

As of December 31, 2008, the Company had reserved 4,551,738 ordinary shares for issuance under the plans. The following table summarizes information about share options:

	Year Ended December 31,
	2006		2007		2008
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding – beginning of year	2,473,087	$1.80	2,785,219	$1.71	3,612,772	$2.97
Granted	383,172	$1.05	1,028,081	$7.11	1,462,750	$4.23
Forfeited	(51,645)	$1.37	(36,111)	$32.60	(140,858)	$5.32
Exercised during the period	(19,395)	$1.00	(164,417)	$1.00	(373,303)	$1.01
Outstanding – end of year	2,785,219	$1.71	3,612,772	$2.97	4,561,361	$3.46

The following table provides additional information about all options outstanding and exercisable:

	Outstanding as of December 31,
	2007			2008
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$1.00 – $1.20	2,584,782	6.88	2,152,827	2,177,318	5.92	2,052,095
$2.75 – $2.82	—	—	—	594,000	9.70	—
$4.08 – $4.97	222,857	9.23	374	611,107	8.87	97,587
$5.81 – $6.31	41,200	9.76	—	475,825	8.98	12,523
$7.18 – $8.00	761,324	9.45	—	700,606	8.36	252,127
$ 320	2,609	4.08	2,597	2,505	3.08	2,493
	3,612,772	7.60	2,155,798	4,561,361	7.50	2,416,825

The weighted average of exercise prices of total vested and exercisable options for the years ended December 31, 2007 and 2008 is $1.39 and $2.22, respectively.

The weighted average of the remaining contractual life of total vested and exercisable options for the years ended December 31, 2007 and 2008 is 6.77 and 6.21 years, respectively.

The weighted average of intrinsic value of total outstanding options as of December 31, 2007 and 2008 is $3.79 and $0.96, respectively. The weighted average of intrinsic value of total vested and exercisable options as of December 31, 2007 and 2008 is $5.15 and $1.66, respectively.

Aggregate intrinsic value of the total outstanding options as of December 31, 2007 and 2008 is $13,710 and $4,371, respectively. The aggregate intrinsic value of the total exercisable options as of December 31, 2007 and 2008 is $11,103 and $4,013, respectively.

The total intrinsic value of options exercised during the years ended December 31, 2006, 2007 and 2008 was $3, $1,014 and $1,594, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 9 — Share-Based Compensation:  – (continued)

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2006, 2007, and 2008, was $18, $164 and $375, respectively. The tax benefits that were realized by the Company in connection with these exercises amounted to $0, $42, and $524 for the years ended December 31, 2006, 2007, and 2008, respectively.

d.	The weighted average fair value of options granted was approximately $0.95, $4.81 and $2.69 for the years ended December 31, 2006, 2007 and 2008, respectively. The weighted average fair value of options granted was estimated by using the Black-Scholes option-pricing model. The following table sets forth the assumptions that were used in determining the fair value of options granted to employees for the years ended December 31, 2006, 2007 and 2008:

	Year ended December 31,
	2006	2007	2008
Expected life	5 – 7 years	6 – 6.25 years	6.11 years
Risk-free interest rates	4.6%	3.6% – 4.6%	1.87% – 3.8%
Volatility	77%	72.5% – 75%	61.57% – 72.5%
Dividend yield	0%	0%	0%

The expected term was using the simplified method provided in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 amended and replaced by Staff Accounting Bulletin No. 110, which takes into consideration the option’s contractual life and the vesting periods (for non-employees the expected term is equal to the option’s contractual life). The Company continued to use the simplified method in 2008 as the company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded. The Company estimates its forfeiture rate based on its employment termination history, and will continue to evaluate the adequacy of the forfeiture rate based on analysis of employee turnover behavior, and other factors (for non-employees the forfeiture rate is nil). The annual risk free rates are based on the yield rates of zero coupon non-index linked U.S. Federal Reserve treasury bonds as both the exercise price and the share price are in U.S. Dollar terms. The Company’s expected volatility is derived from historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

e.	As of December 31, 2008, the total unrecognized compensation cost on employee stock options, related to unvested stock-based compensation amounted to approximately $5,847. This cost is expected to be recognized over a weighted-average period of approximately three years. This expected cost does not include the impact of any future stock-based compensation awards.

As of December 31, 2008, the total unrecognized compensation cost on non-employee stock options related to unvested stock-based compensation amounted to approximately $17.

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

	Year ended December 31,
	2006	2007	2008
Cost of revenues	$—	$2	$23
Research and development, net	59	189	391
Sales and marketing	90	239	512
General and administrative	161	585	1,069
	$310	$1,015	$1,995

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 10 — Taxes on Income:

a.	Tax Benefits under the Law for Encouragement of Capital Investments, 1959 (“Capital Investments Law”)

The production facilities of the Company have been granted “approved enterprise” status under Israeli law. The main tax benefits available during the seven year period of benefits commencing in the first year in which the Company earns taxable income (which has not yet occurred) are:

(1)	Reduced tax rates:

Income derived from the “approved enterprise” is tax exempt for a period of 2 years, after which the income will be taxable at the rate of 25% for 5 years.

In the event of distribution of cash dividends from income which was tax exempt as above, the tax rate applicable to the amount distributed will be 25%.

(2)	Accelerated depreciation:

The Company is entitled to claim accelerated depreciation for five tax years in respect of machinery and equipment used by the approved enterprise.

(3)	Conditions for entitlement to the benefits:

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

Pursuant to the Israel Income Tax Law (Adjustments for Inflation), 1985 (hereinafter — the Adjustments Law), the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israel CPI. The company taxed under this law.

Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter  — the amendment), the provisions of the Adjustments Law will no longer apply to the company in the 2008 tax year and thereafter, and therefore, the results of the company and its Israeli subsidiaries will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the company through the end of the 2007 tax year.

c.	Tax Rates in Israel Applicable to Income From Other Sources

Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate. The regular corporate tax rate in Israel in 2006, 2007 and 2008 is 31%, 29% and 27%, respectively. In August 2005, an amendment to the Income Tax Ordinance was enacted whereby the corporate tax rate is to be gradually reduced as follows: 26% in 2009 and 25% in 2010 and onward.

d.	Carryforward Tax Losses

As of December 31, 2008, the Company had a net carryforward tax loss of approximately $65,000. Under Israeli tax laws, the carryforward tax losses of the Company can be utilized indefinitely. The U.S. subsidiary had a net carryforward tax loss of approximately $542.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 10 — Taxes on Income:  – (continued)

e.	Tax Assessments

The Company and its subsidiaries have not been assessed for tax purposes since incorporation.

f. The Components of Income (Loss) Before Income Taxes are as Follows:

	Year Ended December 31,
	2006	2007	2008
Income (loss) before taxes on income:
The Company in Israel	$(9,162)	$(4,032)	$(3,638)
Subsidiaries outside Israel	397	596	(594)
	$(8,765)	$(3,436)	$(4,232)
Taxes on income:
Current:
In Israel	$—	$(304)	$(198)
Outside Israel	(84)	(444)	(784)
	$(84)	$(748)	$(982)
Deferred:
In Israel	$—	$—	$—
Outside Israel	—	1,032	206
	$—	$1,032	$206
	$(84)	$284	$(776)

g. Reconciliation of the Theoretical Tax Expenses to Actual Tax Expenses

	Year Ended December 31,
	2006	2007	2008
Theoretical tax benefit at the statutory rate (31%, 29%, and 27% for the years 2006, 2007 and 2008, respectively)	$2,717	$996	$1,143
Changes in valuation allowance	(3,550)	(3,433)	(2,635)
Differences arising from tax rates other than statutory rate	(36)	(66)	89
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes – see b. above	1,597	3,672	453
Increase in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(789)	(648)	(169)
Disallowable deductions	(285)	(561)	(677)
Permanent differences and others	262	324	1,020
Actual tax benefit (tax expenses)	$(84)	$284	$(776)

h. Deferred Income Taxes

The Company analyzes its deferred tax asset with regard to potential realization. The Company’s determination of the realizability of its net deferred tax asset involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax asset using assumptions which management believes to be reasonable.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 10 — Taxes on Income:  – (continued)

As of December 31, 2007 and 2008 (see below), the Company did not have a substantial record of utilization of the tax benefits, consequently, management’s assessment was, that a full valuation allowance should be established regarding the Company’s deferred tax assets.

Based on the methodology described above, the Company’s updated estimates as of December 31, 2007 of its U.S. subsidiary’s future earnings and profitability conclude that a valuation allowance is no necessary.

	December 31,
	2007			2008
	Current	Non Current	Total	Current	Non Current	Total
Deferred tax assets:
Provision for vacation, bonuses and others	$257	$—	$257	$385	$—	$385
Accrued severance pay, net	—	213	213	—	259	259
Deferred revenues	—	705	705	—	684	684
Property and equipment	—	198	198	—	197	197
R&D expenses	1,701	960	2,661	2,274	1,216	3,490
Tax loss carryforwards	—	15,019	15,019	—	16,527	16,527
Other	—	—	—	352	—	352
	$1,958	$17,095	$19,053	$3,011	$18,883	$21,894
Valuation allowance	(1,893)	(16,128)	(18,021)	(2,898)	(17,758)	(20,656)
Deferred tax assets	$65	$967	$1,032	$113	$1,125	$1,238

i. Accounting for Uncertain Tax Position

As described in Note 2r above, the Company adopted the provisions of FIN 48 as of January 1, 2007.

As a result of the adoption of FIN 48, as of that date, the Company recognized an additional liability for unrecognized tax benefits in amount of $221. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as an increase of $221 in the balance of accumulated deficit as of January 1, 2007.

The Company recognized interest expense and penalties expense, related to unrecognized tax benefits of $24 and $0, respectively in 2007 and $37 and $0, respectively in 2008. As of December 31, 2008, the amounts of interest and penalties accrued on the balance sheet are $81 and $44, respectively.

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits at the beginning and the end of the year ended December 31, 2008:

	December 31,
	2007	2008
Balance at beginning of year	$416	$512
Increases in unrecognized tax benefits as a result of tax positions taken during prior year	23	37
Decreases in unrecognized tax benefits as a result of tax positions taken during prior year	(32)	(23)
Increases in unrecognized tax benefits as a result of tax positions taken during the current year	105	335
Balance at end of year	$512	$861

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 10 — Taxes on Income:  – (continued)

All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The unrecognized tax benefits at December 31, 2008, are of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:
Israel	2004 – 2008
United States(1)	2004 – 2008
Japan	2007 – 2008
United Kingdom	2008

(1)	Includes federal, state, and provincial (or similar local jurisdictions) tax positions.

Note 11 — Supplementary Financial Statement Information:

Balance Sheets:

	December 31,
	2007	2008
a. Accounts receivable:
1) Trade:
Open accounts	$9,819	$9,899
Allowance for doubtful accounts	(47)	(112)
	9,772	9,787
2) Others:
Government institutions	739	713
Prepaid expenses	448	351
Accrued interest	96	108
Deferred income taxes	65	113
Financial instruments	—	52
Severance pay funds short-term	—	111
Other	42	38
	$1,390	$1,486

b. Inventories:

	December 31,
	2007	2008
Raw materials	$1,776	$1,617
Finished goods	3,907	3,581
	$5,683	$5,198

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 11 — Supplementary Financial Statement Information:  – (continued)

c. Accounts payable and accruals — others:

	December 31,
	2007	2008
Employees and employee institutions	$1,604	$1,094
Provision for vacation pay	906	1,133
Accrued expenses	1,895	1,409
Provision for warranty	242	146
Government institutions	1,217	125
Advanced payment from customers	270	—
Financial instruments	—	344
Accrued severance pay short-term	—	157
	$6,134	$4,408

d. Deferred revenues and deferred costs

Deferred revenues:

	December 31,
	2007	2008
Deferred products revenues	$1,874	$9
Deferred services revenues	4,442	6,771
	$6,316	$6,780

The change in deferred service revenues:

	Year Ended December 31,
	2006	2007	2008
Balance at begining of year	$394	$2,230	$4,442
Deferred revenue relating to new sales	2,234	3,278	5,422
Revenue recognition during the year	(398)	(1,066)	(3,093)
Balance at end of year	$2,230	$4,442	$6,771

Note 12 — Segment Information:

The Company operates in one reportable segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area, revenues by product and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

(1)	Geographic and by products information:

Revenues are attributed to geographic areas based on the location of the customers. The following is a summary of revenues by geographic areas:

	Year Ended December 31,
	2006	2007	2008
North America	$19,286	$27,902	$31,716
Europe	7,177	19,097	13,243
Asia Pacific and Japan	3,964	6,116	16,633
	$30,427	$53,115	$61,592

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. Dollars in Thousands)

Note 12 — Segment Information:  – (continued)

Revenues based on product Company are as follows:

	Year Ended December 31,
	2006	2007	2008
Switches and solutions	$16,564	$34,995	$46,834
Adapter cards	12,487	16,453	10,907
Professional services and software	1,376	1,667	3,851
	$30,427	$53,115	$61,592

Tangible long-lived assets by geographic location are as follows:

	December 31,
	2007	2008
Israel	$2,925	$3,522
United States	85	135
	$3,010	$3,657
(2)	Revenues from principal customers — revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Percentage of Revenues for the Year Ended December 31,
	2006	2007	2008
Customer A	38%	27%	23%
Customer B	12%	24%	25%
Customer C	13%	2%	5%

At December 31, 2007, Customers A, B and C accounted for 28%, 11%, and 0.6% of total accounts receivable, respectively. At December 31, 2008, Customers A, B and C accounted for 4%, 21%, and 4% of total accounts receivable, respectively.

VOLTAIRE LTD

SCHEDULE — VALUATION AND QUALIFYING ACCOUNTS

	Three Years Ended December 31, 2008
	Balance at the Beginning of the Year	Charged to Costs and Expenses	Other Adjustments	Balance at the End of the Year
	(U.S. Dollars in Thousands)
Allowance for doubtful accounts:
Year ended December 31, 2008	$47	$65	$—	$112
Year ended December 31, 2007	$—	$47	$—	$47
Year ended December 31, 2006	$—	$—	$—	$—
Allowance in respect of carryforward tax losses:
Year ended December 31, 2008	$15,019	$—	$1,508	$16,527
Year ended December 31, 2007	$12,069	$—	$2,950	$15,019
Year ended December 31, 2006	$9,450	$—	$2,619	$2,069