Form 20-F
period 2009-12-31
Voltaire Ltd.
filed 2010-03-25
CIK 1401678

As filed with the Securities Exchange Commission on March 25, 2010

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the Fiscal Year Ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

VOLTAIRE LTD.
(Exact Name of Registrant As Specified in Its Charter)

Israel	13 Zarchin Street Ra’anana 43662 Israel
(Jurisdiction of Incorporation or Organization)	(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Ordinary Shares, par value NIS 0.01 per share

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2009:

21,060,611 Ordinary Shares, par value NIS 0.01 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

These statements may be found in the sections of this annual report entitled “Item 3: Key Information — Risk Factors,” “Item 4: Information on the Company,” “Item 5: Operating and Financial Review and Prospects” and elsewhere in this annual report, including the section of this annual report entitled “Item 4: Information on the Company, B. Business Overview — Industry Background,” which contains information obtained from independent industry sources. Actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including all the risks discussed in “Risk Factors” and elsewhere in this annual report.

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

ii

VOLTAIRE LTD.

TABLE OF CONTENTS

iii

The terms “Voltaire,” “Grid Backbone,” “Gridvision,” “GridStack” and our logo are registered trademarks. All other registered trademarks appearing in this annual report are owned by their holders.

PART I

 Item 1. Not Applicable

Item 2. Not Applicable

Item 3. Key Information

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes, as well as “Item 5: Operating and Financial Review and Prospects,” included elsewhere in this Annual Report. The consolidated statements of operations data for the years ended December 31, 2009, 2008 and 2007 and the consolidated balance sheet data as of December 31, 2009 and 2008 are derived from our audited consolidated financial statements included elsewhere in this Annual Report, which have been prepared in accordance with generally accepted accounting principles in the United States. The consolidated statements of operations for the years ended December 31, 2006 and 2005 and the consolidated balance sheet data as of December 31, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements which are not included in this Annual Report.

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In Thousands, Except Share and per Share Data)
Consolidated statements of operations data:
Revenues	$50,369	$61,592	$53,115	$30,427	$15,366
Cost of revenues (1)	24,212	30,957	30,472	19,476	10,902
Gross profit	26,157	30,635	22,643	10,951	4,464
Operating expenses:
Research and development, gross (1)	16,267	15,692	10,796	7,694	6,538
Less royalty-bearing participation	—	—	—	—	621
Research and development, net	16,267	15,692	10,796	7,694	5,917
Sales and marketing (1)	12,210	13,205	10,483	8,281	6,045
General and administrative (1)	8,310	7,396	4,626	3,281	2,609
Total operating expenses	36,787	36,293	25,905	19,256	14,571
Loss from operations	(10,630)	(5,658)	(3,262)	(8,305)	(10,107)
Financial income (expenses), net	176	1,426	(174)	(460)	191
Loss before tax benefit (tax expenses)	(10,454)	(4,232)	(3,436)	(8,765)	(9,916)
Tax benefit (tax expenses)	(542)	(776)	284	(84)	(111)
Net loss	(10,996)	(5,008)	(3,152)	(8,849)	(10,027)
Accretion of redeemable convertible preferred shares (2)	—	—	(23,608)	(3,573)	(2,959)
Charge for beneficial conversion feature of Series D and D2 redeemable convertible preferred shares	—	—	(1,386)	(535)	(482)
Net loss attributable to ordinary shareholders	$(10,996)	$(5,008)	$(28,146)	$(12,957)	$(13,468)
Net loss per share attributable to ordinary shareholders – basic and diluted	$(0.52)	$(0.24)	$(3.06)	$(19.92)	$(21.16)
Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders – basic and diluted	21,006,644	20,777,243	9,194,980	650,476	636,536

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In Thousands)

Working capital	$36,392	$58,553	$59,608	$11,328	$13,642
Total assets	78,156	78,873	82,523	30,403	20,548
Shareholders’ equity (Capital Deficiency)	51,410	59,651	61,703	(57,778)	(45,149)

(1)	Includes share-based compensation expense related to options granted to employees and others as follows:

	Year Ended December 31,
	2009	2008	2007	2006	2005
	(In Thousands)
Cost of revenues	$44	$23	$2	$—	$—
Research and development, net	482	391	189	59	9
Sales and marketing	625	512	239	90	—
General and administrative	1,320	1,069	585	161	65
Total	$2,471	$1,995	$1,015	$310	$74

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

We have incurred net losses in each fiscal year since we commenced operations in 1997. We incurred net losses of $11.0 million in 2009, $5.0 million in 2008 and $3.2 million in 2007. As of December 31, 2009, our accumulated deficit was $104.3 million. The increase in our net loss was due primarily to a decrease in revenues resulting from the global financial crisis and economic downturn impacting spending on our products which also included a bad debt of $1.7 million from one customer that filed a petition for relief under Chapter 11 in 2009. Our losses could continue for the next several years as we expand our sales and marketing activities, continue to invest in research and development, expand our general and administrative operations and incur additional costs related to being a public company. We may not generate sufficient revenues in the future to achieve or maintain profitability.

The global financial crisis and economic downturn has had a negative impact on our revenues and results of operations. We cannot predict with certainty the impact that these continuing events will have on our future results of operation.

The recent financial market crisis led to a weakening of the global economic environment that adversely impacted many of our customers.  As a result, during the first half of 2009, we experienced a significant lengthening of our sales cycles and overall reduced purchasing by our customers leading to a decline in revenues in 2009 compared to 2008. The continuation of these events in the financial markets and any further deterioration in market conditions may impact our customers’ decisions to purchase our products and adversely impact our revenues. The credit risk presented by our customers increased as a result of market conditions making it more difficult to collect our accounts receivable in full or on a timely basis. For example, in 2009, one of our customers entered Chapter 11 proceedings in the United States, causing us to incur a $1.7 million charge for a bad debt owed by that customer.  In addition, we may fail to achieve our annual guidance due to the challenge of providing guidance under current market conditions.

In addition, legislators or regulators may impose new and potentially onerous regulations on the financial services industry in response to the global financial crisis. The scope and impact of these new regulations on our customers are still hard to assess, but they could negatively impact our customers' willingness to invest in high performance computing fabrics such our solutions and result in a negative impact on our sales in this vertical market.

Our revenues and prospects may be harmed if the adoption rate of scale-out computing architecture does not continue to grow or if an alternative architecture is introduced.

Our InfiniBand and Ethernet solutions leverage the performance and latency benefits of scale-out computing architecture and provide interconnect functionality for data center environments that rely on industry-standard server and storage units. End-customers that purchase information technology, or IT, products and services from server vendors, such as our original equipment manufacturer, or OEM, customers, must find scale-out computing to be a compelling solution to meet their scale-out computing needs. Scale-out computing may fail to compete effectively with proprietary architectures such as SMP (Symmetric Multi-Processing), some of which are well established. If an alternative architecture to scale-out computing is developed, our revenues and prospects may be harmed. Furthermore, we may be required to incur substantial costs to modify our existing products to remain competitive with new or existing architectures, and we cannot provide any assurance that we will succeed in doing so.

We may experience difficulties or delays in the introduction of our new family of scale-out Ethernet switching and stand-alone software products.

We recently announced a new family of scale-out 10 Gigabit, or 10Gb, Ethernet products, which will provide users with more simplified management functions than traditional 10Gb Ethernet fabrics. We also announced during 2009 new stand-alone software products such as Unified Fabric Manager™ software (UFM) and Voltaire Messaging Accelerator™ software (VMA). We may not be successful in developing and marketing these new product families, because we have limited experience selling Ethernet switching and stand-alone software products. Furthermore, our new product families may not adequately meet the requirements of the marketplace or achieve market acceptance for many reasons, including delays in releasing our new products, failure to accurately predict market demands, defects, errors or failures, and introduction of competing products by our competitors.  In addition, the success of these products also depends on the success and continued growth of the scale-out computing Ethernet platform in the marketplace.  Our scale-out Ethernet products will not be successful if new technology arises that is superior to our scale-out Ethernet platform.

A small number of our OEM customers currently account for a large portion of our revenues, and the loss of one or more of these OEM customers, or a significant decrease or delay in sales to any of these OEM customers, could reduce our revenues significantly.

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

	Year Ended December 31,
	2009	2008	2007
Hewlett-Packard Company	19%	25%	24%
International Business Machines Corp. (IBM)	13	23	27
SGI (formerly: Rackable, Inc.)	11	*	*
Total	43%	48%	51%

* Less then 10%. Not included in the total.

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

In addition, our competitors may provide incentives to our existing and potential OEM customers to use or purchase their products and services or to prevent or reduce sales of our solutions. Some of our OEM customers also possess significant resources and advanced technical capabilities and may, either independently or jointly with our competitors, develop and market products and related services that replace or compete with our solutions. If either of these were to occur, our OEM customers may discontinue marketing and distributing our solutions. Therefore, if any of our OEM customers reduces or cancels its purchases from us, or terminates its agreement with us for any reason, and we are unable to replace the lost revenues with sales to an alternate OEM customer, it would have an adverse effect on our revenues and results of operations.

We may be unable to compete effectively with other companies in our market that offer, or may in the future offer, competing products.

We compete in a rapidly evolving and highly competitive market. Our scale-out computing InfiniBand and Ethernet platforms currently address the high performance computing, or HPC, interconnect, the 10Gb Ethernet switching and the storage switching end-markets. These markets are characterized by continuous technological change and customer demand for high performance products. Our current principal competitor for InfiniBand switching products is QLogic Corporation, a provider of Fibre Channel-based and InfiniBand-based solutions. We also compete with Cisco Systems, Inc., which is a significant supplier of Ethernet and Fibre Channel-based solutions and has traditionally been recognized as the dominant supplier for enterprises. Other competitors for the Ethernet switching products include Juniper Networks, Inc. and Brocade Communications Systems, Inc. These companies are substantially larger than we are and have significantly greater brand recognition and resources, which may allow them to respond more quickly to changes in customer requirements or to new or emerging technologies. In addition, Mellanox, the sole supplier of the InfiniBand application-specific integrated circuits, or ASIC, which is the main component used in our InfinBand switching platforms, began competing with us in 2008 by marketing and selling InfiniBand switch products. Mellanox may be able to compete with us more aggressively than other competitors since as a sole supplier of the ASIC it may be able to offer more competitive pricing for its switches to customers than we may offer. In addition, QLogic recently commenced manufacturing ASIC for its own switches and may also be able to compete with us more aggressively on price as a self supplier of the ASIC.

We compete with providers of 10 Gigabit Ethernet and proprietary high-performance scale-out computing interconnect solutions. The entry of new competitors into our market and acquisitions of our existing competitors by companies with either significant resources, better brand recognition, cost advantages or established relationships with our end-customers, for example our OEM customers, could result in increased competition and harm our business. Increased competition may cause us to make competitive price reductions thereby reducing our gross margins and market share, any of which could have a material adverse effect on our business, financial condition or result of operations.

We depend significantly on our OEM customers to market, sell, install and provide initial and escalation level technical support for our products, and if any of these OEMs fails to adequately perform, then our sales may suffer.

Our OEM customers are responsible for integrating our solutions into their products and providing first call and second escalation service and support for products incorporating our solutions. As a result, we depend on the ability of our OEM customers to market, sell and service our solutions successfully to end-customers and to provide adequate customer support. Any failure by our OEM customers to provide adequate support to end-customers could result in customer dissatisfaction with us or our solutions, which could result in a loss of an end-customer, harm our reputation and delay or limit market acceptance of our solutions. In addition, if any significant OEM customer should fail, individually or in the aggregate, to perform as an end-customer expects, our sales may suffer. We cannot provide any assurance that our OEM customers will market our solutions effectively, receive and fulfill end-customer orders for our solutions on a timely basis or continue to devote adequate resources to support the sales, marketing and technical support of our products.

We may not be able to achieve further growth in our gross margins or maintain our existing gross margins.

Our annual gross margins increased to 52% in 2009 from 50% in 2008 and from 43% in 2007. Our gross margins improved primarily due to reductions in costs of materials coupled with a favorable higher or improved margin product mix, such as our 20 Gigabit Infiniband switches, software and support services. Our strategy is to maintain and increase our gross margins in the future through increased sales of our Ethernet switches and our stand-alone software products which carry higher gross margins, while preserving our market share of InfiniBand switches. We may not succeed in this strategy because we are less experienced and knowledgeable in sales of Ethernet and stand-alone software products. Price erosion resulting from increased competition or the depressed economic environment may reduce our average selling prices and consequently, our gross margins. If we are unable to continue to achieve economies of scale or maintain or increase sales of higher margin products or if we become subject to significant price erosion, we may not be able to maintain our gross margins.

Our reliance on Mellanox Technologies Ltd. and other limited-source suppliers could harm our ability to meet demands for our products in a timely manner or within our budget.

We obtain the application-specific integrated circuit, or ASIC, the main component used in our Grid DirectorTM director-class switches and Grid SwitchTM edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer for third party sales of this chip. Our InfiniBand switch products accounted for 70% of our revenues in 2009 and 76% of our revenues in 2008. We entered into a non-exclusive agreement with Mellanox, dated as of October 7, 2005, for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. Standard lead-times under the agreement may be changed at Mellanox’s sole discretion upon 30-days prior written notice. In addition, Mellanox has the right to increase the ASIC purchase price upon 30-days prior notice, to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-month prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of the notice of discontinuance.

If Mellanox terminates our arrangement with them, or amends the arrangement in a manner detrimental to us, we may experience delays in production and our business may be adversely affected. In addition, in the event that Mellanox is unable or unwilling to supply the ASIC on a timely basis or in the quantities that we require, we would be unable to manufacture our InfiniBand switch products without incurring significant development and design costs. There is currently no alternative supplier for the ASIC produced by Mellanox. If an alternative supplier of the ASIC were to develop in the future, we would likely be forced to make changes to our switching products to ensure interoperability with the new ASIC. There can be no assurance that we will be able to successfully modify our switches to accommodate any alternate technology or any change in Mellanox’s product. As a result, a failure by Mellanox to supply the ASIC would materially adversely affect our business.

In addition, we have designed our products to incorporate several specific components, such as our Ethernet ASIC, connectors and backplanes, printed circuit boards, chassis and mechanical parts, power supplies and processor boards. We purchase these components from industry suppliers, but do not always have long-term supply contracts with these suppliers. We believe that substitute components are available from alternate sources; however, any change in these components would require us to qualify a new supplier’s components for inclusion in our products which would likely require significant engineering changes and could take a number of months to complete.

We currently depend on outside contract manufacturers to manufacture and warehouse our products, and if they experience delays, disruptions, quality control problems or a loss in capacity, it could materially adversely affect our operating results.

We subcontract the manufacturing, assembly and testing for our products to primarily two outside contract manufacturers. These functions are performed primarily by two contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. Sanmina-SCI manufactures our 24 port Grid Director Switch™ 9024 and our recently released 36 port (DDR and QDR) Grid Director™ Switches 2036 and 4036. Zicon manufactures all modules and mechanics related to our director class switches and their gateway modules for connecting to Ethernet and Fibre Channel. If any of these contract manufacturers experience delays, disruptions or quality control problems in manufacturing our products, including insufficient inventory or supply of components, or if we fail to effectively manage the relationship with any of these subcontractors, shipments of products to our customers may be delayed, which could have a material adverse effect on our relationships with our customers and end-customers.

We currently have a long-term supply contract with Zicon and a letter agreement with Sanmina-SCI.  Unless we enter into a long-term supply contract with Sanmina-SCI, they will not be obligated to perform services or supply products to us for any specific period, in any specific quantities or at any specific price, except as may be provided in a particular purchase order. None of our contract manufacturers has provided contractual assurances to us that adequate capacity will be available to us to meet future demands for our products.

Sanmina-SCI’s facilities are located in Lod, Israel and Zicon’s facilities are located in Petach Tikva, Israel. In the event that the facilities of any of our contract manufacturers are damaged for any reason or they experience financial distress due to the current economic downturn, our ability to deliver products to customers could be materially adversely affected. See also “— Risks Relating to Our Location in Israel — Conditions in Israel could adversely affect our business.”

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

Our business is subject to uncertainty because of our limited visibility into end-customers’ future buying patterns and demands, which poses a challenge for us in predicting the amount and timing of our revenue. Sales of our solutions are made on the basis of purchase orders, rather than long-term purchase commitments. Historically, we have received a substantial portion of each quarter’s sales orders during the last month of the quarter.  Orders that we expected during a particular quarter may be delayed for reasons outside of our control, which can cause our revenues for the entire quarter to fall below expected levels. In addition, we place orders with our suppliers and contract manufacturers based on forecasts of our OEM customers’ demand, which are based on numerous assumptions, each of which may introduce variability and error into our estimates. This process requires us to make multiple demand forecast assumptions with respect to both our OEM customers’ and end-customers’ demands. Because the lead time for fulfilling an order from an OEM customer is typically one to two months, while the lead-time to order certain of the components and assemble our products can be three to four months, forecasts of demand for our products must be made in advance of customer orders. In addition, we base business decisions regarding our growth on our forecasts of end-customer demand. Since a portion of our revenue is generated by sales to government entities, we also face the risks of funding reductions or delays. Government entities may have legal rights to terminate contracts with our OEMs for convenience. As we grow, anticipating end-customer demand may become increasingly challenging. If we overestimate end-customer demand, we may order more inventory of components and allocate more resources to manufacturing products than is necessary. In the event that we are unable to sell our finished products or in the event that our inventory of components becomes obsolete, we may be required to incur significant charges and write-offs related to our inventory. This could have an adverse affect on our balance sheet and results of operations. Conversely, if we underestimate end-customer demand, we could forego revenue opportunities, lose market share and damage our end-customer relationships.

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

Our quarterly and annual revenues and operating results are difficult to predict and have fluctuated in the past, and may fluctuate in the future, from quarter-to-quarter and year-to-year. It is possible that our operating results in some quarters and years will be below market expectations. This may cause the market price of our ordinary shares to decline. Our quarterly and annual operating results are affected by a number of factors, many of which are outside of our control, such as the economic volatility or the delayed release of newly developed technologies in server equipment both of which we experienced during 2009. In particular, we have limited exposure to end-customer demand upon which we predict future sales of our solutions. In limited circumstances, we do not recognize revenue upon a sale to an OEM or other reseller customer because the sale by the channel customer to the end-customer is subject to performance of an acceptance test by the end-customer. As a result, we may experience quarterly fluctuations in revenues dependent on the timing of the end-customer acceptance.

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

To date, we have derived a significant portion of our revenues from OEMs and other customers located outside the United States, principally in Europe, which accounted for 23% of our revenues in 2009 and 22% of our revenues in 2008, and the Asia-Pacific region and Japan, which accounted for 26% of our revenues in 2009 and 27% of our revenues in 2008. The international nature of our business subjects us to a number of risks, including the following:

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

We incorporate open source software into our switches, switch chassis and software products, such as GNU Lesser Public License (LGPL), the BSD License, MIT license and others. Open source software is accessible, usable and modifiable by anyone, provided that users and modifiers abide by certain licensing requirements. The original developers of the open source code provide no warranties on such code. For example, our products incorporate open source code such as an embedded Linux-based operating system. The Linux-based operating system has been developed under a license (known as a General Public License), which permits it to be liberally copied, modified and distributed.

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

In addition, the ownership of the rights underlying SCO’s claims against IBM is also subject to litigation with Novell in The SCO Group, Inc. v. Novell, Inc., (“SCO II”) before the United States District Court for the District of Utah.  The court handling SCO’s bankruptcy proceeding has already indicated that the outcome of SCO II and any right Novell might possess was essential to the administration of the bankruptcy matter.  In SCO II, Novell claimed ownership in the underlying copyrights and the ability to force SCO to waive its claims against IBM.  The District Court granted summary judgment in Novell’s favor, but that decision was reversed in part by the Court of Appeals for the Tenth Circuit, which ordered that the matter should be decided by way of a jury trial.  The dispute between SCO and Novell is scheduled for trial in 2010.  If the court were to rule in SCO’s favor, then the possibility remains that SCO would be able to reopen its case against IBM at some point in the future.

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

We derive all our revenues in U.S. dollars, but a significant portion of our expenses were denominated in New Israeli Shekels (“NIS”) and to a significantly lesser extent in euros and Japanese yen. Our NIS-denominated expenses consist principally of salaries, building leases and related personnel expenses. We anticipate that a material portion of our expenses will continue to be denominated in NIS. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins. The NIS appreciation against the U.S. dollar amounted to 9.0% in 2007, 1.1% in 2008 and 0.7% in 2009. While we currently hedge a significant portion of our currency exposure from expenses over a 12-month rolling forecast through financial derivatives, any weakening of our functional currency, the U.S. dollar, against the NIS will increase our Israeli salary and leasing expenses on the unhedged portion. In addition, if we wish to maintain the dollar-denominated value of our products in non-U.S. markets, devaluation in the local currencies of our customers relative to the U.S. dollar could cause our customers to cancel or decrease orders or default on payment.

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

It is our practice to have our employees and subcontractors sign non-compete agreements. These agreements prohibit our employees, if they cease working for us, from competing directly with us or working for our competitors for a period of time, typically limited to twelve months following the end of employment. Under the laws of many jurisdictions, we may be unable to enforce these agreements, and it may be difficult for us to restrict our competitors from acquiring the expertise our former employees acquired while working for us. If we cannot enforce our employees’ non-compete agreements, we may be unable to prevent our competitors from benefiting from the expertise of our former employees.

If we fail to maintain an effective system of internal controls, we may not be able to report accurately our financial results or prevent fraud. As a result, current and potential shareholders could lose confidence in our financial reporting, which could harm our business and the trading price of our ordinary shares.

Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Section 404 of the Sarbanes-Oxley Act of 2002 requires us to evaluate and report on our internal control over financial reporting and have our independent registered public accounting firm annually attest to our internal control over financial reporting. Under the SEC’s new rules regarding the implementation of Section 404, we are required to provide a management report on internal control over financial reporting in connection with this Annual Report on Form 20-F for the year ending December 31, 2009. As required by Section 404, we will provide both a management report and an independent registered public accounting firm attestation report on internal controls over financial reporting in connection with our Annual Report on Form 20-F for the year ending December 31, 2010. We have prepared for compliance with Section 404 by strengthening, assessing and testing our system of internal controls to provide the basis for our report. However, the continuous process of strengthening our internal controls over financial reporting and complying with Section 404 is expensive and time-consuming and requires significant management attention. We cannot be certain that these measures will ensure that we will maintain adequate control over our financial processes and reporting. Furthermore, as we grow our business, our internal controls may become more complex and may require significantly more resources to ensure their effectiveness. Failure to implement new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations. If we or our independent registered public accounting firm discover a material weakness, the disclosure of that fact, even if quickly remedied, could reduce the market’s confidence in our financial statements and harm our share price. In addition, future non-compliance with Section 404 could subject us to a variety of administrative sanctions, including the suspension or delisting of our ordinary shares from The Nasdaq Stock Market, which could reduce our share price.

Risks Related to Our Ordinary Shares

The market price of our ordinary shares may be volatile and could fluctuate substantially.

Since our shares commenced trading on The Nasdaq Stock Market in July 2007 and through February 28, 2010, the closing price has varied from a high of $8.40 to a low of$2.16. Our share price will likely be impacted by our quarterly financial performance, which may vary in the future, and may not meet our guidance or the expectations of analysts or investors. This may lead to additional volatility in our share price. In addition, the market price of our ordinary shares may be impacted by other factors, including:

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

As of February 28, 2010, we had 21,078,968 ordinary shares outstanding. Approximately 48.9% of these shares are “restricted securities” available for resale on the Nasdaq Stock Market, all of which are subject to volume limitations under Rule 144. Most of these restricted securities are held by the largest beneficial owners of our shares. Future sales of these restricted shares, or the perception that these sales could occur, could adversely affect the market price of our ordinary shares. We have experienced a low trading volume of our ordinary shares since our initial public offering, and if one or a small number of parties buys or sells a large number of our ordinary shares, we may experience volatility in our share price, and the price and liquidity of our shares may be adversely affected.

The holders of approximately 48.9% of our ordinary shares will be entitled to request that we register their shares for resale, and certain other shareholders have the right to include their shares in any such registration statement or in a registration statement for any public offering we undertake in the future. The registration or sale of any of these shares could cause the market price of our ordinary shares to drop significantly. See “Item 7.B: Related Party Transactions — Registration Rights.”

The ownership of our ordinary shares is highly concentrated, and your interests may conflict with the interests of our existing shareholders.

Our executive officers and directors and their affiliates beneficially own approximately 36.5% of our outstanding ordinary shares. In addition, an entity controlled by Baker Capital beneficially owns 10.4% of our ordinary shares. Accordingly, these shareholders, acting as a group, will continue to have significant influence over the outcome of corporate actions requiring shareholder approval, including the election of directors, amending our articles of association, raising future capital, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction. The significant concentration of share ownership may adversely affect the trading price of our ordinary shares due to investors’ perception that conflicts of interest may exist or arise.

If securities or industry analysts do not publish research or publish unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our stock is dependent on part on the research and reports that securities or industry analysts publish about us. If we do not maintain sufficient research coverage or if unfavorable research is published about our business, our stock price and the trading volume of our stock may decline.

Our U.S. shareholders may suffer adverse tax consequences if we are characterized as a Passive Foreign Investment Company.

Generally, if for any taxable year 75% or more of our gross income is passive income, or at least 50% of our assets are held for the production of, or produce, passive income, we would be characterized as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. No definitive guidance has been issued by the United States government concerning how to value the assets of a foreign public company for PFIC testing purposes, but often such public companies value their assets for PFIC status based on the “market capitalization” method. Under the market capitalization method, the total asset value of a company would be considered to equal the fair market value of its outstanding shares plus outstanding indebtedness, as of a relevant testing date. In certain circumstances, including extremely volatile market conditions, it may be appropriate to adjust the market capitalization method by taking into account other factors, such as a control premium, to more accurately determine the fair market value of our assets. Our management determined that, based on management’s financial projections and related assumptions such as an independent valuation of our company employing a modified market capitalization approach to reflect the extreme market volatility in 2009, it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2009. There can be no certainty that the IRS will not challenge such a position, however, and determine that based on the IRS’ interpretation of the asset test, we were a PFIC in 2009. Thus, there can be no assurance that we will not be considered a PFIC for 2009 or any taxable year. We are not providing any U.S. tax opinion to any U.S. Holder concerning any potential PFIC status of our company, and U.S. Holders should consult their own tax advisors concerning the implication of the PFIC rules in his, her or its particular circumstance. See “Item 10.E: Taxation —  United States Federal Income Taxation — Passive Foreign Investment Company Considerations.”

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

General strikes or work stoppages occasionally carried out or threatened by Israeli trade unions due to labor disputes may have an adverse effect on the Israeli economy and on our business, including our ability to deliver products to our customers and to receive raw materials from our suppliers in a timely manner. These general strikes or work stoppages may prevent us from shipping our assembled products from Israel to our customers, which could have a material adverse affect on our results of operations.

The tax benefits that are available to us require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs and taxes.

Our investment program in equipment at our facility in Israel has been granted approved enterprise status, and we are therefore eligible for tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959, referred to as the Investment Law. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2009, the end of our last fiscal year, our net operating loss carry forwards for Israeli tax purposes amounted to approximately $77.0 million. To remain eligible for these tax benefits, we must continue to meet certain conditions stipulated in the Investment Law and its regulations and the criteria set forth in the specific certificate of approval. If we do not meet these requirements, the tax benefits would be canceled, and we could be required to refund any tax benefits that we have received. These tax benefits may not be continued in the future at their current levels or at any level.

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

Although we have repaid the grants, their terms continue to prohibit us from manufacturing outside of Israel certain products, the development of which was funded by the Office of the Chief Scientist, or transferring intellectual property rights in technologies developed using these grants inside or outside of Israel without special approvals. Even if we receive approval to manufacture such products outside of Israel, we may be required to pay an increased total amount of royalties, which may be up to 300% of the grant amount plus interest, depending on the manufacturing volume that is performed outside of Israel. This restriction may impair our ability to outsource manufacturing or engage in similar arrangements for those products or technologies. Know-how developed under an approved research and development program may not be transferred to any third parties, except in certain circumstances and subject to prior approval. In addition, if we fail to comply with any of the conditions and restrictions imposed by the Research and Development Law or by the specific terms under which we received the grants, we may be subject to penalties and criminal charges.

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

Item 4. Information on the Company

A. History and Development of the Company

Our legal and commercial name is “Voltaire Ltd.” We were incorporated under the laws of the State of Israel in April 1997 and commenced operations in 1997. In July 2007, we conducted an initial public offering and listing on The Nasdaq Stock Market.

We are registered with the Israeli registrar of companies in Jerusalem. Our registration number is 51-247196-2. Our principal executive offices are located at 13 Zarchin Street, Ra’anana 43662, Israel, and our telephone number is +972 (74) 712-9000. Our web site address is www.voltaire.com. The information on our web site does not constitute part of this Annual Report. Our agent in the United States is our subsidiary, Voltaire, Inc. The address of Voltaire, Inc. is 100 Apollo Drive, Chelmsford, MA 01824, U.S.A.

B. Business Overview

Overview

We design and develop scale-out computing fabrics for data centers, high performance computing and cloud computing environments. Our family of scale-out fabric switches, application acceleration software and advanced fabric management software improve performance of mission-critical applications, increase efficiency and reduce costs through infrastructure consolidation, and lower power consumption.

Scale-out computing is the ability to build large data centers that scale horizontally to thousands of servers while:

•	leveraging industry standard servers, storage and networks;

•	delivering highly dense and power efficient infrastructure;

•	enabling virtual infrastructure and application mobility; and

•	providing linear scalability of applications and resources.

The term scale-out computing includes the following:

•
Cluster computing. Clusters run an application in a distributed way on a number of servers ranging from two servers to thousands of servers. The servers are tightly linked and are typically located in a single data center at the same physical location.

•
Grid computing. Grids run applications in a distributed fashion on dozens to thousands of servers in a similar manner to clusters. However, grids typically run many applications in parallel and applications are more loosely linked. Grids may be deployed across several geographical locations.

•	Cloud computing. Cloud computing is based on grid computing concepts with service level models describing expected performance applied to them. There are two main types of clouds:

•
Private clouds. These are owned by enterprises for running their internal information technology (IT) services. The internal IT department offers services to different business units, dynamically re-provisioning resources based on the requirements of those units.

•
Public clouds. Companies completely outsource their IT infrastructure, or a particular application, to cloud service providers. The enterprises’ applications run on the service provider’s infrastructure and can be accessed over the Internet.

We have significant expertise in developing scale-out switching platforms and software based on the scale-out InfiniBand switching market, and we believe that we can apply the same expertise to Ethernet switching market.

Our principal executive offices are located in Ra’anana, Israel. We also have offices in North America, Europe and Asia-Pacific. We outsource the manufacturing of our products primarily to two contract manufacturers. We had revenues of $50.4 million in 2009, $61.6 million in 2008 and $53.1 million in 2007.

Industry Background

Evolution from Scale-up Silos to Shared Scale-out Data Centers and Clouds

One of the most significant trends in recent years in the information technology (IT) industry has been the move to scale-out computing.  Before scale-out computing became prevalent, legacy data centers were basically collections of IT silos. Each silo was a large monolithic server, either a mainframe or a large SMP (Symmetric Multi-Processing) system, serving a particular application or a limited set of applications within a business unit in the organization.

These IT silos were based on a scale-up approach, which involved the use of a monolithic server that addressed the application’s performance requirements. The system was “scaled up” with a new, larger monolithic system once the performance requirements exceeded the system’s capability. Consequently, data centers were over-provisioned to avoid such replacements and commonly had utilization rates as low as 10-15%.  Low utilization rates were one indicator of data center inefficiencies.

Scale-out computing leverages the constant innovation and progress in x86 servers (servers that use standard processors from Intel and AMD) and server interconnect technologies to provide an alternative to scale-up computing. Scale-out computing technologies enable the use of multiple x86 servers (from a handful to thousands) stacked together to form a large IT resource that can either serve single applications in a tightly coupled way (clusters) or multiple applications (grids and clouds).

Scale-out computing is the foundation for cloud computing in which a shared infrastructure dynamically serves many applications and users. The combination of inexpensive building blocks and adaptive scalable technologies allows IT organizations to dramatically improve their efficiency and responsiveness.  Scale-out computing enables the concept of “scale as you grow” which lowers operating expenses and improves the return on capital expenditures.

Our Solutions

We provide server, storage switching and software solutions that enable high-performance scale-out computing within the data center. We offer performance and choice to our customers, leveraging the performance, scalability and latency benefits of our scale-out InfiniBand and 10Gb Ethernet platforms combined with our software product lines – Voltaire Unified Fabric Manager (UFM) and Voltaire’s Application Acceleration Software. These software packages have been designed and optimized to run on both types of platforms.

We design our products to deliver scale-out fabric solutions in different verticals markets, such as financial services, manufacturing, energy and life sciences and horizontal markets, such as private clouds, public clouds and scale-out databases (database applications such as Oracle 11g RAC – Real Application Clusters).

Products and Technologies

Our Scale-out InfiniBand Platforms

InfiniBand is a high performance, switched fabric interconnect for servers. The technology is deployed worldwide in server clusters ranging from two to thousands of nodes. With the highest bandwidth (40Gb/sec) and lowest latency (100 nanoseconds) available in industry standard technology, InfiniBand is the considered the highest performance standard interconnect technology. InfiniBand has become the interconnect of choice for high performance computing (HPC) environments and is becoming the preferred standard in enterprise data centers requiring a high performance fabric.

Today, many high performance data centers take advantage of InfiniBand-based interconnect support incorporated into applications from leading independent software vendors such as Oracle and Microsoft and open-source applications. Our scale-out InfiniBand switches allow these applications to run faster and more efficiently.

We offer a range of scale-out InfiniBand switches that vary in the number of available ports and capabilities in order to address the specific needs of our customers, including scalability and integration with other data center technologies:

Modular Switches

	Number of Slots	Internal Switch Bandwidth	Maximum Switch- to-Host Bandwidth	Maximum IB Switching Ports	Maximum 10 Gigabit/sec Ethernet Gateway Ports
Grid Director 2004	4	3.84 Tb/sec	20 Gb/sec	96	8
Grid Director 2012	12	11.52 Tb/sec	20 Gb/sec	288	24
Grid Director 4700	18	25.92-51.84 Tb/sec	40 Gb/sec	648	N/A
Grid Director 4200	6	8.64 Tb/sec	40Gb/sec	162	N/A

Fixed Port Switches

	Internal Switch Bandwidth	Maximum Switch- to-Host Bandwidth	Maximum IB Switching Ports	Maximum 10 Gigabit/sec Ethernet Gateway Ports
Grid Director 9024D	960 Gb/sec	20 Gb/sec	24	N/A
Grid Director 2036	1.44 Tb/sec	20 Gb/sec	36	N/A
Grid Director 4036	2.88 Tb/sec	40 Gb/sec	36	N/A
Grid Director 4036E	2.88 Tb/sec	40 Gb/sec	34	2

Our Scale-out Ethernet Platforms

Voltaire’s scale-out 10Gb Ethernet offering enables users to benefit from a far more scalable, lower latency and virtualized switch fabric with lower overall fabric costs and power consumption, greater efficiencies and simplified management than traditional 10Gb Ethernet fabrics.

Instead of using many hierarchical switching tiers that can become network bottlenecks, our approach allows greater scalability while guaranteeing higher performance, simpler management and lower costs. For a customer building a 1,000 node data center, this approach delivers 10X lower latency and 4X faster core performance for half the price, using 3X less power than alternative solutions.

In October 2009, we announced the availability of Vantage™ 8500, our first 10Gb Ethernet low latency switch. Both IBM and HP include the Vantage 8500 in their data center products portfolios. The Vantage 8500 has the following characteristics:

	Number of Slots	Internal Switch Bandwidth	Maximum Switch-to-Host Bandwidth	Maximum IB Switching Ports
Vantage 8500	12	5.76 Tb/sec	10 Gb/sec	288

Our Software

Our software solutions offer the following functionality:

•
Application Acceleration Software. Our application acceleration software includes software packages such as Voltaire Messaging Accelerator (VMA), Voltaire Messaging Service (VMS) and OpenMPI Accelerator (OMA). These packages allow customers to maximize the performance of their scale-out platforms. While InfiniBand and 10Gb Ethernet products offer immediate performance benefits for applications using these technologies, there are some performance oriented capabilities that are not fully utilized when the operating system’s regular software is used. Our application acceleration software packages leverage these extra capabilities and further boost performance and efficiency. We sell our application acceleration software as a stand-alone package which is offered separately from its hardware platforms. In some cases, the software is sold in environments that use third party networking platforms. Voltaire VMS acceleration packages have been integrated with NYSE Technologies software and are resold by them as part of their solutions. Our application acceleration software is designed to run on both our InfiniBand and 10Gb Ethernet scale-out fabric platforms.

•
Scale-Out Fabric Management Software. Our Unified Fabric Manager (UFM) is a powerful platform for managing demanding scale-out computing environments. Data center operators can use UFM to efficiently monitor and operate the entire fabric, increase application performance and maximize fabric resource utilization. UFM uses an innovative application-centric approach to bridge the gap between servers, applications and fabric elements. UFM's fabric model allows users to manage fabrics as a set of business related entities such as time critical applications or services. UFM’s management infrastructure enables fabric monitoring and performance optimization on the application-logical level rather than just at the individual port or device level.

Advantages of the UFM approach include:

•	improved performance due to application-centric optimizations;

•	quicker troubleshooting time due to advanced event management;

•	efficient management of dynamic and multi-tenant environments; and

•	higher utilization of fabric resources.

Adapters and Cables

We do not consider adapters and cables to be strategic products for us; however, in some cases we offer end-to-end solutions to customers in which we include InfiniBand host channels, adapters and cables, manufactured by third parties, to our software and switches. We typically do not sell these products on a stand-alone basis.

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

End-customers purchase our products primarily through server OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Our OEM customers generally purchase our products from us upon receipt of purchase orders from end-customers. These OEM customers are responsible for the installation of solutions incorporating our products, and initial and escalation level customer support to end-customers. As of December 31, 2009, our main OEM customers were IBM, HP and SGI.

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

Our base agreement with IBM, which accounted for 13.4% of our revenues in 2009, provides that IBM purchases our products and services pursuant to a related statement of work or work authorization. Pricing and payment terms for the products and services are determined by such statement of work or work authorization. The agreement can be terminated by either party provided that no statement of work or work authorization is outstanding. We currently have an executed statement of work, which will expire on November 19, 2013. We have also entered into a technical services agreement with IBM, which provides that IBM will assist us in developing products to incorporate into IBM’s solutions pursuant to a statement of work. The agreement expires on December 31, 2010 and can be terminated by either party upon 30 days’ prior written notice, provided that no statement of work is in effect. We had an executed statement of work pursuant to the technical services agreement that expired on December 9, 2007. In addition, in the event of a material breach of either the base agreement or the technical services agreement, the non-breaching party may terminate such agreement if the other party fails to cure such breach within 30 days after receiving notice from the non-breaching party.

Sales to HP accounted for 18.6% of our revenues in 2009. On April 7, 2009, we signed a new Product Purchase Agreement with HP, which replaces our former agreement. The initial three-year term of the agreement will expire on April 6, 2012, and the agreement provides for successive one-year renewal terms unless terminated by either party. The agreement can be terminated at will by us after the initial term upon six months’ notice and by HP at any time upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate the agreement if the other party fails to cure such breach within 30 days after receiving notice of such breach from the non-breaching party.  The agreement permits HP to cancel certain unfilled orders with us if we refused to match a lower purchase price offered by an alternate supplier under comparable circumstances. The agreement also contains a “most favored client” clause for the benefit of HP.

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

We also have relationships with over 30 value-added resellers and systems integrators. Approximately 52% of our sales to end-customers were through our relationships with value-added resellers and system integrators in 2009. These value-added resellers and systems integrators include second-tier server and storage OEM companies, as well as traditional systems integrators which do not manufacture products but which provide solutions to end-customers.

Seasonality

Our business is impacted by seasonal factors. Generally, our revenues are lower in the first and second quarters while our third and fourth quarters have historically exhibited higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end-customers who typically make expenditures at their fiscal year end.  In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. These seasonal factors may also be compounded by external economic conditions.  For example, during the third and fourth quarters of 2009 we recorded 65% of our revenue as compared to the first two quarters of the year which was even greater than historically experienced. This increase was a result of the improving economy combined with the natural seasonality of the ending budget cycle from which historically we would have benefitted.

Sales and Marketing

As of December 31, 2009, our sales and marketing staff consisted of 45 employees, including 10 sales and support engineers that support end-customers in pre- and post-sales activities. Our sales and marketing staff is located in Israel, the United States, Europe, Asia-Pacific region and Japan.

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

Our marketing organization is responsible for product strategy and management, future product plans and positioning, pricing, product introduction and transitions, competitive analysis, and raising the overall visibility of our company and our products. The marketing team is also responsible for working with independent software vendors, or ISVs, to identify vertical markets and vertical market solutions that may benefit from our product offerings. In addition, the marketing team develops and manages various OEM customer and end-customer generation programs including web-based lead development, trade shows and industry analyst relations.

Service and Technical Support

We consider our customer support and professional service capabilities to be a key element of our sales strategy. Our customer support and professional service teams enable our customers to optimize the reliability and performance of their grids.

First calls and second level escalation support to end-customers are typically delivered by our server OEM customers, value-added resellers and systems integrators as a condition of contract. We provide third level and engineering support to these customers when necessary. We also sell annual support and extended warranty packages to our customers to provide a more comprehensive support offering. We have technical assistance centers, located in Ra’anana, Israel and Chelmsford, Massachusetts, which use a streamlined process and an on-line customer relationship management system to provide reliable support to our end-customers.

End-customers can also take advantage of our on-line resources: SupportWeb and eSupport. SupportWeb contains technical documentation allowing our end-customers to quickly research and resolve product questions, as well as download maintenance release updates. Our web-based eSupport enables end-customers to open support cases on-line through either email or the Internet.

Research and Development

Our research and development activities take place in Ra’anana, Israel. As of December 31, 2009, 108 of our employees were engaged primarily in research and development. Our research and development team is composed of 88 platform, software system and new product introduction engineers, 19 quality assurance personnel and one system administrator. Our gross research and development expenditures were $16.3 million in 2009, $15.7 million in 2008, and $10.8 million in 2007.

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

If the Office of the Chief Scientist consents to the manufacture outside Israel of certain products, the development of which was funded by the Office of the Chief Scientist, the regulations allow the Office of the Chief Scientist to require the payment of increased royalties, ranging from 120% to 300% of the amount of the grant plus interest, depending on the percentage of foreign manufacture. If the manufacturing is performed outside of Israel by us, the rate of royalties payable by us on revenues from the sale of such products manufactured outside of Israel will increase by 1% over the regular rates. If the manufacturing is performed outside of Israel by a third party, the rate of royalties payable by us on those revenues will be a percentage equal to the percentage of our total investment in such products that was funded by grants. The R&D Law further permits the Office of the Chief Scientist, among other things, to approve the transfer of manufacturing or manufacturing rights outside Israel in exchange for an import of certain manufacturing or manufacturing rights into Israel as a substitute, in lieu of the increased royalties.

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

Manufacturing and Supply

We subcontract the manufacture, assembly and testing for our products primarily to two contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd. These contract manufacturers provide us with full turn-key manufacturing and testing services. This full turn-key manufacturing strategy enables us to reduce our fixed costs, focus on our research and development capabilities and provides us with flexibility to meet market demand. Our engineering technologies group prepares detailed bills of materials, AVL (approved vendor list) and full manufacturing instructions to enable our contract manufacturers to purchase the necessary components and manufacture our products based on our desired specifications. We have also developed automatic test equipment located at the contract manufacturers’ production lines to control the quality of our manufactured products. We monitor our contract manufacturing operations through site visits by our manufacturing and planning managers. We also maintain an in-house materials procurement function to purchase strategic product components with a significant lead time, in order to maintain our relationships with key suppliers while balancing our manufacturing costs.

Sanmina-SCI is responsible for the manufacture of our 24 port Grid Director™ Switch 9024 and our recently released 36 port (DDR and QDR) Grid Director™ Switches 2036 and 4036. In October 2004, we entered into a letter agreement with Sanmina-SCI governing the terms of our manufacturing arrangement, but have not yet entered into a fully-negotiated agreement to formalize our business relationship. Pursuant to this letter agreement, we submit purchase orders to Sanmina-SCI for our manufacturing requirements at least 90 days in advance. We are not required to provide any minimum orders. Upon the termination of the letter agreement or a cancellation of an order, we are responsible for all components and finished products ordered within the lead-time.

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

Some of the components used in our products are obtained from limited-source suppliers. In particular, we obtain the InfiniBand switching ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches, from Mellanox Technologies Ltd., which is currently the only manufacturer of this chip. Sales of our products incorporating the ASIC accounted for approximately 70% of our revenues in 2009. We entered into a non-exclusive agreement with Mellanox on October 27, 2005 for an initial period of two years, which automatically renews for successive one-year periods unless one party notifies the other party within 90 days prior to each annual termination date that it does not wish to renew the agreement. The agreement is non-exclusive and does not contain any minimum purchase requirements. Mellanox may generally increase the purchase price of any product under the agreement upon 30 days’ written notice, and we have agreed to review and discuss product pricing on a good faith basis every six months. In addition, pursuant to our agreement, Mellanox must deposit with an escrow agent all the technological information necessary to manufacture the ASIC. Effective June 12, 2007, this information is held in trust by the escrow agent for our benefit in accordance with the terms of an escrow agreement. Mellanox may increase the price of the ASIC upon 30-days prior notice and has the right to alter the ASIC upon 120-days prior notice, and to discontinue production of the ASIC upon six-months prior notice. During a period of six months after our receipt of a notice of discontinuance from Mellanox, we may purchase from Mellanox such commercially reasonable quantity of the discontinued product as we deem reasonably necessary for our future requirements. Mellanox is obligated to continue to provide us the discontinued product and to facilitate our transition to new products for a period not to exceed nine months following our receipt of a notice of discontinuance. If Mellanox is unable or unwilling to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry-standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully.

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

Intellectual Property

Our intellectual property rights are very important to our business, and our continued success depends, in part, on our ability to protect our proprietary products. We rely on a combination of patents, copyright, trademarks, trade secrets, confidentiality clauses and other protective clauses in our agreements to protect our intellectual property, including invention assignment and non-disclosure agreements with our employees and certain outside contractors and non-disclosure agreements with our distributors, resellers, software testers and contractors. We believe that the complexity of our products and the know-how incorporated in them makes it difficult to copy them or replicate their features.

As of February 28, 2010, we had two issued U.S. patents. One of these two U.S. patents has a corresponding registered European patent, which has been validated in France, Germany, and the United Kingdom. The other one of these two U.S. patents has a corresponding European patent application pending. Additionally, we have nine patent applications pending in the United States; two of which have a corresponding International Patent Application pending pursuant to the Patent Cooperation Treaty (PCT), one of which is pending in the United Kingdom and one of which is pending in China. As of February 28, 2010, we also had trademark registrations for “VOLTAIRE” in Israel and the European Union, “V VOLTAIRE (and design)” in Israel, the United States, Canada, the European Union, South Africa, China, Japan and Singapore, “Grid Backbone” in the European Union, “GridVision” in the European Union and “GridStack” in the United States.

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

We face significant competition in the markets in which we operate. We expect competition to continue in the future with the introduction of new technologies and the entrance of new participants. In addition, we expect that we will face competition from other new and established companies competing for next-generation scale-out data center solutions. Our current principal competitors are QLogic Corporation and Cisco Systems, Inc. In addition, Mellanox Ltd., our sole supplier of application-specific integrated circuits, or ASICs, compete with us by marketing and selling InfiniBand switch products. Other competitors for the Ethernet switching products include Juniper Networks, Inc. and Brocade Communications Systems, Inc.

Facilities

Following our relocation in April 2009, our principal administrative and research and development activities are conducted in a 63,743 square foot (5,922 square meters) facility in Ra’anana, Israel. The initial lease for this facility expires in May 30, 2014, but is then automatically extended for a period of three years, unless we provide six-month prior written notice that we do not wish to extend the term. We may alternatively choose to extend the term for five years upon expiration of the initial period. We also lease office space totaling approximately 10,872 square foot (1,010 square meters) in the United States. The lease for this facility expires on April 30, 2015. We also lease offices space in England, Germany and Japan. We believe that our new facilities in Ra’anana are adequate for our current needs and that suitable additional or alternative space will be available on commercially reasonable terms to meet our future needs.

Legal Proceedings

We are not party to any material litigation or proceeding.

C. Organizational Structure

Voltaire Ltd. is organized under the laws of the State of Israel and, as of December 31, 2009, held directly and indirectly the percentage indicated of the outstanding capital stock of the following subsidiaries:

Name of Subsidiary	Jurisdiction of Incorporation	Percentage Ownership
Voltaire, Inc.	Maryland, U.S.A.	100%
Voltaire Japan K.K.	Japan	100%
Voltaire (UK) Limited	United Kingdom	100%

Item 4A. Not Applicable

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

We were incorporated and commenced operations in 1997. Between 1997 and 2001, we developed, manufactured and sold data security products. In 2001, we shifted our business plan to focus on developing scale-out computing switches and software for the data center, primarily based on the InfiniBand scale-out computing interconnect architecture. Between 2001 and 2003, we continued to develop our technology and in 2003 we made our first commercial shipments of our Internet Protocol routers, first generation InfiniBand Switch Routers, host channel adaptors and GridStack® software. From 2004 through 2009 we continued to introduce and sell our Grid DirectorTM director-class switches and routers with increasing bandwidth, configurations and feature sets. Specifically, during 2007, we introduced the Grid DirectorTM 2012, a new 20 gigabit/second InfiniBand based switching platform and during 2008, we introduced the Grid DirectorTM 2004 and 2036, 20 gigabit/second InfiniBand based switching platforms, and Grid Director 4036, a 36 port 40 gigabit/second switch.  More recently in 2009 we introduced the QDR InfiniBand Grid Director™ 4700, a 324 port 40 gigabit/second switch, the Vantage™ 8500, a 288  port 10 gigabit/second Ethernet switch as well as software products such as Messaging Accelerator™ software, a software solution that improves the performance of multi-cast applications and the Unified Fabric Manager™ software for data center management.

Our solutions are based on the InfiniBand and Ethernet scale-out computing interconnect architecture, which competes with data center architectures using Ethernet or other technologies such as SMPs or other proprietary technologies. Historically, more than half of our end-customers have been governmental, educational and research institutions. More recently, we have expanded into enterprise markets, including oil and gas, manufacturing, life sciences, entertainment and financial services. A key component of our growth strategy is to collaborate with independent software vendors, or ISVs, that have expertise in key vertical markets, such as financial services and manufacturing, and work together to design solutions that meet the needs of end-customers in these vertical markets. We seek to leverage our relationships with our OEM customers and ISVs to achieve greater penetration across certain key vertical markets.

We sell our products primarily through server original equipment manufacturers, or OEMs, which incorporate our products into their solutions, as well as through value-added resellers and systems integrators. Sales to our OEM customers are made on the basis of purchase orders that are issued pursuant to product purchase agreements or statements of work. Due to the nature of our OEM strategy, we derive the majority of our revenues from sales to a limited number of large customers. Sales to five OEM customers accounted for 48% of our revenues in 2009 and 63% of our revenues in 2008 and 2007. We believe that our revenues will continue to be highly concentrated among a relatively small number of OEM customers for the foreseeable future.

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

The term of our current statement of work with IBM was extended on January 15, 2010 to be in effect until November 19, 2013. The initial term of our new agreement with Hewlett-Packard Company, or HP, will expire on April 6, 2012 upon which it will automatically renew for successive one year periods. The agreement allows us to terminate following the initial term upon six months’ notice and allows HP to terminate upon 90 days’ notice. Additionally, in the event of a breach, the non-breaching party may terminate this agreement if the other party fails to cure such breach within 45 days after receiving notice of such breach by the non-breaching party. We cannot predict with certainty what impact, if any, an expiration or termination of any of these agreements would have on our results of operations since none of our OEM agreements contain minimum purchase requirements and because we cannot predict which OEM will receive a design win from an end-customer. Nevertheless, the termination or expiration of an agreement with a large OEM customer could have a material adverse impact on our revenues and operating results.

We currently rely on Mellanox Technologies Ltd. as our sole-source supplier for the InfiniBand switching application-specific integrated circuit, or ASIC, the main component used in our Grid Director director-class switches and Grid Switch edge switches. The ASICs constitute a significant portion of our cost of revenues. If Mellanox is unable or unwilling to supply the switch chip on a timely basis or in the quantities that we require, we would likely be unable to manufacture our switching products without adopting a different industry standard solution in place of InfiniBand. This would require significant changes to our products that would take time to complete if we are able to do so successfully. In addition, our cost of revenues may be impacted negatively by any disruption in the supply of this component, including as a result of higher-priced alternative components we may be forced to purchase in connection with product reconfigurations.

We subcontract the manufacturing, assembly and testing for our products primarily to two outside contract manufacturers, Sanmina-SCI Corporation and Zicon Ltd. As a result, our business has relatively low capital requirements. We currently have offices in North America, Europe, the Middle East and Asia-Pacific. We will seek to extend our geographic reach by adding to our sales and marketing and support and services teams in order to expand sales of our scale-out fabric.

Key Business Metrics

We consider the following metrics to be important in analyzing our results of operations:

Revenues.   We closely monitor our quarterly and annual revenues as a measure of our business performance. We derive our revenues from sales of our server and storage switching and software solutions, and to a lesser extent from provision of support and other services for the foregoing. Our revenues are affected by seasonal fluctuations, by the sales cycles of our OEM customers with respect to their end-customers, and can be affected by releases of new server technologies such as new generation microprocessors and by severe economic shifts as experienced during in 2009. We expect that our quarterly results may fluctuate from period to period and may not always be fully reflective of our overall business and prospects. As a result, we believe that reviewing both quarterly and annual results together may provide a better overall measure of our business than reviewing any individual quarter or consecutive series of quarters in isolation.

Gross Margins.   A key component of our growth objectives is to maintain and improve our gross margins. Our gross margins have increased to 52% in 2009 from 50% in 2008 and 43% in 2007. We analyze the following two metrics which impact our gross margins:

•
Product Mix.   The mix of products that we sell directly impacts our gross margins. Our ability to increase sales of our higher margin products while reducing sales of lower-margin products as a percentage of revenue is an important element of implementing our growth strategy. We will seek to further increase our gross margins by increasing our sales of the higher margin products and with increased sales of our recently released management and application acceleration software. To implement this strategy, we have included software sales targets as a component of our sales personnel’s sales plans and have introduced Ethernet based products with higher gross margins.  We will evaluate future sales of host adapter cards and cables on a non-premium basis if we believe it will negatively impact our gross margins. We expect to continue selling host adapter cards in order to compete effectively where an end-customer seeks a complete solution, notwithstanding the potential for it to reduce our blended gross margins.

•
Economies of Scale.   Our historical gross margins on a blended basis through 2008 improved primarily due to reductions in costs of materials and manufacturing overhead due to higher production volumes of the sold products. We expect to continue to reduce these costs as a percentage of revenues when we return to sales growth. We plan to continue to seek opportunities to reduce our cost of revenues in the future by taking advantage of economies of scale arising from increased manufacturing volume, which will allow us to negotiate lower costs of materials and manufacturing uplifts.

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

Net Income. We have incurred net losses in each fiscal year since we commenced operations in 1997. We monitor our operating expenses closely as we grow our business. We try to adjust them to reflect changes in the expected revenue growth rate. For example, in the fourth quarter of 2008 and first quarter of 2009, we took actions, including reducing employee related expenses, to reduce future expense growth rate in light of the economic downturn and lower revenue expectations.

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

We recognize revenues from product sales in accordance with ASC 985-605 (formerly referred to Statement of Position 97-2, “Software Revenue Recognition,” and EITF Issue No. 03-5, “Applicability of AICPA Statement of Position 97-2 to Certain Arrangement That Contain Software Elements”). We recognize revenues from the sale of our products when persuasive evidence of an agreement exists, delivery of the product has occurred, the fee is fixed or determinable and collection is probable. We typically defer recognition of revenue until each of these standards has been satisfied. Delivery occurs when title is transferred under the applicable international commerce terms, or IncoTerms, to our customer, including an OEM customer, value added reseller or systems integrator. We do not provide rights of return and generally do not provide for acceptance tests by end-customers. In a limited number of circumstances, however, we have deviated from our standard policy by agreeing to arrangements with OEM, value added reseller or system integrator customers which provide for acceptance tests. These arrangements have clear milestones and acceptance tests before the purchase price is considered non-cancelable. In these instances, we do not recognize revenue until all obligations, milestones and acceptance tests have been satisfied. Until such time, we account for this as deferred revenue.

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

Geographical Breakdown

We classify our revenue geographically based on the location of our customer, regardless of the location of the end-customer. The following table sets forth the geographic breakdown of our total revenues for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
North America	51%	51%	53%
Europe	23	22	36
Asia-Pacific and Japan	26	27	11
Total	100%	100%	100%

Cost of Revenues

Our cost of revenues consists primarily of cost of product components and materials, fees paid to our contract manufacturers and personnel cost associated with production management. In addition, to a lesser extent our cost of revenues includes expenses for inventory obsolescence, costs for providing customer service and support, warranty obligations, general overhead and royalties paid to the Office of the Chief Scientist of the Israeli Ministry of Industry, Trade and Labor, or the Office of the Chief Scientist. Generally, our cost of revenues as a percentage of sales revenues has decreased over time, primarily due to unit manufacturing cost reductions given economies of scale from higher manufacturing volumes and favorable product mix. In the future, we expect overall cost of revenues to increase or decrease relative to changes in actual sales and resulting product mix. The cost of revenues relative to actual revenues can be affected by material changes in economies of scale, product mix and absorption of fixed operating costs as a gross percentage of sales.

Operating Expenses

Operating expenses consist of research and development, sales and marketing and general and administrative expenses. We have invested significant resources to develop our OEM relationships. Operating costs associated with the development of our OEM relationships involve a significant initial investment by us in order to satisfy OEM performance requirements, develop professional relationships within the OEM organization, and provide education and training to each OEM customer. These initial costs typically decrease once our OEM customers have approved our solutions for inclusion in their products and begun generating sales. The largest component of our operating expenses is personnel costs. Personnel costs consist of salaries and benefits for our employees, including commissions for sales personnel and share-based compensation for all employees

Research and Development.   Our research and development expenses consist primarily of salaries and related personnel costs, as well as costs for subcontractor services, costs of materials consumed in connection with the design and development of our products and facilities costs. We expense all of our research and development costs as incurred. Through 2005, our research and development expenses were partially offset by financing through royalty-bearing grants from the Office of the Chief Scientist. We recognized such participation grants at the time at which we were entitled to such grants on the basis of the costs incurred and included these grants as a deduction from research and development expenses (see “— Government Grants”). We do not anticipate receiving additional grants in the future. We intend to continue to invest significantly in our research and development efforts and believe these areas are essential to maintaining our competitive position. We expect that on an annual basis our research and development expenses will increase in absolute terms but decrease as percent of revenues due to increase in revenues.

Sales and Marketing.   Our sales and marketing expenses consist primarily of salaries and related personnel costs, sales commissions, travel expenses, marketing programs and facilities costs. We intend to continue to invest in sales and marketing, in line with sales forecasts, and when appropriate further develop our relationships with our OEM customers, hire additional sales and marketing personnel, extend brand awareness and sponsor marketing events. We expect that in future periods on an annual basis our sales and marketing expenses will decrease as percent of revenues.

General and Administrative.   Our general and administrative expenses consist primarily of salaries and related personnel costs, travel, facilities expenses related to our executive, finance, human resource and information technology teams and other fees for professional services provided by subcontractors. Professional services consist of outside legal, audit and tax services and information technology consulting costs. We expect that in future periods on an annual basis our general and administrative expenses will decrease as a percentage of growing future revenues.

Amortization of Deferred Share-Based Compensation.   We have granted options to purchase our ordinary shares to our employees, directors and consultants at prices equal to or below the fair market value of the underlying ordinary shares on the grant date. The options, which were below the fair market value, were considered compensatory because the deemed fair market value of the underlying ordinary shares was greater than the exercise prices determined by our board of directors on the option grant date. The determination of the fair market value of the underlying ordinary shares prior to the initial public offering involved subjective judgment, third-party valuations and the consideration by our board of directors of various factors. Because there was no public market for our ordinary shares prior to the offering, the amount of the compensation charge was not based on an objective measure, such as the trading price of our ordinary shares. We discuss in detail the factors that affected our determination of the deemed fair value of the underlying ordinary shares below in “Critical Accounting Policies and Estimates — Accounting for Share-Based Compensation.” As of January 1, 2006, we adopted ASC 718 (formerly referred to as SFAS no. 123(R) “Share Based Payment”) which requires us to expense the fair value of employee share options. We adopted the fair value recognition provisions of ASC 718, using the modified prospective method for grants that were measured using the fair value method for either recognition or pro forma disclosures and adopted ASC 718 using the prospective-transition method. The fair value of share-based awards granted after January 1, 2006, was estimated using the Black-Scholes valuation model.

On September 8, 2009, the compensation committee of the board of directors approved incentive compensation to our executive officers of 77,500 performance-based restricted stock units ("PBRSUs"), under our 2007 Incentive Plan. The number of PBRSUs which may be earned depends upon achievement of the performance objectives as of December 31, 2009. The compensation committee shall determine the achievement of such objectives based on the board approval of our 2009 financial statements included in this 2009 Form 20-F and subject to executive officer's continuous employment with us through the date of such approval by the compensation committee. The fair value of the PBRSU granted was estimated based on the share price on the grant date. The fair value of the PBRSU was $4.48.

In connection with the grant of options and PBRSU, we recorded total share-based compensation expenses of $2.5 million in 2009, $2.0 million in 2008 and $1.0 million in 2007. In the future, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. As of December 31, 2009, we had an aggregate of $4.9 million of deferred unrecognized share-based compensation remaining to be recognized. We estimate that this deferred unrecognized share-based compensation balance will be amortized as follows: $2.5 million in 2010, approximately $1.7 million in 2011 and approximately $0.7 million in 2012 and thereafter.

Financial Income (Expenses), Net

Financial income consists primarily of interest earned on our cash balances and other financial investments and foreign currency exchange gains. Financing expenses consist primarily of bank fees, foreign currency exchange losses and amortization of discount and premium related to marketable securities. Foreign exchange gains or losses may be primarily as a result of foreign exchange fluctuations between the U.S. dollar and NIS, and to a significantly lesser extent, between the U.S. dollar and euro or between the U.S. dollar and Japanese yen.

Corporate Tax

Israeli companies are generally subject to corporate tax at the rate of 26% of their taxable income in 2009. The rate is 25% in 2010 and is scheduled to decline per year till the tax rate of 18% in 2016. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2009, the end of our last fiscal year, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $77.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

Comparison of Period to Period Results of Operations

The following table sets forth our results of operations as a percentage of revenues for the periods indicated:

	Year Ended December 31,
	2009	2008	2007
Revenues	100.0%	100.0%	100.0%
Cost of revenues	48.1	50.3	57.4
Gross profit	51.9	49.7	42.6
Operating expenses:
Research and development, net	32.3	25.5	20.3
Sales and marketing	24.2	21.4	19.7
General and administrative	16.5	12.0	8.7
Total operating expenses	73.0	58.9	48.7
Loss from operations	(21.1)	(9.2)	(6.1)
Financial income (expenses), net	0.3	2.3	(0.3)
Net loss before income tax expenses	(20.8)	(6.9)	(6.4)
Income tax benefit (expenses)	(1.1)	(1.2)	0.5
Net loss	(21.8)%	(8.1)%	(5.9)%

Results of Operations

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

Revenues

Revenues decreased by $11.2 million, or 18.2%, to $50.4 million in 2009 from $61.6 million in 2008. The decrease in revenues resulted primarily from decreased sales to our OEM customers from $38.6 million in 2008 to $24.1 million in 2009 offset by an increase in sales from $23.0 million in 2008 to $26.3 million in 2009 to our non-OEM customers. The decreased sales reflect the economic slowdown in 2009 affecting global technology spending. The decrease in sales to our OEM customers resulted primarily from decreased sales to HP which totaled $9.4 million in 2009, representing a decrease of $5.8 million over sales in 2008 and sales to IBM which decreased to $6.8 million in 2009, representing a decrease of $7.1 million over sales in 2008.

In addition, sales of our Grid Director director-class switches and Grid Switch edge switches decreased to $36.2 million in 2009 from $47.2 million in 2008, and sales of our adapter cards to $8.2 million in 2009 from $10.9 million in 2008. These decreases were partially offset by an increase in our combined professional services and software sales that increased to $6.0 million in 2009 from $3.5 million in 2008. We believe that the decrease in our sales reflected the overall decrease in the market size resulting from the poor economic conditions.

Cost of Revenues and Gross Margin

Cost of revenues decreased by $6.8 million, or 21.8%, to $24.2 million in 2009 from $31.0 million in 2008. This decrease resulted primarily from a decrease in products sold and cost reductions to manufacture the goods. Gross margin increased to 51.9% in 2009 from 49.7% in 2008. This improved gross margin resulted from reduced costs for the ASIC, the principal component used in our Grid Director director-class switches and Grid Switch edge switches, and for other secondary components, such as circuit boards and chassis, reduced charges to obsolete inventory in 2009, compared to 2008, offset partially by higher percent of fixed expenses on lower revenues and product mix. We expect that our  variable costs will continue to be stable or decrease relative to our sales growth implying stable or reduced cost of revenues as a percent of revenues in the future.

Operating Expenses

Research and Development.   Research and development expenses increased by $0.6 million, or 3.7%, to $16.3 million in 2009 from $15.7 million in 2008. This increase resulted primarily from an increase in depreciation expenses to $2.0 million in 2009 from $1.2 million in 2008 and increase of $0.6 million and $0.4 million in professional services and prototype expenses, respectively, compared to 2008 offset by decrease of $1.4 million in salary and related expenses compared to 2008.  The reduction in salary and related expenses was mainly due to salary reduction measures and a decrease in accrued vacation and bonus expenses. Research and development expenses as a percentage of revenues increased to 32.3% in 2009 from 25.5% in 2008.

Sales and Marketing.   Sales and marketing expenses decreased by $1.0 million, or 7.5%, to $12.2 million in 2009 from $13.2 million in 2008. This decrease resulted from a decrease of $1.6 million in salary and commission-related expenses resulting from reduced headcount, and to a lesser extent due to salary reduction measures. This decrease was partially offset by an increase of $0.9 million in costs related to introductions of new solutions to OEM customers. Sales and marketing expenses as a percentage of revenues increased to 24.2% in 2009 from 21.4% in 2008 due to the decline in revenues offset partially by the decrease in expenses.

General and Administrative.   General and administrative expenses increased by $0.9 million, or 12.4%, to $8.3 million in 2009 from $7.4 million in 2008. This increase resulted primarily from a bad debt of $1.7 million related to the bankruptcy of one of our customers partially offset by a decrease in professional expenses of $0.5 million due to cost reduction measures taken by us. General and administrative expenses as a percentage of revenues increased to 16.5% in 2009 from 12.0% in 2008 primarily due to the bad debt charge and the decline in revenues.

Financial and Other Income (Expenses), Net

We had $0.2 million of financial and other income in 2009 compared to financial income of $1.4 million in 2008.

Financial income decreased to $0.4 million in 2009 from $1.5 million in 2008, primarily due to lower interest rates in 2009 and lower average balances of interest earning cash and securities.

Financial expenses increased to $0.2 million in 2009 from $26 thousand in 2008, primarily due to weakening during the year of the U.S. dollar against the NIS.

The following table shows the amount of New Israeli Shekels equivalent to one U.S. dollar on the dates indicated (or the nearest date thereto, if the exchange rate was not publicized on that date):

	2009	2008	2007
March 31	4.188	3.553	4.155
June 30	3.919	3.352	4.249
September 30	3.758	3.421	4.013
December 31	3.775	3.802	3.846

Income Tax Benefit (Expenses)

We recorded tax expenses of $0.5 million in 2009 compared to tax expenses of $0.8 million in 2008. In 2009, we recorded an income tax expense of $15 thousand and a utilization of tax asset of $0.5 million.

We had a net carryforward tax loss as of December 31, 2009. However, we did not recognize any tax benefit with respect to the tax loss, as management did not have a substantial record of utilization of tax benefits and consequently management’s assessment was that a full valuation allowance should be established regarding these deferred tax assets. Nevertheless, we recognized net tax expenses mainly as a result of the following items:
•	We utilized tax asset of $0.5 million.
•
Our 2009 tax return will include a deduction resulting from exercise of equity awards.  Since the deduction exceeds the cumulative compensation cost for those equity instruments recognized for financial reporting, we recognized, pursuant to paragraphs 62 of ASC 718, the resulting realized tax benefit that exceeds the tax effect of the related expenses being reported for those instruments (the excess tax benefit) as additional paid-in capital and not as a tax benefit in its statement of operations. The effect of this item on our tax expenses in the statement of operations for the year ended December 31, 2009, was $0.1 million.

•
During 2009, we paid tax advances in respect of disallowed expenses for tax purposes. Under current Israeli law, we are required to pay tax advances to the tax authorities in respect of disallowed expenses. These tax advances may be utilized as an offset to future tax payments resulting from future taxable income. Management determined that a full valuation allowance should be established regarding these tax advances, since we did not have a substantial record of utilization of its tax assets. The effect of this item on our tax expenses, in the statement of operations for the year ended December 31, 2009, was $0.1 million.

•
The expenses were offset by our ASC 740-10 analysis, we decreased the unrecognized tax benefit during the year by our U.S. subsidiary (net of interest and penalties related to unrecognized tax benefits). The effect of this item reduced our tax expenses, in the statement of operations for the year ended December 31, 2009, by $0.3 million.

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

Revenues

Revenues increased by $8.5 million in 2008, or 16.0%, to $61.6 million in 2008 from $53.1 million in 2007. The increase in revenues resulted primarily from increased sales to our OEM customers from $31.7 million in 2007 to $38.6 million in 2008 as well as an increase in sales from $21.4 million in 2007 to $23.0 million in 2008 to our non-OEM customers. The increased sales reflect the continued development of our relationships with our OEM customers. The increase in sales to our OEM customers resulted primarily from increased sales to HP which totaled $15.2 million in 2008, representing an increase of $2.5 million over sales in 2007 and sales to two other OEM customers, which increased to $8.7 million in 2008, representing an increase of $4.6 million over sales in 2007.

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

Operating Expenses

Research and Development.   Research and development expenses increased by $4.9 million, or 45.4%, to $15.7 million in 2008 from $10.8 million in 2007. This increase resulted primarily from an increase in salary-related expenses to $10.9 million in 2008 from $6.8 million in 2007 due to increase in headcount, salary adjustments and the weakening during the year of the U.S. dollar against the NIS. In addition, we experienced an increase of $0.5 million and $0.3 million in depreciation and infrastructure expenses, respectively, compared to 2007. Research and development expenses as a percentage of revenues increased to 25.5% in 2008 from 20.3% in 2007.

Sales and Marketing.   Sales and marketing expenses increased by $2.7 million, or 26.0%, to $13.2 million in 2008 from $10.5 million in 2007. This increase resulted from an increase of $1.9 million in salary and commission-related expenses to $9.1 million in 2008 from $7.2 million in 2007, primarily due to an increase in headcount, and to a lesser extent due to the weakening during the year of the U.S. dollar against the NIS. Sales and marketing expenses as a percentage of revenues increased to 21.4% in 2008 from 19.7% in 2007.

General and Administrative.   General and administrative expenses increased by $2.8 million, or 59.9%, to $7.4 million in 2008 from $4.6 million in 2007. This increase resulted primarily from an increase in salary-related expenses to $3.9 million in 2008 from $2.4 million in 2007 primarily due to increase in share-based compensation, increase in headcount and to a lesser extent of the weakening during the year of the U.S. dollar against the NIS. In addition there was an increase of $0.9 million in professional services as a result of being a public company. General and administrative expenses as a percentage of revenues increased to 12.0% in 2008 from 8.7% in 2007.

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

Income Tax Benefit (Expense)
We recorded tax expenses of $0.8 million in 2008 compared to tax benefits of $0.3 million in 2007. In 2008, we recorded an income tax expense of $1.0 million, which was offset by recognition of $0.2 million deferred tax asset for 2008. We had a net carryforward tax loss as of December 31, 2008. However, we did not recognize any tax benefit with respect to the tax loss, as management did not have a substantial record of utilization of tax benefits and consequently management’s assessment is that a full valuation allowance should be established regarding these deferred tax assets. Nevertheless, we recognized net tax expenses mainly as a result of the following items:
•
Subject to the Company's ASC 740-10 analysis, we increased the unrecognized tax benefit during the year by our U.S. subsidiary (we recognize interest and penalties related to unrecognized tax benefits also as tax expenses). The effect of this item on our tax expenses, in the statement of operations for the year ended December 31, 2008, was $0.4 million.

•
Our 2008 tax return shall include a deduction resulting from exercise of equity awards.  Since the said deduction exceeds the cumulative compensation cost for those equity instruments recognized for financial reporting, we recognized, pursuant to paragraphs 62 of ASC 718, the resulting realized tax benefit that exceeds the tax effect of the related expenses being reported for those instruments (the excess tax benefit) as additional paid-in capital and not as a tax benefit in our statement of operations. The effect of this item on our tax expenses, in the statement of operations for the year ended December 31, 2008, was $0.5 million.

•
During 2008, we paid tax advances in respect of disallowed expenses for tax purposes. Under the current Israeli law, we are required to pay tax advances to the tax authorities in respect of disallowed expenses. These tax advances may be utilized as an offset to future tax payments resulting from future taxable income. Management determined that a full valuation allowance should be established regarding these tax advances, since we did not have a substantial record of utilization of its tax assets. The effect of this item on our tax expenses, in the statement of operations for the year ended December 31, 2008, was $0.2 million.

In 2007, we recorded an income tax expense of $0.7 million, which was offset by the release of a valuation allowance against our net deferred tax assets totaling $0.6 million, and recognition of a $0.4 million tax asset for 2007 related mainly to long-term liabilities.

Quarterly Results of Operations

The table below sets forth unaudited consolidated statements of operations data for each of the eight consecutive quarters ended December 31, 2009. In management’s opinion, the unaudited consolidated financial statements have been prepared on the same basis as our audited consolidated financial statements contained elsewhere and include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of such financial information. This information should be read in conjunction with the audited consolidated financial statements and notes thereto appearing elsewhere in this report.

	Three Months Ended
	March 31, 2009	June 30, 2009	Sept. 30, 2009	Dec. 31, 2009	March 31, 2008	June 30, 2008	Sept. 30, 2008	Dec. 31, 2008
	(Unaudited)
	(In Thousands)
Statements of operations data:
Revenues	$7,733	$10,746	$14,502	$17,388	$16,647	$17,068	$14,666	$13,211
Cost of revenues	3,346	5,064	7,102	8,700	10,638	7,768	6,679	5,872
Gross profit	4,387	5,682	7,400	8,688	6,009	9,300	7,987	7,339
Operating expenses:
Research and development	4,059	4,122	3,909	4,177	3,486	3,651	3,914	4,641
Sales and marketing	2,883	2,785	3,347	3,195	3,185	3,511	3,350	3,159
General and administrative	3,332	1,616	1,622	1,740	1,716	1,835	1,890	1,955
Total operating expenses	10,274	8,523	8,878	9,112	8,387	8,997	9,154	9,755
Profit (loss) from operations	(5,887)	(2,841)	(1,478)	(424)	(2,378)	303	(1,167)	(2,416)
Financial income (expenses) net	(12)	76	51	61	487	334	326	279
Tax expenses	(172)	(160)	(105)	(105)	(185)	(237)	(77)	(277)
Net income (loss) for the quarter	(6,071)	(2,925)	(1,532)	(468)	(2,076)	400	(918)	(2,414)
Select statements of operations data as a percentage of revenues:
Gross profit	56.7%	52.9%	51.0%	50.0%	36.1%	54.5%	54.5%	55.5%
Operating expenses	132.9	79.3	61.2	52.4	50.4	52.7	62.4	73.8
Operating profit (loss)	(76.1)	(26.4)	(10.2)	(2.4)	(14.3)	1.8	(8.0)	(18.3)
Select statements of operations data as a percentage of full year results:
Revenues as a percentage of full year results	15.4%	21.3%	28.8%	34.5%	27.0%	27.7%	23.8%	21.5%
Gross profit as a percentage of full year results	16.8	21.7	28.3	33.2	19.6	30.3	26.1	24.0
Operating expenses as a percentage of full year results	27.9	23.2	24.1	24.8	23.1	24.8	25.2	26.9
Operating profit (loss) as a percentage of full year results	55.4	26.7	13.9	4.0	42.0	(5.3)	20.6	42.7

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

Generally, our revenues are lower in the first and second quarters while our third and fourth quarters tend to exhibit higher revenues. We believe these quarterly fluctuations are the result of the budgeting processes of many of our end-customers who typically make expenditures at their fiscal year end. In particular, governmental, research and educational institutions typically place orders and expect delivery during their fiscal year end in the third quarter, while enterprise customers typically place orders and require delivery during their fiscal year end in the fourth quarter. Our revenues in the third and fourth quarter of 2009 were impacted positively by the seasonality we historically have seen in the third and fourth quarters. Our revenues in the third and fourth quarters of 2008 were unseasonably lower than the first and second quarters of the year, which we believe was a direct result of the economic slowdown and in part to customers delaying purchases to wait for new generation server products announced but was not available for sale.

Gross margins have fluctuated from quarter to quarter primarily due to the mix of product sales during a particular quarter, improved pricing for component costs and the relative rate of fixed operational costs to sales revenue levels. Our operating expenses have generally increased sequentially in the years due to the growth of our business. At the beginning of 2009 due to the economic slowdown, we made a reduction in salary and related expenses and as a result the level of operating expenses decreased.  In the first quarter of 2009, the expense reduction was offset by a bad debt of $1.7 million which also increased operating losses for the first quarter.

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

Revenue Recognition.   We derive revenue primarily from the sale of hardware and software products and the provision of warranty and support contracts. The software components of our products are more than incidental to our products as a whole. As a result, we recognize revenues from sales of our products in accordance with ASC 985-605 (formally referred to as Statement of Position, or SOP 97-2, “Software Revenue Recognition”)

In particular, we recognize revenues from sales of our products when the following four criteria are met:

•
Persuasive Evidence of an Arrangement Exists.   We require a purchase order with a customer specifying the terms and conditions of the products or services to be delivered. Such purchase orders are generally issued pursuant to a master agreement with the customer. In limited circumstances, we have entered into a specific agreement with respect to a particular sale and rely on that as evidence of an agreement. We send a sale order confirmation as an evidence of its acceptance of the purchase order.

•
Delivery Has Occurred.   For our hardware appliances and software licenses, delivery occurs when title is transferred under the standard terms applicable to shipments to our customers. Our standard delivery terms are freight on board, or ex-works, sellers premises. We use this measure of delivery for all customers, including OEM customers, value-added resellers and systems integrators. For services, delivery takes place as the services are provided.

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

A significant portion of our product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support and professional services. Through December 31, 2009, in virtually all of our contracts, the only elements that remained undelivered at the time of delivery of a product were extended hardware warranties, support services and installation services. When the undelivered element is the extended hardware warranties or support services, that portion of the revenue is recognized ratably over the term of the extended warranty or support arrangements. ASC 985-605 requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative specific objective fair value of the elements (“VSOE”). We grant a one-year hardware warranty and a three-month software warranty on all of our products. In cases where the customer wishes to extend the warranty for more than one year, we charge an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied. We have established VSOE of the fair value for our extended warranties and support services based upon our normal renewal rates charged for such services.

In accordance with ASC 450 (formerly referred to as SFAS No. 5, “Accounting for Contingencies”) we provide for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors.

Accounting for Share-Based Compensation.   We apply ASC 718 (formerly referred to as SFAS No. 123(R) - “share-based Payment”) which requires all equity-based payments to employees, including grants of employee stock options, to be recognized in the statement of income based on their fair values. Under our transition method, compensation costs recognized in 2006 include also compensation costs for all share-based payments granted prior to, but not yet vested, as of December 31, 2006. In 2006, we recognized equity-based compensation expense under ASC 718 in the amount of $0.3 million. When calculating this equity-based compensation expense we took into consideration awards that are ultimately expected to vest. Therefore, this expense has been reduced for estimated forfeitures. We recorded total share-based compensation expenses of $2.5 million in 2009, $2.0 million in 2008 and $1.0 million in 2007.

Inventories.   Inventories consist of finished goods and raw materials. We value our inventories at the lower of cost or market value, cost being determined on a “first-in, first-out” basis. Inventory valuation reserves for potentially excess and obsolete inventory are established and inventory that is obsolete or in excess of our forecasted consumption is written down to estimated realizable value based on historical usage and expected demand. Inherent in our estimates of market value in determining inventory valuation reserves are estimates related to economic trends, future demand for our products and technological obsolescence of our products. If future demand or market conditions are less favorable than our projections, additional inventory valuation reserves could be required and would be reflected in cost of product revenue in the period in which the reserves are taken. Inventory write-offs are reflected as a cost of revenues and were $0.1 million in 2009, $2.2 million in 2008 and $1.0 million 2007. We anticipate additional write-offs on an annual basis based on life cycles of our products.

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

Management’s judgment is required in determining our provision for income taxes, our deferred tax assets and liabilities and any valuation allowance recorded against our net deferred tax assets. As of December 31, 2007, sufficient evidence exists to support the reversal of the U.S. subsidiary valuation allowances and we determined that $1.0 million deferred tax assets are more likely than not to be realized. We therefore released of all of the related valuation allowance which increased income in the fourth quarter of 2007. As of December 31, 2008, we determined that $1.2 million of deferred tax assets are more likely than not to be realized. As of December 31, 2009, we determined that $0.5 million of deferred tax assets are more likely than not to be realized.  We make estimates and judgments about our future taxable income that are based on assumptions that are consistent with our plans and estimates. Should the actual amounts differ from our estimates, the amount of our valuation allowance could be materially impacted.

In June 2006, FASB issued Interpretation ASC 740-10 (formerly referred to as FIN No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109” and its related FASB staff positions”). This interpretation prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on derecognition of tax positions, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure and transition. We adopted ASC 740-10 effective January 1, 2007. ASC 740-10 requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position. Changes in judgment as to recognition or measurement of tax positions can materially affect the estimate of the effective tax rate and consequently, affect our operating results.

We have decided to classify any interest and penalties as a component of tax expenses. Our policy for interest and penalties related to income tax exposures was not impacted as a result of the adoption of the recognition and measurement provisions of ASC 740-10. We had no unrecognized tax benefits as of January 1, 2007. As a result of the implementation of ASC 740-10, we recognized a $0.2 million increase in liability for unrecognized tax benefits, which was accounted for as an increase to the January 1, 2007 balance of retained earnings. As of December 31, 2009, we were subject to Israeli income tax examinations and to U.S. Federal income tax examinations for the tax years of 2005 through 2009. During the year ended December 31, 2009, we recorded a decrease of unrecognized tax benefits of approximately $0.3 million.

Fair Value of Financial Instrument. We adopted ASC 820-10 (formerly referred to SFAS No. 157, “Fair Value Measurements”). ASC 820-10 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

In determining fair value, we use various valuation approaches, including market, income and/or cost approaches. ASC 820-10 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of us. Unobservable inputs are inputs that reflect our assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The hierarchy is broken down into three levels based on the reliability of inputs.

Derivatives and Hedging.   We account for derivatives and hedging based on ASC 815 (formerly referred to as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”). ASC 815 requires us to recognize all derivatives on the balance sheet at fair value. If a derivative meets the definition of a hedge and is so designated, depending on the nature of the hedge, changes in the fair value of the derivative will either be offset against the change in fair value of the hedged assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is recognized in earnings. If a derivative does not meet the definition of a hedge the changes in the fair value will be included in earnings.

To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in Israeli NIS during the year, we instituted in the third quarter of 2008 a foreign currency cash flow hedging program. We hedge portions of the anticipated payroll of our Israeli employees, Israeli suppliers and anticipated rent expenses of our Israeli premises denominated in NIS for a period of one to twelve months with forward contracts.

Corporate Tax

Israeli companies are generally subject to corporate tax at the rate of 26% of their taxable income in 2009. The rate is 25% in 2010 and is scheduled to decline per year to a tax rate of 18% in 2016. However, the effective tax rate payable by a company that derives income from an “Approved Enterprise” designated as set forth under the Law for the Encouragement of Capital Investments, 1959, or the Investment Law, may be considerably less. Our investment programs in equipment at our facilities in Israel have been granted “Approved Enterprise” status under the Investment Law and enjoy certain tax benefits. We expect to utilize these tax benefits after we utilize our net operating loss carry forwards. As of December 31, 2009, the end of our last fiscal year, our net operating loss carryforwards for Israeli tax purposes amounted to approximately $77.0 million. Income derived from other sources, other than the “Approved Enterprise,” during the benefit period will be subject to tax at the regular corporate tax rate. For more information about the tax benefits available to us as an Approved Enterprise see “Taxation and Government Programs — Law for the Encouragement of Capital Investments, 1959.”

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

Recent Accounting Pronouncements

In September 2009, the EITF reached a consensus on ASC 605-25 (formerly referred to as Issue 08-1, Revenue Arrangements with Multiple Deliverables). ASC 605-25 eliminates the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet several criteria.

The issue eliminates the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price for each of the deliverables, as follows:

▪	VSOE of the selling price;

▪	Third-party evidence (TPE) of the selling price – prices of the vendor’s or any competitor’s largely interchangeable products or services, in stand-alone sales to similarly situated customers; and

▪	Best estimate of the selling price.

 In September 2009, the EITF reached a consensus on ASC 985-605 (formerly referred to as Issue 09-3, Certain Revenue Arrangements That Include Software Elements). Entities that sell joint hardware and software products that meet the scope exception (i.e., essential functionality) will be required to follow the guidance in ASC 985-605. ASC 985-605 provides a list of items to consider when determining whether the software and non-software components function together to deliver a product’s essential functionality.

 ASC 985-605 must be adopted for arrangements entered into beginning January 1, 2011, and may be early-adopted. We are currently evaluating the impact of adopting ASC 985-605 and ASC 605-25 on our consolidated financial statements.

B.  Liquidity and Capital Resources

Since inception, we have been funded through a combination of issuances of preferred shares, redeemable preferred shares, ordinary shares, venture loans, grants from the Office of the Chief Scientist and cash flow from operations. As of December 31, 2009, we had $47.5 million in cash and cash equivalents, restricted deposits and available for sale marketable securities. Our working capital, which we calculate by subtracting our current liabilities from our current assets, was $36.4 million.

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

Operating Activities.   Our business has grown significantly since 2004 when we first introduced our Grid Director director-class switches. During 2009, our cash balances have been affected on both a quarterly and annual basis by changes in our working capital and profit (loss) from operations. Seasonal fluctuations in revenues have generated improved cash flows where outflows for manufacturing are reduced during slower periods and offset by higher collections from previous sales periods.

Net cash used in operating activities in 2009 was $1.7 million, and was generated primarily from an increase in accounts payable and accruals and deferred revenues of $6.9 million which was partially offset by an increase in inventory of $0.6 million and an increase in accounts receivable and deferred costs of $3.3 million. The net cash used in operating activities was also derived from our net loss of $11.0 million partially offset by non-cash expenses, including share based compensation expenses of $2.5 million, depreciation of $2.7 million and change in accrued severance pay of $0.7 million.

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

Most of our sales contracts are denominated in United States dollars and as such, the decrease in our revenues derived from customers located outside of the United States has not affected our cash flows from operations.

Investing Activities.

Net cash used in investing activities in 2009 was $10.3 million, primarily due to the investment of $50.2 million in marketable securities and investment in property and equipments of $6.1 million which was partially offset by proceeds of $47.6 million from sales and maturities of marketable securities.

Net cash used in investing activities in 2008 was $26.4 million, primarily due to the investment of $79.7 million in marketable securities which was partially offset by proceeds of $58.7 million from sales and maturities of marketable securities.

Financing Activities.

Net cash provided by financing activities in 2009 was $0.2 million and was generated from the proceeds of $0.1 million from the exercise of options and excess tax benefits of $0.1 million from the exercise of options.

Net cash provided by financing activities in 2008 was $0.9 million and was generated from the proceeds of $0.4 million from the exercise of options and excess tax benefits of $0.5 million from the exercise of options.

C. Research and Development

Our research and development activities take place in Ra’anana, Israel. Our gross research and development expenditures were $16.3 million in 2009, $15.7 million in 2008 and $10.8 million in 2007.

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

F. Tabular Disclosure of Contractual Obligations

The following table of our material contractual and other obligations known to us as of December 31, 2009, summarizes the aggregate effect that these obligations are expected to have on our cash flows in the periods indicated:

Contractual and Other Obligations	Total	2010	2011	2012	2013	After 2013
	(In Thousands)
Operating leases (1)	$9,460	$1,877	$1,998	$1,978	$1,983	$1,624
Purchase commitments (2)	22,097	22,097	—	—	—	—
Total	$31,557	$23,974	$1, 998	$1, 978	$1,983	$1,624

(1)	Consists primarily of an operating lease for our facilities in Ra’anana, Israel and our U.S. subsidiary’s facilities in Chelmsford, Massachusetts.

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

Our obligation for accrued severance pay under Israel’s Severance Pay Law as of December 31, 2009 was $3.5 million, of which $2.5 million was funded through deposits into severance pay funds, leaving a net obligation of approximately $1.0 million.

We adopted ASC 740-10, ‘Accounting for Uncertainty in Income Taxes,’ as of January 1, 2007. The total amount of unrecognized tax benefits for uncertain tax positions was $0.6 million as of December 31, 2009.  Payment of these obligations would result from settlements with taxing authorities.  ASC 740-10 obligations were not included in the table of contractual obligations because we were unable to reasonably estimate the period of any future payment. We do not currently have any expectation of payments related to these obligations within the coming year.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

Our executive officers and directors and their ages and positions as of the date of this annual report are as follows:

Name	Age	Position
Miron (Ronnie) Kenneth	53	Chairman of the Board and Chief Executive Officer
Patrick Guay	43	Executive Vice President of Global Sales and General Manager of Voltaire, Inc.
Joshua Siegel	46	Chief Financial Officer
Jacob (Koby) Segal	50	Chief Operating Officer
Orit Goren	40	Vice President of Human Resources
Yaron Haviv	41	Chief Technology Officer
Amir Prescher	41	Executive Vice President of Business Development
Asaf Somekh	42	Vice President of Marketing
Eric Benhamou (1) (2)	54	Director
Thomas J. Gill (1) (3)	51	Director
Dr. Yehoshua (Shuki) Gleitman	60	Director
Nechemia (Chemi) J. Peres(2) (3)	51	Director
Yoram Oron	62	Director
Yaffa Krindel (1) (2)	55	Outside Director
Rafi Maor (1) (3)	59	Outside Director

(1)	Member of our audit and finance committee.

(2)	Member of our nominating and governance committee.

(3)	Member of our compensation committee.

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

Thomas J. Gill has served as a director since March 2007. Mr. Gill was appointed by BCF II Belgium Holdings SPRL, an affiliate of Baker Capital Partners, LLC, a private equity firm investing in communication equipment, software, services and applications providers. Since 2009 Mr. Gill serves as Chairman and CEO of CipherOptics, Inc., a developer of network security products.  During 2008 Mr. Gill served as chairman and CEO of Violin Memory, Inc., a developer of computer memory and storage products. Since 2003, Mr. Gill has served as the Managing Partner of SALTT Development Co., LLC, a real estate development and construction company. From 2000 to 2004, Mr. Gill served as the Managing Partner of G4 Partners, LLC, an early stage private equity fund. From 1998 to 2000, Mr. Gill served as Chief Executive Officer and President of FORE Systems, Inc., a designer, developer and manufacturer of high speed networking equipment. From 1993 to 1998, Mr. Gill held various positions at FORE Systems, Inc., including Chief Operating Officer, Chief Financial Officer and Vice President of Finance. From 1991 to 1993, Mr. Gill served as the Vice President of Finance at Cimflex Teknowledge, Inc., a designer and manufacturer of automated factory systems. Prior to serving as Vice President of Finance, from 1987 to 1991, Mr. Gill served as Director of Finance at Cimflex Teknowledge, Inc. Mr. Gill has served on the board of directors of several companies, including, from 2003 to 2004, FreeMarkets, Inc., a publicly-traded company that provides business-to-business online auctions and sourcing software and solutions, from 2002 to 2004, PrintCafe Software, Inc., a publicly-traded company that provides print management software, which was acquired by Electronics for Imaging, Inc. in 2003, and, from 2002 to 2004, WaveSmith Networks, Inc., a provider of multiservice switching solutions. In addition, from 1998 to 1999, Mr. Gill served on the board of directors of FORE Systems, Inc. Since 2001, Mr. Gill has served on the board of directors of Helium Networks, Inc., a mobile and wireless solutions company, which he co-founded in 2001, and, from 2004 to 2008, Mr. Gill served on the board of directors of SEEC, Inc., a provider of software solutions. From 2001 to 2008, Mr. Gill served on the board of trustees of Sewickley Academy, an independent college-preparatory day school in Pittsburgh, Pennsylvania, and was appointed Vice Chair in 2004. Mr. Gill holds a B.Sc. in Business Administration from the University of Pittsburgh.

Dr. Yehoshua (Shuki) Gleitman has served as a director since May 2003. Dr. Gleitman was appointed by the Shrem, Fudim, Kelner Technologies Ltd, an affiliate of the SFK Group. Since August 2000, Dr. Gleitman has served as the Managing Director of Platinum Venture Capital Fund, LLC, a venture capital firm investing in Israeli high technology companies, which he founded in 2000. From January 2001 through 2006, Dr. Gleitman has served as the Chairman and Chief Executive Officer of Danbar Technology Ltd., an investment company listed on the Tel Aviv Stock Exchange. From February 2000 through December 2005, Dr. Gleitman was the Chief Executive Officer of Shrem, Fudim, Kelner — Technologies Ltd., an investment company publicly traded on the Tel Aviv Stock Exchange, which he co-founded. Prior to that, Dr. Gleitman was the Chief Executive Officer of AMPAL Investment Corporation, an investment company listed on The Nasdaq Stock Market, from 1997 through 2000, and the Chief Scientist of the Israeli Ministry of Industry and Trade from 1992 to 1997. From 1996 to 1997, Dr. Gleitman was also the Director General of the Israeli Ministry of Industry and Trade of the Office of the Chief Scientist. Dr. Gleitman currently serves on the board of directors of the following publicly-traded companies: Capitol Point Ltd., a technology incubation company listed on the Tel Aviv Stock Exchange; Widemed Ltd., a medical related company listed on the Tel Aviv Stock Exchange and Teuza Ventures Ltd., a publicly-traded venture capital firm listed on the Tel Aviv Stock Exchange. Dr. Gleitman holds B.Sc., M.Sc. and Ph.D. degrees in Physical Chemistry from the Hebrew University of Jerusalem. Dr. Gleitman has served as the Honorary Consul General of Singapore in Israel since 1998.

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

Yoram Oron has served as a director since March 2007. Since 1996, Mr. Oron has served as a Managing Partner at Vertex Venture Capital, a venture capital firm investing in Israeli technology companies, which he founded in 1996. From 1992 to 1996, Mr. Oron served as President and Chief Executive Officer of Aryt Industries, Ltd., a holding company with interests in the defense and communication sectors. From 1989 to 1992, Mr. Oron served as Vice-President of Geotek Communications, Inc., a provider of mobile communication services, and Chairman of Telegate Communications. Mr. Oron currently serves on the board of directors of several companies, including Genoa Color Technologies, Ltd., a developer of solutions for flat panel display televisions. Mr. Oron holds a B.Sc. in Electrical Engineering from the Technion-Israel Institute of Technology, Israel and an M.B.A from Tel-Aviv University, Israel.

Yaffa Krindel has served as an outside director since February 2008. Ms. Krindel currently serves as a general partner in Tamarix Ventures, a private venture capital fund headquartered in Herzeliya, Israel. From 1997 until 2007, Ms. Krindel served as partner and managing partner in Herzeliya of STAR Ventures, a venture capital fund headquartered in Munich, Germany. Between 1992 and 1996, before joining STAR Ventures, Ms. Krindel served as Chief Financial Officer and Vice President - Finance of Lannet Data Communications Ltd., then a publicly traded company on NASDAQ (now part of Lucent, Inc.), a leader in the LAN switching systems market, then located in Tel Aviv. From 1993 until 1997, she served as Chief Financial Officer and a director of BreezeCOM Ltd. (now part of Alvarion Ltd.), a provider of WiMax solutions headquartered in Tel Aviv. Prior to joining Lannet, Ms. Krindel held several executive positions in companies and banks in Israel. Ms. Krindel currently serves on the board of directors of Syneron Medical Ltd. (NASDAQ: ELOS) and on the board of directors of Fundtech Ltd. (NASDAQ: FNDT). In addition, she serves on the boards of directors of the following private companies: Siano Mobile Silicon, Inc. and OrSense Ltd. Ms. Krindel holds an M.B.A. from Tel Aviv University and a B.A. in Economics and Far Eastern Studies from the Hebrew University in Jerusalem.

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

Asaf Somekh has served as our Vice President of Marketing since January 2009. Previously, from 2006 to 2008, Mr. Somekh served as Vice President of Strategic Alliances and from 2001 to 2005 as Director of Marketing. Prior to joining us, from 1997 to 2000, Mr. Somekh was Director of Software Development at Nexus Telocation Ltd., a provider of location based services. From 1994 to 1997, Mr. Somekh served as Software Manager at Aptel Ltd. a provider of wireless messaging solutions. From 1989 to 1993, Mr. Somekh served as IT Manager at Ernst & Young Israel. Mr. Somekh holds a B.Sc. in Computer Engineering from The Technion, Israel Institute of Technology and an M.B.A. from IMD in Lausanne, Switzerland.

B. Compensation

The aggregate compensation paid by us and our subsidiaries in 2009 to our directors and executive officers, including stock based compensation, was approximately $3.2 million. This amount includes approximately $0.1 million set aside or accrued to provide pension, severance, retirement or similar benefits or expenses, but does not include business travel, relocation, professional and business association dues and expenses reimbursed to office holders, and other benefits commonly reimbursed or paid by companies in Israel.

Under our Non-Employee Director Compensation Plan, we pay an annual cash retainer and per meeting cash fee to each of our non-employee directors and reimburse them for expenses arising from their board membership. In 2008, the annual cash retainer consisted of a base amount of $20,000 to each person serving as a director, plus an annual amount of up to $5,000 for membership on or chairmanship of a committee of the board of directors. Our lead independent director, who is currently Eric Benhamou, received an additional annual cash retainer of $25,000. Each of our outside directors received an annual cash retainer equal to the lower of $26,000 and the maximum amount permitted under the Israeli regulations with respect to annual compensation of outside directors. Effective January 1, 2009 our directors (other than the outside directors) voluntarily agreed to reduce the cash compensation described above by 10% as a result of prevailing economic conditions. Effective January 1, 2010, their cash compensation was restored to the rates described above.

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

C. Board Practice

Corporate Governance Practices

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. See “Item 16F: Corporate Governance Requirements” for a discussion of those ways in which our corporate governance practices differ from those required by Nasdaq for domestic companies.

Board of Directors and Officers

Our articles of association permit us to have up to nine directors. Under our articles of association, our board of our directors (other than the outside directors, whose appointment is required under the Israeli Companies Law; see “— Outside Directors”) are divided into three classes. Each class of directors consists, as nearly as possible, of one-third of the total number of directors constituting the entire board of directors (other than the outside directors). At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors, is for a term of office that expires on the third annual general meeting following such election or re-election, such that each year the term of office of only one class of directors will expire. Class III directors, consisting of Miron (Ronnie) Kenneth, will hold office until our annual meeting of shareholders to be held in 2010. P. Kevin Kilroy, who served as a Class III director, has resigned from our board of directors effective January 1, 2010. Class I directors, consisting of Eric Benhamou, Yoram Oron and Nechemia (Chemi) J. Peres, will hold office until our annual meeting of shareholders to be held in 2011. Class II directors, consisting of Thomas J. Gill and Dr. Yehoshua (Shuki) Gleitman were re-elected at the last annual meeting of the shareholders held in 2009, and will hold office until our annual meeting of shareholders to be held in 2012. The directors are re-elected by a vote of the holders of a majority of the voting power present and voting at that meeting (excluding abstentions). Each director holds office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns or is removed from office as described below.

Under the Israeli Companies Law, a director (including an outside director) may be appointed to serve in a public company only provided that he or she has declared in writing that:
- He or she has the required skills and the ability to dedicate the time required to serve as a director, in view of such company's requirements and scale.
- During the past five years he or she was not convicted in a final and non-appealable judgment:
•
of an offense under any of the following sections of the Israeli Penal Law: 290 to 297 (Bribery), 392 (Theft by a Director or Office Holder), 415 (Obtainment by Fraud), 418 to 420 (Forgery), and 422 to 428 (Offenses by an Officer, Fraud, Blackmail);

•
of an offense under any of the following sections of the Israeli Securities Law: 52C, 52D (Use of Inside Information), 53(a) (Breach of Duty to Disclose according to the securities laws) and 54 (Fraud in connection with securities);

•	by a court outside the State of Israel in bribery, fraud, offenses by an officer or offenses regarding use of inside information; or
•	of any other offense which a court determined that due to its nature, severity or surrounding circumstances he or she is not suitable for serving as a director in a public company.

Additionally, a director (including an outside director) may be appointed only provided that he or she is not restricted by any court of law or execution authority from serving as a director, was never declared incompetent by a court of law, and was either never declared bankrupt or was declared bankrupt but was later discharged by the court.

A director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

Outside Directors

Qualifications of Outside Directors

Under the Israeli Companies Law, companies incorporated under the laws of the State of Israel that are “public companies,” which also includes companies with shares listed on The Nasdaq Stock Market, are required to appoint at least two outside directors. Our outside directors are Yaffa Krindel and Rafi Maor.

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

The Companies Law provides that an outside director must meet certain professional qualifications or have financial and accounting expertise, and that at least one outside director must have financial and accounting expertise. However, if at least one of our directors meets the independence requirements of the Securities Exchange Act of 1934, as amended, and the standards of The Nasdaq Stock Market for membership on the audit committee and also has financial and accounting expertise as defined in the Companies Law and applicable regulations, then our outside directors are required to meet the professional qualifications only. The regulations define a director with the requisite professional qualifications as a director who satisfies one of the following requirements: (1) the director holds an academic degree in either economics, business administration, accounting, law or public administration, (2) the director either holds an academic degree in any other field or has completed another form of higher education in the company’s primary field of business or in an area which is relevant to the office of an outside director, or (3) the director has at least five years of cumulative experience serving in one or more of the following capacities: (a) a senior business management position in a corporation with a substantial scope of business, (b) a senior position in the company’s primary field of business or (c) a senior position in public administration. An outside director that ceases to meet the statutory requirements for his or her appointment must immediately notify us of the same and his or her office will become vacated upon such notice.

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

Nasdaq Requirements

Under the rules of The Nasdaq Stock Market, a majority of directors must meet the definition of independence contained in those rules. Our board of directors has determined that all of our directors, other than Miron (Ronnie) Kenneth, meet the independence standards contained in the rules of The Nasdaq Stock Market. We do not believe that any of these directors has a relationship that would preclude a finding of independence under these rules and, in reaching its determination, our board of directors determined that the other relationships that these directors have with us do not impair their independence.

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

Nasdaq Requirements

Under The Nasdaq Stock Market rules, we are required to maintain an audit committee consisting of at least three independent directors, all of whom are financially literate and one of whom has accounting or related financial management expertise. We have constituted an audit and finance committee. Our audit and finance committee members are required to meet additional independence standards, including minimum standards set forth in rules of the Securities and Exchange Commission and adopted by The Nasdaq Stock Market.

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

Audit and Finance Committee Role

Our board of directors has adopted an audit and finance committee charter setting forth the responsibilities of the audit and finance committee consistent with the rules of the Securities and Exchange Commission and The Nasdaq Stock Market rules which include:

•	retaining and terminating the company’s independent auditors, subject to shareholder ratification;

•	pre-approval of audit and non-audit services provided by the independent auditors; and

•	approval of transactions with office holders and controlling shareholders, as described above, and other related-party transactions.

Additionally, under the Companies Law, the role of the audit and finance committee is to identify irregularities in the business management of the company in consultation with the internal auditor or the company’s independent auditors and suggest an appropriate course of action to the board of directors, to approve related-party actions and transactions per the instructions of the Companies Law and to approve the yearly or periodic work plan proposed by the internal auditor to the extent required. The audit and finance committee charter states that in fulfilling this role the committee is entitled to rely on interviews and consultations with our management, our internal auditor and our independent auditor, and is not obligated to conduct any independent investigation or verification.

Our audit and finance committee consists of our directors, Eric Benhamou (Chairman), Thomas J. Gill, Yaffa Krindel and Rafi Maor. The financial expert on the audit and finance committee pursuant to the definition of the Securities and Exchange Commission is Eric Benhamou.

Compensation Committee

We have established a compensation committee consisting of our directors Thomas J. Gill (Chairman), Nechemia (Chemi) J. Peres and Rafi Maor. Our board of directors has adopted a compensation committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Stock Market rules which include:

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

Nominating and Governance Committee

We have established a nominating and governance committee consisting of our directors Eric Benhamou (Chairman), Nechemia (Chemi) J. Peres and Yaffa Krindel. Our board of directors has adopted a nominating and governance committee charter setting forth the responsibilities of the committee consistent with The Nasdaq Stock Market rules which include:

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

Exculpation, Insurance and Indemnification of Office Holders

Under the Companies Law, a company may not exculpate an office holder from liability for a breach of the duty of loyalty. However, a company may approve an act performed in breach of the duty of loyalty of an office holder provided that the office holder acted in good faith, the act or its approval does not harm the company, and the office holder discloses the nature of his or her personal interest in the act and all material facts and documents a reasonable time before discussion of the approval. An Israeli company may exculpate an office holder in advance from liability to the company, in whole or in part, for damages caused to the company as a result of a breach of duty of care but only if a provision authorizing such exculpation is inserted in its articles of association. Our articles of association include such a provision. An Israeli company may not exculpate a director for liability arising out of a prohibited dividend or distribution to shareholders.

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

D. Employees

As of December 31, 2009, we had 202 employees, including students and subcontractors of whom 162 were based in Israel, 34 in the United States, 4 in Asia and 2 in Europe. The breakdown of our employees, including students and subcontractors, by department is as follows:

	December 31,
Department	2009	2008	2007
Management	8	8	8
Operations	22	19	17
Research and development	108	101	90
Sales and marketing	45	48	38
General and administrative	19	19	21
Total	202	195	174

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

E. Share Ownership

Share Ownership by Directors and Executive Officers

As of February 28, 2010, all our directors and executive officers as a group beneficially owned 8,587,145 ordinary shares (representing approximately 36.5% of our outstanding shares as of such date). Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The definition also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of February 28, 2010.

The following table provides information regarding the ordinary shares beneficially owned by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares within 60 days of February 28, 2010:

Name	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Nechemia (Chemi) J. Peres	3,412,995	16.2%
Yoram Oron	1,839,899	8.7
Miron (Ronnie) Kenneth	1,295,486	5.8
Dr. Yehoshua (Shuki) Gleitman	633,576	3.0
Eric Benhamou	353,654	1.7

Please refer to “Item 7. Major Shareholders and Related Party Transactions, A. Major Shareholders” for information regarding the beneficial ownership of the persons listed in the table above.

The following table provides information regarding the options to purchase our ordinary shares by each of our directors or executive officers beneficially owning greater than one percent of our ordinary shares or options to purchase more than one percent of our ordinary shares within 60 days of February 28, 2010:

Name	Number of Shares Underlying Options	Exercise Price	Expiration Date	Total Shares Underlying Options
Miron (Ronnie) Kenneth	692,863	$1.00	July 13, 2014
	141,332	1.00	June 5, 2015
	184,172	1.00	January 1, 2016
	27,101	4.40	February 22, 2017
	275,799	8.00	May 21, 2017
	100,000	4.97	June 30, 2018
	125,000	3.65	June 30, 2019	1,546,267
Eric Benhamou	88,628	4.40	March 23, 2017	88,628
Nechemia (Chemi) J. Peres	50,000	4.97	June 30, 2018	50,000
Yoram Oron	50,000	4.97	June 30, 2018	50,000
Dr. Yehoshua (Shuki) Gleitman	50,000	3.65	June 30, 2019	50,000

Share Option Plans

We have four stock option plans and, as of February 28, 2010, we had 5,252,775 ordinary shares reserved for issuance under these plans (excluding 685,192 ordinary shares already issued upon exercise of options granted pursuant to such plans), with respect to which options to purchase 5,250,290 ordinary shares at a weighted average exercise price of $3.25 and options to purchase 2,485 ordinary shares at an exercise price of $320.00 were outstanding. As of February 28, 2010, options to purchase 3,222,354 ordinary shares were vested and exercisable. Any shares underlying any option that terminates without exercise under any of our plans become available for future issuance under our 2007 Incentive Compensation Plan, or the 2007 Plan.

2007 Incentive Compensation Plan

We currently only grant options or other equity incentive awards under the Plan, although previously-granted options under our other plans will continue to be governed by such other plans. The 2007 Plan is intended to further our success by increasing the ownership interest of certain of our and our subsidiaries’ employees, directors and consultants and by enhancing our and our subsidiaries’ ability to attract and retain employees, directors and consultants.

As of February 28, 2010, we had 865,137 ordinary shares that remained available for issuance and were not subject to outstanding awards under our plans. As of February 28, 2010 there were (i) options to purchase 2,416,540 ordinary shares outstanding under the 2007 Plan, of which 633,662 were vested and exercisable (ii) options to purchase 6,614 ordinary shares under the 2007 Section 102 Plan that were already exercised.

The number of ordinary shares that we may issue under the 2007 Plan increases on the first day of each fiscal year during the term of the 2007 Plan, in each case in an amount equal to the lesser of (i) 1,500,000 shares, (ii) 4.0% of our outstanding ordinary shares on the last day of the immediately preceding year, or (iii) an amount determined by our board of directors. Accordingly, on January 1, 2010, the number of reserved shares was increased by 842,424, representing 4.0% of our outstanding ordinary shares on December 31, 2009. The number of shares subject to the 2007 Plan is also subject to adjustment if particular capital changes affect our share capital. Ordinary shares subject to outstanding awards under the 2007 Plan or our 2003 Section 102 Plan, 2001 Section 102 Plan or 2001 Plan that are subsequently forfeited or terminated for any other reason before being exercised will again be available for grant under the 2007 Plan.

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

The 2003 Section 102 Stock Option/Stock Purchase Plan

The 2003 Section 102 Stock Option/Stock Purchase Plan, or the 2003 Section 102 Plan, provides for the grant of stock options or issuance of shares under share purchase agreements to our and our affiliates’ employees, including officers and directors. As of February 28, 2010, there were (i) options to purchase 2,210,223 ordinary shares outstanding under the 2003 Section 102 Plan, of which 2,050,652 were vested and exercisable and (ii) options to purchase 190,798 ordinary shares under the 2003 Section 102 Plan that were already exercised.

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

The 2001 Section 102 Stock Option/Stock Purchase Plan

The 2001 Section 102 Stock Option/Stock Purchase Plan, or the 2001 Section 102 Plan provided for the grant of shares or share options to our employees. As of February 28, 2010, there were options to purchase 1,102 ordinary shares outstanding under the 2001 Section 102 Plan, all of which were vested and exercisable, and none of which were exercised.

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

2001 Stock Option Plan

The 2001 Stock Option Plan, or the 2001 Plan, provides for the grant of stock options to our and our affiliates’ consultants and advisors and non-Israeli employees, officers and directors. As of  February 28, 2010, there were: (i) options to purchase 624,910 ordinary shares outstanding under the 2001 Plan, of which 536,938 were vested and exercisable, and (ii) options to purchase 487,780 ordinary shares under the 2001 Plan that were already exercised.

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

 Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth certain information as of February 28, 2010 regarding the beneficial ownership of our outstanding ordinary shares by each person who we know beneficially owns 5.0% or more of our outstanding ordinary shares. Each of our shareholders has identical voting rights with respect to its shares. All of the information with respect to beneficial ownership of the ordinary shares is given to the best of our knowledge.

Beneficial ownership of shares is determined under rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. The table also includes the number of ordinary shares underlying warrants, options or rights that are exercisable within 60 days of February 28, 2010. Ordinary shares subject to these warrants, options or rights are deemed to be outstanding for the purpose of computing the ownership percentage of the person beneficially holding these warrants, options or rights, but are not deemed to be outstanding for the purpose of computing the ownership percentage of any other person.

As of February 28, 2010, we are aware of 9 U.S. persons and entities that are holders of record of our shares holding an aggregate of 2,691,536 shares representing 12.84% of our outstanding shares.

Name and Address	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Principal shareholders:
BCF II Belgium Holding SPRL (1)	4,270,522	20.3%
Pitango Venture Capital Group (2)	3,291,120	13.4
Vertex Venture Capital Group (3)	1,818,024	8.6
Diker Management, LLC (4)	2,085,081	9.9

(1)
Based on a Schedule 13G filed on March 4, 2010, consists of 4,270,522 shares owned by BCF II Belgium Holding SPRL (“BCF”), a company organized under the laws of the Kingdom of Belgium, controlled by BCF II Lux I S.à.r.l. (“BCF Lux”), a company organized under the laws of the Grand Duchy of Luxembourg. BCF Lux is owned by Baker Communications Fund II (Cayman), L.P., which holds 0.08% of the equity and voting power of BCF Lux, and Baker Communications Fund II, L.P., which holds 99.92% of the equity and voting power of BCF Lux. Baker Capital Partners (Anguilla) II, LLC, in its capacity as the general partner of Baker Communications Fund II (Cayman), L.P., and Baker Capital Partners II, LLC, a Delaware limited liability company, in its capacity as the general partner of Baker Communications Fund II, L.P., has management rights over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P., respectively. As members of the Board of Managers of each of Baker Capital Partners (Anguilla) II, LLC and Baker Capital Partners II, LLC, each of John Baker and Henry Baker is vested with shared voting and investment power over the shares held by Baker Communications Fund II (Cayman), L.P. and Baker Communications Fund II, L.P. Messrs. John Baker and Henry Baker each disclaim any such beneficial ownership except to the extent of his pecuniary interest therein. Baker Capital Partners (Anguilla) II, LLC is an Anguillan limited liability company with its registered office at c/o Finsco Limited, P.O. Box 58, Victoria House, The Valley, Anguilla, British West Indies. The principal address of Baker Capital Partners II, LLC is 540 Madison Avenue, New York, NY 10022.

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

(3)
Based on information provided by Vertex, consists of 1,348,467 shares owned by Vertex Israel II (C.I.) Fund LP, 243,296 shares owned by Vertex Israel II (A) Fund LP, 37,296 shares owned by Vertex Israel II (B) Fund LP, 172,143 shares owned by Vertex Israel II Discount Fund LP and 16,822 shares owned by Vertex Israel II (C.I.) Executive Fund LP. Our director, Yoram Oron is a managing partner of Vertex Israel II Management Ltd., the General Partner of these funds, and has shared voting and investment power. Mr. Oron disclaims any such beneficial ownership except to the extent of his pecuniary interest therein. The address of Vertex Venture Capital Group is 1 Hashikma Street, Savyon 56530, Israel.

(4)
Based on a Schedule 13G filed on February 16, 2010, consists of 2,085,081 shares owned by Diker Value Tech Fund, LP, Diker Value Tech QP Fund, LP, Diker Micro-Value Fund, LP, the Diker Micro-Value QP Fund, LP, Diker Micro & Small Cap Fund LP and Diker M&S Cap Master Ltd., (collectively, the “Diker Funds”). Diker GP, LLC, a Delaware limited liability company (“Diker GP”), is the general partner, and Diker Management, LLC, a Delaware limited liability company (“Diker Management”), is the investment manager, of each of the Diker Funds. Charles M. Diker and Mark N. Diker are the managing members of each of Diker GP and Diker Management. The address of the Diker Funds, Diker GP, Diker Management, Charles M. Diker and Mark N. Diker is 745 Fifth Avenue, Suite 1409, New York, New York 10151.

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

Registration Rights

We have entered into an amended and restated shareholders’ rights agreement with certain of our shareholders pursuant to which, as of February 28, 2010, 10,671,459 ordinary shares resulting from conversion of our issued and outstanding preferred shares are entitled to the registration rights described below. Under this agreement, the following entities which beneficially own more than 5.0% of our ordinary shares are entitled to registration rights: BCF II Belgium Holding SPRL, an affiliate of Baker Capital, Vertex Venture Capital Group and Pitango Venture Capital Group.

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

With respect to the above registrations: (1) we are not required to effect a Preferred C Registration or a Preferred D Registration within 180 days after the effective date of a registration statement for a Preferred C Registration, a Preferred D Registration, a Preferred E/E2 Registration, a registration on Form F-3 or another registration by us, (2) we are required to give notice of a demand for a Preferred C Registration, a Preferred D Registration or a Preferred E/E2 Registration to the other shareholders holding ordinary shares resulting from conversion of our preferred shares that are entitled to registration rights and include their shares in the registration if they so request, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan or pursuant to a registration on Form F-4 or S-4) within 90 days after any such registration without the consent of shareholders holding ordinary shares that are entitled to registration rights representing in the aggregate at least 50% of the ordinary shares resulting from the conversion of our preferred shares that are entitled to registration rights.

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

Registration on Form F-3 or S-3.   Assuming we are eligible to file a registration statement on Form F-3 or S-3, we will file such a registration statement at the request of BCF II Belgium Holding SPRL, an affiliate of Baker Capital, together with Vertex Venture Capital Group or Pitango Venture Capital Group. These shareholders may request such a registration no more than once every six months. In addition, we will file either such registration statement on Form F-3 or S-3 at the request our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our Series C preferred shares or our Series D preferred shares that are entitled to registration rights. There is no limit to the number of such registrations that these shareholders may request. In connection with the foregoing registrations: (1) we are not required to effect a registration pursuant to a request by shareholders holding registrable securities if, within the 12-month period preceding the date of such request, we have already effected one registration on Form F-3 or S-3, (2) each registration on Form F-3 or S-3 must be for anticipated proceeds of at least $500,000, and (3) we may not effect a registration for our own account (other than a registration effected solely with respect to an employee benefit plan) within 90 days after any such registration without the consent of our shareholders holding ordinary shares representing in the aggregate a majority of ordinary shares resulting from the conversion of our preferred shares that are entitled to registration rights.

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

C. Not Applicable

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

B. Significant Changes

Except as otherwise disclosed in this Annual Report, there has been no significant change in our financial position since December 31, 2009.

 Item 9. The Offer and Listing

A. Offer and Listing Details

Our ordinary shares began trading publicly on July 26, 2007. Prior to that date, there was no public market for our ordinary shares. The following table lists the high and low closing prices for our ordinary shares for the periods indicated as reported by The Nasdaq Stock Market.

Year	High	Low
2009	$5.42	$2.16
2008	$6.65	$2.25
2007	$8.40	$5.40

Quarter	High	Low
2009
First quarter	$3.00	$2.16
Second quarter	$3.75	$2.30
Third quarter	$5.39	$3.51
Fourth quarter	$5.42	$4.11
2008
First quarter	$6.65	$4.98
Second quarter	$6.20	$4.64
Third quarter	$4.89	$3.84
Fourth quarter	$3.90	$2.25

Most Recent Six Months	High	Low
February 2010	$6.72	$4.95
January 2010	$7.03	$5.86
December 2009	$5.42	$4.48
November 2009	$4.74	$4.11
October 2009	$4.94	$4.15
September 2009	$4.88	$4.55

On February 28, 2010, the last reported close price of our ordinary shares on The Nasdaq Stock Market was $5.11 per share. According to our transfer agent, as of February 28, 2010, there were 21,078,868 holders of record of our ordinary shares.

B. Not Applicable

C. Markets

Our ordinary shares have traded on The Nasdaq Stock Market under the symbol “VOLT” since July 26, 2007.

D. Not Applicable

E. Not Applicable

F. Not Applicable

Item 10. Additional Information

A. Not Applicable

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

Special Tender Offer.   The Companies Law provides that an acquisition of shares of a public Israeli company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of at least 25.0% of the voting rights in the company. This rule does not apply if there is already another holder of at least 25.0% of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a holder of more than 45.0% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45.0% of the voting rights in the company. These requirements do not apply if the acquisition (i) occurs in the context of a private placement by the company that received shareholder approval, (ii) was from a shareholder holding at least 25.0% of the voting rights in the company and resulted in the acquirer becoming a holder of at least 25.0% of the voting rights in the company, or (iii) was from a holder of more than 45.0% of the voting rights in the company and resulted in the acquirer becoming a holder of more than 45.0% of the voting rights in the company. The special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the special tender offer was accepted by a majority of the shareholders who have notified the offeror of their position with respect to such offer.

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

Under the Companies Law, if the approval of a general meeting of the shareholders is required, merger transactions may be approved by holders of a simple majority of our shares (including the separate vote of each class of shares of the party to the merger which is not the surviving entity) present, in person, by proxy or by written ballot, at a general meeting and voting on the transaction. In determining whether the required majority has approved the merger, if shares of the company are held by the other party to the merger, or by any person holding at least 25.0% of the voting rights or 25.0% of the means of appointing directors or the general manager of the other party to the merger, then a vote against the merger by holders of the majority of the shares present and voting, excluding shares held by the other party or by such person, or any person or entity acting on behalf of, related to or controlled by either of them, is sufficient to reject the merger transaction. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25.0% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders.

Under the Companies Law, each merging company must inform its creditors of the proposed merger plans. Creditors are entitled to notice of the merger pursuant to the regulations adopted under the Companies Law. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors.

In addition, a merger may not be completed unless at least 50 days have passed from the date that a proposal for approval of the merger was filed with the Israeli Registrar of Companies and 30 days from the date that shareholder approval of both merging companies was obtained.

Anti-Takeover Measures

Undesignated Preferred Stock.   The Companies Law allows us to create and issue shares having rights different to those attached to our ordinary shares, including shares providing certain preferred or additional rights to voting, distributions or other matters and shares having preemptive rights. We do not have any authorized or issued shares other than ordinary shares. In the future, if we do create and issue a class of shares other than ordinary shares, such class of shares, depending on the specific rights that may be attached to them, may delay or prevent a takeover or otherwise prevent our shareholders from realizing a potential premium over the market value of their ordinary shares. The authorization of a new class of shares will require an amendment to our articles of association which requires the prior approval of a simple majority of our shares represented and voting at a general meeting. Shareholders voting at such a meeting will be subject to the restrictions under the Companies Law described in “— Voting.”

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

General Corporate Tax Structure in Israel.

Israeli companies are generally subject to corporate tax at the rate of 26% of their taxable income in 2009. The corporate tax rate is 25% in 2010 and is scheduled to decline per year till the tax rate of 18% in 2016. However, the effective tax rate payable by a company that derives income from an approved enterprise (as discussed below) may be considerably less. Capital gains derived after January 1, 2003 (other than gains derived from the sale of listed securities that are taxed at the prevailing corporate tax rates) are subject to tax at a rate of 25%.

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

Special Provisions Relating to Taxation Under Inflationary Conditions.

The Income Tax Law (Inflationary Adjustments), 1985, generally referred to as the Inflationary Adjustments Law, represents an attempt to overcome the problems presented to a traditional tax system by an economy undergoing rapid inflation. On February 26, 2008, the Inflationary Adjustments Law was abolished effective as of January 1, 2008, subject however to transition provisions and other special provisions for prevention of distortion in the tax calculations. The Inflationary Adjustments Law was highly complex. Its features, which were material to us, can be generally described as follows:

•
Where a company’s equity, as calculated under the Inflationary Adjustments Law, exceeds the depreciated cost of its Fixed Assets (as defined in the Inflationary Adjustments Law), a deduction from taxable income is permitted equal to the excess multiplied by the applicable annual rate of inflation. The maximum deduction permitted in any single tax year is 70% of taxable income, with the unused portion permitted to be carried forward, based on the change in the consumer price index. The unused portion that is carried forward may be deducted in full in the following year. As of the year 2008 and thereafter no deduction will be permitted, however, the unused portion of deductions accumulated until December 31, 2007 will be deducted from the taxable income of 2009, with no adjustment to the inflation at 2009.

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

In 2000, our first investment program in our facility in Israel was approved as an Approved Enterprise under the Encouragement of Capital Investment Law, which entitles us to certain tax benefits. Our requests for our second Approved Enterprise were also approved in December 2002. The Approved Enterprise Programs granted to us are defined in the Encouragement of Capital Investment Law as Alternative Benefits Programs. Under the terms of our Approved Enterprise, once we begin generating taxable income, we will be entitled to a tax exemption with respect to the undistributed income derived from our Approved Enterprise program for two years and will be subject to a reduced company tax rate of between 10% and 25% for the following five to eight years, depending on the extent of foreign (non-Israeli) investment in us during the relevant year. The tax rate will be 20% if the foreign investment level is at least 49% but less than 74%, 15% if the foreign investment level is at least 74% but less than 90%, and 10% if the foreign investment level is 90% or more. The lowest level of foreign investment during a particular year will be used to determine the relevant tax rate for that year. The period in which we receive these tax benefits may not extend beyond 14 years from the year in which approval was granted and 12 years from the year in which operations or production by the Approved Enterprise began. We expect to utilize these tax benefits after we utilize our net operating loss carryforwards.

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

A “Non-U.S. Holder” is a beneficial owner of our ordinary shares that is neither a U.S. Holder nor a partnership (or other entity treated as a partnership for United States federal income tax purposes).

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

Passive Foreign Investment Company Considerations

A non-U.S. corporation will be classified as a “passive foreign investment company,” or a PFIC, for United States federal income tax purposes in any taxable year in which, after applying certain look-through rules, either:

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

We must determine our PFIC status annually based on tests which are factual in nature and our status in future years will depend on our income, assets and activities in those years. Therefore there can be no assurance that we will not be considered a PFIC for any taxable year. While public companies often employ a market capitalization method to value their assets, the IRS has not issued guidance concerning how to value a foreign public company’s assets for PFIC purposes. The market price of our ordinary shares is likely to fluctuate and the market price of the shares of technology companies has been especially volatile. In certain circumstances, including volatile market conditions, it may be appropriate to value our assets as determined under the market capitalization method by taking into account other factors, such as a control premium, to more accurately determine fair market value. Our management believes, based on certain estimates of our gross income and the average value of our gross assets, the latter determined by reference to the market value of our shares, adjusted as appropriate, and based on an independent valuation of our company that employed a modified market capitalization approach to reflect the market volatility of 2009, that it is more likely than not that we were not a PFIC for our taxable year ended December 31, 2009. There can be no certainty, however, that the IRS will agree with our position. If we were a PFIC, and you are a U.S. Holder, you generally would be subject to ordinary income tax rates, imputed interest charges and other disadvantageous tax treatment (including the denial of the taxation of such dividends at the lower rates applicable to long-term capital gains, as discussed above under “— Distributions”) with respect to any gain from the sale, exchange or other disposition of, and certain distributions with respect to, your ordinary shares. We are not providing any U.S. tax opinion to any U.S. Holder concerning our status as a PFIC for 2009, or any other tax year. A U.S. Holder should consult his, her or its own tax advisor with respect to the potential application of the PFIC rules in his, her or its particular circumstances.

Under the PFIC rules, unless a U.S. Holder makes one of the elections described in the next paragraphs, a special tax regime will apply to both (a) any “excess distribution” by us (generally, the U.S. Holder’s ratable portion of distributions in any year which are greater than 125% of the average annual distribution received by such U.S. Holder in the shorter of the three preceding years or the U.S. Holder’s holding period) and (b) any gain realized on the sale or other disposition of the ordinary shares. Under this regime, any excess distribution and realized gain will be treated as ordinary income and will be subject to tax as if (a) the excess distribution or gain had been realized ratably over the U.S. Holder’s holding period, (b) the amount deemed realized had been subject to tax in each year of that holding period, and (c) the interest charge generally applicable to underpayments of tax had been imposed on the taxes deemed to have been payable in those years. In addition, dividend distributions made to you will not qualify for the lower rates of taxation applicable to long-term capital gains discussed above under “Distributions.”

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

Recently enacted legislation creates an additional annual filing requirement for U.S. persons who are shareholders of a PFIC.  The legislation does not describe what information will be required to be included in the additional annual filing, but rather grants the Secretary of the U.S. Treasury authority to decide what information must be included in such annual filing.   If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

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

F. Not Applicable

G. Not Applicable

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

I. Not Applicable

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

Our exposure to market risk for changes in interest rates is primarily to our investment in marketable securities and deposits.  Due to the short maturities of our investments, we do not have a significant interest-rate risk related to our financial assets.

Our cash is invested primarily in the United States and Israel in U.S.-dollar denominated bank deposits and short term investments. The short term investments include money market funds, commercial paper, governmental and agency debt securities and high grade corporate debt securities. These investments are highly liquid and their total fair value as of December 31, 2009 was approximately $20.1 million maturing in 2010 and $11.6 maturing in 2011.

Foreign Currency Exchange Risk

Our foreign currency exposures give rise to market risk associated with exchange rate movements of the U.S. dollar, our functional and reporting currency, mainly against the New Israeli Shekel (“NIS”) and the Euro. We are exposed to the risk of fluctuation in the U.S. dollar/NIS exchange rate. In 2009, we derived nearly all our revenues in U.S. dollars and the remaining portion in NIS. A substantial portion of our expenses were denominated in NIS and to a significantly lesser extent in euros. Our NIS-denominated expenses consist principally of facilities-related and salaries and benefit-related expenses of our Israeli operations. We anticipate that a material portion of our expenses will continue to be denominated in NIS. During 2008, we adopted a new hedging policy to hedge a substantial portion of our currency risk through financial instruments such as forward positions and currency options. If the U.S. dollar weakens against the NIS, there will be a negative impact on our profit margins, however, it will be mitigated substantially under our hedging practice. To date, on an annual basis, fluctuations in the exchange rates between either the U.S. dollar and the NIS or the U.S. dollar and any other currency have not materially affected our results of operations or financial condition for the periods under review.

Impact of Inflation

We believe that the rate of inflation in Israel has had a minor effect on our business to date. However, our U.S. dollar costs in Israel will increase if inflation in Israel exceeds the devaluation of the NIS against the U.S. dollar or if the timing of such devaluation lags behind inflation in Israel.

 Item 12. Not Applicable

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

Use of Proceeds

The effective date of the registration statement (File No. 333-144439) for our initial public offering of ordinary shares, par value NIS 0.01, was July 25, 2007. The net proceeds that we received from the offering were $45.7 million.

A portion of the net proceeds have been used to fund our losses, working capital and capital expenditures and the balance is held in cash, cash equivalents and marketable securities.

None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. Controls and Procedures

(a) Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of December 31, 2009. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2009, our disclosure controls and procedures were effective at the reasonable assurance level.

(b) Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate control over financial reporting, as such term is defined in Rule 13a-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, our management used the criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management believes our internal control over financial reporting was effective as of December 31, 2009.

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

Item 16C. Principal Accountant Fees and Services

The following table provides information regarding fees billed by Kesselman & Kesselman (C.P.A. Isr.) and other member firms of PricewaterhouseCoopers International Limited to us for the years ended December 31, 2009 and 2008:

	Year Ended December 31,
	2009	2008
	(Unaudited) (In Thousands)
Audit fees (1)	$203	$177
Audit-related fees	—	—
Tax fees (2)	15	23
All other fees (3)	34	40
Total	$252	$240

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

None.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F. Change in Registrant’s Certifying Accountant

None.

Item 16G. Corporate Governance

As a foreign private issuer, we are permitted to follow Israeli corporate governance practices instead of The Nasdaq Stock Market requirements, provided we disclose which requirements we are not following and the equivalent Israeli requirement. We currently rely on this “foreign private issuer exemption” only with respect to the following items:

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

We otherwise follow the rules of the Securities and Exchange Commission and The Nasdaq Stock Market requiring that listed companies maintain an audit committee comprised of three independent directors, and with The Nasdaq Stock Market rules requiring that listed companies have a majority of independent directors and maintain a compensation and nominating committee composed entirely of independent directors. In addition, we follow Israeli corporate governance requirements applicable to companies incorporated in Israel whose securities are listed for trading on a stock exchange outside of Israel.

PART III

 Item 17. Not Applicable

Item 18. Financial Statements

See pages F- 1 to F- 34 incorporated herein by reference.

 Item 19. Exhibits

See exhibit index incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

VOLTAIRE LTD.

Date: March 24, 2010	By:	/s/ Miron (Ronnie) Kenneth
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

4.2
Letter Agreement, dated October 12, 2004, between the Registrant and Sanmina-SCI Corporation (incorporated by reference to Exhibit 10.6 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).†

4.3	2001 Stock Option Plan (incorporated by reference to Exhibit 10.15 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.4
2001 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).

4.5
2003 Section 102 Stock Option/Stock Purchase Plan (incorporated by reference to Exhibit 10.17 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).

4.6	2007 Incentive Compensation Plan (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
4.7
Form of Director and Officer Letter of Indemnification (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).

4.8	Contract Manufacturing Agreement, dated June 24, 2008, between Zicon Ltd. And the Company.†
8.1	List of subsidiaries of the Registrant (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 (File No. 333-144439) filed with the Commission on July 10, 2007).
12.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1	Certification of Chief Executive Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
13.2	Certification of Chief Financial Officer of the Registrant pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*
14.1	Consent of Kesselman & Kesselman.

†
Portions of this exhibit were omitted and have been filed separately with the Secretary of the Securities and Exchange Commission pursuant to the Registrant’s application requesting confidential treatment under Rule 406 of the Securities Act or Rule 24b-2 of the Exchange Act.

*	This document is being furnished in accordance with SEC Release Nos. 33-8212 and 34-47551.

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

VOLTAIRE LTD.

CONSOLIDATED FINANCIAL STATEMENTS

TABLE OF CONTENTS

Page
Report of Independent Registered Public Accounting Firm	F-2
Consolidated financial statements:
Balance Sheets	F-3 - F-4
Statements of Operations	F-5
Statements of Redeemable Convertible Preferred Shares and Shareholders’ Equity (Capital Deficiency)	F-6 - F-7
Statements of Cash Flows	F-8
Notes to Financial Statements	F-9 - F-34

The amounts are stated in U.S. dollars in thousands

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of
VOLTAIRE LTD.

We have audited the consolidated balance sheets of Voltaire Ltd. (the “Company”) and its subsidiaries as of December 31, 2009 and 2008 and the related consolidated statements of operations, of redeemable convertible preferred shares and shareholders’ equity (capital deficiency) and of cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2009 and 2008 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2r to the consolidated financial statements, in 2007 the Company changed the manner in which it accounts for income tax uncertainties.

/s/ Kesselman & Kesselman
Tel-Aviv, Israel	Kesselman & Kesselman
March 23, 2010	Certified Public Accountants (Isr.)

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,
	2009	2008

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$12,896	$24,768
Short-term investments (note 3,4)	20,074	28,252
Restricted deposits	1,733	1,478
Accounts receivable (note 11a):
Trade	13,056	9,787
Prepaid expenses and other	1,862	1,486
Inventories (note 11b)	5,795	5,198
Total current assets	55,416	70,969
INVESTMENTS:
Restricted long-term deposits	1,139	321
Long-term deposits	219	183
Marketable securities (note 3,4)	11,614	987
Funds in respect of employee rights upon retirement	2,522	1,631
Total investments	15,494	3,122

DEFERRED INCOME TAXES	97	1,125
PROPERTY AND EQUIPMENT, net of accumulated depreciation and amortization (note 5)	7,149	3,657
Total assets	$78,156	$78,873

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands, except share and per share data)

	December 31,
	2009	2008

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable and accruals:
Trade	$10,470	$4,539
Other (note 11c)	4,246	4,408
Deferred revenues (note 11d)	4,308	3,469
Total current liabilities	19,024	12,416

LONG-TERM LIABILITIES:
Accrued severance pay (note 6)	3,454	2,634
Deferred revenues (note 11d)	3,647	3,311
Other long-term liabilities	621	861
Total long-term liabilities	7,722	6,806

COMMITMENTS AND CONTINGENT LIABILITIES (note 7)
Total liabilities	26,746	19,222

SHAREHOLDERS’ EQUITY (note 8):
Ordinary shares of NIS 0.01 par value:
Authorized 200,000,000 shares at December 31, 2009 and December 31, 2008; issued and outstanding 21,060,611 at December 31, 2009 and 20,964,152 at December 31, 2008;	2,787	2,787
Additional paid-in capital	152,770	150,129
Accumulated other comprehensive income	130	16
Accumulated deficit	(104,277)	(93,281)
Total shareholders’ equity	51,410	59,651
Total liabilities and shareholders’ equity	$78,156	$78,873

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except per share data)

	Year Ended December 31,
	2009	2008	2007

REVENUES	$50,369	$61,592	$53,115
COST OF REVENUES	24,212	30,957	30,472
GROSS PROFIT	26,157	30,635	22,643
OPERATING EXPENSES:
Research and development	16,267	15,692	10,796
Sales and marketing	12,210	13,205	10,483
General and administrative	8,310	7,396	4,626
Total operating expenses	36,787	36,293	25,905
LOSS FROM OPERATIONS	(10,630)	(5,658)	(3,262)
FINANCIAL INCOME	382	1,452	1,016
FINANCIAL EXPENSES	(206)	(26)	(1,190)
LOSS BEFORE TAX BENEFIT (TAX EXPENSES)	(10,454)	(4,232)	(3,436)
TAX BENEFIT (TAX EXPENSES)	(542)	(776)	284
NET LOSS	(10,996)	(5,008)	(3,152)
ACCRETION OF REDEEMABLE CONVERTIBLE PREFERRED SHARES	-	-	(23,608)
CHARGE FOR BENEFICIAL CONVERSION FEATURE OF SERIES D AND D2 REDEEMABLE CONVERTIBLE PREFERRED SHARES	-	-	(1,386)
NET LOSS ATTRIBUTABLE TO ORDINARY SHAREHOLDERS	$(10,996)	$(5,008)	$(28,146)
NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS - Basic and diluted	$(0.52)	$(0.24)	$(3.06)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES USED IN COMPUTING NET LOSS PER SHARE ATTRIBUTABLE TO ORDINARY SHAREHOLDERS - Basic and diluted	21,006,644	20,777,243	9,194,980

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

(U.S. dollars in thousands, except share data)

	Redeemable Convertible			Number of
	Preferred Shares			shares	Amount
	Shares	Amount		Ordinary shares	Ordinary shares	Junior liquidation securities		Additional paid-in capital		Accumulated other comprehensive income (loss)		Accumulated deficit	Total shareholders’ equity (capital deficiency)
BALANCE AT DECEMBER 31, 2006	12,143,970		$63,590	664,814	$2,365		$1,800	$	-,-	$	-,-	$(61,943)	$(57,778)
Cumulative adjustment from adoption of ASC 740-10												(221)	(221)
BALANCE AT JANUARY 1, 2007	12,143,970		$63,590	664,814	$2,365		$1,800	$	-,-	$	-,-	$(62,164)	$(57,999)
CHANGES DURING 2007:
Unrealized loss on available-for-sale securities											(4)		(4)
Net loss												(3,152)	(3,152)
Total comprehensive loss											(4)	(3,152)	(3,156)
Exercise of options by employees				164,417	375				(211)				164
Employee share-based compensation expenses									956				956
Non-employee share-based compensation expenses									59				59
Issuance of Series E2 redeemable convertible preferred share, net of issuance costs of $19	1,802,654		11,374
Accretion of redeemable convertible preferred shares			23,608						(2,037)			(21,571)	(23,608)
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares			1,386									(1,386)	(1,386)
Issuance of ordinary shares by IPO, net of issuance costs of $2,600				5,770,000	13				45,683				45,696
Conversion of Redeemable preferred shares into ordinary shares	(13,946,624)		(99,958)	13,946,624	33				99,925				99,958
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares									1,019				1,019
Cancelation of Junior Liquidation Securities							(1,800)		1,800
BALANCE AT DECEMBER 31, 2007	-,-	$	-,-	20,545,855	$2,786	$	-,-		$147,194		$(4)	$(88,273)	$61,703
CHANGES DURING 2008:
Unrealized income from available-for-sale securities, net											30		30
Unrealized losses on derivative instruments, net											(10)		(10)
Net loss												(5,008)	(5,008)
Total comprehensive loss											20	(5,008)	(4,988)
Exercise of options by employees				418,297	1				374				375
Employee share-based compensation expenses									1,970				1,970
Non-employee share-based compensation expenses									25				25
Excess tax benefit on options exercised									566				566
BALANCE AT DECEMBER 31, 2008	-,-	$	-,-	20,964,152	$2,787	$	-,-		$150,129		$16	$(93,281)	$59,651

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

 (U.S. dollars in thousands, except share data)

	Redeemable Convertible Preferred Shares			Number of shares	Amount
	Shares	Amount		Ordinary shares	Ordinary shares		Junior liquidation securities		Additional paid-in capital	Accumulated other comprehensive income (loss)	Accumulated deficit	Total shareholders’ equity (capital deficiency)
BALANCE AT JANUARY 1, 2009	-,-	$	-,-	20,964,152	$2,787		$	-,-	$150,129	$16	$(93,281)	$59,651
CHANGES DURING 2009:
Unrealized losses from available-for-sale securities, net										(41)		(41)
Unrealized income on derivative instruments, net										155		155
Net loss											(10,996)	(10,996)
Total comprehensive loss										114	(10,996)	(10,882)
Exercise of options by employees				96,459	(*	)			100			100
Employee share-based compensation expenses									2,451			2,451
Non-employee share-based compensation expenses									20			20
Excess tax benefit on options exercised									70			70
BALANCE AT DECEMBER 31, 2009	-,-	$	-,-	21,060,611	$2,787		$	-,-	$152,770	$130	$(104,277)	$51,410

(*) Less than $1

The accompanying notes are an integral part of the consolidated financial statements

VOLTAIRE LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year Ended December 31,
	2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(10,996)	$(5,008)	$(3,152)
Adjustments required to reconcile net loss to net cash provided by (used in)
operating activities:
Depreciation of property and equipment	2,656	1,676	990
Amortization of discount and premium related to marketable securities, net	56	(121)	-
Deferred income taxes	773	360	(1,032)
Change in accrued severance pay	663	785	595
Loss (gain) in funds in respect of employee rights upon retirement	(280)	132	-
Non-cash share-based compensation expenses	2,471	1,995	1,015
Amortization of deferred charges	-	-	346
Revaluation of warrant liabilities	-	-	324
Excess tax benefit on options exercised	(70)	(566)	-
Changes in operating asset and liability items:
Decrease (increase) in accounts receivable and deferred costs	(3,297)	696	1,606
Increase (decrease) in accounts payable and accruals and deferred revenues	6,872	(2,435)	1,108
Decrease (increase) in inventories	(597)	485	(1,746)
Net cash provided by (used in) operating activities	(1,749)	(2,001)	54
CASH FLOWS FROM INVESTING ACTIVITIES:
Increase in restricted deposits	(1,073)	(1,558)	-
Purchase of property and equipment	(6,146)	(2,323)	(2,623)
Investment in marketable securities	(50,229)	(79,705)	(7,233)
Investment in short term deposit, net	101	(901)	-
Proceeds from sale of marketable securities	26,624	13,075	-
Proceeds from maturities of marketable securities	20,966	45,646	-
Amounts funded in respect of employee rights upon retirement, net	(500)	(622)	(403)
Increase in long-term deposits	(36)	(23)	(27)
Net cash used in investing activities	(10,293)	(26,411)	(10,286)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from IPO, net of issuance costs	-	-	45,696
Proceeds from exercise of options	100	375	164
Excess tax benefit on options exercised	70	566	-
Issuance of redeemable convertible preferred shares, net of issuance expenses	-	-	11,374
Principal payment on loan	-	-	(5,000)
Net cash provided by financing activities	170	941	52,234
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,872)	(27,471)	42,002
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	24,768	52,239	10,237
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR	$12,896	$24,768	$52,239
Supplemental disclosures of cash flow information:
Interest paid	$-	$-	$359
Income taxes paid	$166	$440	$125
Income tax returned	$177	$-	$-
Supplemental disclosure of non-cash financing activities:
Accretion on redeemable convertible preferred shares	$-	$-	$23,608
Charge for beneficial conversion feature relating to series D and D2 redeemable convertible preferred shares	$-	$-	$1,386
Conversion of redeemable convertible preferred shares to ordinary shares	$-	$-	$99,958
Conversion of warrants on redeemable convertible preferred shares to warrants on ordinary shares	$-	$-	$1,019
Cumulative adjustment from adoption of ASC 740-10	$-	$-	$221

The accompanying notes are an integral part of the consolidated financial statements.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 1 - DESCRIPTION OF BUSINESS:

Voltaire Ltd. (the “Company"), an Israeli corporation, was incorporated and commenced operations on April 9, 1997.

The Company's ordinary shares are listed on The Nasdaq Global Market and commenced trading on July 26, 2007.

The Company and its wholly owned subsidiaries (together with the Company, the “Group”), are engaged in the development, production, marketing and sales of scale out networking solutions.

The Company currently depends on a single supplier to manufacture and provide a key component for its switch products.

As to financial information regarding revenues by geographic area, revenues by product, tangible long-lived assets by geographic location and revenues from principal customers, see note 12.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES:

a.	Accounting principles:

The consolidated financial statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles (“U.S. GAAP”).

In June 2009, the FASB issued ASC 105 (formerly referred to as SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles a replacement of FASB Statement No. 162). ASC 105 establishes the FASB Accounting Standards Codification as the source of authoritative accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States (U.S. GAAP). This statement is effective for annual periods ending December 31, 2009. The adoption of ASC 105 did not have any impact on the Group’s financial statements.

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

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The Company classifies its investing in marketable securities as available-for-sale. Accordingly, these securities are measured at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss) (“OCI”), a separate component of shareholders’ equity. Realized gains and losses on sales of investments, and a decline in value which is considered as other than temporary, are included in the consolidated statement of operations. Interest and amortization of premium and discount on debt securities are recorded as financial income.

The Company classifies marketable securities as available-for-sale as either current or non-current based on maturities and management’s reasonable expectation with regard to those securities. If management expects to convert securities to cash during the normal operating cycle of the business or within one year where there are several operating cycles occurring within a year, then the securities are classified as current assets. Those securities that are not expected to be realized in cash within one year (or normal operating cycle) are classified as non-current.

The Company adopted ASC 320-10 (formerly referred to as FSP No. 115-2) effective April 1, 2009, which requires the other-than-temporary impairments (“OTTI”) of debt securities to be separated into (a) the amount representing the credit loss and (b) the amount related to all other factors. The Company holds its marketable securities as available-for-sale and marks them to market. The Company typically invests in highly-rated securities, and its policy generally limits the amount of credit exposure to any one issuer. When evaluating investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below cost basis, the financial condition of the issuer and any changes thereto, and the Company’s intent to sell, or whether it is more likely than not it will be required to sell, the investment before recovery of the investment’s amortized cost basis. Based on the above factors, the Company concluded that unrealized losses on all available-for-sale securities were not other-than-temporary and did not recognize any impairment charges on outstanding securities during the year 2009.

g.	Restricted deposits:

The Group maintains certain cash amounts restricted as to withdrawal or use. The restricted deposits are denominated in U.S. dollars and NIS and presented at cost, plus accrued interest at rates of 0.31% for deposits in U.S. dollars and 0.75% for deposits in NIS per annum as of December 31, 2009.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

h.	Fair value of financial instruments:

Effective January 1, 2008, the Group adopted ASC 820 (formerly referred to as SFAS No. 157, “Fair Value Measurements”) ASC 820 defines fair value, establishes a framework for measuring fair value and enhances fair value measurement disclosure. Under this standard, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the “exit price”) in an orderly transaction between market participants at the measurement date.

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

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The software components of the Group products are deemed to be more than incidental to the products as a whole, in accordance with ASC 985-605 (formerly referred to as SOP 97-2, Software Revenue Recognition and EITF Issue 03-5, Applicability of AICPA Statement of Position 97-2 to Certain Arrangements That Contain Software Elements) and therefore, the Group accounts for its product sales in accordance with ASC 985-605.

Revenues from product sales are recognized when persuasive evidence of an agreement exists, delivery of the product to the customer has occurred, the fee is fixed or determinable and collectibility is probable.

The Group’s standard shipping term are Freight on Board or Ex-Works Seller's Premises. The Group relies upon an accepted purchase order as persuasive evidence of an arrangement.

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

Revenue earned on software arrangements involving multiple elements is allocated to each element based on the relative specific objective fair value (“VSOE”) of the elements. A significant portion of the Group's product sales include multiple elements. Such elements typically include several or all of the following: hardware, software, extended hardware warranties and support services.

Revenues from support and extended hardware warranties included in multiple element arrangements are deferred and recognized on a straight-line basis over the term of the applicable service agreement.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

In accordance with ASC 450 (formerly referred to as SFAS No. 5, “Accounting for Contingencies”) the Group provides for potential warranty liability costs in the same period as the related revenues are recorded. This estimate is based on past experience of historical warranty claims and other known factors. The Group grants a one-year hardware warranty and a three-month software warranty on all of its products. In cases where the customer wishes to extend the warranty for more than one year, the Group charges an additional fee. This amount is recorded as deferred revenue and recognized over the period that the extended warranty is provided and the related performance obligation is satisfied.

The VSOE of fair value of the extended warranty and support services is determined based on renewal rates. Deferred revenues are classified as short and long term and recognized as revenues at the time the respective elements are provided.

The Group recognizes revenue net of VAT.

n.	Product warranty:

The Group grants a one-year hardware warranty and a three-month software warranty on all of its products. In accordance with ASC 450 (formerly referred to as SFAS No. 5, “Accounting for Contingencies”) the Group estimates the costs that may be incurred under its warranty arrangements and records a liability in the amount of such costs at the time product revenue is recognized. This estimate is based on past experience of historical warranty claims and other known factors.  Factors that affect the Group’s warranty liability include the number of installed units, historical and anticipated rates of warranty claims and cost per claim. The Group periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

Changes in the Group’s liability for product warranty during the years ended December 31, 2009, 2008 and 2007, are as follows:

	Year Ended December 31,
	2009	2008	2007

Balance at the beginning of the year	$146	$242	$187
Warranty charged to cost of sales	229	346	459
Settlements during the year	(260)	(442)	(404)
Balance at the end of the year	$115	$146	$242

o.     Research and development costs:

Research and development costs are charged to the statement of operations as incurred. ASC 985-20 (formerly referred to as SFAS No. 86 “Accounting for the Costs of Copmuter Software to be Sold, Leased or Otherwise Marketed”) requires capitalization of certain software development costs subsequent to the establishment of technological feasibility. Based on the Group’s product development process, technological feasibility is established upon the completion of a working model. The Group does not incur material costs between the completion of a working model and the point at which the products are ready for general release.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

p.	Share-based compensation:

The Company applies ASC 718 (formerly referred to as SFAS No. 123 (revised 2004) “Share-based Payment”) with respect to employees options. ASC 718 requires awards classified as equity award, to be accounted for using the grant-date fair value method. The fair value of share-based awards is estimated using the Black-Scholes valuation model, the payment transaction is recognized as expense over the requisite service period, net of estimated forfeitures. The Company estimated forfeitures based on historical experience and anticipated future conditions.

The Company recognizes compensation cost for an award with only service conditions that has a graded vesting schedule using the straight-line method over the requisite service period for the entire award.

The Company accounts for equity instruments issued to third party service providers (non-employees) in accordance with the fair value based on an option-pricing model, pursuant to the guidance in ASC Subtopic 505-50 (formerly referred to as EITF 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services”). The fair value of the options granted is revalued over the related service periods and recognized over the vesting period using the straight line method.

q.	Derivatives and Hedging

The Company accounts for derivatives and hedging based on ASC 815 (formerly referred to as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” as amended, and related interpretations). To protect against the increase in value of forecasted foreign currency cash flow resulting from expenses paid in NIS during the year, the Company adopted certain hedging policies. The Company hedges portions of the anticipated payroll of its Israeli employees, Israeli suppliers expenses and anticipated rent expenses of its Israeli premises denominated in NIS for a period of one to twelve months with forward and options contracts.  The fair value of all derivative instruments is recorded as assets or liabilities at the balance sheet date. Changes in fair value, gains and losses on derivative instruments qualifying as cash flow hedges are recorded in accumulated other comprehensive income (loss), net, to the extent the hedges are effective, until the underlying transactions are recognized in income. Derivative instruments not designated as hedges are marked to market at the end of each accounting period with the change in fair value recorded in income.

In March 2008, the FASB issued ASC 815-10-50 (formerly referred to as SFAS No.161 “Disclosure about Derivative Instruments and Hedging Activities an amendment of SFAS No.133”) which provides revised guidance for enhanced disclosures about how and why an entity uses derivative instruments, how derivative instruments and the related hedged items are accounted for under ASC 815, and how derivative instruments and the related hedged items affect an entity’s financial position, financial performance and cash flows.

As of December 31, 2009, the Company recorded comprehensive income of $145 from its forward and options contracts in respect to anticipated payroll for its Israeli employees, Israeli suppliers expenses and anticipated rent expenses expected in 2010. Such amounts will be recorded in the consolidated statements of operations of 2010. The Company recognized in 2009 net loss of $141 related to forward and options contracts.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

Fair Value of Derivatives Instruments:

	Asset Derivatives				Liability Derivatives
Foreign exchange	December 31,				December 31,
contracts	2009		2008		2009		2008
	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value	Balance Sheet Location	Fair value
Derivatives designated as hedging instruments	Other accounts receivable	$184	Other accounts receivable	$43	Other accounts payables and accruals	$39	Other accounts payables and accruals	$53
Derivatives not designated as hedging instruments	Other accounts receivable	$-	Other accounts receivable	$9	Other accounts payables and accruals	$-	Other accounts payables and accruals	$291

Total financial derivatives		$184		$52		$39		$344

The Effect of Derivatives Instruments on the Statement of Financial Performance for the on the Statement of Financial Performance for the Years Ended December 31, 2009 and 2008:

Amount of gain
	(loss) recognized		Location of gain	Amount of gain
	in OCI on		loss reclassified	(loss) reclassified
	derivatives		from accumulated	from accumulated
Derivatives designated as	(effective		OCI into income	OCI into income
Hedging instrument	portion)		(effective portion)	(effective portion)
	2009	2008		2009	2008
Foreign exchange contracts	$155	$(10)	Operating expenses	$(10)	$-

	Location of gain loss	Amount of gain (loss)
Derivatives not designated as	recognized in income	recognized in income on
hedging instruments	on derivatives	derivatives
		2009	2008
Foreign exchange contracts	Operating expenses	$(28)	$(701)
Foreign exchange contracts	Financial expenses	(76)	-
Total		$(104)	$(701)

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

r.	Income Taxes

1. Deferred taxes:
The Group accounts for income taxes in accordance with ASC 740-10 and ASC 740-30 (formerly referred to as SFAS No. 109, “Accounting for Income Taxes”). Deferred taxes are determined utilizing the assets and liabilities method, which is based on the estimated future tax effects of the differences between the financial accounting and tax bases of assets and liabilities under the applicable tax laws. Deferred tax balances are computed using the tax rates expected to be in effect when those differences reverse. A valuation allowance in respect of deferred tax assets is provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

ASC 740-25-10 (formerly referred to as Paragraph 9(f) of SFAS 109 “Accounting for Income Taxes”), prohibits the recognition of deferred tax liabilities or assets that arise from differences between the financial reporting and tax bases of assets and liabilities that are measured from local currency into dollars using historical exchange rates, and that result from changes in exchange rates or indexing for tax purposes. Consequently, the aforementioned differences were not reflected in the computation of deferred tax assets and liabilities.

2. Uncertain tax positions:
As of January 1, 2007, the Group adopted ASC 740-10 (formerly referred to as FIN No. 48, “Accounting for Uncertainty in Income Taxes – an Interpretation of SFAS No. 109” and its related FASB staff positions).  ASC 740-10 specifies how tax benefits for uncertain tax positions are to be recognized, measured, and derecognized in financial statements; requires certain disclosures of uncertain tax positions; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim-period guidance, among other provisions.

The Group considers many factors when evaluating and estimating its tax positions and tax benefits, which may require periodic adjustments and which may not accurately anticipate actual outcomes. Tax positions are recognized only when it is more likely than not (likelihood of greater than 50%), based on technical merits, that the positions will be sustained upon examination. Tax positions that meet the more-likely-than-not threshold are measured using a probability weighted approach as the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement. Whether the more-likely-than-not recognition threshold is met for a tax position is a matter of judgment based on the individual facts and circumstances of that position evaluated in light of all available evidence.

The Group classified interest and penalties relating to uncertain tax positions within the provision for income taxes.

s.	Advertising

Cost related to advertising and promotion of products is charged to sales and marketing expense as incurred. Advertising expenses for all years were immaterial.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

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

The Company applied in 2007 the two class method as required by ASC 260-10-45 (formerly referred to as EITF No. 03-6, “Participating Securities and the Two - Class Method under FASB Statement No. 128”). ASC 260-10-45 requires the loss per share for each class of shares (ordinary shares and preferred shares) to be calculated assuming 100% of the Company’s earnings are distributed as dividends to each class of shares based on their contractual rights. However, since the series of preferred shares were not participating securities in losses, they were not included in the computation of net loss per share.

For the years ended December 31, 2009, 2008, 2007, all outstanding options, warrants and preferred shares have been excluded from the calculation of the diluted loss per share since their effect was anti-dilutive.

The following table sets forth the computation of basic and diluted net loss per share for the periods indicated:

	Year Ended December 31,
	2009	2008	2007

Net loss	$(10,996)	$(5,008)	$(3,152)
Accretion of redeemable convertible preferred shares	-	-	(23,608)
Charge for beneficial conversion feature of series D and D2 redeemable convertible preferred shares	-	-	(1,386)
Net loss attributable to ordinary shareholders	$(10,996)	$(5,008)	$(28,146)

Weighted average number of ordinary shares used in computing net loss per share attributable to ordinary shareholders – basic and diluted	21,006,644	20,777,243	9,194,980

Net loss per share attributable to ordinary shareholders - basic and diluted	$(0.52)	$(0.24)	$(3.06)

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

v.	Segment reporting

ASC 280 (formerly referred to as SFAS No. 131, “Disclosure about Segments of an Enterprise and Related Information”), requires that companies report separately in the financial statements certain financial and descriptive information about operating segments. The Company has one operating segment.

w.	Reclassifications:

Certain amounts in prior years' financial statements have been reclassified to conform to the current year's presentation.

x.	Newly issued accounting pronouncements:

In April 2009, the FASB issued ASC 820-10 (formerly referred to as FSP FAS No. 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). ASC 820-10 provides additional guidance for estimating fair value when the market activity for an asset or liability has declined significantly. ASC 820-10 is effective for interim and annual periods ending after June 15, 2009 and will be applied prospectively. The adoption of ASC 820-10 did not have a material impact on the Group’s financial statements.

In May 2009, the FASB issued ASC 855 (formerly referred to as SFAS No. 165, Subsequent Events). ASC 855 is intended to establish general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date that is, whether that date represents the date the financial statements were issued or were available to be issued. ASC 855 is effective for interim and annual periods ending after June 15, 2009 and shall be applied prospectively. The adoption of ASC 855 did not have a material impact on the Group’s financial statements.

In September 2009, the EITF reached a consensus on ASC 605-25 (formerly referred to as Issue 08-1, Revenue Arrangements with Multiple Deliverables). ASC 605-25 eliminates the criterion for objective and reliable evidence of fair value for the undelivered products or services. Instead, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet several criteria.

The issue eliminates the use of the residual method of allocation and requires, instead, that arrangement consideration be allocated, at the inception of the arrangement, to all deliverables based on their relative selling price (i.e., the relative selling price method). When applying the relative selling price method, a hierarchy is used for estimating the selling price for each of the deliverables, as follows:

•	VSOE of the selling price;

•	Third-party evidence (TPE) of the selling price – prices of the vendor’s or any competitor’s largely interchangeable products or services, in standalone sales to similarly situated customers; and

•	Best estimate of the selling price.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (continued):

ASC 605-25 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted if the Company elects to adopt ASC 985-605, concurrently.

In September 2009, the EITF reached a consensus on ASC 985-605 (formerly referred to as Issue 09-3, Certain Revenue Arrangements That Include Software Elements). Entities that sell joint hardware and software products that meet the scope exception (i.e., essential functionality) will be required to follow the guidance in ASC 985-605. ASC 985-605 provides a list of items to consider when determining whether the software and non-software components function together to deliver a product’s essential functionality.

ASC 985-605 must be adopted for arrangements entered into beginning January 1, 2011, and may be early-adopted. The Group is currently evaluating the impact of adopting ASC 985-605 and ASC 605-25 on its consolidated financial statements.

NOTE 3 - FAIR VALUE MEASURMENT:

a.
Effective January 1, 2008, the Company adopted ASC 820 for financial assets and liabilities, (formerly referred to as FAS 157 “Fair Value Measurements”). This pronouncement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. As defined in ASC 820 fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three broad levels, which are described below:

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

The Company’s money market funds carried at fair value are generally classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices.

The Company recognizes all derivative financial instruments in its consolidated financial statements at fair value in accordance with ASC 815 (formerly referred to as SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities”).  The Company has classified its derivative assets and liabilities within Level 2 of the fair value hierarchy because these observable inputs are available for substantially the full term of its derivative instruments.

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

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 3 - FAIR VALUE MEASURMENT (continued):

Financial assets and financial liabilities measured at fair value on a recurring basis consist of the following as of December 31, 2009:

	Quoted Market Prices for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
	(Level 1)	(Level 2)	(Level 3)	Total
Assets
Money market funds	$12,999	$-	$-	$12,999

Derivative assets	-	184	-	184
Marketable securities	-	17,889	-	17,889
	12,999	18,073	-	31,072

Liabilities
Derivative liabilities	$-	$39	$-	$39

b.
The carrying amounts of cash and cash equivalents, marketable securities, restricted deposits, accounts receivable, accounts payable and other accrued liabilities approximate their fair value either because these amounts are presented at fair value or due to the relatively short-term maturities of such instruments. The carrying amounts of the Group’s long-term deposits, other long-term assets and other long-term liabilities approximate their fair value.

NOTE 4 -INVESTMENTS:

   The Group’s investments comprised of marketable securities and short term bank deposit.

a.	Marketable securities as of December 31, 2009 and 2008 were as follows :

	December 31, 2009

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate bonds	$5,746	$-	$(4)	$5,742
Money Market Funds	12,999	-	-	12,999
U.S. treasury and government agencies	8,718	-	(6)	8,712
Certificates of deposits	3,440		(5)	3,435
	$30,903	$-	$(15)	$30,888

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 4 –INVESTMENTS (continued):

	December 31, 2008

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
Available-for-sale securities:
Corporate bonds	$5,707	$-	$(11)	$5,696
Money Market Funds	11,593	-	-	11,593
U.S. treasury and government agencies	11,012	37	-	11,049
	$28,312	$37	$(11)	$28,338

Maturities
As of December 31, 2009:
Due in one year or less	$19,274
Due after one year to two years	11,614
$30,888

b.	Short term bank deposit as of December 31, 2009 and 2008 was $800 and $901, respectively.

NOTE 5 - PROPERTY AND EQUIPMENT:

a.	Composition of assets, grouped by major classifications, is as follows:

	December 31,
	2009	2008
Cost:
Computer equipment	$10,000	$6,096
Office furniture and equipment	288	224
Leasehold improvements	1,702	390
	11,990	6,710
Less - accumulated depreciation and amortization	(4,841)	(3,053)
Net carrying amount	$7,149	$3,657

b.	Depreciation and amortization expenses totaled approximately, $2,656, $1,676, $990 for the years ended December 31, 2009, 2008 and 2007, respectively.

NOTE 6 - ACCRUED SEVERANCE PAY:

Israeli labor law generally requires payment of severance pay upon dismissal of an employee or upon termination of employment in certain other circumstances. The severance pay liability of the Company to its employees, which reflects the undiscounted amount of the liability, is based upon the number of years of service and the latest monthly salary, and is partly covered by insurance policies and by regular deposits with recognized severance pay funds. The amounts funded are presented among the investments. The Company may only make withdrawals from the amounts funded for the purpose of paying severance pay. The severance pay expenses were $601, $917 and $595 in the years ended December 31, 2009, 2008 and 2007, respectively of which $500, $622 and $403, respectively were net deposited in funds managed by financial institutions that are earmarked by management to cover severance pay liability in respect of Israeli employees. Gain (loss) on amounts funded in respect of employee rights upon retirement totaled $280, $(132) and $0 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company expects to contribute approximately $740 in 2010 to the insurance policies and regular deposits with recognized severance pay funds with respect to its severance pay obligations.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES:

a.    Royalty commitments

The Company was obligated to pay royalties to the Office of the Chief Scientist (“OCS”) on proceeds from sales of products resulting from the research and development in which the Government participated by way of grants. Under the terms of the Company's funding from the OCS, royalties of 3.5% are payable on sales, up to 100% of the amount of the grant received by the Company (dollar linked); plus annual interest based on the twelve-month LIBOR, accruing from January 1, 1999.

At the time the grants were received, successful development of the related projects was not assured. In the case of failure of a project that was partly financed by royalty-bearing Government grants, the Company is not obligated to pay any such royalties to the OCS.

Royalty expenses are included in the statement of operations as a component of cost of revenues and totaled to approximately $0, $2,651, $1,858 for the years ended December 31, 2009, 2008 and 2007, respectively.

In April 2008, the Company paid $2,651 to the Government of Israel in settlement of all royalties arising with respect to the OCS grants to the Company.

b.    Lease commitments

1.
The Company leased premises for a period beginning November 1, 2001 and ending October 31, 2011. The Company had the option to end the lease term on December 31, 2008 upon prior notice and a penalty payment as stipulated in the lease. In September 2008, the Company decided to end the lease agreement in March 31, 2009 and paid a penalty in the amount of $172.

In September 2008, the Company signed a new lease agreement for its new premises for a period beginning April 1, 2009 and ending May 30, 2019. The Company has the option to end the lease term on May 30, 2014 upon prior notice and a penalty payment of $600.

To secure the Company’s liabilities under the new lease agreements, the bank made available to the lessor a bank guarantee in the amount of approximately $1,066 and $318 as of December 31, 2009 and 2008, respectively. In order to obtain the bank guarantee, the Company has pledged bank deposits of $1,073 and $321, respectively, which are presented in restricted long-term deposits.

The Company’s U.S. subsidiary leases premises in Massachusetts. The lease term for the Company’s U.S. subsidiary ends on December 31, 2009, with an option to extend until December 31, 2012.

In October 2009, the U.S. subsidiary signed a new lease agreement for its new premises for a period beginning January 1, 2010 and ending April 30, 2015.

To secure the U.S. subsidiary’s liabilities under that lease agreement, the bank made available to the lessor a bank guarantee in the amount of approximately $66 as of December 31, 2009. In order to obtain the bank guarantee, the U.S. subsidiary has pledged bank deposits of $66, which is presented in restricted long-term deposits as of December 31, 2009.

Rent expenses included in the statement of operations totaled to approximately $1,290, $1,337 and $750 for the years ended December 31, 2009, 2008 and 2007, respectively.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 7 - COMMITMENTS AND CONTINGENT LIABILITIES (continued):

As of December 31, 2009, the aggregate future minimum lease obligations of office rent under non-cancelable operating leases agreements were as follows:

Year Ended December 31,
2010	$1,877
2011	1,998
2012	1,978
2013	1,983
2014-2015	1,624
$9,460

2.
The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $156 as of December 31, 2009.

c.    Litigation

The Company is not currently a party to any legal proceedings that management believes would have a material effect on the consolidated financial position, results of operations or cash flows of the Company. The Company may, from time to time, become a party to various legal proceedings arising in the ordinary course of business.

NOTE 8 - SHAREHOLDERS’ EQUITY:

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

The difference between the price paid to the Company for the redeemable convertible preferred shares and their redemption value was accreted using the effective interest method. In July 2007 the accretion ceased.

c.
The ordinary shares confer upon their holders voting rights and the rights to participate in shareholder’s meetings, the right to receive profits and the right to a share in excess assets upon liquidation of the Company.

NOTE 9 - SHARE-BASED COMPENSATION:

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

b.
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

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 9 - SHARE-BASED COMPENSATION (continued):

c.
In June 2007, the Company’s Board of Directors approved a new Incentive Compensation Plan that became effective upon the closing of the Company’s initial public offering in July 2007. The Company’s Board of Directors selected the capital gains tax track for options granted to the Company’s Israeli employees (i.e. non deductible expenses for the Company for tax purposes).

d.	In 2008, the Company’s Board of Directors approved an increase of 1,221,834 in the number of ordinary shares reserved for purpose of grants under the Company's share option plans.

e.	In 2009, the Company’s Board of Directors approved an increase of 838,566 in the number of ordinary shares reserved for purpose of grants under the Company's share option plans.

f.
On September 8, 2009, the Compensation Committee of the Board of Directors of the Company approved incentive compensation grants to its executive officers of 77,500 performance-based restricted stock units ("PBRSUs"), under the 2007 Company’s Incentive Plan. The exercise price of the PBRSUs is NIS 0.01, the ordinary share par value. The number of PBRSUs which may be earned depends upon achievement of certain performance objectives established as of December 31, 2009. The Committee shall determine the achievement of such objectives based on Board approval of the Company's 2009 financial statements included in its 2009 Form 20-F and subject to each executive officer's continued employment with the Company through the date of such approval by the Committee. The fair value of  PBRSU granted was estimated based on the share price on the grant date. The fair value of each PBRSU was $4.48.

g.	As of December 31, 2009, the Company had reserved 5,293,845 ordinary shares for issuance under the plans. The following table summarizes information about share options:

	Year Ended December 31,
	2009		2008		2007
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding - beginning of year	4,561,361	$3.46	3,612,772	$2.97	2,785,219	$1.71
Granted	793,300	$3.05	1,462,750	$4.23	1,028,081	$7.11
Forfeited	(122,617)	$4.92	(140,858)	$5.32	(36,111)	$32.60
Exercised during the period	(96,459)	$1.05	(373,303)	$1.01	(164,417)	$1.00
Outstanding - end of year	5,135,585	$3.41	4,561,361	$3.46	3,612,772	$2.97

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 9 - SHARE-BASED COMPENSATION (continued):

The following table provides additional information about all options outstanding and exercisable:

	Outstanding as of December 31,
	2009			2008
Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable	Options Outstanding	Weighted Average Remaining Contractual Life (Years)	Options Exercisable
$1.00 - $1.20	2,079,311	4.90	2,062,362	2,177,318	5.92	2,052,095
$2.25 - $2.82	1,117,000	9.01	143,614	594,000	9.70	-
$3.65 - $4.97	814,922	8.38	298,316	611,107	8.87	97,587
$5.81 - $6.31	439,570	8.19	189,716	475,825	8.98	12,523
$7.18 - $8.00	682,297	7.33	411,536	700,606	8.36	252,127
$320	2,485	2.11	2,473	2,505	3.08	2,493
	5,135,585	6.65	3,108,017	4,561,361	7.50	2,416,825

The weighted average of exercise prices of total vested and exercisable options for the years ended December 31, 2009 and 2008 a $2.89 and $2.22, respectively.

The weighted average of the remaining contractual life of total vested and exercisable options for the years ended December 31, 2009 and 2008 is 5.87 and 6.21 years, respectively.

The weighted average of intrinsic value of total outstanding options as of December 31, 2009 and 2008 is $2.44 and $0.96, respectively. The weighted average of intrinsic value of total vested and exercisable options as of December 31, 2009 and 2008 is $3.04 and $1.66, respectively.

Aggregate intrinsic value of the total outstanding options as of December 31, 2009 and 2008 is $12,545 and $4,371 respectively. The aggregate intrinsic value of the total exercisable options as of December 31, 2009 and 2008 is $9,454 and $4,013 respectively.

The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was $262, $1,594 and $1,014 respectively.

The total cash received from employees as a result of employee stock option exercises for the years ended December 31, 2009, 2008, and 2007 was $100, $375 and $164, respectively. The tax benefits that were realized by the Company in connection with these exercises amounted to $70, $524 and $42 for the years ended December 31, 2009, 2008, and 2007, respectively.

h.
The weighted average fair value of options granted was approximately $1.61, $2.69 and $4.81 for the years ended December 31, 2009, 2008 and 2007, respectively. The weighted average fair value of options granted was estimated by using the Black-Scholes option-pricing model.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 9 - SHARE-BASED COMPENSATION (continued):

The following table sets forth the assumptions that were used in determining the fair value of options granted to employees for the years ended December 31, 2009, 2008 and 2007:

	Year Ended December 31,
	2009	2008	2007

Expected life	6.11 years	6.11 years	6-6.25 years
Risk-free interest rates	2.23%-2.89%	1.87%-3.8%	3.6%-4.6%
Volatility	52.24%-61.57%	61.57%-72.5%	72.5%-75%
Dividend yield	0%	0%	0%

The expected term was determined using the simplified method provided in the Securities and Exchange Commission’s Staff Accounting Bulletin No. 107 amended and replaced by Staff Accounting Bulletin No. 110, which takes into consideration the option’s contractual life and the vesting periods (for non-employees the expected term is equal to the option’s contractual life). The Company continued to use the simplified method in 2009 as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term due to the limited period of time its equity shares have been publicly traded. The Company estimates its forfeiture rate based on its employment termination history, and will continue to evaluate the adequacy of the forfeiture rate based on analysis of employee turnover behavior, and other factors (for non-employees the forfeiture rate is nil). The annual risk free interest rates are based on the yield rates of zero coupon non-index linked U.S. Federal Reserve treasury bonds as both the exercise price and the share price are in U.S. Dollar terms.  The Company’s expected volatility is derived from its historical volatility, historical volatilities of companies in comparable stages as well as companies in the industry. Each Company’s historical volatility is weighted based on certain factors and combined to produce a single volatility factor used by the Company.

i.
As of December 31, 2009, the total unrecognized compensation cost on employee and non-employee stock options, related to unvested stock-based compensation amounted to approximately $4,881 and $4, respectively. This cost is expected to be recognized over a weighted-average period of approximately three years. This expected cost does not include the impact of any future stock-based compensation awards.

The following table summarizes the distribution of total share-based compensation expense in the Consolidated Statements of Operations:

	Year Ended December 31,
	2009	2008	2007

Cost of revenues	$44	$23	$2
Research and development, net	482	391	189
Sales and marketing	625	512	239
General and administrative	1,320	1,069	585
	$2,471	$1,995	$1,015

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 - TAXES ON INCOME:

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

Pursuant to the Israel Income Tax Law (Adjustments for Inflation), 1985 (hereinafter - the Adjustments Law), the results for tax purposes have been measured through 2007 on a real basis, based on changes in the Israel CPI. The Company is taxed under this law.

Under the Israel Income Tax Law (Adjustments for Inflation) (Amendment No. 20), 2008 (hereinafter - the amendment), the provisions of the Adjustments Law will no longer apply to the Company in the 2008 tax year and thereafter, and therefore, the results of the Company will be measured for tax purposes in nominal terms. The amendment includes a number of transition provisions regarding the end of application of the Adjustments Law, which applied to the Company through the end of the 2007 tax year.

c.	Tax rates

The regular corporate tax rate in Israel was 26%, 27% and 29%, in 2009, 2008 and 2007, respectively. The corporate tax rate is to be reduced to 25% in 2010. Income not eligible for “approved enterprise” benefits, mentioned above, is taxed at a regular rate.

On July 23, 2009, the Israel Economic Efficiency Law (Legislation Amendments for Applying the Economic Plan for the 2009 and 2010), 2009 (hereinafter – the 2009 amendment), became effective, stipulating, among other things, an additional gradual decrease in tax rate in 2011 and thereafter, as follows: 2011 – 24%, 2012 – 23%, 2013 – 22%, 2014 – 21%, 2015 – 20%, and 2016 and thereafter – 18%.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 - TAXES ON INCOME (continued):

Non-Israeli subsidiaries are taxed according to the tax laws in their respective domiciles of residence.

d.	Carryforward tax losses

As of December 31, 2009, the Company had a net carryforward tax loss of approximately $77,000. Under Israeli tax laws, the carryforward tax losses of the Company can be utilized indefinitely. The U.S. subsidiary had a net carryforward tax loss of approximately $387.

e.	Tax assessments

The Company and its subsidiaries have not been assessed for tax purposes since incorporation.

f.	The components of income (loss) before income taxes are as follows:

	Year Ended December 31,
	2009	2008	2007
Income (loss) before taxes on income:
The Company in Israel	$(12,143)	$(3,638)	$(4,032)
Subsidiaries outside Israel	1,689	(594)	596
	$(10,454)	$(4,232)	$(3,436)
Taxes on income:
Current:
In Israel	$(115)	$(198)	$(304)
Outside Israel	100	(784)	(444)
	$(15)	$(982)	$(748)
Deferred:
In Israel	$-	$-	$-
Outside Israel	(527)	206	1,032
	$(527)	$206	$1,032
	$(542)	$(776)	$284

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 - TAXES ON INCOME (continued):

g.	Reconciliation of the theoretical tax expenses to actual tax expenses

	Year Ended December 31,
	2009	2008	2007

Theoretical tax benefit at the statutory rate (26%, 27%, and 29% for the years 2009, 2008 and 2007, respectively)	$2,718	$1,143	$996
Changes in valuation allowance	(984)	(2,635)	(3,433)
Differences arising from tax rates other than statutory rate	(220)	89	(66)
Differences between the basis of measurement of income reported for tax purposes and the basis of measurement of income for financial reporting purposes	280	453	3,672
Increase in taxes on income resulting from the computation of deferred taxes at a rate which is different from the theoretical rate	(2,598)	(169)	(648)
Disallowable deductions	(794)	(677)	(561)
Permanent differences and others	1,056	1,020	324
Actual tax benefit (tax expenses)	$(542)	$(776)	$284

h.	Deferred income taxes

The Company analyzes its deferred tax assets with regard to potential realization. The Company’s determination of the realizability of its net deferred tax assets involves considering all available evidence, both positive and negative, regarding the likelihood of sufficient future income. The methodology used involves estimates of future income, which assumes ongoing profitability of its business. These estimates of future income are projected through the life of the deferred tax assets using assumptions which management believes to be reasonable.

As of December 31, 2009 and 2008 (see below), the Company did not have a substantial record of utilization of the tax benefits, consequently, management’s assessment was, that a full valuation allowance should be established regarding the Company’s deferred tax assets, and no valuation allowance was established for its U.S. subsidiary’s based on its future earnings and profitability.

	December 31,
	2009			2008
	Current	Non current	Total	Current	Non current	Total
Deferred tax assets:
Provision for vacation, bonuses and others	$737	$-	$737	$385	$-	$385
Accrued severance pay, net	-	215	215	-	259	259
Deferred revenues	167	-	167	-	684	684
Property and equipment	-	11	11	-	197	197
R&D expenses	2,599	1,347	3,946	2,274	1,216	3,490
Tax loss carryforwards	174	16,929	17,103	-	16,527	16,527
Other	-	-	-	352	-	352
	$3,677	$18,502	$22,179	$3,011	$18,883	$21,894
Valuation allowance	(3,240)	(18,405)	(21,645)	(2,898)	(17,758)	(20,656)
Deferred tax assets	$437	$97	$534	$113	$1,125	$1,238

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 10 - TAXES ON INCOME (continued):

i.	Accounting for Uncertain Tax Position

As stated in Note 2r, the Company adopted the provisions of ASC 740-10 as of January 1, 2007.

As a result of the adoption of ASC 740-10, as of that date, the Company recognized an additional liability for unrecognized tax benefits in amount of $221. This change was accounted for as a cumulative effect of a change in accounting principle that is reflected in the financial statements as an increase of $221 in the balance of accumulated deficit as of January 1, 2007.

The Company recognized interest expense and penalties expense, related to unrecognized tax benefits of $108 and $0, respectively in 2009, $37 and $0, respectively in 2008 and $24 and $0, respectively in 2007. As of December 31, 2009, the amounts of interest and penalties accrued on the balance sheet are $184 and $44, respectively.

Following is a reconciliation of the total amounts of the Company's unrecognized tax benefits during the years ended December 31, 2009, 2008 and 2007, are as follows:

	December 31,
	2009	2008	2007

Balance at beginning of year	$861	$512	$416
Increases in unrecognized tax benefits as a result of tax positions taken during prior years	108	37	23
Decreases in unrecognized tax benefits as a result of tax positions taken during prior years	(372)	(23)	(32)
Increases in unrecognized tax benefits as a result of tax positions taken during the current year	-	335	105
Balance at end of year	$597	$861	$512

All of the above amounts of unrecognized tax benefits would affect the effective tax rate if recognized. The unrecognized tax benefits at December 31, 2009, are of tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility.

A summary of open tax years by major jurisdiction is presented below:

Jurisdiction:	Years:
Israel	2005-2009
United States (1)	2005-2009
Japan	2007-2009
United Kingdom	2008-2009

(1) Includes federal, state, and provincial (or similar local jurisdictions) tax positions.

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION:

Balance sheets:

a.    Accounts receivable:
	December 31,
	2009	2008
1) Trade:
Open accounts	$14,937	$9,899
Allowance for doubtful accounts	(1,881)	(112)
	13,056	9,787
2) Prepaid expenses and others:
Government institutions	707	713
Prepaid expenses	382	351
Accrued interest	123	108
Deferred income taxes	437	113
Derivative financial instruments	184	52
Severance pay funds short-term	-	111
Other	29	38
	$1,862	$1,486

b.	Inventories:

	December 31,
	2009	2008

Raw materials	$1,206	$1,617
Finished goods	4,589	3,581
	$5,795	$5,198

c.	Accounts payable and accruals - others:

	December 31,
	2009	2008

Employees and employee institutions	$1,910	$1,094
Provision for vacation pay	863	1,133
Accrued expenses	1,231	1,409
Provision for warranty	115	146
Government institutions	66	125
Advanced payment from customers	22	-
Derivative financial instruments	39	344
Accrued severance pay short-term	-	157
	$4,246	$4,408

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 11 - SUPPLEMENTARY FINANCIAL STATEMENT INFORMATION (continued):

d.	Deferred revenues:

Composition of deferred revenues:

	December 31,
	2009	2008

Deferred products revenues	$165	$9
Deferred services revenues	7,790	6,771
	$7,955	$6,780

The changes in deferred service revenues during the years ended December 31, 2009, 2008 and 2007, are as follows:

	Year Ended December 31,
	2009	2008	2007

Balance at begining of year	$6,771	$4,442	$2,230
Deferred revenue relating to new sales	6,022	5,422	3,278
Revenue recognized during the year	(5,003)	(3,093)	(1,066)
Balance at end of year	$7,790	$6,771	$4,442

NOTE 12 - SEGMENT INFORMATION:

The Company operates in one operating segment.

Disaggregated financial data is provided below as follows: (1) revenues by geographic area, revenues by product and tangible long-lived assets by geographic location; and (2) revenues from principal customers:

1)	Geographic and by products information:

Revenues are attributed to geographic areas based on the location of the customers. The following is a summary of revenues by geographic areas:

	Year Ended December 31,
	2009	2008	2007

North America	$25,562	$31,716	$27,902
Europe	11,791	13,243	19,097
Asia Pacific and Japan	13,016	16,633	6,116
	$50,369	$61,592	$53,115

VOLTAIRE LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(U.S. dollars in thousands except share and per share data)

NOTE 12 - SEGMENT INFORMATION (continued):

Revenues based on product are as follows:

	Year Ended December 31,
	2009	2008	2007

Switches and solutions	$36,260	$47,187	$35,597
Adapter cards	8,158	10,907	16,453
Professional services and software	5,951	3,498	1,065
	$50,369	$61,592	$53,115

Tangible long-lived assets by geographic location are as follows:

	December 31,
	2009	2008

Israel	$6,792	$3,522
United States	357	135
	$7,149	$3,657

2)	Revenues from principal customers - revenues from single customers each of which exceeds 10% of total revenues in the relevant year:

	Percentage of Revenues for the Year Ended December 31,
	2009	2008	2007

Customer A	13%	23%	27%
Customer B	19%	25%	24%
Customer C	11%	*	*

* Less than 10%

At December 31, 2009, Customers A, B and C accounted for 21%, 12% and 5% of total accounts receivable, respectively. At December 31, 2008, Customers A, B and C accounted for 4%, 21% and 12% of total accounts receivable, respectively.

VOLTAIRE LTD

SCHEDULE — VALUATION AND QUALIFYING ACCOUNTS

	Three Years Ended December 31, 2009
	Balance at the Beginning of the Year	Charged to Costs and Expenses	Other Adjustments	Balance at the end of the Year
	(U.S. dollars in thousands)
Allowance for doubtful accounts:
Year Ended December 31, 2009	$112	$1,769	$-	$1,881
Year Ended December 31, 2008	$47	$65	$-	$112
Year Ended December 31, 2007	$-	$47	$-	$47

Allowance in respect of carryforward tax losses:
Year Ended December 31, 2009	$16,527	$-	$3,370	$19,897
Year Ended December 31, 2008	$15,019	$-	$1,508	$16,527
Year Ended December 31, 2007	$12,069	$-	$2,950	$15,019